Filed Pursuant to Rule 424(b)(4)
Registration No. 333-256615

16,233,000 American Depositary Shares

AiHuiShou International Co. Ltd.

Representing 10,822,000 Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of AiHuiShou International Co. Ltd.

We are offering 16,233,000 ADSs to be sold in the offering.

Prior to this offering, there has been no public market for our ADSs or ordinary shares. Every three ADSs represent two of our Class A ordinary shares, par value US$0.001 per share. Our ADSs have been approved for listing on the New York Stock Exchange under the symbol “RERE.”

Windcreek Limited, an affiliate of JD.com Development Limited, and Tiger Global Investments, L.P., an affiliate of Internet Fund IV Pte. Ltd., have subscribed for, and have been allocated by the underwriters, 3,500,000 ADSs and 2,750,000 ADSs, respectively, in this offering at the initial public offering price and on the same terms as the other ADSs being offered, representing approximately 21.6% and 16.9%, respectively, of the ADSs being offered in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

See “Risk Factors” on page 23 to read about factors you should consider before buying the ADSs.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Following the completion of this offering, our outstanding share capital will consist of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Mr. Kerry Xuefeng Chen, our founder, chairman and chief executive officer, will beneficially own all of our issued Class C ordinary shares and will be able to exercise approximately 43.4% of the total voting power of our issued and outstanding share capital immediately following the completion of this offering, assuming that the underwriters do not exercise their over-allotment option. JD.com Development Limited will beneficially own all of our issued Class B ordinary shares and will be able to exercise approximately 35.6% of the total voting power of our issued and outstanding share capital immediately following the completion of this offering, assuming that the underwriters do not exercise their over-allotment option. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights other than voting and conversion rights. Each holder of Class A ordinary shares is entitled to one vote per share, each holder of Class B ordinary shares is entitled to three votes per share and each holder of Class C ordinary shares is entitled to fifteen votes per share on all matters submitted to them for a vote. Our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Each of the Class B ordinary shares and Class C ordinary shares is convertible into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Class B ordinary shares are not convertible into Class C ordinary shares, and vice versa.

	Per ADS		Total
Initial public offering price	$14.00		$227,262,000
Underwriting discounts and commissions(1)	$0.98	(2)	$13,948,340	(4)
Proceeds, before expenses, to us	$13.02	(3)	$213,313,660	(4)

(1)	See “Underwriting” for additional information regarding underwriting compensation.
(2)	Not applicable to ADSs offered to Windcreek Limited. See “Underwriting” for additional information regarding underwriting compensation.
(3)

Not applicable to ADSs offered to Windcreek Limited. The proceeds, before expenses, to us per ADS purchased by Windcreek Limited is US$13.58. Total proceeds, before expenses, to us from ADSs purchased by Windcreek Limited is US$47,530,000.

(4)	Includes underwriting discounts and commissions on, and proceeds, before expenses, to us from, ADSs offered to Windcreek Limited.

We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional 2,434,950 ADSs from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the ADSs against payment in New York, New York on or about June 22, 2021.

Goldman Sachs	BofA Securities	China Renaissance

GTJA	CLSA	Tiger Brokers	CMBI	FUTU

Prospectus dated June 17, 2021.

万物新生
ATRENEW

To Give a Second Life to All Idle Goods

Security
Pricing
Grading
Inspection

爱回收
AHS Recycle

拍机堂
PJT Marketplace

拍拍
Paipai Marketplace

AHS DEVICE
Overseas Business

万物新生
A T R E N E W

No.1

Total GMV[2]	Number of Consumer Products Transacted[2]	Net Revenue YoY Growth[3]
¥22.8bn	26.1m	119%
Number of Offline Stores[4]	Number of Cities (Store Presence)[4]	Average Processing Time for Each Device
755	172	3 days

1. In terms of total number of devices transacted and distribution GMV for the twelve months ended March 31, 2021, according to the CIC Report
2. For the twelve months ended March 31, 2021
3. For the three months ended March 31, 2021
4. Including AHS Recycle and Paipai offline stores, as of March 31, 2021

LETTER FROM THE FOUNDER

Dear Investors,

Thank you for your interest in us. We operate the largest pre-owned consumer electronics transactions and services platform in China under our brand “ATRenew”, meaning all things renew in English and 万物新生 in Chinese. I am excited to share with you our path, opportunity, vision, value proposition and my view of our future.

Our beginning: focus on creating long-term value despite difficulties

We started our smartphone recycling business a decade ago when mobile internet and smartphones were in their infancy. We set a key principle early on: “dare to be different.” We wanted to do something that would create value in the long run – even if that did not attract much attention and may be difficult to do at the time.

Our opportunity: to redefine an “overlooked” industry

For entrepreneurship, being “overlooked” is not necessarily a bad thing, as there are many examples of success that came from being “overlooked” or misunderstood. For a long time, we were misunderstood by others as a company that simply dismantles smartphones and re-purposes metals. The most common questions we face include: are pre-owned smartphones worth transacting? Who would like to purchase a pre-owned mobile phone?

We see tremendous opportunities for the rising pre-owned consumer electronics transaction industry. According to the CIC Report, the annual new device shipment volume of consumer electronics in China exceeded 530 million in 2020. The average selling price of smartphones has been rising in recent years. For example, a pre-owned device that was originally released seven years ago (such as an iPhone 6) could still easily be sold at a reasonable price today. There were a total of 2.6 billion consumer electronic devices that still have use value in China in 2020, but a large portion of them are idle. In China, there is a large population with relatively low disposable income while having a strong demand for good quality and value-for-money pre-owned consumer electronics. Looking beyond China, we believe that pre-owned devices transaction is naturally a global business. For example, we estimate that an iPhone’s life cycle typically lasts for several years, where each device can be transacted a few times from developed economies and top-tier cities in China to lower-tier cities in China, and to other developing economies in the world.

Driven by the large churn of upgraded devices, and the strong consumer demand in lower-tier cities and from the export market, China’s pre-owned consumer electronics industry is enormous while being complex. Multiple layers of the traditional distribution channel lead to an average markup of 60%-80% for a pre-owned device from its original recycling price. We saw an opportunity to set new industry standards by making transactions and services more user-friendly, efficient, transparent, secure, and environmentally friendly.

Our vision: to transform pre-owned consumer electronics transactions and services globally by leveraging technology

We have built our end-to-end platform to transform the inefficient traditional pre-owned consumer electronics value chain in China. Our goal is to recycle from consumers and sell directly to consumers. Through delivering the best transaction experience, we directly engage with individual sellers to obtain primary source of devices, and skip the traditional multiple layers of transactions. The platform then provides standardized inspection and grading, maintenance and other value-added services, before selling to buyers, with quality guarantee and warranty. In this way, we have created the most direct path of the value chain.

We also seek to grow our international presence. We plan to increase the global circulation of pre-owned devices and to empower the existing value chain overseas by leveraging our technological advances, particularly our automatic testing process. We believe that technology will be a driving force to increase the efficiency of global circulation and extend the lifecycle of pre-owned products, benefitting the world from both economic and sustainability perspectives.

Our value proposition: an open platform driven by supply chain capabilities and technology

We believe that building an open platform driven by supply chain capabilities and technology is the key to success in the pre-owned consumer electronics industry. China’s pre-owned consumer electronics market lacks sufficient supply as the recycling channels are fragmented, while many pre-owned devices are idle and not recycled.

We continue to execute on the following three principles to strengthen our core capabilities:

●	Principle #1: supply chain capability as the core competency

Supply chain is the core competency in the under-supplied industry. We have invested heavily in our supply chain capabilities, including inspection, grading, pricing, quality control, and after-sales services.

●	Principle #2: empowering the industry and its participants

Consumer electronics recycling has a relatively low frequency. On the supply side, we believe the most efficient conversion scenario is when consumers trade in their old devices for new items. We empower tens of thousands of device retailers by enabling them to offer trade-in solutions to their consumers, which in turn generates a consistent flow of electronic devices for our platform. For our partners, including e-commerce platforms such as JD.com, and well-known smartphone brands, we provide recycle and trade-in services to their consumers.

On the demand side, we open up our core capabilities to empower e-commerce platforms as well as content community and social platforms with supply of quality products. We support their sales process, quality control and after-sales services. In turn, we obtain high-quality traffic and orders. The large and targeted traffic from JD.com and the coverage of target consumers on Kuaishou in lower-tier cities support the rapid growth of our B2C retail business.

●	Principle #3: technology-driven

We implement an operational strategy based on a “tech and data driven” decision-making process, as demonstrated by our continued investment in technologies, data and automatic inspection. We have an intelligent pricing system based on transaction data, and we continue to improve the operational metrics backed by big data analysis. In addition, we have established a large-scale automated operation center.

Our evolution: from a single offering start-up to an end-to-end platform

We take our entrepreneurial journey as mountain climbing. One has to go through the ups and downs and the mist to reach the peak.

Our journey has been a decade of continuous innovation. We began our business in 2011 under a single brand, AHS Recycle, and have since become the leading innovator in the industry through our unique business model and technology. In late 2017, we launched PJT Marketplace to evolve from a single trade-in service provider to an open platform transaction enabler. In 2019, we completed a “C2B + B2B + B2C” closed-loop value chain by acquiring Paipai Marketplace from JD Group. In 2020, we became fully integrated, combining three originally independent business lines under one brand name – “ATRenew”.

As our three business lines, AHS Recycle, PJT Marketplace and Paipai Marketplace, continue to integrate and synergize, the flywheel of sourcing supply and facilitating demand grows stronger to power our future growth and deepen our moat.

Our outlook: the future of our company

Our corporate culture balances stability and innovation, focusing on both the present and the future.

For the next three to five years, we adhere to two strategic priorities: firstly, we aim to pursue rapid business growth by enhancing our integrated platform capabilities. Secondly, we will continue to innovate and seize new opportunities.

In the long term:

•	We aim to strengthen our leadership in the pre-owned consumer electronics industry in China, contributing to the increasing recycling penetration rate and industry upgrades.

•	We aim to build a global transaction platform, allowing pre-owned consumer electronics to circulate globally with less friction.

•	We aim to make the world a better place by reducing electronic waste and prolonging the lifecycle of consumer electronics.

Partnership with our shareholders: creating long-term value and contributing to the society

What makes a good business? Previously, I thought scale was crucial. However, the past decade has taught me that a healthy and sustainable business is a good business, and a business that does social good beyond generating shareholder return is a good business.

We are committed to promoting and facilitating the circulation of pre-owned consumer electronics globally, giving a second life to all idle goods. We believe that the value of a business lies in solving social problems and creating social value. The greater the social value a business creates, the greater the economic value the business may have. If you share similar values and believe in long-term value creation both economically and socially, join us at ATRenew as we build a better world.

Thank you for reading this letter. We look forward to partnering with you in the exciting journey ahead.

Kerry Xuefeng Chen

Founder and CEO

Prospectus

You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy the ADSs, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs.

Neither we nor any of the underwriters has taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus or any filed free writing prospectus outside the United States.

Until July 12, 2021 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to invest in the ADSs. This prospectus contains information from an industry report commissioned by us and prepared by China Insights Industry Consultancy Limited, or CIC, an independent research firm, to provide information regarding our industry and our market position. We refer to this report as the CIC Report.

Our Mission

To give a second life to all idle goods.

We founded our company with the belief that environmental problems can be addressed while achieving commercial success. Since inception, we have transformed the pre-owned consumer electronics industry in China by facilitating recycle and trade-in services and further grown the industry by connecting and empowering all participants in the ecosystem. We remain excited about pursuing our mission and will leverage our platform and technology to continue to standardize mass-market pre-owned consumer goods.

Our Vision

To enable pre-owned consumer electronics transactions and services globally by leveraging technology.

Overview

Who We Are

We are the largest pre-owned consumer electronics transactions and services platform in China in terms of GMV for electronics and the number of devices transacted by merchants and consumers, with a market share of 6.6% and 8.7% in terms of GMV for electronics and number of devices transacted, respectively, in 2020, according to the CIC Report. Our GMV for electronics and number of devices transacted on our platform for the year ended December 31, 2020 were both greater than the next five largest platforms combined, according to the CIC Report. Total GMV transacted on our platform was RMB22.8 billion and the number of consumer products transacted on our platform was 26.1 million for the twelve months ended March 31, 2021, representing a year-over-year growth from the twelve months ended March 31, 2020 of 66.1% and 46.6%, respectively. Total GMV transacted on our platform was RMB6.2 billion and the number of consumer products transacted on our platform was 6.4 million for the three months ended March 31, 2021, representing year-over-year growth from the same period of 2020 of 106.7% and 68.4%, respectively.

We have created the infrastructure for pre-owned consumer electronics transactions and services by digitalizing and standardizing the industry, with a strong focus on mobile phones. According to the CIC Report, we created the first inspection, grading and pricing processes that helped standardize the pre-owned consumer electronics industry. While core to our success is our ability to effectively source supply, our offerings today span the entire value chain for pre-owned consumer electronics. We were founded in 2011 as a consumer-oriented single service provider focused on efficiently sourcing electronic devices through Aihuishou Recycle, or AHS Recycle, China’s leading online and offline offering for recycle and trade-in services primarily for reuse. We have since evolved to an integrated transactions and services platform through the addition of Paijitang Marketplace, or PJT Marketplace, China’s leading B2B marketplace for trading electronic products and services, in late 2017. We further extended our capabilities to mass retail consumers through Paipai Marketplace, a retail marketplace for pre-owned products of certified quality which we acquired from JD Group in 2019. Starting from 2019, we have been increasing our international presence as well. With these offerings, we have reinvented how consumers, small merchants, consumer electronics brands, e-commerce platforms and retailers sell and purchase pre-owned consumer electronics. Over time, we hope to empower more participants, both in China and the rest of the world, to partake in the pre-owned electronics circulation ecosystem.

Our platform digitally integrates every step of the value chain. We obtain supply of pre-owned consumer electronics, process devices for resale using proprietary inspection, grading, and pricing technologies in our operation centers, and distribute processed devices to a variety of purchasers. We transact with consumers and small merchants at both the supply and demand sides of the value chain, ensuring that a diversity of participants have access to our platform. Through end-to-end coverage of the value chain and supply and demand participation supported by our quality and pricing benchmarks, we believe we set the standard for the industry in China. Our platform is frequently used by consumers and small merchants throughout the country for quality ratings and listing prices of pre-owned products before transacting. We leverage an online and offline presence to extend the reach of our platform. As of March 31, 2021, we operated 755 offline stores throughout China, of which 753 were AHS stores and two were Paipai stores. In 2020 and the three months ended March 31, 2021, out of all consumer products transacted on our platform, 67.7% and 69.7% were mobile phones, respectively, while the remaining were other electronics such as laptops, tablets and digital cameras, luxury goods, household items and books.

Market Opportunities in China for Creating a Pre-owned Consumer Electronics Infrastructure

Without effective recycling standards and channels, consumer electronic devices are often discarded after a short life cycle. In China, annual new device shipment volume reached 538 million in 2020, according to the CIC Report. Discarded devices pollute the environment and have impacted people’s daily lives. Additionally, though some individuals desire pre-owned devices, there are few trusted channels to purchase high-quality and reliable pre-owned devices. We are the only sizable online pre-owned consumer electronics transactions and services platform that provides quality warranty services, according to the CIC Report. As for offline channels, small merchants are incapable of trading high-quality pre-owned devices consistently absent of the necessary inspection and pricing endorsement from reputable platforms. In addition, consumers themselves are unable to distinguish the difference in credibility among various merchants.

We believe increasing the volume and speed of circulation of pre-owned consumer electronics is the solution to these problems. Our business emerged due to the inherent differences in the consumer electronics market between China and the rest of the world. We believe there is no better market in which to create the infrastructure for pre-owned devices than China given the following defining characteristics:

•

Largest consumer electronics market globally: According to the CIC Report, China has the world’s largest number of consumer electronic devices in circulation in 2020, greater than that in the United States and Europe combined. More devices and more frequent roll-out of new models lead to more frequent replacements and more pre-owned goods as a result. This creates a larger market opportunity for pre-owned consumer electronics.

•

More fragmented supply of pre-owned consumer electronics: According to the CIC Report, China has many more consumer electronics brands than the United States, with fewer dominant brands and a greater variety of product models. Sales channels are also more fragmented in China. Mobile phones are available for purchase at a diverse range of retailers ranging from branded stores to e-commerce platforms, offline mom-and-pop stores and small merchants. Fragmentation of supply creates the opportunity to aggregate access to pre-owned devices on a single platform.

•

More varied consumer purchase patterns: Consumers in the United States frequently acquire mobile phones from mobile network operators or large retailers bundled with service contracts. Trade-ins often happen when renewing those contracts, resulting in a centralized recycling network. Meanwhile, consumers in China typically acquire mobile phones without service contracts. The lack of trade-in at contract renewal decentralizes the recycling ecosystem and diversifies the supply of pre-owned devices in China. In this diverse retail environment, trade-ins are processed inefficiently and with limited scale. This opens an opportunity for an advanced platform to facilitate recycling and the sale of pre-owned devices.

•

Greater consumer demand for pre-owned goods: With a much lower disposable income per capita of US$4,983 in China compared to US$52,997 in the United States in 2020, according to the CIC Report, demand for value-for-money pre-owned consumer electronic products is much stronger in China than in more developed economies. As a result, China’s economy has a greater degree of reuse and internal circulation compared to more developed economies, where procured pre-owned consumer electronics are typically exported overseas. Internal circulation of goods leads to the creation of a complex, multi-regional value-chain dedicated to recycling and transacting pre-owned goods throughout China. The existence of this largely offline and traditional value-chain creates the need for the standardization of pre-owned goods transactions and services.

These characteristics have created tremendous and growing market opportunities in China to address pre-owned consumer electronics transactions and services. According to the CIC Report, 189 million pre-owned devices were transacted to merchants and individual buyers in 2020 with RMB252 billion in total GMV distributed to merchants and buyers. The defining characteristics of the industry will propel its rapid growth to 546 million pre-owned devices or RMB967 billion of total GMV by 2025, representing CAGRs of 24% and 31%, respectively. We believe we are uniquely positioned to capture this growing market opportunity due to the infrastructure we have created that digitalizes and standardizes the pre-owned consumer electronics industry.

Our Platform

We believe the key to capturing the tremendous opportunity in the pre-owned consumer electronics market in China is the creation of a new infrastructure defined by end-to-end coverage of the value chain and standardization of inspection, grading, and pricing.

•

Aggregated Diverse Supply:    AHS Recycle, our omni-channel business and household brand for the collection of pre-owned consumer electronics, sources supply from consumers. Consumers can sell their pre-owned consumer electronics at any of our online portals or offline locations, or through our strategic partners, including JD.com and Kuaishou Technology, or Kuaishou. AHS Recycle is central to our strategy of obtaining supply, after which devices are processed in our operation centers and then resold primarily for reuse through our other offerings including PJT Marketplace and Paipai Marketplace.

•

Efficient Demand Fulfillment:    Given the success of AHS Recycle and our proven ability to obtain supply, we launched PJT Marketplace and Paipai Marketplace to improve the circulation of pre-owned consumer electronics on our platform.

•

PJT Marketplace, founded in late 2017, enables small merchants to acquire pre-owned consumer electronics and retailers, typically in the telecom and phone-retail industries, to bid-for, win, and purchase pre-owned consumer electronics. PJT Marketplace also leverages our proprietary inspection, grading and pricing capabilities and extends this recycling infrastructure to the broader industry which allows small merchants on the selling side to facilitate their own trade-in programs and pre-owned consumer electronics transactions.

•

Paipai Marketplace, acquired in 2019 from JD Group, enables consumers to buy quality pre-owned consumer goods with ease and convenience. Over time, Paipai Marketplace has expanded to inspect and sell pre-owned goods in verticals outside of electronics, such as luxury goods, household items and books.

•

Standardized Inspection, Grading, and Pricing:    As of March 31, 2021, we operated seven centralized operation centers and 23 city-level operation stations equipped with proprietary data-driven processing technologies, including a fully automated center in Changzhou, China. Devices sourced from AHS Recycle and PJT Marketplace that are eventually resold on PJT Marketplace and Paipai Marketplace pass through these centers for inspection, grading and pricing. This standardized processing creates widely accepted benchmarks for quality and pricing in the industry.

•

Complementary Services:    We provide an increasing variety of services to ecosystem participants to make our platform a one-stop destination for pre-owned consumer electronics. Consumers benefit from in-store value-added services at our AHS stores such as data migration and data erasing, introduction of third-party phone screen maintenance service, instant repair, power bank rental and accessories purchase. Small merchants also have access to modularized offerings on our platform, such as testing and certification through our operation centers, our auction and bidding infrastructure, enhanced fulfillment services and consignment sales. Additionally, our comprehensive trade-in solutions help support phone brands’ trade-in programs, by handling their backend collection of devices and improving their online and offline marketing capabilities, thereby increasing the number of new devices sold.

The diagram below illustrates the major components of our platform:

Notes:

(1)	As of March 31, 2021; (2) According to the CIC Report

Our Value Propositions

Our platform brings value to all participants in the consumer electronics ecosystem. By creating industry standards, we have made transactions and services for pre-owned consumer electronics more user-friendly, efficient, transparent, secure, and environmentally friendly and socially beneficial.

•

User-friendly.    Our control of supply and demand channels for pre-owned consumer electronics both online and offline has made it easier for participants to take part in the ecosystem. Those looking to sell devices can do so online through our website, mobile app, or key partnerships with e-commerce platforms such as JD.com and content community and social platforms such as Kuaishou, or offline at our 753 AHS stores and our over 1,500 self-service kiosks as of March 31, 2021. Those looking to purchase pre-owned devices can do so easily through PJT Marketplace or Paipai Marketplace. Our platform has become a go-to destination for those looking to sell or buy pre-owned devices.

•

Efficient.    The digital nature and end-to-end coverage of our platform has reduced the number of intermediaries and transactions required from trade-in to eventual purchase of a pre-owned device. Our ability to obtain supply, process devices, then resell devices quickly has made the turnaround time of devices much faster than industry average and improved the economics for device sellers and purchasers. Our processing time for inspection, grading and pricing for each device before shipping takes approximately three days, while that of competitors takes up to ten days or longer, according to the CIC Report.

•

Transparent.    Participants in our ecosystem trust transacting pre-owned consumer electronic devices on our platform, which provides consistent pricing based on our proprietary inspection and grading process and standardized metrics. Our nationwide footprint of AHS stores also helps build our brand recognition and provides users with a unique in-store experience, all of which make transacting on our platform easy, trustworthy and transparent.

•

Secure.    We take immense pride in our commitment to data privacy protection. We maintain a stringent data clearance policy including mandatory data erasing before devices enter our operation centers and data erasing in front of our customers who transact in stores. We believe our focus on data privacy protection removes one of consumers’ key concerns with taking part in the pre-owned consumer electronics ecosystem, and will benefit the continual growth of our platform.

•

Environmentally Friendly and Socially Beneficial.    Our platform reduces electronic waste by prolonging the life cycle of electronic devices. We also foster the global circulation of certified pre-owned devices, particularly to international markets with strong demand for value-for-money products. We believe that the global circulation of certified pre-owned devices helps everyone in developing economies gain equal access to the benefits of technology such as mobile electronics.

Our Innovation and Technology

Innovation and technology are at the core of our company and permeate every aspect of our operations.

Our innovations in testing tools help us obtain supply and empower others to participate in the pre-owned consumer electronics transactions. Our self-service trade-in kiosks allow devices to be inspected and display a fair sale price within two minutes. We also have proprietary inspection terminals to help small merchants inspect the need for parts replacement, functionality, battery life, or many other key features quickly and accurately.

Our operation centers are equipped with proprietary technology to assist the inspection, grading, and pricing of devices. Our AI and machine-learning driven algorithms leverage data from millions of transactions, thousands of device models, and millions of device sellers and buyers to refine our quality inspection, grading and pricing.

Our technological strengths in big data analytics improve the day-to-day operations of our AHS stores as well. We apply intelligent store management systems to capture key in-store footprints which we analyze to standardize customer service offerings and manage risk of theft or malpractice. This operational know-how also helps us select sites for new AHS store openings.

Our Scale and Financial Performance

We have experienced substantial growth since our inception in 2011. We operate an inventory-led e-commerce platform that generates product revenue from the sale of pre-owned goods, primarily pre-owned consumer electronics as well as e-commerce marketplaces that generate services revenue from third-party sales of devices over our platform. In 2020, we had approximately 23.6 million consumer products transacted, which represented an increase of 48.4% from 15.9 million of consumer products transacted in 2019. In the three months ended March 31, 2021, we had approximately 6.4 million consumer products transacted, which represented an increase of 68.4% from 3.8 million of consumer products transacted in the same period of 2020. The number of consumer products transacted in 2020 contributed to GMV of RMB19.6 billion, representing a 60.7% growth from RMB12.2 billion of GMV in 2019. The number of consumer products transacted in the three months ended March 31, 2021 contributed to GMV of RMB6.2 billion, representing a 106.7% growth from RMB3.0 billion of GMV in the same period of 2020.

Our net revenue increased by 20.6% from RMB3,261.5 million in 2018 to RMB3,931.9 million in 2019, and further by 23.6% to RMB4,858.2 million (US$741.5 million) in 2020. Our net revenue increased by 118.8% from RMB692.2 million in the three months ended March 31, 2020 to RMB1,514.4 million (US$231.1 million) in the same period of 2021. Our loss from operations was RMB256.5 million, RMB731.8 million, RMB458.8 million (US$70.0 million) and RMB111.4 million (US$17.0 million) in 2018, 2019, 2020 and the three months ended March 31, 2021, respectively. Our adjusted loss from operations, a non-GAAP financial measure, was RMB232.8 million, RMB535.2 million, RMB143.7 million (US$21.9 million) and RMB33.6 million (US$5.1 million) in 2018, 2019, 2020 and the three months ended March 31, 2021, respectively. We recorded net loss of RMB207.9 million, RMB704.9 million, RMB470.6 million (US$71.8 million) and RMB94.8 million (US$14.5 million) in 2018, 2019, 2020 and the three months ended March 31, 2021, respectively. Our adjusted net loss, a non-GAAP financial measure, was RMB210.0 million, RMB538.4 million, RMB202.8 million (US$31.0 million) and RMB36.4 million (US$5.6 million) in 2018, 2019, 2020 and the three months ended March 31, 2021, respectively. See “Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measures.”

Our Competitive Strengths

We believe the following competitive strengths contribute to our success and set us apart from our competitors:

•	China’s largest pre-owned consumer electronics transactions and services platform;

•	pioneer in developing industry infrastructure and standards;

•	unique supply and demand flywheel driving continuous growth;

•	proprietary and innovative technologies;

•	highly synergistic relationship with JD Group; and

•	visionary, entrepreneurial management team continually innovating and transforming the industry.

Our Strategies

Since our inception, we have advanced the pre-owned consumer electronics transactions and services industry. Through the following strategies, we aim to further grow our business as well as increase the overall penetration of pre-owned consumer electronics in China and globally:

•	expand our sources of supply and continue to empower pre-owned consumer electronics industry participants;

•	further strengthen the industry infrastructure and our ability to define industry standards;

•	increase demand by broadening our consumer and merchant reach and other distribution channels;

•	continue to improve our technology capabilities; and

•	grow our international presence.

Summary of Risk Factors

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Below is a summary of material risks we face, organized under relevant headings. Full-fledged discussion of these risks can be found in the section headed “Risk factors.”

Risks Related to Our Business and Industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

•	Our industry is rapidly evolving and our business model may not continue to be successful or achieve wide acceptance as we anticipated;

•

If we fail to attract and engage consumers, third-party merchants or other participants in the pre-owned consumer electronics value chain, or provide them with superior experience, our business and reputation may be materially and adversely affected;

•	If we are unable to maintain our existing customer base and attract new customers, our business, financial condition and results of operations may be materially and adversely affected;

•	Any deterioration in our relationships with our major business partners, such as JD Group, may adversely affect our business prospects and business operations;

•	If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected;

•	We are not profitable and have negative net cash flows from operating activities, which may continue in the future;

•

The growth and profitability of our business depend on the level of consumer demand and discretionary spending. A severe or prolonged economic downturn in China or around the world could materially and adversely affect consumer discretionary spending and therefore adversely affect our business, financial condition and results of operations;

•	Our operations have been and may continue to be affected by the COVID-19 pandemic;

•	We may not be able to effectively and accurately inspect, grade and price pre-owned goods, in particular, consumer electronics;

•

The price differences between our collection and resale of pre-owned consumer electronics in connection with our self-operated transactions and the fees we charge from transactions on our online marketplaces may fluctuate or decline in the future. Any material decrease in such fees or price differences would harm our business, financial condition and results of operations;

•	If we are unable to expand our AHS store network successfully, our business or results of operations would be adversely affected;

•	Failure to successfully operate offline AHS stores could materially and adversely harm our reputation, business and results of operations;

•	The successful operations of our PJT Marketplace and Paipai Marketplace depend on our ability to maintain and attract more third-party merchants and consumers to our online marketplaces;

•	We are subject to various risks in connection with our cooperation with third-party merchants;

•

Privacy concerns relating to pre-owned consumer electronics and the collection, store and use of customer information could deter current and potential customers from choosing our products or services, damage our reputation, impede our business growth and thus negatively impact our business; and

•	Our expansion into new product categories and offering of new services may expose us to new challenges and more risks.

Risks Related to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, without limitation, the following:

•

If the PRC government finds that the agreements that establish the structure for operating certain of our businesses in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;

•

We rely on contractual arrangements with our VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control; and

•	Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;

•

Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects;

•	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws; and

•

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

General Risks Related to The ADSs and This Offering

In addition to the risks described above, we are subject to general risks related to the ADSs and this offering, including, without limitation, the following:

•	There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all;

•	The trading price of our ADSs may be volatile, which could result in substantial losses to you;

•

Our triple-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial;

•	The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise the same rights as our shareholders; and

•	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

Corporate History and Structure

We commenced our operations in 2011 by procuring pre-owned phones and other consumer electronics from consumers through AHS Recycle. In 2014, we expanded to offline channels by opening self-operated offline AHS stores in popular shopping malls. In 2015, we started cooperating with e-commerce platforms such as JD.com, and consumer electronics brands such as Xiaomi, to attract their user traffic to our offline AHS stores for trade-in. In an attempt to further leverage our supply chain capabilities and quality inspection, grading and pricing capability accumulated in years of our business operations, in late 2017, we launched PJT Marketplace, an online bidding platform where AHS Recycle and third-party merchants sell pre-owned consumer electronics to buyers, primarily small merchants and retailers, and, in 2019, we acquired Paipai Marketplace, a B2C transaction platform for pre-owned products, from JD Group.

To facilitate our offshore financing, we established our offshore holding structure during the period from November 2011 to August 2012. Specifically, we established AiHuiShou International Co. Ltd., our current holding company, in Cayman Islands in November 2011. Our Cayman holding company further established AiHuiShou International Company Limited, or AiHuiShou HK, as its wholly-owned subsidiary in Hong Kong in January 2012. In August 2012, AiHuiShou HK further established a wholly-owned subsidiary, Shanghai Aihui Trading Co., Ltd., or Shanghai Aihui, in China.

After we established our offshore holding structure in August 2012, we obtained control over Shanghai Wanwuxinsheng Environmental Protection Technology Group Co., Ltd., or Shanghai Wanwuxinsheng, a company jointly established by Mr. Kerry Xuefeng Chen and Mr. Wenjun Sun in China in May 2010 under the name of Shanghai Yueyee Network Information Technology Co., Ltd. (上海悦易网络信息技术有限公司), by entering into a set of contractual arrangements between Shanghai Aihui, Shanghai Wanwuxinsheng and the shareholders of Shanghai Wanwuxinsheng in August 2012. The contractual arrangements were supplemented, amended or restated several times and the latest set of contractual arrangements consist of (i) the exclusive technology consulting and management service agreement and a supplement agreement allowing us to receive all economic benefits of Shanghai Wanwuxinsheng, (ii) the business operation agreement allowing us to control the business operations and management of Shanghai Wanwuxinsheng, (iii) the third amended and restated option purchase agreements granting us an option to acquire all equity interests of Shanghai Wanwuxinsheng, (iv) the third amended and restated share pledge agreement pledging us all equity interests of Shanghai Wanwuxinsheng to guarantee the performance of obligations by Shanghai Wanwuxinsheng and its shareholders under the contractual arrangements, (v) the voting proxy agreement granting us all rights as the shareholders of Shanghai Wanwuxinsheng, (vi) the amended and restated powers of attorney executed by each of the shareholders of Shanghai Wanwuxinsheng irrevocably delegating us the full power to act as shareholders of Shanghai Wanwuxinsheng, and (vii) the spousal consent letters executed by each of the spouses of Mr. Kerry Xuefeng Chen and Mr. Wenjun Sun. Shanghai Wanwuxinsheng is the primary entity through which we carry out our research and development activities and innovation and provide back office supports to our business operations.

Shanghai Wanwuxinsheng further established in China (i) Shanghai Yueyi Network Information Technology Co., Ltd. (上海悦亿网络信息技术有限公司) in September 2015 and (ii) Changzhou Yueyi Network Information Technology Co., Ltd., or Changzhou Yueyi, in June 2017. Shanghai Yueyi mainly operates our own offline AHS stores in the AHS store network and our PJT and Paipai online marketplaces, as well as other innovative businesses. Changzhou Yueyi mainly engages in the collection of pre-owned consumer electronics sourced from JD Group’s e-commerce platforms, our brand partners and distributor partners.

In March 2017, we started to expand our business to overseas market and established AHS Device Hong Kong (formerly known as Shanghai Yueyi Network (HK) Co., Limited and Aihuishou Global Co., Limited), or AHS Device HK, in Hong Kong as the primarily entity operating our overseas business.

The following diagram illustrates our corporate structure as of the date of this prospectus consisting of our principal subsidiaries, our variable interest entities and principal subsidiaries of our variable interest entities.

(1)

Shanghai Wanwuxinsheng Environmental Protection Technology Group Co., Ltd. is 72.3425% owned by Mr. Kerry Xuefeng Chen, our founder, chairman and chief executive officer, and 27.6575% owned by Mr. Wenjun Sun, our former director. Both Mr. Chen and Mr. Sun are beneficial owners of our company.

(2)	Shenzhen Lvchuang Network Technology Co., Ltd. is wholly owned by Mr. Haichen Shen, our employee. Shenzhen Lvchuang Network Technology Co., Ltd. currently does not engage in any business operations.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards. See “Risk Factors—Risks Related to the ADSs and This Offering—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance requirements of the New York Stock Exchange; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance requirements of the New York Stock Exchange.”

Implication of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates is at least US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Corporate Information

Our principal executive offices are located at 12th Floor, No. 6 Building, 433 Songhu Road, Shanghai, the People’s Republic of China. Our telephone number at this address is +86 21 5290-7031. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is https://www.aihuishou.com. The information contained on our website is not a part of this prospectus.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“ADRs” are to the American depositary receipts which may evidence the ADSs;

•	“ADSs” are to the American depositary shares, every three of which represent two Class A ordinary shares;

•	“AHS,” “we,” “us,” “our company” and “our” are to AiHuiShou International Co. Ltd., our Cayman Islands holding company and its subsidiaries;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.001 per share;

•	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.001 per share;

•	“Class C ordinary shares” are to our Class C ordinary shares, par value US$0.001 per share;

•	“executed transaction price” are to the transaction price that is not net of any coupons offered to the buyers on our marketplaces;

•

“GMV” are to the total dollar value of goods distributed to merchants and consumers through transactions on our platform in a given period for which payments have been made, prior to returns and cancellations, excluding shipping cost but including sales tax; total GMV consists of GMV for product sales and GMV for online marketplaces GMV for product sales measures the GMV from sales of phones and other consumer electronic goods through our platform; GMV for online marketplaces measures the GMV from third-party merchants and/or consumers participating in our PJT and Paipai marketplaces;

•

“number of consumer products transacted” are to the number of consumer products distributed to merchants and consumers through transactions on our PJT Marketplace, Paipai Marketplace and other channels we operate in a given period, prior to returns and cancellations, excluding the number of consumer products collected through AHS Recycle; a single consumer product may be counted more than once according to the number of times it is transacted on PJT Marketplace, Paipai Marketplace and other channels we operate through the distribution process to end consumer;

•

“ordinary shares” are to our ordinary shares, par value US$0.001 per share, and upon and after the completion of this offering, are to our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, par value US$0.001 per share;

•	“our platform” are to our overall business operations, including AHS Recycle, PJT Marketplace, Paipai Marketplace and AHS Device and other channels we operate;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

•

“VIEs” are to Shanghai Wanwuxinsheng Environmental Protection Technology Group Co., Ltd. (formerly known as Shanghai Yueyee Network Information Technology Co., Ltd. (上海悦易网络信息技术有限公司)) and Shenzhen Lvchuang Network Technology Co., Ltd.; and

•	“WFOE” are to Shanghai Aihui Trading Co., Ltd.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option. Unless otherwise noted, all translations from Renminbi to

U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at a rate of RMB6.5518 to US$1.00, the exchange rate in effect as of March 31, 2021, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On May 21, 2021, the exchange rate for Renminbi was RMB6.4339 to US$1.00.

The Offering

Offering price	US$14.00 per ADS.

ADSs offered by us	16,233,000 ADSs (or 18,667,950 ADSs if the underwriters exercise their over-allotment option in full).

ADSs outstanding immediately after this offering	16,233,000 ADSs (or 18,667,950 ADSs if the underwriters exercise their over-allotment option in full).

Ordinary shares issued and outstanding immediately after this offering

We have adopted a triple-class ordinary share structure. There will be a total of 146,938,992 ordinary shares, comprised of 88,411,553 Class A ordinary shares, 47,240,103 Class B ordinary shares and 11,287,336 Class C ordinary shares (or 148,562,292 ordinary shares if the underwriters exercise their over-allotment option in full, comprised of 90,034,853 Class A ordinary shares, 47,240,103 Class B ordinary shares and 11,287,336 Class C ordinary shares). Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights other than voting and conversion rights. Each holder of Class A ordinary shares is entitled to one vote per share, each holder of Class B ordinary shares is entitled to three votes per share and each holder of Class C ordinary shares is entitled to fifteen votes per share on all matters submitted to them for a vote. Our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Each of the Class B ordinary shares and Class C ordinary shares is convertible into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Class B Ordinary Shares are not convertible into Class C Ordinary Shares, and vice versa. Class B ordinary shares issued and outstanding immediately after the completion of this offering will represent 32.1% of our total issued and outstanding shares and 35.5% of the then total voting power (or 31.8% of our total issued and outstanding shares and 35.3% of the then total voting power if the underwriters exercise their over-allotment option in full). Class C ordinary shares issued and outstanding immediately after the completion of this offering will represent 7.7% of our total issued and outstanding shares and 42.4% of the then total voting power (or 7.6% of our total issued and outstanding shares and 42.2% of the then total voting power if the underwriters exercise their over-allotment option in full).

The ADSs	Every three ADSs represent two Class A ordinary shares, par value US$0.001 per share.

The depositary, or its custodian, will hold Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 2,434,950 additional ADSs.

Use of proceeds	We expect that we will receive net proceeds of approximately US$207.6 million from this offering or approximately US$239.3 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to further improve our technology capabilities; to diversify service offerings on our platform; to further expand our AHS store network and develop new sales channels for Paipai Marketplace; and for general corporate purposes, which may include investing in sales and marketing activities, and funding working capital needs and potential strategic investments and acquisitions. See “Use of Proceeds” for more information.

Lock-up	We, our directors and executive officers, our existing shareholders and certain of our optionholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 5% of the ADSs offered in this offering to some of our directors, officers, employees, business associates and related other persons associated with us through a directed share program. Any sales made through the directed share program will be made by Tiger Brokers (NZ) Limited or Futu Inc. We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs available to the general public. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs. Certain participants may be subject to the lock-up agreements as described in “Underwriting—Directed Share Program”.

Listing	Our ADSs have been approved for listing on the New York Stock Exchange under the symbol “RERE.” The ADSs and our Class A ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on June 22, 2021.

Depositary	Citibank, N.A.

Summary Consolidated Financial and Operating Data

The following summary consolidated statements of operations and comprehensive loss data for the years ended December 31, 2018, 2019 and 2020, summary consolidated balance sheets data as of December 31, 2018, 2019 and 2020, and summary consolidated statements of cash flows data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of operations and comprehensive loss data for the three months ended March 31, 2020 and 2021, summary consolidated balance sheet data as of March 31, 2021, and summary consolidated statements of cash flows data for the three months ended March 31, 2020 and 2021 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of ordinary and recurring adjustments, that we consider necessary for a fair statement of our financial position and results of operations for the periods presented. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statements of operations and comprehensive loss data for the years ended December 31, 2018, 2019 and 2020 and the three months ended March 31, 2020 and 2021:

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2018		2019		2020			2020		2021
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share numbers and per share data)
Net revenues
Net product revenues	3,249,923	99.6	3,730,206	94.9	4,244,023	647,764	87.4	606,103	87.6	1,310,547	200,029	86.5
Net service revenues	11,597	0.4	201,652	5.1	614,176	93,742	12.6	86,109	12.4	203,884	31,119	13.5

Total net revenues	3,261,520	100.0	3,931,858	100.0	4,858,199	741,506	100.0	692,212	100.0	1,514,431	231,148	100.0
Operating expenses
Merchandise costs	(2,801,433)	(85.9)	(3,176,401)	(80.8)	(3,610,434)	(551,060)	(74.3)	(500,800)	(72.3)	(1,095,696)	(167,236)	(72.4)
Fulfillment expenses	(353,969)	(10.8)	(658,149)	(16.7)	(666,317)	(101,700)	(13.7)	(157,954)	(22.8)	(223,019)	(34,039)	(14.7)
Selling and marketing expenses	(237,562)	(7.3)	(566,792)	(14.4)	(740,542)	(113,029)	(15.2)	(144,150)	(20.8)	(222,580)	(33,972)	(14.7)
General and administrative expenses	(80,959)	(2.5)	(140,874)	(3.6)	(177,542)	(27,098)	(3.7)	(53,900)	(7.8)	(29,408)	(4,489)	(1.9)
Technology and content expenses	(65,759)	(2.0)	(142,858)	(3.7)	(151,536)	(23,129)	(3.1)	(40,165)	(5.8)	(55,499)	(8,471)	(3.7)

Total operating expense	(3,539,682)	(108.5)	(4,685,074)	(119.2)	(5,346,371)	(816,016)	(110.0)	(896,969)	(129.6)	(1,626,202)	(248,207)	(107.4)
Other operating income	21,701	0.6	21,410	0.6	29,395	4,487	0.6	5,811	0.8	361	55	0.0

Loss from operations	(256,461)	(7.9)	(731,806)	(18.6)	(458,777)	(70,023)	(9.4)	(198,946)	(28.7)	(111,410)	(17,004)	(7.4)
Interest expense	(6,536)	(0.2)	(12,397)	(0.3)	(21,090)	(3,219)	(0.5)	(3,535)	(0.5)	(6,552)	(1,000)	(0.4)

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2018		2019		2020			2020		2021
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share numbers and per share data)
Interest income	8,273	0.3	7,813	0.2	9,321	1,423	0.2	1,910	0.3	3,420	522	0.2
Fair value change in warrant liabilities	23,781	0.7	—	—	—	—	—	—	—	—	—	—
Other income (loss), net	21,579	0.7	3,581	0.1	(39,866)	(6,085)	(0.8)	6,559	0.9	914	140	0.1

Loss before taxes	(209,364)	(6.4)	(732,809)	(18.6)	(510,412)	(77,904)	(10.5)	(194,012)	(28.0)	(113,628)	(17,342)	(7.5)
Income tax benefits	1,922	0.0	30,120	0.8	47,320	7,222	1.0	12,028	1.7	19,459	2,970	1.3
Share of loss in equity method investments	(499)	0.0	(2,199)	(0.1)	(7,526)	(1,149)	(0.2)	(4,281)	(0.6)	(612)	(93)	(0.0)

Net loss	(207,941)	(6.4)	(704,888)	(17.9)	(470,618)	(71,831)	(9.7)	(186,265)	(26.9)	(94,781)	(14,465)	(6.3)

Net loss per share attributable to ordinary shareholders:
Basic	(55.98)		(84.27)		(94.51)	(14.43)		(27.28)		(32.13)	(4.90)
Diluted	(55.98)		(84.27)		(94.51)	(14.43)		(27.28)		(32.13)	(4.90)
Weighted average number of shares used in calculating net loss per ordinary share
Basic	19,405,981		18,782,620		18,782,620	18,782,620		18,782,620		18,782,620	18,782,620
Diluted	19,405,981		18,782,620		18,782,620	18,782,620		18,782,620		18,782,620	18,782,620
Non-GAAP financial measures(1)
Adjusted loss from operations	(232,798)		(535,178)		(143,654)	(21,926)		(118,846)		(33,572)	(5,124)
Adjusted net loss	(209,981)		(538,380)		(202,815)	(30,956)		(118,193)		(36,402)	(5,555)

(1)	See “—Non-GAAP Financial Measures.”

The following table presents our summary consolidated balance sheet data as of December 31, 2018, 2019, 2020 and March 31, 2021:

	As of December 31,				As of March 31,
	2018	2019	2020		2021
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Cash and cash equivalents	665,560	410,783	918,076	140,126	657,218	100,311
Total current assets	1,059,530	1,094,908	1,874,638	286,126	1,871,923	285,711
Intangible assets, net	18,991	1,682,963	1,367,841	208,773	1,290,002	196,893
Goodwill	—	1,803,415	1,803,415	275,255	1,803,415	275,255
Total non-current assets	170,945	3,690,539	3,351,700	511,569	3,279,697	500,580
Total assets	1,230,475	4,785,447	5,226,338	797,695	5,151,620	786,291
Total current liabilities	590,702	755,093	1,183,539	180,643	1,079,737	164,800
Total non-current liabilities	3,466	389,280	374,584	57,173	344,656	52,605
Total liabilities	594,168	1,144,373	1,558,123	237,816	1,424,393	217,405
Mezzanine equity	2,492,056	7,080,078	8,879,894	1,355,337	9,542,589	1,456,484

The following table presents our summary consolidated statements of cash flows data for the years ended December 31, 2018, 2019 and 2020 and the three months ended March 31, 2020 and 2021:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2018	2019	2020		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(358,022)	(410,794)	(412,868)	(63,016)	(203,109)	(302,526)	(46,174)
Net cash (used in)/provided by investing activities	(109,267)	(304,349)	18,625	2,843	7,788	86,845	13,255
Net cash provided by/(used in) financing activities	904,022	455,751	929,962	141,940	86,977	(44,103)	(6,731)
Effect of foreign exchange rate changes on cash and cash equivalents	33,179	4,515	(28,426)	(4,339)	2,008	2,731	417
Net increase/(decrease) in cash, cash equivalents and restricted cash	469,912	(254,877)	507,293	77,428	(106,336)	(257,053)	(39,234)
Cash, cash equivalents and restricted cash at the beginning of the period	196,048	665,960	411,083	62,744	411,083	918,376	140,172
Cash, cash equivalents and restricted cash at the end of the period	665,960	411,083	918,376	140,172	304,747	661,323	100,938

Non-GAAP Financial Measures

We use adjusted loss from operations and adjusted net loss, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted loss from operations represents loss from operations excluding amortization of intangible assets resulting from business acquisitions. Adjusted net loss represents net loss excluding amortization of intangible assets resulting from business acquisitions, tax benefit from amortization of such intangible assets, and fair value change of warranty liabilities.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that adjusted loss from operations and adjusted net loss help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in loss from operations and net loss. We also believe that the use of the non-GAAP financial measures facilitate investors’ assessment of our operating performance. We believe that adjusted loss from operations and adjusted net loss provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

Adjusted loss from operations and adjusted net loss should not be considered in isolation or construed as an alternative to loss from operations and net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review our historical adjusted net loss to the most directly comparable U.S. GAAP measures. Adjusted loss from operations and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted loss from operations and adjusted net loss for the periods indicated to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, which are loss from operations and net loss for the periods indicated:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2018	2019	2020		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Loss from operations	(256,461)	(731,806)	(458,777)	(70,023)	(198,946)	(111,410)	(17,004)
Add:
Amortization of intangible assets resulting from business acquisitions	23,663	196,628	315,123	48,097	80,100	77,838	11,880

Adjusted loss from operations	(232,798)	(535,178)	(143,654)	(21,926)	(118,846)	(33,572)	(5,124)

Net loss	(207,941)	(704,888)	(470,618)	(71,831)	(186,265)	(94,781)	(14,465)
Add:
Amortization of intangible assets resulting from business acquisitions	23,663	196,628	315,123	48,097	80,100	77,838	11,880
Less:
Tax effect of amortization of intangible assets resulting from business acquisitions	(1,922)	(30,120)	(47,320)	(7,222)	(12,028)	(19,459)	(2,970)
Fair value change in warranty liabilities	(23,781)	—	—		—	—	—

Adjusted net loss	(209,981)	(538,380)	(202,815)	(30,956)	(118,193)	(36,402)	(5,555)

Key Operating Data

We regularly review a number of key operating data to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The following table presents certain of our key operating data for the periods indicated:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2018	2019	2020	2020	2021
GMV (in billions of RMB)	5.7	12.2	19.6	3.0	6.2
GMV for product sales	3.3	3.9	4.6	0.6	1.4
GMV for online marketplaces	2.4	8.3	15.0	2.4	4.8
Number of consumer products transacted (in million)	6.9	15.9	23.6	3.8	6.4

Note: For definitions of our key operating metrics, see “Prospectus Summary—Conventions that Apply to this Prospectus.”

RISK FACTORS

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our industry is rapidly evolving and our business model may not continue to be successful or achieve wide acceptance as we anticipated.

The pre-owned consumer electronics transactions and services industry in China is still at an early stage of development and is rapidly evolving. There are few well-established and widely-accepted transactions and services platforms for pre-owned consumer electronics, nor are there any industry standards in pricing pre-owned consumer electronics and the pre-owned consumer electronics transactions and services market in general. Since the commencement of our business operations in 2011, we have also been trying different business strategies to explore the most effective business model for our operations. Although we are now the leader in the pre-owned consumer electronics transactions and services industry in China, we believe that our business model is novel and we have a limited operating history on which investors can evaluate our business and prospects. Specifically, we only began operating our merchant online marketplace, PJT, in late 2017 and our consumer online marketplace, Paipai, in 2019 and we have not yet demonstrated our ability to generate significant revenue or be profitable. There is no guarantee that our business model will continue to be successful or achieve wide acceptance as quickly or in a magnitude as we anticipated. As there are few comparable companies and established players in the market, we have to explore different business practices, formulate pricing strategies, set up procedures and standards by ourselves and learn from our own experience. Given that we have a limited history operating online marketplaces, we cannot assure you that we will be able to successfully anticipate and respond to industry trends and customer behavior, especially as we continue to broaden our customer base and diversify our product offerings. A potential investor in our ADSs should carefully consider the risks and difficulties frequently encountered by companies in an early stage of development, as well as the risks we face due to our participation in a new and rapidly evolving industry, and our attempt to execute on a new and untested business model. Our business model may not be successful, or we may not successfully overcome the risks associated with this business model.

If we fail to attract and engage consumers, third-party merchants or other participants in the pre-owned consumer electronics value chain, or provide them with superior experience, our business and reputation may be materially and adversely affected.

The success of our business hinges on our ability to engage consumers, third-party merchants or other participants in the pre-owned consumer electronics value chain and our ability to provide a superior experience to them, which in turn depends on a variety of factors. These factors include our ability to

•	expand into new product categories and provide additional value-added services in a timely manner to address evolving demand of consumers and third-party merchants,

•	maintain the reliability of our inspection, grading and pricing process,

•	deliver to consumers and third-party merchants products of quality that meet their expectations,

•	attract and manage consumers and third-party merchants on our online marketplaces,

•	continue to offer competitive prices for pre-owned consumer electronics/goods,

•	continue to cooperate with existing business partners or develop new business partners,

•	continue to innovate and enhance the functionality, performance, reliability, design, security, and scalability of our platform,

•	maintain and improve operating efficiency, reliability and customer experience of online transactions and service quality of our offline networks and personnel,

•	continue to expand our AHS store networks,

•	leverage technology and data to improve our services, and

•	provide superior after-sales service.

We cannot guarantee you that we will always be able to provide a superior experience to consumers and third-party merchants as our business continues to evolve. Failure to do so could materially and adversely affect our business, financial condition and results of operations.

If we are unable to maintain our existing customer base and attract new customers, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to maintain our existing customer base and attract new customers, including consumers and third-party merchants, to our platform. In order to expand our customer base, we have established our platform with both online and offline channels to maximize our access to potential consumers who intend to trade in or sell their personal electronics. We have also cooperated with well-known cell phone brands to provide potential buyers with a trade-in option. In addition, we also partnered with JD Group to acquire user traffic for our platform. However, we cannot assure you we will be successful in maintaining our existing customer base and attracting new customers. The pre-owned consumer electronics transactions and services industry in China is still at an early stage of development. Consumers may not be willing to trade in or recycle their personal electronics or purchase pre-owned consumer electronics for various reasons. Our existing consumers who are receptive to trade-in or recycling of personal electronics or purchasing pre-owned consumer electronics may find services provided by our competitors more attractive and choose to trade in, recycle or purchase on our competitors’ platforms. As a result, we may not be able to effectively maintain and grow our customer base, which would result in a lower volume of pre-owned consumer electronics traded on our platform and thus negatively and adversely affect our business, financial condition and results of operations. Furthermore, public perception that pre-owned consumer electronics sold on our platform may be counterfeit or defective, even if factually incorrect or based on isolated incidents, could damage our reputation and have a negative impact on our ability to attract new customers or retain existing customers. If we are unable to maintain or increase positive awareness of our platform and our services, it may be difficult for us to maintain and grow our customer base, and our business, growth prospects, results of operations and financial condition may be materially and adversely affected.

Any deterioration in our relationships with our major business partners, such as JD Group, may adversely affect our business prospects and business operations.

Collaboration with our business partners such as JD Group and consumer electronics brands has been our key strategy to grow our customer base and increase the supply of pre-owned consumer electronics. Our business has benefited from our collaborations with our major business partners and we expect to continue to rely on them for the foreseeable future. See “Business—Our Strategic Partners” for more details of our collaboration with our business partners. If we are unable to maintain our cooperative relationships with any of these business partners, it may be very difficult for us to identify qualified alternative business partners, and may divert significant management attention from existing business operations and adversely impact our daily operation.

In June 2019, we entered into a five-year framework business cooperation agreement, as amended, with JD Group covering extensive cooperation in areas such as user traffic, marketing, research and development, commission sharing, supply chain and logistics, and customer service and after-sales services. In 2020 and the three months ended March 31, 2021, the GMV of the pre-owned consumer electronics we collected through our AHS Recycle from JD Group’s platforms accounted for approximately 10.0% and 9.2% of our total GMV, respectively. If we are unable to maintain our collaboration with JD Group or if JD Group builds or invests in similar business as ours after the term of the agreement, our business, results of operations and financial condition would be materially and adversely affected. Even if we are able to maintain our relationship with JD Group, if JD Group experiences a business deterioration, a decline in market position or market share, or a damage to its brand image or reputation, our business and results of operations may also be negatively affected due to our reliance on and close relationship with JD Group and our customers’ trust on us may also diminish. In the event that we fail to maintain our relationship with JD Group, we cannot assure you that we will be able to establish a similar cooperative relationship with a comparable business partner under commercially reasonable terms in a timely manner. In addition, our business collaboration arrangement with JD Group contain certain undertakings made by JD Group that are beneficial to us. These undertakings, however, are contingent on our continuing to meet certain conditions. If we are unable to meet these requirements, the scope of our collaboration with JD Group could diminish significantly and the business collaboration arrangement with JD Group could even be terminated under certain circumstance, all of which could materially and adversely affect our business, results of operations and financial condition.

In addition to our strategic relationship with JD Group, JD Group also has a significant influence on our overall business operations. As of the date of this prospectus, JD Group holds approximately 34.9% of our total issued and outstanding shares. As a result, JD Group may have a conflict of interest with us and prevent us from engaging in transactions that may be beneficial to you as a holder of ADSs.

Apart from JD Group, we have also entered into business collaboration arrangements with other business partners, such as branded consumer electronics manufacturers and distributors, to expand source of supply for pre-owned consumer electronics. We cannot assure you that we are able to maintain our relationships with our major business partners in the future. We may not be able to successfully extend or renew our current business collaboration arrangements with these business partners on commercially reasonable terms, or at all, upon expiration or early termination of the current arrangements. Furthermore, we, our employees and our business partners may inadvertently breach certain provisions and therefore subject us to liabilities under these arrangements. Disputes may also arise due to reasons that we are unable to foresee. If we are unable to resolve disputes with our business partners, we may not be able to continue our cooperation with them. In addition, certain of our business partners were sanctioned by the U.S. government. It is possible that we may have to cease cooperation with these business partners so as to be compliant with the relevant U.S. laws as a U.S. listed company. As a result, transaction volume on our platform, our results of operations and financial conditions could be materially and adversely affected.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our business has continued to grow in recent years, and we expect continued growth in our business and revenues. We plan to further expand our sources of supply and continue to empower industry participants. For example, we plan to further expand our AHS store network into lower-tier cities and strengthen our cooperation with JD Group to increase customer traffic on our platform. In addition, we plan to further strengthen the industry leading infrastructure and standards we established by further upgrading our operations centers to improve the accuracy, speed, and cost-effectiveness of our proprietary inspection, grading, and pricing of pre-owned devices. To support our growth, we will also continue to improve our technology capabilities, such as upgrading our operation centers with new automation technologies and further optimizing our pricing engine by continuing to leverage the data insights, and grow our international presence by collaborating with resellers in new geographic locations such as South East Asia, Latin America, and Africa to increase the global circulation of pre-owned devices from China and export our technology and service offerings to device resellers in these international markets. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

We are not profitable and have negative net cash flows from operating activities, which may continue in the future.

We have not been profitable since our inception in 2011. We incurred net losses of RMB207.9 million in 2018, RMB704.9 million in 2019 and RMB470.6 million (US$71.8 million) in 2020. We incurred net losses of RMB186.3 million and RMB94.8 million (US$14.5 million) for the three months ended March 31, 2020 and 2021, respectively. In addition, we had negative net cash flows from operating activities of RMB358.0 million in 2018, RMB410.8 million in 2019, RMB412.9 million (US$63.0 million) in 2020 and RMB302.5 million (US$46.2 million) for the three months ended March 31, 2021. We may continue to make significant investments in technologies and further develop and expand our business and these investments may not result in an increase in revenue or positive net cash flows from our operations on a timely basis, or at all.

We may incur substantial losses and negative net cash flows from our operations in the future for a number of reasons, including decreasing demand or slower than expected increase in demand for pre-owned consumer electronics and our services, increasing competition, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. If our revenues decrease, we may not be able to reduce our costs and expenses proportionally in a timely manner because a significant portion of our costs and expenses are fixed. In addition, if we reduce our costs and expenses, we may limit our ability to acquire consumers and third-party merchants and grow our revenues. Accordingly, we may not be able to achieve profitability and we may continue to incur net losses in the future.

The growth and profitability of our business depend on the level of consumer demand and discretionary spending. A severe or prolonged economic downturn in China or around the world could materially and adversely affect consumer discretionary spending and therefore adversely affect our business, financial condition and results of operations.

The success of our business depends, to a significant extent, on the level of consumer demand and discretionary spending both in China and in the international markets where we operate. A number of factors beyond our control may affect the level of consumer demand and discretionary spending on merchandise that we offer, including, among other things:

•	general economic and industry conditions;

•	disposable income of consumers;

•	discounts, promotions and merchandise offered by our competitors;

•	negative reports and publicity about the pre-owned consumer electronics transactions and services industry;

•	outbreak of viruses or widespread illness, including COVID-19 caused by the novel coronavirus;

•	unemployment levels;

•	minimum wages and personal debt levels of consumers;

•	access to consumption loans by consumers;

•	consumer confidence in future economic conditions;

•	fluctuations in the financial markets; and

•	natural disasters, war, terrorism and other hostilities.

Reduced consumer confidence and spending cut backs may result in reduced demand for pre-owned consumer electronics sold on our online marketplaces. Reduced demand also may require increased selling and promotional expenses. Adverse economic conditions and any related decrease in consumer demand for pre-owned consumer electronics could have a material adverse effect on our business, financial condition and results of operations. For example, COVID-19 pandemic has reduced the number of trips consumers make to brick-and-mortar stores, including offline AHS stores. COVID-19 pandemic has also resulted in a severe and negative impact on the Chinese and the global economy. Negative economic conditions related to this outbreak may limit the consumer confidence and the amount of disposable income available to consumers, which may impact our consumer demand. Whether the pandemic will lead to a prolonged downturn in the economy is still unknown. If this outbreak persists, commercial activities throughout the world could be curtailed with decreased consumer spending, business disruptions, interrupted supply chains and difficulties in travel. Our business has been adversely affected by the outbreak of COVID-19. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has been slowing down. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including but not limited to the surrounding Asian countries, which may potentially have economic impact. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

In addition, many of the factors identified above also affect commodity rates, transportation costs, interest rates, costs of labor, insurance and healthcare, lease costs, measures that create barriers to or increase the costs associated with international trade, changes in other laws and regulations and other economic factors, all of which may impact our cost of sales, our selling and distribution expenses, and general and administrative expenses, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations have been and may continue to be affected by the COVID-19 pandemic.

Our business and financial performance have been adversely affected by the outbreaks of COVID-19. In order to protect the health and well-being of our employees and consumers, we and our AHS store partners started to temporarily close offline AHS stores in China in late January 2020 and reduced operating hours at offline AHS stores that remained open. We also closed our headquarters and offices and made remote working arrangements. The unplanned store closures, resulted in peak closures of a vast majority of offline AHS stores in China in early February 2020. Since that time, the vast majority of offline AHS stores and our headquarters and offices have been reopened in a disciplined manner. By the end of March 2020, all offline AHS stores in China had reopened and operated under normal business hours. Due to such store closures, our operating results in the first quarter of 2020 was negatively affected. The store closure also negatively affected the expansion of our AHS store network. In the first half of 2020, we experienced a decrease in the number of offline AHS stores in China. Our GMV for product sales for the first quarter of 2020 was adversely affected by the temporary closure of offline AHS stores, which negatively affected our collection of pre-owned consumer electronics through offline AHS stores. GMV for product sales decreased from RMB831.5 million in the first quarter of 2019 to RMB625.0 million in the first quarter of 2020. In addition, our inventory level was also negatively affected by such store closures. See “—If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected” for more information. Besides, we also temporarily closed our regional operation centers in early 2020 due to COVID-19 outbreak. See “—We are subject to certain risks relating to third-party logistics services and our operation centers” for more information.

Although COVID-19 has been successfully contained in China, COVID-19 remains a global pandemic and different variants of coronavirus have also emerged in different locations around the world. As COVID-19 pandemic continues to rapidly evolve and there is great uncertainty as to the future progress of the disease, we cannot anticipate with any certainty the length or severity of the effects of COVID-19. Our business operations, results of operations and financial condition could be further adversely affected if a wide spread of COVID-19 happens again in the locations where we or our business partners have business operations.

We may not be able to effectively and accurately inspect, grade and price pre-owned goods, in particular, consumer electronics.

We provide inspection, grading and pricing services for a large portion of pre-owned consumer electronics sourced by third-party merchants and sold on our online marketplaces. We also inspect, grade and price pre-owned consumer electronics we collect before selling them on our online marketplaces. As there are no uniform or established standards or practices for inspecting, grading and pricing pre-owned consumer electronics in the market, we have developed our own inspection procedures, grading system and pricing mechanism over years of our business operations. We cannot assure you that our business practices represent the best practice in the pre-owned consumer electronics transactions and services industry or that they will yield maximum commercial benefits. We may not be able to identify all potential defects of pre-owned consumer electronics traded on our platform and grade them accurately. Even if we are able to do so, we cannot guarantee you that the prices we assign to those pre-owned consumer electronics reflect the actual or fair value of those pre-owned consumer electronics. If consumers or third-party merchants on our platform believe that the prices determined or suggested by us do not reflect the fair value or their deemed value of the pre-owned consumer electronics they are going to sell on our online marketplaces, they may choose other platforms over us, which in turn would result in our losing of customer base, a decline in transaction volume on our online marketplaces and/or a decrease in the supply of pre-owned consumer electronics, either of which could materially and adversely affect our business, results of operations and financial condition.

The price differences between our collection and resale of pre-owned consumer electronics in connection with our self-operated transactions and the fees we charge from transactions on our online marketplaces may fluctuate or decline in the future. Any material decrease in such fees or price differences would harm our business, financial condition and results of operations.

We generate revenues primarily by earning the price differences between our collection and resale of pre-owned consumer electronics, and by charging fees and commissions for transactions and services we provide on our online marketplaces, such as commission fee on our merchant and consumer marketplaces and transaction service fee for value-added services on our consumer marketplace. Maintaining and growing our revenues depends on a number of factors, including:

•	our ability to deliver superior services;

•	our ability to attract consumers, third-party merchants, and other participants in the pre-owned consumer electronics value chain;

•	the average unit price of pre-owned consumer electronics sold on our platform, which may decrease as a result of, among other things, rolling-out of new generations of consumer electronics;

•	the average commission rate and the average value-added service fee rate that we charge per transaction, which is subject to market condition and competition;

•	our ability to maximize the price differences between the acquisition prices and resale prices;

•	our ability to expand sources of supply for pre-owned consumer electronics;

•	our ability to reach the end-consumers with the pre-owned consumer electronics sold on our platform; and

•	fluctuation in other macro-economic changes.

Any failure to adequately and promptly address any of these risks and uncertainties would materially and adversely affect our business and results of operations.

If we are unable to expand our AHS store network successfully, our business or results of operations would be adversely affected.

We plan to further expand our AHS store network, including automatic recycling kiosks, in lower-tier cities. However, we may not be able to expand our AHS store network as we planned. AHS store network expansion has required and will continue to require substantial investments and commitment of resources. The number and timing of the offline AHS stores actually opened and kiosks placed during any given period are subject to a number of risks and uncertainties, including but not limited to our ability to:

•	identify locations with large customer traffic and commercial potential;

•	secure leases on commercially reasonable terms;

•	identify suitable business partners to join our AHS store network;

•	efficiently manage our time and cost in relation to the design, decoration and pre-opening processes for AHS stores;

•	successfully operate AHS stores, including offering superior customer experience;

•	maintain a positive image of AHS stores;

•	cooperate with more AHS store partners and third parties to install more kiosks;

•	obtain a sufficient number of kiosks to be installed in AHS store network and various other locations;

•	obtain adequate funding for development and expansion costs;

•	obtain the required licenses, permits and approvals; and

•	recruit and retain talents with sufficient experience in the pre-owned consumer electronics transactions and services industry.

Particularly, we rely on business partners with local resources to join our AHS store network and open AHS stores. However, we may not be able to identify business partners with sufficient resources and strong local ties to collaborate with us. Even if we are able to attract a sufficient number of business partners to join our AHS store network, there is no assurance that they will be willing or able to renew their agreements with us, which may decrease the number of AHS stores in our AHS store network and negatively affect our store expansion plan. We will also need to carefully consider geographical locations of AHS stores in our AHS store network so as to reach consumers to the maximum extent while avoiding cannibalization resulting from geographical proximity among stores.

Any factors listed above, either individually or in aggregate, might delay or fail our plan to increase the number of AHS stores in desirable locations at manageable cost levels. Further, we may not be able to successfully operate our existing AHS stores and may choose to shut down certain AHS stores from time to time due to various reasons. For example, certain of offline AHS stores were shut down in the first half of 2020 primarily due to the COVID-19 outbreak. See “—Our operations have been and may continue to be affected by COVID-19 pandemic.”

Failure to successfully operate offline AHS stores could materially and adversely harm our reputation, business and results of operations.

We rely on offline AHS stores and kiosks to collect a large portion of pre-owned consumer electronics traded on our online marketplaces. AHS stores and kiosks also serve as a complement to our online AHS operations and help us reach consumers directly. The successful operation of AHS stores hinges on the ability to provide superior experience to consumers and business partners. If we are unable to provide a superior experience, our consumers and business partners may lose confidence in us. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and thus cause us to lose customers and market share. Apart from providing superior customer experience, there are also a number of other factors that may affect the successful operation of AHS stores, including, without limitation, our ability to secure premises for AHS stores in locations that are strategically beneficial to our business; our ability to adjust AHS store operations to timely respond to changes in market demand and consumer preferences; our ability to manage costs of in operating AHS stores; our ability to handle negative publicity, allegations, and legal proceedings; our ability to ensure full compliance with relevant laws and regulations, and maintain adequate and effective control, supervision and risk management over AHS stores; and our ability to monitor the overall operation of AHS stores. If we are unable to operate AHS stores successfully, we and our business partners will have to shut down underperforming AHS stores. In 2018, 2019, 2020 and the three months ended March 31, 2021, we closed approximately 203 AHS stores and may continue to do so in the future. We may also terminate our cooperation with our AHS store partners if their business, financial conditions and operating results are below our expectation. In the past, we terminated our cooperation with certain number of AHS store partners due to the underperformance of certain AHS stores. In addition, if our AHS store partners run into financial difficulties or even become bankrupt as a result of unsuccessful operation, our business and results of operations would be adversely affected.

In addition to our directly operated AHS stores, we also cooperate with AHS store partners to jointly operate a large number of AHS stores. As of March 31, 2021, 310 of all AHS stores are jointly operated by us and our AHS store partners. We provide trainings to the store operation personnel and offer other necessary supports to help with store management. Successful operations of jointly-operated stores directly affect our results of operations. However, our AHS store partners are independent from us. Despite the fact that we have direct access to key operational data of jointly-operated stores, we do not have a complete control on every aspect of the store operation. The efficiency and effectiveness of the store operations may be compromised if we fail to effectively monitor the store operations. Even if we can effectively monitor the operation of these AHS stores, there are still a number of factors beyond our control which may result in failure by our AHS store partners to successfully operate AHS partner stores in a manner consistent with our standards and requirements. For example, despite the training and support we provide to the AHS partner stores, our AHS store partners may not be able to hire qualified clerks and other store operating personnel or provide optimal customer services, encounter financial difficulties or fail to achieve expected amount of orders, which may negatively affect our results of operations. While we have the right to terminate our agreements with AHS store partners if they breach any material provisions of these agreements, we may not be able to identify problems and take action in a timely manner. As a result, our image and reputation may suffer, and our results of operations could be adversely affected.

The successful operations of our PJT Marketplace and Paipai Marketplace depend on our ability to maintain and attract more third-party merchants and consumers to our online marketplaces.

Third-party merchants and consumers play an important role in the successful operations of our online marketplaces. In terms of GMV, 61.2% and 60.9% of the pre-owned consumer products on our PJT Marketplace, and 93.0% and 88.4% of the pre-owned consumer products on our Paipai Marketplace, were sold by third-party merchants in 2020 and the three months ended March 31, 2021, respectively. As a result, attracting and maintaining our relationship with consumers and third-party merchants to our online marketplaces are critical to our business and results of operations. However, we may not be able to do so due to a number of factors, some of which are beyond our control. For example, if the transaction volume or the number of users on our marketplaces drop significantly, our third-party merchants may experience sales declines. As a result, they may not be able to generate profits as they expected, and thus choose not to renew their agreements with us. In addition, we may also be unable to continuously offer attractive terms or economic benefits to our third-party merchants or provide value-added services that meet the demand of third-party merchants. As a result, our third-party merchants may not be effectively motivated to sell more products or maintain the relationship with us. In addition, we may not be able to attract or maintain our existing customer base on our online marketplaces, which could result in a decline in the transaction volumes and thus negatively affect our business and results of operations.

We are subject to various risks in connection with our cooperation with third-party merchants.

Even if we are able to maintain our relationship with third-party merchants and attract more third-party merchants and consumers to our online marketplaces, we are subject to various risks in connection with third-party merchants. We do not have as much control over the quality of pre-owned products sold by third-party merchants on our online marketplaces as we do over the products that we sell directly ourselves. In particular, under POP model, we do not inspect pre-owned consumer electronics sold by them on our platform, nor do we determine the prices of those products, which makes it more difficult for us to ensure that consumers and third-party merchants get the same high-quality products and services for all products sold on our marketplaces. If any third-party merchant fails to adhere to our quality standards and requirements, fails to timely deliver the products to buyers, delivers products that are defective or materially different from description, sells counterfeit or unlicensed products, or sells products without licenses or permits as required by the relevant laws and regulations even though we have requested such licenses or permits in our standard form contract with the third-party merchant, the reputation of our online marketplaces and our brands could be materially and adversely affected and we could face claims to hold us liable for the losses. Moreover, despite our efforts to prevent it, some products sold on our online marketplaces may compete with the products we sell directly, which may cannibalize our sales on our online marketplaces. The occurrence of any of the above could have a material and adverse effect on our expansion plans, business prospects, results of operations and financial condition.

Privacy concerns relating to pre-owned consumer electronics and the collection, store and use of customer information could deter current and potential customers from choosing our products or services, damage our reputation, impede our business growth and thus negatively impact our business.

Concerns about mishandling personal information or other private and sensitive information stored in pre-owned consumer electronics, even if unfounded, or a general lack of confidence in the security of privacy in connection with pre-owned consumer electronics could deter current and potential consumers or third-party merchants from using our services, damage our reputation, cause us to lose consumers or third-party merchants and adversely affect our operating results. In addition, we collect, store and use personal information of our consumers or third-party merchants to provide better services. While we strive to comply with applicable data protection laws and regulations, as well as our own privacy policies and other obligations we may have with respect to privacy and data protection, failure or perceived failure to comply may result, and in some cases has resulted, in customer complaints, and may also result in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users, consumers or third-party merchants, and have an adverse effect on our business. In addition, any systems failure or compromise of our security that results in the unauthorized access to or release of our customers’ data could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business. We strictly limit third-parties’ access to customer privacy data, and we expend significant resources on technology and our daily operations to protect against leakage of customer information and other security breaches. Nonetheless, given its great commercial value, customer data may still be hacked and misused by third parties, which could expose us to legal and regulatory risks and seriously harm our business.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. In particular, on May 28, 2020, the National People’s Congress of the PRC enacted the Civil Code of the People’s Republic of China, or Civil Code, which came into effect on January 1, 2021. The Civil Code, in addition to the systematic codification of provisions from existing legislations, establishes general principles of privacy right and the protection of personal information, and provides clearer legal basis for civil actions against privacy and personal information related infringements and breaches. Other than Civil Code, more specific provisions in relation to data privacy and cybersecurity are mainly set out in existing legislations including the PRC Cyber Security Law (effective from June 1, 2017), the PRC E-commerce Law (effective from January 1, 2019), and the PRC Consumer Rights Protection Law (latest revision effective from March 15, 2014). Further, the Standing Committee of the National People’s Congress of the PRC has published the updated draft PRC Personal Information Protection Law on April 29, 2021, and has promulgated the PRC Data Security Law on June 10, 2021, which will become effective from September 1, 2021. Once effective, these two laws, together with the current legislations, will form an increasingly comprehensive legal framework in the area of data security and data protection in the PRC. See “Regulation—Regulations Relating to Internet Security and Privacy” for more details. Information and data privacy legislations have also been evolving significantly in other jurisdictions these years. For example, in the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, presents increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance, including for example, penalties calculated as a percentage of global revenue under the GDPR. In the United States, various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, information security. For example, California recently enacted the California Consumer Privacy Act, which, among other things, requires new disclosures to California consumers and afford such consumers new abilities to opt out of certain sales of personal information. Outside of the European Union and the U.S., many countries and territories have laws, regulations, or other requirements relating to privacy, data protection, information security, and consumer protection, and new countries and territories are adopting such legislation or other obligations with increasing frequency. New laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. If we or those with whom we share information fail to comply with these laws and regulations or experience a data security breach, our reputation could be damaged and we could be subject to additional litigation and regulatory risks.

Our expansion into new product categories and offering of new services may expose us to new challenges and more risks.

As of March 31, 2021, approximately 81.5% and 52.7% of the pre-owned consumer products traded on our PJT Marketplace and Paipai Marketplace, respectively, were cell phones. In recent years, we have expanded our business to cover more types of pre-owned consumer electronics, such as laptops, tablets and drones. In the future, we may expand our business to cover more diversified pre-owned product categories, such as bags and various household goods, and provide new services, such as launching our premium paid membership program and offline boutique retail stores, to further attract consumers and third-party merchants and increase the transaction volumes on our platform. Expansion into diverse new product categories and service offerings involves new risks and challenges. Our lack of familiarity with these products and services and lack of relevant customer data relating to these products and services may make it more difficult for us to anticipate customer demand and preferences. We may also be unable to effectively inspect and control the quality of these pre-owned goods appropriately or we may misjudge customer demand on our new service offerings. We may also face costly product liability claims, which would harm our brand and reputation as well as our financial performance. If competition in the new product and service categories intensifies, we may have to price aggressively and invest heavily to gain market share or remain competitive, which may adversely affect our profitability. As a result of various uncertainties and risks, it may be difficult for us to achieve profitability in the new product and service categories and our profit margin in these categories, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product and service categories.

We may incur liability or become subject to claims or administrative penalties for stolen products sold on our platform or counterfeit, infringing, illegal or unauthorized products sold on our platform.

Pre-owned consumer electronics sold on our online marketplaces are sourced by us or third-party merchants from various channels. We have adopted measures to verify the authenticity and authorization of pre-owned consumer electronics sold on our online marketplaces and avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products. We have also invested heavily in our inspection and authentication processes and we reject items we believe to be counterfeit. However, we cannot assure you that we are able to identify any and all unauthorized, counterfeit or illegal products, especially components and parts or accessories of the pre-owned consumer electronics, that infringe third parties’ intellectual property rights given the large amount of pre-owned consumer electronics being inspected. As the sophistication of counterfeiters increases, it may be increasingly difficult to identify counterfeit pre-owned consumer electronics and their components, parts and accessories. In terms of GMV, in 2020 and the three months ended March 31, 2021, 32.7% and 30.4% of the pre-owned consumer products sold on our PJT Marketplace, and 93.0% and 79.3% of the pre-owned consumer products on our Paipai Marketplace, were inspected by third-party merchants as opposed to going through our inspection procedures, respectively. Under our standard form agreements, we typically require third-party merchants to indemnify us for any losses we suffer or any costs that we incur if the pre-owned consumer electronics they sell on our online marketplaces are stolen products or counterfeit, unauthorized or refurbished products. However, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in China to protect our rights. In the event that counterfeit, unauthorized or infringing products are sold on our online marketplaces or infringing content is posted on our online marketplaces, we could face claims that may subject us to liabilities. If we fail to identify any infringing pre-owned consumer electronics including components and parts or accessories and such products are sold to purchasers, we may be subject to infringement claims and our reputation will also be harmed. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further selling the relevant products. Potential liabilities we may be subject to under PRC law if we negligently participated or assisted in infringement activities associated with counterfeit products include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. Moreover, such third-party claims or administrative penalties could result in negative publicity and our reputation could be severely damaged.

In addition, stolen products were and may continue to be sold on our online marketplaces, which could also result in negative publicity, and thus damage our reputation. Pursuant to relevant PRC regulations, we, as the operator of AHS Recycle, are required to record information of each pre-owned consumer electronic product sourced by us and we would be subject to administrative penalties or even criminal liability if we knowingly engage in any sale of stolen pre-owned consumer electronic product that we sourced from other parties. We have been complying with the above information recording requirement and we have also been cooperating with the Shanghai Public Security Bureau to crackdown the sales of stolen products on our online marketplaces. However, third-party sellers’ actions are beyond our control and we cannot guarantee you that our online marketplaces will not be used as a channel by certain sellers to dispose of illegal products. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

If we fail to adopt new technologies or adapt our websites, mobile apps and systems to changing user or customer requirements or emerging industry standards, or if our efforts to invest in the development of new technologies are unsuccessful or ineffective, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our mobile apps, websites and our business operation systems. The industries we operate in are characterized by rapid technological evolution, changes in user or customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices, such as mobile internet, in a cost-effective and timely way. For example, we depend on the automation of our operation centers and the development and application of advanced technologies applied in our operation centers to effectively and efficiently inspect, grade and price the pre-owned consumer electronics we procure. In recent years, we invested in the development of many new technologies, such as supply sourcing technology and inspection, certification and pricing technology. The development of websites, mobile apps and other proprietary technologies entails significant technical and business risks. We cannot assure you that we will be able to successfully develop or effectively use new technologies, recoup the costs of developing new technologies or adapt our websites, mobile apps, proprietary technologies and systems to meet user or customer requirements or emerging industry standards. If we are unable to develop technologies successfully or adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

We may not be able to sustain our historical growth rates in the future.

We have experienced rapid growth since we commenced our business in 2011. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow or our revenues may decline for any number of possible reasons, such as decreased consumer spending, increased competition, slowdown in the growth or contraction of the pre-owned consumer electronics transactions and services industry in China, emergence of alternative business models, changes in government policies or general economic conditions, and natural disasters or virus outbreaks. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ADSs could decline.

Any harm to our brands or reputation may materially and adversely affect our business and results of operations.

We believe that the recognition and reputation of our brands, such as All Things Renew (万物新生), or ATRenew, AHS (爱回收), PJT (拍机堂) and Paipai (拍拍), among consumers and third-party merchants have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brands are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

•	provide a superior experience to consumers and third-party merchants, and enhance their trust in us;

•	maintain the popularity, attractiveness, diversity and quality of the products and services we offer;

•	maintain the reliability of our inspection, grading and pricing process;

•	continue to offer competitive prices for pre-owned consumer electronics/goods;

•	maintain or improve the satisfaction of consumers and third-party merchants with our after-sales services;

•	support third-party merchants to provide satisfactory customer experience through our online marketplaces;

•	increase brand awareness through marketing and brand promotion activities; and

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preserve our reputation and goodwill in the event of any negative publicity, including those on customer service, customer relationships, product quality, or other issues affecting us or other pre-owned consumer electronics transactions and services businesses.

We have received in the past, and we may continue to receive in the future, communications or complaints alleging that pre-owned consumer electronics sold through our platform are counterfeit, defective, inconsistent with the information provided on our platform, or the services provided by us are unsatisfactory to our consumers and third-party merchants. The information we include on our platform is collected and maintained by us, which may not be accurate or complete due to human error, technological issues or willful misconduct. Moreover, if third-party merchants experience difficulties in meeting our requirements or standards or provide inaccurate or unreliable information to us, we may be subject to legal liabilities for the actions or services of those third-party merchants and we may fail to maintain customer trust in our platform, which could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new consumers and third-party merchants or retain our current consumers and third-party merchants. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our platform and services, as well as pre-owned consumer electronics sold by us and third-party merchants through our online marketplaces, our business, growth prospects, financial condition and results of the operations could be materially and adversely affected.

In addition, negative news or media coverage of our business, our employees, our third-party service providers and business partners, our directors and management or our shareholders, including, without limitation, alleged failure to comply with applicable laws and regulations, alleged misrepresentation by our sales consultants or third-party agents, breach of data security, failure to protect user privacy, inappropriate business practices, disclosure of inaccurate operating data, negative information on blogs and social media websites, regardless of their validity, could damage our reputation. If we fail to correct or mitigate misinformation or negative information about us, including information spread through social media or traditional media channels, customer trust in us may be undermined, which would have a material adverse effect on our business, results of operations and financial condition.

If we fail to compete effectively, we may not be able to maintain or may lose market share and our business and results of operations would be materially and adversely affected.

We face intense competition in the pre-owned consumer electronics transactions and services industry in China. We compete for consumers, third-party merchants, orders, and pre-owned consumer electronics. See “Business—Competition.” Our competitors may have significantly more resources than we do, including financial, technological, marketing resources, and may be able to devote greater resources to the development and promotion of their platforms and services. They may also have deeper relationships with consumer electronics manufacturers, online marketplaces selling consumer electronics and other third-party service providers than we do. This could allow them to develop new services, adapt more quickly to changes in technology and to undertake more extensive marketing campaigns, which may render our platform less attractive to consumers and businesses and cause us to lose market share. Those smaller companies or new entrants may be acquired by, receive investment from or enter into strategic relationships with well-established and well-financed companies or investors which would help enhance their competitive positions. Moreover, intense competition in the markets we operate in may reduce our service fees and revenue, increase our operating expenses and capital expenditures, and lead to departures of our qualified employees. In addition, new and enhanced technologies may increase the competition in the pre-owned consumer electronics transactions and services industry. New competitive business models may also appear to increase the competition. We may also be harmed by negative publicity instigated by our competitors, regardless of its validity. We have encountered and may in the future continue to encounter unfair competition from our competitors, which may adversely affect our business and reputation. Failure to compete with current and potential competitors could materially harm our business, financial condition and our results of operations.

Misconduct or illegal actions of our third-party merchants or other business partners could materially and adversely affect our reputation, business, financial condition and results of operations.

We work with third parties in providing many of our services and products on our platform, such as consumer electronics brands and e-commerce platform through which we collect pre-owned consumer electronics, third-party merchants doing transactions on our platform, and third-party logistics service providers. We carefully select our third-party suppliers, merchants, service providers and business partners, but we are not able to fully control their actions. If these third parties fail to perform as we expect, experience difficulty in meeting our requirements or standards, fail to conduct their business ethically, fail to provide satisfactory services to consumers and third-party merchants, receive negative press coverage, violate applicable laws or regulations, breach the agreements with us, or if the agreements we have entered into with the third parties are terminated or not renewed, it could damage our business and reputation. In addition, if such third-party service providers cease operations, temporarily or permanently, face financial distress or other business disruptions, increase their fees, or if our relationships with them deteriorate, we would suffer from increased costs, be involved in legal or administrative proceedings with or against our third-party service providers and experience delays in providing consumers and third-party merchants with similar services until we find or develop a suitable alternative. Furthermore, if we are unsuccessful in identifying high-quality partners, or establishing cost-effective relationships with them, or effectively managing these relationships, our business and results of operations would be materially and adversely affected.

We may be held liable for information or content displayed on or linked to our platform, which may materially and adversely affect our reputation, business and results of operations.

We may be held liable for inaccurate or incomplete information, including pre-owned product listings, that is available through or linked to our platform. The information we collect and use for pre-owned product listings may be inaccurate or incomplete due to errors or on the part of our employees or third-party information providers, or frauds. Failure to ensure the accuracy and integrity of such information, regardless of its source, could undermine customer trust, result in further administrative penalties and adversely affect our reputation, business and results of operations.

Failure to effectively deal with any misappropriation of our business opportunities, fictitious transactions or other fraudulent conduct would materially and adversely affect our business, financial condition and results of operations.

We may face risks with respect to fraudulent activities by our employees or third-party merchants. For example, we have previously identified certain employees’ misappropriation of our business opportunities at offline AHS stores. These employees purchased pre-owned consumer electronics themselves from consumers visiting AHS stores as opposed to performing their duties to complete the transactions with consumers on behalf of us. In order to combat such fraudulent activities, we installed surveillance system in AHS stores so that we are able to verify each transaction. In addition to misappropriation of our business opportunities, sellers on our marketplaces may also engage in fictitious or “phantom” transactions with themselves or collaborators in order to artificially inflate their own ratings on our online marketplace, reputation and search results rankings. This activity may harm other sellers by enabling the perpetrating seller to be favored over legitimate sellers, and may harm consumers by deceiving them into believing that a seller is more reliable or trusted than the seller actually is. This activity may also result in inflated transaction volume from our online marketplace. Sellers on our platform may also engage in other fraudulent or illegal activities. For example, a seller on our platform engaged in illegal credit card encashment activities in the past. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our platform, there can be no assurance that such measures will be effective in combating fraudulent activities. Moreover, illegal, fraudulent or collusive activities by our employees, such as fraud, bribery or corruption, could also subject us to liability or negative publicity or cause losses. For example, we incurred economic loss in the past due to a former employee’s fraudulent behavior in a procurement transaction. Although we have internal controls and policies with regard to the review and approval of sales activities and other relevant matters, our employees’ actions are beyond our control. We cannot assure you that our internal control measures and policies will prevent fraud or illegal activity by our employees. Negative publicity and user sentiment generated as a result of actual or alleged fraudulent or deceptive conduct on our platform or by our employees could also severely diminish consumer confidence in us, reduce our ability to attract new or retain current consumers and third-party merchants, damage our reputation and diminish the value of our brand names, and materially and adversely affect our business, financial condition and results of operations.

We may not be able to successfully halt the operations of websites that aggregate our data as well as data from other companies, or “copycat” websites that misappropriate our data.

Due to the lack of widely accepted industry standards and practices and as a result of our industry leading position, we have seen certain websites aggregate certain data we generated in our business operations, such as pricing information for pre-owned consumer electronics. As of the date of this prospectus, we are not aware of any copycat websites that attempt to cause confusion or diversion of traffic from us. Since we have a large customer base and established the largest pre-owned consumer electronics transactions and services platform in China, we may become an attractive target to such attacks or misappropriations in the future because of our brand recognition in the pre-owned consumer electronics transactions and services industry in China. We cannot assure you that we will be able to successfully halt the operations of these websites or third parties. Failure to do so could damage our reputation, divert customer traffic or supply of pre-owned consumer electronics from us and thus maternally and negatively affect our business operations, results of operations and financial condition.

We rely on third-party payment service providers to conduct payment processing and escrow services on our marketplaces. If those services are limited, restricted, curtailed or degraded in any way or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

Our users make payments through a variety of methods, including payment on our marketplaces or through our third-party online payment service partners, such as Weixin and Fuiou Pay (富友支付). These services are critical to our platform. We rely on the convenience and ease of use that these service providers provide to our users. If the quality, utility, convenience or attractiveness of the services of these service providers decline for any reason, the attractiveness of our platform could be materially and adversely affected.

Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

•	dissatisfaction with these online payment services or decreased use of their services by users and merchants;

•	increasing competition, including from other established Chinese internet companies, payment service providers and companies engaged in other financial technology services;

•	changes to rules or practices applicable to payment systems that link to third-party online payment service providers;

•	breach of users’ personal information and concerns over the use and security of information collected from buyers;

•	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;

•

increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and

•	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

In addition, certain commercial banks in China impose limits on the amounts that may be transferred by automated payment from customers’ bank accounts to their linked accounts with third-party payment services. Although we believe the impact of these restrictions has not been and will not be significant in terms of the overall volume of payments processed on our platform, and automated payment services linked to bank accounts represent only one of many payment mechanisms that consumers may use to settle transactions, we cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on our platform.

In addition, we cannot assure you that we will be successful to enter into and maintain amicable relationships with online payment service providers. Identifying, negotiating and maintaining relationships with these providers require significant time and resources. They could choose to terminate their relationships with us or propose terms that we cannot accept. In addition, these service providers may not perform as expected under our agreements with them, and we may have disagreements or disputes with such payment service providers, any of which could adversely affect our brand and reputation as well as our business operations.

We are subject to certain risks relating to third-party logistics services and our operation centers.

We and third-party merchants on our marketplaces rely on third-party logistics service providers to deliver pre-owned consumer electronics to our operation centers and from our operation centers to buyers. Since the products being shipped generally are high-value goods, reliable services from third-party logistics service providers are of great importance to us. The efficient operation of our business also depends on the timely delivery of pre-owned consumer electronics. However, third-party service providers may not be able to consistently provide timely and proper delivery of pre-owned consumer electronics. In the past, we experienced product damage and product loss incidences and had disputes with certain logistics service providers. We may continue to experience similar incidents or disputes in the future. In addition, logistics services could also be suspended and thereby interrupt the supply of pre-owned consumer electronics if unforeseen events that are beyond our control occur, such as inclement weather, natural disasters, health epidemics, transportation disruptions or labor unrest. For example, the shipment and delivery of pre-owned consumer electronics were negatively affected by COVID-19. In addition, if our third-party logistics service providers fail to comply with applicable rules and regulations in China, the delivery of pre-owned consumer electronics could be materially and adversely affected. We may not be able to find reliable alternative third-party logistics companies to provide delivery services in a timely manner, or at all. Delivery of pre-owned consumer electronics could also be affected or interrupted by the merger, acquisition, insolvency or shut-down of the delivery companies we engage to make deliveries, especially those local companies with relatively small business scales. If pre-owned consumer electronics are not delivered in proper conditions or on a timely basis, buyers may refuse to accept products purchased on our platform and lose confidence in our platform, and our business and reputation could suffer. Furthermore, delivery personnel of contracted third-party logistics service providers act on our behalf and directly interact with consumers or third-party merchants. We need to effectively manage these third-party logistics service providers to ensure the quality of customer services. We have in the past received user complaints from time to time regarding our delivery and return and exchange services. Any failure to provide high-quality delivery services to consumers or third-party merchants may negatively impact their experience with us, damage our reputation and business operations.

As of March 31, 2021, we had six regional operation centers across Mainland China and one regional operation center in Hong Kong. A vast majority of pre-owned consumer electronics sold on our marketplaces are first shipped to our operation centers in different locations for inspection, grading and pricing before they are sold to buyers. In addition, our operation centers serve as warehouses for pre-owned consumer electronics before they are delivered to buyers. If any business interruptions or accidents, including health pandemics and fires, were to occur, causing damage to pre-owned consumer electronics or our operation centers, our ability to provide services such as inspection, grading and pricing services could be materially and adversely affected and the shipment of pre-owned consumer electronics could be delayed. For example, during the COVID-19 pandemic in early 2020, we had to temporarily shut down our seven regional operation centers. These operation centers gradually resumed operations starting from February 10, 2020. As of April 1, 2020, all of our operation centers resumed normal operation. We cannot assure you that operation interruptions or service suspensions would not occur in the future. Any interruption or suspension of operation could have a material adverse effect on our market reputation, business, financial condition and results of operations.

Our product delivery, return, exchange and warranty policies may materially and adversely affect our results of operations.

We have adopted shipping policies that do not necessarily pass the full cost of shipping on to consumers and third-party merchants. We also have adopted customer-friendly return and exchange policies that make it convenient and easy for consumers and third-party merchants to change their minds after completing purchases. In addition, pre-owned consumer electronics sold on our Paipai Selection flagship stores are also subject to a one-year warranty. We may also be required by law to adopt new or amend existing return and exchange or warranty policies from time to time. These policies improve customers’ experience with us and promote customer loyalty, which in turn help us acquire and retain consumers and third-party merchants. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of consumers and third-party merchants, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, consumers and third-party merchants may be dissatisfied, which may result in loss of existing consumers and third-party merchants or failure to acquire new consumers and third-party merchants at a desirable pace, which may materially and adversely affect our results of operations. In addition, any negative publicity related to the quality of pre-owned consumer electronics sold on our marketplaces, with or without merits, could damage our brand image, decrease customer demand, and thus materially and adversely affect our business, operating results and financial condition.

We may be subject to product liability claims.

The pre-owned consumer electronics sold, either by third-party merchants or by us, on our online marketplaces may be defective. As a result, sales of such products could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as the seller of the product. Although we would have legal recourse against the manufacturer of such products under PRC law, attempting to enforce our rights against the manufacturer may be expensive, time-consuming and ultimately futile. In addition, we do not currently maintain any third-party liability insurance or product liability insurance in relation to products we sell. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

We depend on our demand forecasts for various kinds of pre-owned consumer electronics to manage our inventory. Demand for pre-owned consumer electronics, however, can change significantly between the time inventory is ordered and the date by which they are sold. Demand may be affected by seasonality, new product launches, changes in product cycles and pricing, product defects, and changes in consumer spending patterns, among other factors, and consumers and third-party merchants may not order pre-owned consumer electronics in the quantities that we expect.

Our net inventories were RMB75.2 million as of December 31, 2018, RMB65.6 million as of December 31, 2019, RMB177.0 million (US$27.0 million) as of December 31, 2020 and RMB317.8 million (US$48.5 million) as of March 31, 2021. As we plan to continue expanding our product offerings, we expect to include more pre-owned consumer electronics and other types of pre-owned goods in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, we may have to lower sale prices in order to reduce inventory level, which may lead to lower income from operations. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Any of the above may materially and adversely affect our results of operations and financial condition.

On the other hand, if we underestimate demand for certain pre-owned consumer electronics, or if we are unable to obtain sufficient amount of pre-owned consumer electronics in a timely manner, we may experience inventory shortages, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation.

Our business, results of operations and reputation could be negatively affected by services provided by third-party cloud service providers.

We use third-party cloud service providers to provide us with cloud services to support our business operations. With the expansion of our business, we may be required to upgrade our technology and infrastructure or those of cloud service providers to keep up with the increasing traffic on our platform. If the services provided are unable to meet our demand, or are disrupted, restricted, curtailed or degraded in any way or become unavailable to us, our business may be materially and adversely affected. In addition, we cannot assure you that we will be able to maintain amicable relationships with our cloud service providers. Our cloud service providers could choose to terminate their relationships with us or propose terms that we cannot accept. If we have to engage other cloud service providers and have to migrate our business operation data to new service providers, we cannot guarantee a smooth transition. We may suffer from unexpected incidents in the transition such as data loss, service interruptions, or loss of certain functionalities. As a result, we may have to incur extra expenses to mitigate losses incurred due to these incidents, which could be substantial. Most importantly, we may experience business interruptions due to these unexpected incidents, which would adversely affect our business operations and could also materially and adversely our results of operations. Besides, we have no control over the costs of the services provided by cloud service providers. If the prices we pay for those services rise significantly, our results of operations may be materially and adversely affected.

Our results of operations may be subject to seasonal fluctuations.

We experience a moderate level of seasonality in our business primarily as a result of new product launches by consumer electronics manufacturers and promotional campaigns by e-commerce platforms in China. For example, we generally experience higher customer traffic and purchase orders during e-commerce platforms’ special promotional campaigns on June 18 and November 11 each year. In addition, new product launches by major cell phone brands such as Apple each year also boost our customer traffic and purchase orders. All of these activities can affect our results for those quarters. Overall, the historical seasonality of our business has been relatively mild since we are in cooperation with multiple consumer electronics manufacturers which historically had product launches generally throughout a year. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

Our operations outside China are subject to a variety of costs and legal, regulatory, political and economic risks.

International expansion is a significant component of our growth strategy and may require significant capital investment, which could strain our resources and adversely impact current performance, while adding complexity to our current operations. Our overseas operations are subject to the laws of the countries in which we operate. If any of our overseas operations, or our associates or agents, violate such laws, we could become subject to sanctions or other penalties, which could negatively affect our reputation, business and operating results.

In addition, we may face operational issues that could have a material adverse effect on our reputation, business and results of operations. These issues include, without limitation:

•	difficulties in developing, staffing and simultaneously managing a foreign operation as a result of distance, language and cultural differences;

•	challenges in formulating effective local sales and marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands;

•	challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them;

•	dependence on local platforms in marketing our products and services overseas;

•	challenges in selecting suitable geographical regions for international business;

•	longer customer payment cycles;

•	currency exchange rate fluctuations;

•	political or social unrest or economic instability;

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protectionist or national security policies that restrict our ability to invest in or acquire companies; develop, import or export certain technologies, such as the national AI initiative proposed by the United States government; or utilize technologies that are deemed by local governmental regulators to pose a threat to their national security;

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compliance with applicable foreign laws and regulations and unexpected changes in laws or regulations, including compliance with privacy laws and data security laws, including the European Union General Data Protection Regulation, or GDPR, and compliance costs across different legal systems;

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differing, complex and potentially adverse customs, import/export laws, tax rules and regulations or other trade barriers or restrictions which may be applicable to transactions conducted through our international and cross-border platform, related compliance obligations and consequences of non-compliance, and any new developments in these areas; and

•	increased costs associated with doing business in foreign jurisdictions.

One or more of these factors could harm our overseas operations and consequently, could harm our overall results of operations.

If we determine our goodwill and other intangible assets to be impaired, our results of operations and financial condition may be adversely affected.

We conducted several acquisition transactions, including the acquisition of Paipai Marketplace from JD Group in June 2019. As a result of these transactions, we recognized goodwill and intangible assets (other than goodwill) of RMB19.0 million as of December 31, 2018, RMB3,486.4 million as of December 31, 2019, RMB3,171.3 million (US$484.0 million) as of December 31, 2020 and RMB3,093.4 million (US$472.1 million) as of March 31, 2021. The value of goodwill and other intangible assets arising from the transactions we conducted is based on forecasts, which are in turn based on a number of assumptions. In particular, we have assumed the brand name “拍拍” owned by JD Group which has an economic life of ten years. If any of these assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, we may have to write off a significant amount of our goodwill and intangible assets and record an impairment loss, which could in turn adversely affect our results of operations.

We will determine whether goodwill and certain intangible assets are impaired at least on an annual basis and there are inherent uncertainties relating to these factors and to our management’s judgment in applying these factors to the impairment assessment. We could be required to evaluate the impairment prior to the annual assessment if there are any impairment indicators, including disruptions to the operations of acquired companies, unexpected significant declines in operating results or a decline in our market capitalization, any of which could be caused by a failure to successfully operate acquired companies.

We may also suffer impairment loss if the performance of acquired companies is within the management’s expectation, but does not align with market. If we record an impairment loss as a result of these or other factors, our results of operations and financial condition may be adversely affected. In addition, impairment loss could also negatively affect our financial ratios, limit our ability to obtain financing and adversely affect our financial position. Any potential change in the amortization period of intangible assets could also increase the amortization expenses charged to our profit or loss following our regular assessment, which could in turn adversely affect our results of operations.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred significant expenses on a variety of different marketing and brand promotion efforts designed to expand our customer base, increase the transaction volume on our platform and enhance our brand recognition. For example, we entered into cooperation with top live streaming platforms to promote our platform and sell pre-owned consumer electronics. We have also placed a substantial amount of advertisements on JD Group’s platform. Our brand promotion and marketing activities may not be well received by consumers or third-party merchants and may not realize the levels of effectiveness that we anticipate. We incurred selling and marketing expenses of RMB237.6 million in 2018, RMB566.8 million in 2019, RMB740.5 million (US$113.0 million) in 2020 and

RMB222.6 million (US$34.0 million) in the three months ended March 31, 2021. These selling and marketing expenses include amortization of intangible assets, which primarily represents amortization of the business cooperation agreement, non-compete commitment, and brand names arising from the acquisition of Paipai Marketplace. Amortization of intangible assets amounted to RMB23.7 million in 2018, RMB193.2 million in 2019, RMB308.8 million (US$47.1 million) in 2020 and RMB76.3 million (US$11.6 million) in the three months ended March 31, 2021. Marketing approaches and tools in the pre-owned consumer electronics transactions and services market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

Our success depends on the continuing and collaborative efforts of our management team, and our business may be severely disrupted if we lose their services.

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Kerry Xuefeng Chen, our chairman and chief executive officer, and other executive officers. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose consumers, third-party merchants, suppliers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all. In addition, we do not have key-man insurance for any of our executive officers or other key personnel. Events or activities attributed to our executive officers or other key personnel, and related publicity, whether or not justified, may affect their ability or willingness to continue to serve our company or dedicate their full time and efforts to our company and negatively affect our brand and reputation, resulting in an adverse effect on our business, operating results and financial condition.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

We intend to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, marketing and other operational personnel with experience in the pre-owned consumer electronics transactions and services industry. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, operation centers, customer service center and other back office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Labor costs in China have increased with China’s economic development, particularly in the large cities where we have business operations. As we have a large AHS store network we are more vulnerable to labor costs increases than that of many of our competitors, which may put us at a competitive disadvantage. If the compensation package offered by us is not competitive in the market, we may not be able to provide sufficient incentives to or maintain stable and dedicated operational staffs and other labor support. Any failure to address these risks and uncertainties could materially and adversely affect our results of operations and financial performance. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

Failure to obtain certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations.

In accordance with the relevant PRC laws and regulations, we are required to maintain various approvals, licenses, permits and filings to operate our business, including but not limited to business license, electronic data interchange license, commercial franchise filing, and those with respect to environment protection and fire safety inspection. The obtaining of these approvals, licenses, permits and filings are subject to satisfactory compliance with, among other things, the applicable laws and regulations.

We have not obtained business operation license for a large number of self-operated offline AHS stores. As of March 31, 2021, there were a total of 81 self-operated offline AHS stores for which we had not obtained business operation license. Pursuant to the Administrative Regulations of the PRC on Company Registration and the Measures for the Investigation and Punishment of Unpermitted and Unlicensed Business Operations, failure to obtain business operation license for each self-operated offline AHS store will result in a fine up to RMB10,000. We are currently in the process of obtaining business license and completing relevant filings.

Our collaboration with AHS store partners to jointly operate offline AHS stores is subject to relevant PRC regulations governing franchise business. As advised by our PRC counsel, PRC laws and regulations require a franchiser to make franchise filing with relevant governmental authorities after entering into the first franchising agreement, and to further update such filing within 30 days after any change occurs to the filed information including those regarding the distribution of stores of all franchisees across Mainland China. Failure to do so would subject such franchiser to relevant governmental authority’s order for the completion of such filings within a prescribed period of time and a fine up to RMB50,000. If such filings are not completed within the prescribed period of time, a fine up to RMB100,000 would be imposed and an announcement shall be made accordingly. As of the date of this prospectus, we have made the initial franchise filing but have not updated such filing to reflect a substantial number of jointly-operated offline AHS stores, and we are still in the process of rectifying such non-compliance.

In addition, as of the date of this prospectus, we have not obtained certificates for fire control inspection for certain of our operation centers in Mainland China. As a result, each of these operation centers may be subject to a fine of up to RMB300,000 or even suspension of business for failure to complete fire control inspection procedures. We are taking rectification measures now, but we cannot assure you that such non-compliance can be rectified in a timely manner.

Furthermore, uncertainties exist with respect to the interpretation of relevant legal requirements regarding certain licenses and permits. In practice, relevant government authorities may take the view that certain license is not required for operating our business though there may be different interpretations with respect to the licensing requirements. We cannot assure you that relevant government authorities’ interpretation on such licensing requirements will remain the same in the future. If we are required to obtain relevant licenses, we will have to obtain those licenses in a timely manner. In addition, government authorities may impose additional licenses or permits or provides more strict supervision requirements in the future. There is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all.

Our leased property interest may be defective and such defects may negatively affect our right to such leases.

We currently lease several premises in China. Ownership certificates or other similar proof of certain leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. It is also likely that the construction of such leased properties was illegal and such properties may be ordered by relevant government authorities to be demolished. In addition, a lessor may have failed to lease a property to us in accordance with the intended use specified on the land use right certificate. As a result, we may not be able to continue to use such leased properties and have to relocate to other premises. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected.

In addition, under the PRC laws and regulations, all lease agreements are required to be registered with the local land and real estate administration bureau. The lease agreements for some of our leased properties in China have not been registered with the relevant PRC government authorities. Although failure to do so does not in itself invalidate the leases, we may be subject to fines if we fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors.

Strategic acquisition of and investments in businesses and assets, and the subsequent integration of newly acquired businesses into our own, create significant challenges that may have a material adverse effect on our business, reputation, results of operations and financial condition.

To further expand our business and strengthen our market-leading position, we may tap into new market opportunities or enter into new markets by forming strategic alliances or making strategic investments and acquisitions. For example, we acquired an online consumer marketplace for pre-owned products, Paipai, from JD Group in 2019. The addition of Paipai has expanded our business to cover consumer online marketplace business, significantly increased our customer traffic, generated synergies to our existing businesses and strengthened our market position in the pre-owned consumer electronics transactions and services market. If we are presented with appropriate opportunities in the future, we may acquire or invest in additional businesses or assets that are complementary to our business. For example, we plan to leverage our technology and service offerings to collaborate with international device resellers and may pursue international strategic initiatives through mergers, acquisitions and joint ventures outside of China. However, strategic acquisitions and the subsequent integration of new businesses and assets into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. In addition, acquisitions could result in potential dilutive issuances of equity securities, use of substantial amounts of cash, significant increase of our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition or investment and exposure to potential ongoing financial obligations and unforeseen or hidden liabilities of the acquired businesses. The cost and duration of, and difficulties in, integrating newly acquired businesses and managing a larger overall business could also materially exceed our expectations. After devoting significant resources to potential acquisitions, the transactions may not be closed successfully due to strengthened anti-monopoly enforcement in China. Moreover, we may not be able to achieve our intended strategic synergies and may record substantial impairment charges to goodwill, if we fail to successfully integrate the newly acquired businesses or manage a larger business. Our equity investees may generate significant losses, a portion of which will be shared by us in accordance with U.S. GAAP. In addition, we may incur impairment losses if the financial or operating results of those investees fail to meet the expectations. In connection with acquisitions, joint ventures or strategic investments outside China, we may from time to time, in some instances enter into foreign currency contracts or other derivative instruments to hedge some or all of the foreign currency fluctuation risks, which subjects us to the risks associated with such derivative contracts and instruments. No assurance can be given that our acquisitions, joint ventures and other strategic investments will be successful and any negative developments in connection with our acquisitions or strategic investment could have a material adverse effect on our business, reputation, results of operations and financial condition.

Any failure or perceived failure by us to comply with anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

We have historically invested in or acquired certain assets or equity interests in other companies. We have also been invested by certain investors and entered into business cooperation with certain investor. In the future, we may continue to conduct acquisitions or investment transactions. By conducting these transactions, we are subject to risks related to compliance with relevant anti-monopoly laws and regulations. The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law. In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC and the SAIC, respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. On December 28, 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization, which grants authorities to its province-level branches to conduct anti-monopoly enforcement within their respective jurisdictions. On September 11, 2020, the SAMR issued Anti-monopoly Compliance Guideline for Operators, which requires, under the PRC Anti-monopoly Law, operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for Platform Economy. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Platform Economy mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Platform Economy prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines for Platform Economy also reinforces antitrust merger review for internet platform related transactions to safeguard market competition. As the Anti-Monopoly Guidelines for Platform Economy was newly promulgated, we are uncertain to estimate its specific impact on our business, financial condition, results of operations and prospects. There are also uncertainties with respect to the interpretation of relevant anti-monopoly laws and regulations. Certain transactions may not trigger reporting requirements prima facie but turn out to be subject to relevant reporting obligations. Enforcement agencies also have a wide discretion in their enforcement actions. Not only ongoing transactions, but also historical transactions are subject to their enforcement review. We cannot assure you that we will not be subject to any enforcement actions in our future acquisition transactions, nor can we guarantee that our historical acquisition transactions or our shareholders’ investments in our company are in full compliance with relevant anti-monopoly laws and regulations in all respects. If any non-compliance is raised by relevant authorities and determined against us or our counterparties in relevant transactions, we may be subject to fines and other penalties and, in extreme cases, completed historical transactions may have to be rescinded so as to return to the pre-transaction status, which could have a material and adverse effect on our business, financial condition and results of operations.

Any breaches to our security measures, including unauthorized access, computer viruses and “hacking” may adversely affect our database and reduce use of our services and damage our reputation and brand names.

We process and store data during our ordinary course of business, which makes us or third-party service providers who host our servers targets and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions. Breaches to our security measures, including computer viruses and hacking, may result in significant damage to our hardware and software systems and database, disruptions to our business activities, inadvertent disclosure of confidential or sensitive information, interruptions in access to our platform, and other material adverse effects on our operations, during the transfer of data or at any time, and result in persons obtaining unauthorized access to our systems and data. Our systems may be subject to infiltration as a result of third-party action, employee error, malfeasance or otherwise. While we have taken steps to protect the confidential information that we have access to, techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential customer and investor information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of any third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with customers and investors could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our websites, mobile apps and systems could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of our technology platform are critical to our success and our ability to attract and retain consumers and third-party merchants and provide quality customer service. Almost all of the sales of pre-owned consumer electronics are made through our online marketplaces. The operations of offline AHS stores also rely on our proprietary business management systems and other technology systems. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our mobile apps and websites or reduced order fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our mobile apps and websites. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill customer orders. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. Because of our brand recognition in the pre-owned consumer electronics transactions and services industry in China, we believe we are a particularly attractive target for such attacks. We have experienced in the past, and may experience in the future, such attacks and unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could reduce customer satisfaction, damage our reputation and result in a material decrease in our revenue.

Additionally, we must continue to upgrade and improve our technology platform to support our business growth, and failure to do so could impede our growth. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies or when the execution of these system upgrades and improvement strategies will be effective. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If our existing or future technology platform does not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn could materially and adversely affect our business, financial condition and results of operations.

Our business is dependent on the performance of the internet and mobile internet infrastructure and telecommunications networks in China, which may not be able to support the demands associated with our growth.

Our business operations are heavily dependent on the performance and reliability of China’s internet infrastructure, the continual accessibility of bandwidth and servers to our service providers’ networks, and the continuing performance, reliability and availability of our technology platform. We use the internet to deliver services to consumers and third-party merchants, who access our websites and mobile apps on the internet. We rely on major Chinese telecommunication companies to provide us with bandwidth for our services, and we may not have any access to comparable alternative networks or services in the event of disruptions, failures or other problems. Internet access may not be available in certain areas due to national disasters, such as earthquakes, or local government decisions. Surges in internet traffic on our platform, regardless of the cause, may seriously disrupt services we provide through our platform and in-store or cause our technology systems and our platform to shut down. If we experience technical problems in delivering our services over the internet either at national or regional level or system shut downs, we could experience reduced demand for our services, lower revenues and increased costs. Consequently, our business, results of operations and financial condition would be adversely affected.

Customer growth and activity on mobile devices depends upon effective use of mobile operating systems, networks and standards that we do not control.

In addition to our websites, consumers and third-party merchants can also access to our services through our mobile apps. Although transactions conducted on our mobile apps historically did not account for a significant portion of the total transactions on our marketplaces, our future growth and our results of operations could suffer if we experience difficulties in integrating our mobile apps into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile app download stores, if our apps receive unfavorable treatment compared to competing apps on the download stores, or if we face increased costs to distribute or have consumers or third-party merchants use our mobile apps. We are further dependent on the interoperability of our mobile apps with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for consumers or third-party merchants to access and use our sites on their mobile devices, or if consumers or third-party merchants choose not to access or to use our sites on their mobile devices or to use mobile products that do not offer access to our sites, our customer growth could be harmed and our business, financial condition and operating results may be adversely affected.

We have granted, and may continue to grant, options and other types of awards under our Share Incentive Plan, which may result in increased share-based compensation expenses.

We adopted the Amended and Restated Share Incentive Plan in March 2016, which, together with five subsequent amendments, are referred to as the 2016 Plan, for the purpose of granting share-based compensation awards to attract, motivate, retain and reward certain directors, officers, employees and other eligible persons and to further link the interests of award recipients with those of our shareholders. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2016 Plan is 21,920,964 ordinary shares. As of the date of this prospectus, we have granted options to purchase 28,464,273 ordinary shares, among which options to purchase a total of 19,728,141 ordinary shares are outstanding. We have also adopted the 2021 share incentive plan, or the 2021 Plan, in 2021 and the maximum aggregate number of ordinary shares that may be issued under the 2021 Plan is 6,021,619. As of the date of this prospectus, 2,964,091 restricted share units have been granted and outstanding under the 2021 Plan.

Upon completion of this offering, options granted under the 2016 Plan that are vested will become exercisable. Therefore, we expect to record an amount of cumulative share-based compensation expense upon the completion of this offering. Were this offering completed on December 31, 2020, we would have recognized share-based compensation expense of RMB91.8 million (US$14.0 million) for those options which had been vested as of December 31, 2020. As of March 31, 2021, share-based compensation of RMB103.6 million (US$15.8 million) would have been recognized immediately if this offering were completed on March 31, 2021. Restricted share units granted under the 2021 Plan and any additional awards that may be granted in the future will also have an impact on our results of operations in the future. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the issuance of additional equity upon the exercise of options or other types of awards would result in further dilution to our shareholders.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others, to protect our proprietary rights. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that our patent applications will be approved, that any issued patents will adequately protect our intellectual property, or that such patents will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We may in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by products or services offered by us or by third-party merchants on our marketplaces, or other aspects of our business. There could also be existing patents of which we are not aware that our products or other aspects of our business may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in China, the United States or any other jurisdictions. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s attention and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Moreover, we use open source software in connection with our products and services. Companies that incorporate open source software into their products and services have, from time to time, faced claims challenging the ownership of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of and for the fiscal year ended December 31, 2018, 2019 and 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is our company’s lack of sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting, and lack of formal accounting policies, and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirement. The material weakness, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remediate these deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Upon the completion of this offering, we will be subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting after we become not qualified as an emerging growth company. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, once we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. However, insurance companies in China currently offer limited business-related insurance products. Consistent with customary industry practice in China, we do not maintain business interruption or product transportation insurance, nor do we maintain key-man insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We may, from time to time, be subject to legal proceedings or administrative penalties during the course of our business operations.

We may be subject to legal proceedings or administrative penalties from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations and financial condition. Claims arising out of actual or alleged violations of law could be asserted against us by consumers and businesses that utilize our services, by competitors, or by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to those related to product liability, consumer protection, intellectual property, unfair competition, privacy, labor and employment, securities, real estate, tort, contract, property and employee benefit. We may continue to be involved in various legal or administrative proceedings and there is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain products manufactured in China. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry and users. Although cross-border business may not be an area of our focus, if we plan to operate internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, results of operations.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to improve our brand awareness, build and maintain our offline network, develop new products or services or further improve existing products and services, and acquire complementary businesses and technologies. If our existing resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to retain our existing financial resources and obtain additional financing on acceptable terms is subject to a variety of uncertainties, including but not limited to:

•	economic, political and other conditions in China or other jurisdictions where we plan to raise funds in;

•	PRC governmental policies relating to bank loans and other credit facilities;

•	PRC governmental regulations of foreign investment and the automobile industry in China;

•	conditions of capital markets in which we may seek to raise funds; and

•	our future results of operations, financial condition and cash flows.

If we are unable to obtain adequate financing or financing on satisfactory terms, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, results of operations, financial condition and prospects could be adversely affected.

We face risks related to natural disasters, health epidemics and other outbreaks, such as the outbreak of COVID-19, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics, including COVID-19, avian influenza, severe acute respiratory syndrome (SARS), influenza A (H1N1), Ebola or another epidemic. Any such occurrences could cause severe disruption to our daily operations, including our fulfillment infrastructure and our customer service centers, and may even require a temporary closure of our facilities. In recent years, there have been outbreaks of epidemics in China and globally. For example, in early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The COVID-19 has also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China. We have taken a series of measures in response to the outbreak, including, among others, remote working arrangements for some of our employees and temporarily allowing the government to utilize our fulfillment infrastructure and logistics services for crisis relief. These measures could reduce the capacity and efficiency of our operations and negatively impact the procurement of products, which in turn could negatively affect our results of operations. The extent to which COVID-19 impacts our results of operations will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report, such as those relating to our level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

We are also vulnerable to natural disasters and other calamities. If any such disaster were to occur in the future affecting the places where we have major operations in China, our operations could be materially and adversely affected due to loss of personnel and damages to property, including our inventory and our technology systems. Our operation could also be severely disrupted if our suppliers, consumers, third-party merchants or business partners were affected by such natural disasters or health epidemics.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating certain of our businesses in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain parts of our businesses, including value-added telecommunications services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own in aggregate more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multi-party communications, store-and-forward and call centers) and any major foreign investor must have a record of good performance and operating experience in providing value-added telecommunications services. We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with relevant PRC laws and regulations, we conduct such business activities through one of our VIEs, Shanghai Wanwuxinsheng, which holds a VATS License for internet content-related services (excluding information search and inquiry service, information community service and real-time interactive information service and information protection and processing service), or through one of its wholly-owned subsidiary, Shanghai Yueyi, which will obtain a VATS License for online data processing and transaction processing business. Shanghai Wanwuxinsheng is 72.3425% owned by Mr. Kerry Xuefeng Chen, our founder, chairman of the board of directors and chief executive officer, and 27.6575% owned by Mr. Wenjun Sun, our former director. Mr. Kerry Xuefeng Chen and Mr. Wenjun Sun are PRC citizens. Our WFOE, Shanghai Aihui, has entered into a series of contractual arrangements with our VIEs (including Shanghai Wanwuxinsheng) and their respective shareholders, which enable us to:

•	exercise effective control over our VIEs;

•	receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of our VIEs; and

•	have an exclusive option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results and their subsidiaries into our consolidated financial statements under U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Corporate History and Structure.”

In the opinion of Han Kun Law Offices, our PRC counsel, (i) the ownership structures of our WFOE and our VIEs in China, both currently and immediately after giving effect to this offering, are not in violation of mandatory PRC laws and regulations currently in effect in all material respects; and (ii) the contractual arrangements between our WFOE, our VIEs and their respective shareholders governed by PRC law are not in violation of mandatory PRC laws or regulations currently in effect in all material respects, and valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, our PRC counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•	discontinuing or placing restrictions or onerous conditions on our operations;

•	imposing fines, confiscating the income from our WFOE or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;

•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs; or

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIEs in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIEs or our right to receive substantially all the economic benefits and residual returns from our VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIEs in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress of the PRC promulgated the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, and it remains uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission as amended from time to time. The Foreign Investment Law provides that foreign-invested entities are barred from operating in “prohibited” industries and will require market entry clearance and other approvals from relevant PRC government authorities if operating in “prohibited” industries. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, or the FIL Interpretations, which came into effect on January 1, 2020. In accordance with the FIL Interpretations, any claim to invalidate an investment agreement will be supported by courts if such agreement is found to be entered into for purposes of making investments in the “prohibited industries” under the negative list or for purposes of investing in “restricted industries” while failing to satisfy the conditions set out in the Negative List. If our control over our VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of our VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

We rely on contractual arrangements with our VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

Our VIEs contributed 98.5%, 98.9%, 96.4% and 97.3% of our consolidated total revenues in 2018, 2019, 2020, and the three months ended March 31, 2021, respectively. We have relied and expect to continue to rely on contractual arrangements with our VIEs and their respective shareholders to conduct our business. For a description of these contractual arrangements, see “Corporate History and Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their respective shareholders of their obligations under the contracts to exercise control over our VIEs. The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Although the shareholders of our VIEs hold equity interests on record in our VIEs, each such shareholder has irrevocably authorized WFOE or its designated person to exercise his rights as a shareholder of our VIEs pursuant to the terms of the relevant shareholders’ voting rights proxy agreement. However, if our VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on possible remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of our VIEs were to refuse to transfer their equity interest in our VIEs to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations.

All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in China is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel would view such contractual arrangements. Additionally, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay.

Shanghai Wanwuxinsheng, one of our VIEs, holds our VATS License for internet content-related services (excluding information search and inquiry service, information community service and real-time interactive information service and information protection and processing service), and one of its wholly-owned subsidiary, Shanghai Yueyi, will obtain a VATS License for online data processing and transaction processing business (operating e-commerce, excluding internet finance and e-hailing services). In the event we are unable to enforce our contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct these businesses may be negatively affected.

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

One of our two VIEs, Shanghai Wanwuxinsheng, is 72.3425% owned by Mr. Kerry Xuefeng Chen, our founder, chairman and chief executive officer, and 27.6575% owned by Mr. Wenjun Sun, our former director. The other VIE, Shenzhen Lvchuang Network Technology Co., Ltd., is wholly-owned by Mr. Haichen Shen, our employee. The shareholders of our VIEs have entered into a series of contractual arrangements with our WFOE and our VIEs, pursuant to which we have control over and are the primary beneficiary of our VIEs. The shareholders of our VIEs may have potential conflicts of interest with us. They may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the option purchase agreements with these shareholders to request them to transfer all of their equity interests in the VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of our VIEs have executed shareholders’ voting rights proxy agreements to appoint our WFOE or a person designated by our WFOE to vote on their behalf and exercise voting rights as shareholders of our VIEs. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the relevant VIEs and the validity or enforceability of our contractual arrangements with the relevant entity and its shareholders. For example, in the event that any of the shareholders of our VIEs divorces his or her spouse, the spouse may claim that the equity interest of the relevant VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the relevant VIE by us. Similarly, if any of the equity interests of our VIEs is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the relevant VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) each of the spouses of Mr. Kerry Xuefeng Chen, Mr. Wenjun Sun and Mr. Haichen Shen has respectively executed a spousal consent letter, under which each spouse agrees that she will not assert any rights to the equity interests held by the shareholders of our VIEs, and will take every action to ensure the performance of the contractual arrangements, and (ii) the VIEs and their shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of our WFOE, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affected our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the variable interest entity contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose punitive interest and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if they are required to pay punitive interest and other penalties.

We may lose the ability to use and enjoy assets held by our VIEs that are material to the operation of certain portion of our business if the VIEs go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIEs, our VIEs and their subsidiaries hold certain assets that are material to the operation of certain portion of our business, including intellectual property and premise and VATS licenses. If our VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our VIEs undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the chops of our PRC subsidiaries and our VIEs are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries and VIEs are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

A substantial majority of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. The PRC economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the global and Chinese economy in 2020 is severe. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any prolonged slowdown in the global and Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and our VIEs. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, and a majority of our assets and operations are located in China. In addition, substantially all of our directors and officers reside within China and substantially all of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside Mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for shareholder investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator may directly conduct investigation or collect evidence within the territory of the PRC and no entities or individuals may provide documents or materials in connection with securities activities without proper authorization as provided by Article 177. While detailed interpretation of or implementation rules under Article 177 have yet to be available, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by investors in protecting your interests. See also “—Risks Related to the ADSs and This Offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of IMF completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have entered into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce, or MOFCOM, be notified in advance of any change of control transaction in which a foreign investor acquires control of a PRC domestic enterprise and involves any of the following circumstances: (i) any important industry is concerned; (ii) such transaction involves factors that have or may have impact on the national economic security; or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. We do not expect that this offering will trigger MOFCOM pre-notification under each of the above-mentioned circumstances or any review by other PRC government authorities, except as disclosed below in “Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.” Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of National People’s Congress which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by State Administration for Market Regulation, or the SAMR, the successive authority of MOFCOM, before they can be completed. In addition, Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors that became effective in September 2011 and Measures for the Security Review of Foreign Investment that became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM and the NDRC, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex, such as the Anti-monopoly Law, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Rules, and the Measures for the Security Review of Foreign Investment, or the Foreign Investment Security Review Measures. These laws and regulations impose requirements in some instances that MOFCOM and/or the NDRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that relevant anti-monopoly enforcement agencies be notified in advance of any concentration of undertaking if certain thresholds are triggered. The M&A Security Review Rules provide that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Moreover, the Foreign Investment Security Review Measures provide that foreign investors or the relevant parties in China shall proactively report to the Office of the Working Mechanism any foreign investment in, among other sectors, important information technology and Internet products and services and key technology that involve national security concerns and result in the foreign investor’s acquisition of actual control of the enterprise invested in before making such investment. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

In July 2014, the State Administration of Foreign Exchange, or SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities and also requires the foreign-invested enterprise that is established through round-trip investment to truthfully disclose its controller(s). SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders or beneficial owners who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective since June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, should be filed with qualified banks instead of SAFE. The qualified banks examine the applications and accept registrations under the supervision of SAFE.

Any failure or inability of the relevant shareholders or beneficial owners who are PRC residents to comply with the registration procedures set forth in these regulations, or any failure to disclose or misrepresentation of the controller(s) of the foreign-invested enterprise that is established through round-trip investment (“Round-trip Invested Entity”), may subject us to fines and legal sanctions, such as restrictions on our cross-border investment activities, on the ability of our PRC subsidiaries to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions.

We have been notified that each of Mr. Kerry Xuefeng Chen and Mr. Wenjun Sun has completed his initial registration with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not at all times be fully informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or continuously comply with all requirements under SAFE Circular 37 or other related rules. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Registration for the change in our round-trip invested entity might not be completed in a timely manner. Failure by our shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—PRC—Regulations Related to Employee Stock Incentive Plan.”

In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Regulation—Regulations Relating to Foreign Exchange and Dividend Distribution—Regulations Relating to Stock Incentive Plans.”

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. Certain of our subsidiaries in China did not make such registrations as those subsidiaries did not hire any employees. As a result, we may be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, each of which is a wholly foreign-owned enterprise may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to a staff welfare and bonus fund. These reserve fund and staff welfare and bonus fund cannot be distributed to us as dividends.

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and our VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and our VIEs. We may make loans to our PRC subsidiaries and VIEs subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiaries.

Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE, and medium or long-term loans by us to our PRC subsidiaries must be recorded and registered with the National Development and Reform Committee, or the NDRC. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective from June 2015, in replacement of the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, the Supplementary Notice of the General Affairs Department of the State Administration of Foreign Exchange on Relevant Operating Issues Concerning Strengthening the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-Invested Enterprises, and the Notice of the State Administration of Foreign Exchange on Issues Concerning Launching in Some Areas the Pilot Program to Reform the Management Mode of Foreign Exchange Capital Settlement of Foreign-Invested Enterprises. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or VIEs or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or VIEs when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational senior management and senior management department’s performance of their duties is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owns the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a tax rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, according to relevant safe harbor rule under SAT Public Notice 7, the PRC tax would not be applicable to the transfer by any non-resident enterprise of ADSs of the Company acquired and sold on public securities markets.

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Public Notice 37, which came into effect on December 1, 2017. According to SAT Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Public Notice 7 and SAT Public Notice 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules, adopted by six PRC regulatory agencies, requires an overseas special purpose vehicles that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies of the aforementioned PRC companies or individuals using shares of such special purpose vehicles or held by its shareholders as a consideration to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Our PRC counsel has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval may not be required for the listing and trading of our ADSs on the New York Stock Exchange in the context of this offering, given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours in this prospectus are subject to this regulation, and (ii) we did not establish our PRC subsidiaries through merger with or acquisition of PRC domestic companies using equities as consideration as defined in the M&A Rules; and (iii) no provision in the M&A Rules classifies the contractual arrangements with variable interest entities as a type of acquisition that fall within the M&A Rules.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our Class A ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Proceedings instituted by the SEC against PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 “big four” PRC-based accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in Mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms were to receive matching Section 106 requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they failed to meet specified criteria, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event the “big four” PRC-based accounting firms become subject to additional legal challenges by the SEC or the PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the U.S. national securities exchanges or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Related to the ADSs and This Offering

There has been no public market for our Class A ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our Class A ordinary shares or ADSs. Our ADSs have been approved for listing on the New York Stock Exchange. Our Class A ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

Each of Windcreek Limited, an affiliate of JD.com Development Limited, and Tiger Global Investments, L.P., an affiliate of Internet Fund IV Pte. Ltd., has subscribed for, and has been allocated by the underwriters, 3,500,000 ADSs and 2,750,000 ADSs, respectively, in this offering at the initial public offering price and on the same terms as the other ADSs being offered, representing approximately 21.6% and 16.9%, respectively, of the ADSs being offered in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

The trading price of our ADSs can be volatile and fluctuate widely in response to a variety of factors, many of which are beyond our control. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. Some of these companies have experienced significant volatility. The trading performances of these PRC companies’ securities may affect the overall investor sentiment towards other PRC companies listed in the United States and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry, business partners and third parties that collaborate with us;

•	announcements of studies and reports relating to the quality of our products or those of our competitors;

•	changes in the economic performance or market valuations of our competitors;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the pre-owned consumer electronics transactions and services industry;

•	announcements by us or our competitors of acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our issued and outstanding shares or ADSs;

•	sales or perceived potential sales of additional Class A ordinary shares or ADSs; and

•	proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

Our triple-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial

We have adopted a triple-class voting structure such that our ordinary shares consist of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights other than voting and conversion rights. Each holder of Class A ordinary shares is entitled to one vote per share, each holder of Class B ordinary shares is entitled to three votes per share and each holder of Class C ordinary shares is entitled to fifteen votes per share subject to vote at our general meetings. Our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Each of the Class B ordinary shares or Class C ordinary shares is convertible into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Class B ordinary shares are not convertible into Class C ordinary shares, and vice versa. Upon (a) any direct or indirect sale, transfer, assignment or disposition of Class B ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such Class B ordinary shares through voting proxy or otherwise to any person that is not ultimately controlled by JD.com, Inc.; or (b) any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B ordinary shares that is an entity to any person that is not ultimately controlled by JD.com, Inc., such Class B ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares.

Upon (i) any direct or indirect sale, transfer, assignment or disposition of such number of Class C ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class C ordinary shares through voting proxy or otherwise to any person that is not an affiliate of such holder; (ii) any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class C ordinary shares that is an entity to any person that is not an affiliate of such holder; (iii) the founder (as defined under the post-offering memorandum and articles of association) being neither a director nor the chief executive officer of the Company; (iv) the founder ceases to be the ultimate beneficial owner of any outstanding Class C ordinary shares; (v) the founder ceases to be the ultimate beneficial owner of C&XF Group Limited or any other entity that holds Class C ordinary shares; or (vi) the founder being permanently unable to attend board meetings and manage the business affairs of our company as a result of incapacity solely due to his then physical and /or mental condition (which, for the avoidance of doubt, does not include any confinement against his will), such Class C ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares.

Upon completion of this offering, Mr. Kerry Xuefeng Chen, our founder, chairman and chief executive officer, will beneficially own all of our issued Class C ordinary shares. JD.com Development Limited will beneficially own all of our issued Class B ordinary shares. Due to the disparate voting powers associated with our triple classes of ordinary shares, Mr. Chen and JD.com Development Limited will have considerable influence over important corporate matters. Following the completion of this offering, Mr. Chen will beneficially own 43.2% of the aggregate voting power of our company, assuming that the underwriters do not exercise their over-allotment option, through C&XF Group Limited, a company wholly owned by Mr. Chen, whereas JD entities will beneficially own 35.6% of the aggregate voting power of our company. After this offering, Mr. Chen and JD.com Development Limited will continue to have considerable influence over matters requiring shareholder approval, over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transaction, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and ADSs may view as beneficial.

Our executive officers, directors, and their affiliated entities together beneficially own approximately 11.4% of our issued and outstanding ordinary shares on an as-converted basis prior to this offering. Upon the completion of this offering, our executive officers, directors, and their affiliated entities together will beneficially own approximately 10.5% of our total issued and outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option, or 10.4% of our total issued and outstanding ordinary shares if the underwriters exercise their over-allotment option in full, without taking into account the ADSs that the existing shareholders or their affiliates may purchase in this offering. As a result of the concentration of ownership, these shareholders will have considerable influence over matters such as decisions regarding mergers and consolidations, amendments to our constitutional documents, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our ordinary shares and ADSs may view as beneficial.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of US$11.67 per ADS, representing the difference between the initial public offering price of US$14.00 per ADS, and our adjusted net tangible book value per ADS as of March 31, 2021, after giving effect to our sale of the ADSs offered in this offering. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon completion of this offering.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account of the company, provided that in no circumstances may a dividend be paid out of share premium if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 146,938,992 ordinary shares issued and outstanding, including Class A ordinary shares represented by ADSs, assuming the underwriters do not exercise their over-allotment option. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the United States Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares issued and outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

After completion of this offering, certain holders of our Class A ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise the same rights as our shareholders.

Holders of ADSs do not have the same rights as our shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights carried by the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent the Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for ADS holders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

Forum selection provisions in our post-offering memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.

Our post-offering memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. Our agreement with the depositary bank also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our post-offering memorandum and articles of association or our deposit agreement with the depositary bank to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our post-offering memorandum and articles of association, as well as the forum selection provisions in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our post-offering memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment impose or increase fees or charges (other than charges in connection with foreign exchange control regulations, and taxes and other governmental charges, delivery and other such expenses) or that would otherwise materially prejudice any substantial existing right of the ADS holders, such amendment will not become effective as to outstanding ADSs until the expiration of 30 days after notice of that amendment has been disseminated to the ADS holders, but no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. If the ADS facility will terminate, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying Class A ordinary shares, but will have no right to any compensation whatsoever.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any legal suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York), and you, as a holder of the ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. It is possible that a court could find this type of forum selection provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. For risks related to the enforceability of such exclusive forum selection provision, please see “—Forum selection provisions in our post-offering memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.” Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York) have exclusive jurisdiction to hear and determine claims arising under the deposit agreement (including claims arising under the Exchange Act or the Securities Act) and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, in which the trial would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by the shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our post-offering articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, however, we conduct almost all of our operations outside the United States and a majority of our assets are located in China. In addition, almost all our directors and officers reside within China for a significant portion of the time and almost all of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management residing in China in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to the

ADSs and This Offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

The post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering will contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A ordinary shares and the ADSs.

We have conditionally adopted a further amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, which we refer to as our post-offering memorandum and articles of association. Our post-offering memorandum and articles of association will contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our proposed triple-class voting structure gives disproportionate voting power to the Class B and Class C ordinary shares. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance requirements of the New York Stock Exchange; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance requirements of the New York Stock Exchange.

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the corporate governance listing standards of the New York Stock Exchange. However, rules of the New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the corporate governance listing standards of the New York Stock Exchange. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the corporate governance listing standards of the New York Stock Exchange that are applicable to U.S. domestic issuers.

There can be no assurance that we will not be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation, such as our company, will generally be classified as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes, for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat our VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any future taxable year. Assuming that we are the owner of our VIEs and their subsidiaries for U.S. federal income tax purposes, and, based upon our current and projected income and assets, including the expected cash proceeds from this offering, and projections as to the value of our assets, taking into account the projected market value of our ADSs following this offering, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets including cash raised in this offering.

If we are classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) holds our ADSs or Class A ordinary shares, the PFIC tax rules discussed under “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes a “mark-to-market” election, will apply in future years even if we cease to be a PFIC. See the discussion under “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules” concerning the U.S. federal income tax considerations of an investment in our ADSs or Class A ordinary shares if we are or become classified as a PFIC and the possibility of making such election.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We will incur increased costs and become subject to additional rules and regulations as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We have become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the number of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were to be involved in a class action suit, it would possibly divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material and adverse effect on our financial condition and results of operations.

In addition, as an emerging growth company, we will still incur expenses in relation to management assessment according to requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002. After we are no longer an “emerging growth company,” we expect to incur additional significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the pre-owned consumer electronics transactions and services market;

•	our expectations regarding demand for our products and services;

•	our expectations regarding our relationships with our consumers, third-party merchants, business partners, and other third parties;

•	competition in our industry;

•	our proposed use of proceeds;

•	relevant government policies and regulations relating to our business; and

•	general economic and business conditions globally and in China.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The pre-owned consumer electronics market may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$207.6 million, or approximately US$239.3 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering to expand our business operations as follows:

•	approximately 20% to further improve our technology capabilities;

•	approximately 30% to diversify service offerings on our platform;

•	approximately 30% to further expand our AHS store network and develop new sales channels for Paipai Marketplace; and

•

approximately 20% for general corporate purposes, which may include investing in sales and marketing activities, and funding working capital needs and potential strategic investments and acquisitions. As of the date of this prospectus, we have not identified any specific targets for any acquisition of assets or businesses.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to the ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions and to our VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, or at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and our VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—Regulations Relating to Dividend Distribution.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2021:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the issuance of Series F and other series of preferred shares in April and May 2021 (see “Description of Share Capital—History of Securities Issuances”), (ii) the redesignation of all of the ordinary shares held by C&XF Group Limited into Class C ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (iii) the redesignation of all of the ordinary shares and preferred shares held by JD.com Development Limited into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (iv) the redesignation of all of the remaining ordinary shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, and (v) the automatic conversion of all of our remaining issued and outstanding preferred shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the issuance of Series F and other series of preferred shares in April and May 2021 (see “Description of Share Capital—History of Securities Issuances”), (ii) the redesignation of all of the ordinary shares held by C&XF Group Limited into Class C ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (iii) the redesignation of all of the ordinary shares and preferred shares held by JD.com Development Limited into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (iv) the redesignation of all of the remaining ordinary shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (v) the automatic conversion of all of our remaining issued and outstanding preferred shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, and (vi) the sale of 10,822,000 Class A ordinary shares in the form of ADSs by us in this offering at an initial public offering price of US$14.00 per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2021
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
	RMB	US$	RMB	US$	RMB	US$
Mezzanine Equity:
Series A preferred shares (US$0.001 par value, 9,497,040 shares authorized, issued and outstanding as of March 31, 2021)	467,173	71,305	—	—	—	—
Series B preferred shares (US$0.001 par value, 7,586,836 shares authorized, issued and outstanding as of March 31, 2021)	378,840	57,822	—	—	—	—
Series C preferred shares (US$0.001 par value, 44,226,287 shares authorized, 39,151,682 issued and outstanding as of March 31, 2021	2,054,873	313,635	—	—	—	—
Series D preferred shares (US$0.001 par value, 10,068,160 shares authorized, issued and outstanding as of March 31, 2021)	1,190,676	181,733	—	—	—	—

	As of March 31, 2021
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
	RMB	US$	RMB	US$	RMB	US$
Series E preferred shares (US$0.001 par value, 36,122,625 shares authorized, 34,628,761 issued and outstanding as of March 31, 2021)	5,451,027	831,989	—	—	—	—
Series F preferred shares (US$0.001 par value, nil shares authorized, issued and outstanding as of March 31, 2021)	—	—	—	—	—	—
Total mezzanine equity	9,542,589	1,456,484	—	—	—	—
Shareholders’ equity/(deficit):
Ordinary shares (US$0.001 par value, 192,499,052 shares authorized, 18,782,620 shares issued and outstanding as of March 31, 2021)	11	2	—	—	—	—
Class A ordinary shares (US$0.001 par value; none issued or outstanding on an actual basis, 77,589,553 issued and outstanding on a pro forma basis, and 88,411,553 issued and outstanding on a pro forma as adjusted basis)	—	—	508	78	579	89
Class B ordinary shares (US$0.001 par value; none issued or outstanding on an actual basis, 47,240,103 issued and outstanding on a pro forma basis and 47,240,103 issued and outstanding on a pro forma as adjusted basis)	—	—	310	47	310	47
Class C ordinary shares (US$0.001 par value; none issued or outstanding on an actual basis; 11,287,336 issued and outstanding on a pro forma basis, and 11,287,336 issued and outstanding on a pro forma as adjusted basis)	—	—	74	11	74	11
Additional paid-in capital	—	—	11,057,797	1,687,749	12,417,971	1,895,352
Accumulated deficit	(5,817,181)	(887,875)	(5,817,181)	(887,875)	(5,817,181)	(887,875)
Accumulated other comprehensive income	1,808	276	1,808	276	1,808	276
Total shareholders’ equity/(deficit)	(5,815,362)	(887,598)	5,243,316	800,286	6,603,561	1,007,900
Total capitalization	3,727,227	568,886	5,243,316	800,286	6,603,561	1,007,900

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, accumulated deficit, accumulated other comprehensive income, total shareholder’s equity/(deficit) and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of March 31, 2021 was approximately US$96.7 million, or US$0.81 per ordinary share after giving effect to the conversion of our convertible redeemable preferred shares issued and outstanding as of that date and US$0.54 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting pro forma net tangible book value per ordinary share, after giving effect to (i) the issuance of Series F and other series of preferred shares in April and May, 2021, (ii) the automatic conversion of all of our issued and outstanding convertible redeemable preference shares, and (iii) additional proceeds we will receive from this offering, from the initial public offering price of US$21.00 per Class A ordinary share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Because the Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares, Class B ordinary shares and Class C ordinary shares.

Without taking into account any other changes in pro forma net tangible book value after March 31, 2021, other than to give effect to our sale of the ADSs offered in this offering at the initial public offering price of US$14.00 per ADS, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been US$514.1 million, or US$3.50 per ordinary share and US$2.33 per ADS. This represents an immediate increase in net tangible book value of US$1.25 per ordinary share and US$0.83 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$17.50 per ordinary share and US$11.67 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$	21.00	US$	14.00
Net tangible book value after giving effect to the conversion of our convertible redeemable preferred shares issued and outstanding as of March 31, 2021	US$	0.81	US$	0.54
Pro forma net tangible book value after giving effect to (i) the issuance and conversion of Series F and other series of preferred shares in April and May, 2021, and (ii) the conversion of our convertible redeemable preferred shares and ordinary shares issued and outstanding as of March 31, 2021	US$	2.25	US$	1.50
Pro forma as adjusted net tangible book value after giving effect to (i) the issuance and conversion of Series F and other series of preferred shares in April and May, 2021, (ii) the conversion of our convertible redeemable preferred shares and ordinary shares issued and outstanding as of March 31, 2021, and (iii) this offering	US$	3.50	US$	2.33
Amount of dilution in net tangible book value to new investors in this offering	US$	17.50	US$	11.67

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2021, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share		Average Price Per ADS
	Number	Percent	Amount		Percent
Existing shareholders	136,116,992	92.64%	US$	1,101,897	82.90%	US$	8.10	US$	5.40
New investors	10,822,000	7.36%	US$	227,262	17.10%	US$	21.00	US$	14.00

Total	146,938,992	100.00%	US$	1,329,159	100.00%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

The discussion and tables above assume no exercise of any share options outstanding and no exercise of the warrant to purchase 153,570 ordinary shares by China Equities HK Limited as of the date of this prospectus, and have not taken into consideration the 2,964,091 ordinary shares to be issued for vested restricted share units. As of the date of this prospectus, there are 19,728,141 ordinary shares issuable upon exercise of outstanding share options with exercise prices ranging from US$0.03 per share to US$2.8 per share, and there are 2,192,823 ordinary shares available for future issuance upon the exercise of future grants under our 2016 Plan. As of the date of this prospectus, there are 2,964,091 ordinary shares to be issued for vested restricted share units, and there are 3,211,098 ordinary shares available for future issuance upon the exercise/vesting of future grants under our 2021 Plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

•

the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

A majority of our assets and operations are located in China. All of our directors and officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that the judgment of the competent foreign court imposes upon the judgment debtor a liability to pay a liquidated sum for which such judgment has been given, provided such judgment (i) is final and conclusive, (ii) is not in respect of taxes, a fine or a penalty, and (iii) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

Han Kun Law Offices, our PRC counsel, has advised us that there is uncertainty as to whether the courts of China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or Class A ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

We commenced our operations in 2011 by procuring pre-owned phones and other consumer electronics from consumers through AHS Recycle. In 2014, we expanded to offline channels by opening self-operated AHS stores in popular shopping malls. In 2015, we started cooperating with e-commerce platforms such as JD.com, and consumer electronics brands such as Xiaomi, to attract their user traffic to our offline AHS stores for trade-in. In an attempt to further leverage our supply chain capabilities and quality inspection, grading and pricing capability accumulated in years of our business operations, in late 2017, we launched PJT Marketplace, an online bidding platform where AHS Recycle and third-party merchants sell pre-owned consumer electronics to buyers, primarily small merchants and retailers, and, in 2019, we acquired Paipai Marketplace, a B2C transaction platform for pre-owned products, from JD Group.

To facilitate our offshore financing, we established our offshore holding structure during the period from November 2011 to August 2012. Specifically, we established AiHuiShou International Co. Ltd., our current holding company, in Cayman Islands in November 2011. Our Cayman holding company further established AiHuiShou International Company Limited, or AiHuiShou HK, as its wholly-owned subsidiary in Hong Kong in January 2012. In August 2012, AiHuiShou HK further established a wholly-owned subsidiary, Shanghai Aihui Trading Co., Ltd., or Shanghai Aihui, in China.

After we established our offshore holding structure in August 2012, we obtained control over Shanghai Wanwuxinsheng Environmental Protection Technology Group Co., Ltd., or Shanghai Wanwuxinsheng, a company jointly established by Mr. Kerry Xuefeng Chen and Mr. Wenjun Sun in China in May 2010 under the name of Shanghai Yueyee Network Information Technology Co., Ltd. (上海悦易网络信息技术有限公司), by entering into a set of contractual arrangements between Shanghai Aihui, Shanghai Wanwuxinsheng and the shareholders of Shanghai Wanwuxinsheng in August 2012. The contractual arrangements were supplemented, amended or restated several times and the latest set of contractual arrangements consist of (i) the exclusive technology consulting and management service agreement and a supplement agreement allowing us to receive all economic benefits of Shanghai Wanwuxinsheng, (ii) the business operation agreement allowing us to control the business operations and management of Shanghai Wanwuxinsheng, (iii) the third amended and restated option purchase agreements granting us an option to acquire all equity interests of Shanghai Wanwuxinsheng, (iv) the third amended and restated share pledge agreement pledging us all equity interests of Shanghai Wanwuxinsheng to guarantee the performance of obligations by Shanghai Wanwuxinsheng and its shareholders under the contractual arrangements, (v) the voting proxy agreement granting us all rights as the shareholders of Shanghai Wanwuxinsheng, (vi) the amended and restated powers of attorney executed by each of the shareholders of Shanghai Wanwuxinsheng irrevocably delegating us the full power to act as shareholders of Shanghai Wanwuxinsheng, and (vii) the spousal consent letters executed by each of the spouses of Mr. Kerry Xuefeng Chen and Mr. Wenjun Sun. Shanghai Wanwuxinsheng is the primary entity through which we carry out our research and development activities and innovation and provide back office supports to our business operations.

Shanghai Wanwuxinsheng further established in China (i) Shanghai Yueyi Network Information Technology Co., Ltd. (上海悦亿网络信息技术有限公司) in September 2015 and (ii) Changzhou Yueyi Network Information Technology Co., Ltd., or Changzhou Yueyi, in June 2017. Shanghai Yueyi mainly operates our own offline AHS stores in the AHS store network and our PJT and Paipai online marketplaces, as well as other innovative businesses. Changzhou Yueyi mainly engages in the collection of pre-owned consumer electronics sourced from JD Group’s e-commerce platforms, our brand partners and distributor partners.

In March 2017, we started to expand our business to overseas market and established AHS Device Hong Kong (formerly known as Shanghai Yueyi Network (HK) Co., Limited and Aihuishou

Global Co., Limited), or AHS Device HK, in Hong Kong as the primarily entity operating our overseas business.

The following diagram illustrates our corporate structure as of the date of this prospectus consisting of our principal subsidiaries, our variable interest entities and principal subsidiaries of our variable interest entities.

(1)

Shanghai Wanwuxinsheng Environmental Protection Technology Group Co., Ltd. is 72.3425% owned by Mr. Kerry Xuefeng Chen, our founder, chairman and chief executive officer, and 27.6575% owned by Mr. Wenjun Sun, our former director. Both Mr. Chen and Mr. Sun are beneficial owners of our company.

(2)	Shenzhen Lvchuang Network Technology Co., Ltd. is wholly owned by Mr. Haichen Shen, our employee. Shenzhen Lvchuang Network Technology Co., Ltd. currently does not engage in any business operations.

Contractual arrangements

PRC laws and regulations impose ownership and other restrictions on foreign investors’ investment in certain businesses and industries, such as internet-based businesses such as distribution of online information, value-added telecommunications services. We are a Cayman Islands company and our PRC subsidiary is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct certain of our business through Shanghai Wanwuxinsheng, which holds the license for conducting certain value-added telecommunications services in China. We entered into a series of contractual arrangements with Shanghai Wanwuxinsheng and its shareholders through Shanghai Aihui, our wholly owned subsidiary in China. The contractual arrangements allow us to (i) exercise effective control over Shanghai Wanwuxinsheng and its subsidiaries, (ii) receive all economic benefits of Shanghai Wanwuxinsheng; and (iii) have an exclusive option to purchase all of the equity interests in Shanghai Wanwuxinsheng when and to the extent permitted by PRC laws and regulations. We also entered into a similar set of contractual arrangements with Shenzhen Lvchuang Network Technology Co. Ltd., or Shenzhen Lvchuang, through Shanghai Aihui. As a result of these contractual arrangements, we have become the primary beneficiary of Shanghai Wanwuxinsheng and Shenzhen Lvchuang, and we treat Shanghai Wanwuxinsheng and Shenzhen Lvchuang as our variable interest entities under U.S. GAAP. We have consolidated the financial results of Shenzhen Lvchuang, Shanghai Wanwuxinsheng and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Contractual arrangements with Shanghai Wanwuxinsheng

The following is a summary of the currently effective contractual arrangements by and among Shanghai Aihui, our wholly owned subsidiary in China, Shanghai Wanwuxinsheng, our variable interest entity, and the shareholders of Shanghai Wanwuxinsheng.

Agreements that provide us with effective control over Shanghai Wanwuxinsheng

Voting Proxy Agreement.    Pursuant to the voting proxy agreement dated August 31, 2012, among Shanghai Aihui, Shanghai Wanwuxinsheng and the shareholders of Shanghai Wanwuxinsheng, each of the shareholders of Shanghai Wanwuxinsheng will execute a power of attorney to irrevocably authorize Shanghai Aihui, or any person designated by Shanghai Aihui, to act as its attorney-in-fact to exercise all of his rights as a shareholder of Shanghai Wanwuxinsheng, including, but not limited to, the right to (i) propose, convene and attend shareholders’ meetings, (ii) exercise shareholders’ voting rights, including, but not limited to, making decision on the sale or transfer part or all of the equity interests of such shareholder, (iii) designate or elect the legal representative, directors, general manager and other senior management, and (v) sign resolutions and other documents related to the exercise of the above rights. Unless otherwise terminated by Shanghai Aihui, the voting proxy agreement will remain effective so long as Shanghai Wanwuxinsheng exists. Shanghai Wanwuxinsheng and the shareholders of Shanghai Wanwuxinsheng have no right to terminate this agreement under any circumstances.

Amended and Restated Powers of Attorney.    Pursuant to the amended and restated powers of attorney executed by each of the shareholders of Shanghai Wanwuxinsheng on March 12, 2021, each of the shareholders of Shanghai Wanwuxinsheng irrevocably authorize Shanghai Aihui to act on his behalf as the only exclusive agent and attorney to exercise all rights as the shareholders of Shanghai Wanwuxinsheng, including but not limited to, (i) making decisions as shareholders of Shanghai Wanwuxinsheng, (ii) exercising all rights under relevant PRC laws and the articles of association of Shanghai Wanwuxinsheng as the shareholders of Shanghai Wanwuxinsheng, (iii) handling the sale, transfer, pledge or disposal of the shareholder’s equity interests in Shanghai Wanwuxinsheng (in all or in part), including but not limited to signing all necessary equity transfer documents, other documents for disposing of the shareholder’s equity interests in Shanghai Wanwuxinsheng and handling all necessary procedures on behalf of the shareholder, (iv) in the name and on behalf of the shareholder, signing any resolutions and meeting minutes as a shareholder of Shanghai Wanwuxinsheng, (v) on behalf of the shareholder, nominating, electing, designating, appointing and removing the legal representative, directors, supervisors, general manager, chief financial officer and other senior management personnel of Shanghai Wanwuxinsheng, (vi) approving the amendment of the articles of association of Shanghai Wanwuxinsheng, and (vii) other matters agreed in the voting proxy agreement, if any. Without the written consent of Shanghai Aihui, the shareholders of Shanghai Wanwuxinsheng have no right to increase or decrease, transfer, pledge, re-pledge, or otherwise dispose of or change the shareholders’ equity interests in Shanghai Wanwuxinsheng.

Spousal Consent Letters.    Pursuant to the spousal consent letters executed by the spouses of the shareholders of Shanghai Wanwuxinsheng on March 12, 2021, the signing spouses undertake they will not assert any rights with respect to the equity interests held by the shareholders of Shanghai Wanwuxinsheng, and that they will sign any necessary documents and take any necessary actions to ensure the proper performance and implementation of the voting proxy agreement, powers of attorney, the third amended and restated share pledge agreement, and the third amended and restated option purchase agreements, all of which may be amended or restated from time to time. The signing spouses also undertake that in the event that they obtain any equity interest in Shanghai Wanwuxinsheng from their respective spouse for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

Third Amended and Restated Share Pledge Agreement.    Shanghai Aihui and the shareholders of Shanghai Wanwuxinsheng entered into the third amended and restated share pledge agreement on December 7, 2020. Pursuant to this agreement, shareholders of Shanghai Wanwuxinsheng have agreed to pledge all of their respective equity interests in Shanghai Wanwuxinsheng to Shanghai Aihui to guarantee the performance of obligations by Shanghai Wanwuxinsheng and its shareholders under the exclusive technology consulting and management service agreement, the business operation agreement, the voting proxy agreement, the amended and restated powers of attorney and the third amended and restated option purchase agreements. In the event of a breach by Shanghai Wanwuxinsheng or its shareholders of their contractual obligations under those agreements, Shanghai Aihui, as pledgee, will have the right to dispose of the pledged equity interests in Shanghai Wanwuxinsheng and get compensated from the proceeds of such disposal. The shareholders of Shanghai Wanwuxinsheng also undertake that, during the term of the third amended and restated share pledge agreement, unless otherwise approved by Shanghai Aihui in writing, they will not transfer or otherwise dispose of the pledged equity interests, create or allow any other encumbrance on the pledged equity interests or change or allow the change of the pledged equity interests that may decrease the value of the pledged equity interests. The third amended and restated share pledge agreement will remain effective until the exclusive technology consulting and management service agreement, the business operation agreement, the voting proxy agreement, the amended and restated powers of attorney and the third amended and restated option purchase agreements are terminated and Shanghai Wanwuxinsheng and the shareholders of Shanghai Wanwuxinsheng discharge all their contractual obligations under these agreements. All such equity pledges have been registered with the local branch of the SAMR in accordance with PRC laws to perfect their respective equity pledges.

Agreement that allows us to receive economic benefits of Shanghai Wanwuxinsheng

Exclusive Technology Consulting and Management Service Agreement.    Shanghai Aihui and Shanghai Wanwuxinsheng entered into (i) an exclusive technology consulting and management service agreement on August 31, 2012, or Exclusive Service Agreement, and (ii) the fifth supplemental agreement to the exclusive technology consulting and management service agreement on March 12, 2021, or the Fifth Supplemental Agreement, which supplements the exclusive technology consulting and management service agreement dated August 31, 2012 and replaces all previous supplemental agreements. Pursuant to the Exclusive Service Agreement and the Fifth Supplemental Agreement, Shanghai Aihui has the exclusive right to provide Shanghai Wanwuxinsheng with technical consulting and management services including, among other things, software development and maintenance, internet technical support, database and network security services and other technical consulting and services. Without Shanghai Aihui’s prior written consent, Shanghai Wanwuxinsheng is not allowed to accept any technical consulting and management services from any third party during the term of the Exclusive Service Agreement. Shanghai Aihui has the exclusive ownership and rights to all the intellectual property rights created as a result of the performance of the Exclusive Service Agreement. Shanghai Wanwuxinsheng agrees to pay Shanghai Aihui an amount determined based on the services provided, the development and operating conditions of Shanghai Wanwuxinsheng, and shall equal to all pre-tax income of Shanghai Wanwuxinsheng. The Exclusive Service Agreement will remain effective for ten years and is renewable. Shanghai Aihui can terminate the Exclusive Service Agreement at any time by giving a 30-day prior written termination notice to Shanghai Wanwuxinsheng, while Shanghai Wanwuxinsheng shall not terminate the Exclusive Service Agreement within the effective period such agreement.

Business Operation Agreement.    Shanghai Aihui, Shanghai Wanwuxinsheng and the shareholders of Shanghai Wanwuxinsheng entered into a business operation agreement on August 31, 2012. Pursuant to the agreement, the shareholders of Shanghai Wanwuxinsheng covenant that, unless approved by Shanghai Aihui in writing in advance, Shanghai Wanwuxinsheng will not conduct any transactions that may materially or adversely affect its assets, business, personnel, obligations, rights or company operations, including, without limitation, carrying out any activities beyond the normal business scope of Shanghai Wanwuxinsheng; borrowing any loan from any third party or assuming any debt; changing or dismissing any director or officer, selling to or acquiring from any third party any assets or rights, including, without limitation, intellectual property rights; providing any form of collaterals on top of its assets or intellectual property or creating any encumbrance on the assets of Shanghai Wanwuxinsheng; modifying the articles of association or business scope of Shanghai Wanwuxinsheng; changing normal business procedures or amending any important internal policies and procedures; assigning the rights and obligations under this agreement to any third party. Shanghai Wanwuxinsheng and the shareholders of Shanghai Wanwuxinsheng also undertake to strictly follow the guidance of Shanghai Aihui in recruitment and dismissal of employees, daily operations and financial management system of Shanghai Wanwuxinsheng. Shanghai Wanwuxinsheng and the shareholders of Shanghai Wanwuxinsheng further undertake to appoint directors, general manager, finance director and other senior management designated by Shanghai Aihui and ensure the chairman designated by Shanghai Aihui be appointed chairman of Shanghai Wanwuxinsheng. The shareholders of Shanghai Wanwuxinsheng also agree that any dividends or other interests or benefits received by them as the shareholders of Shanghai Wanwuxinsheng will be transferred to Shanghai Aihui unconditionally. The business operation agreement will remain effective for an initial ten years unless terminated by Shanghai Aihui in advance. Before the expiration of this agreement, upon request by Shanghai Aihui, this agreement shall be renewed or replaced by a new business operation agreement.

Agreement that provides us with an exclusive option to purchase the equity interest in Shanghai Wanwuxinsheng

Third Amended and Restated Option Purchase Agreements.    Shanghai Aihui entered into the third amended and restated option purchase agreement with each of the two shareholders of Shanghai Wanwuxinsheng on December 7, 2020. Pursuant to the agreements, each of the shareholders of Shanghai Wanwuxinsheng irrevocably grant Shanghai Aihui an exclusive option to purchase, or have its designated person to purchase, at its discretion, all or part of the equity interests currently held and may in the future be held by such shareholders in Shanghai Wanwuxinsheng. Shanghai Aihui or its designated person may exercise such options at the lowest price permitted under applicable PRC laws if there is any statutory requirement about the consideration under PRC laws. Each of the shareholders of Shanghai Wanwuxinsheng agree that there is no limit to the number of times that Shanghai Aihui can exercise the rights above and Shanghai Aihui can exercise such right at any time. Each of the shareholders of Shanghai Wanwuxinsheng undertakes that, before all of the equity interests of Shanghai Wanwuxinsheng are acquired by Shanghai Aihui through exercising the option, unless otherwise agreed by Shanghai Aihui in writing, Shanghai Wanwuxinsheng will not engage in certain actions, such as (i) selling, transferring, pledging, or otherwise disposing of or creating any encumbrance on the assets, business or income of Shanghai Wanwuxinsheng, (ii) entering into any transaction that will substantially affect the assets, obligations, operations, equity and other rights of Shanghai Wanwuxinsheng, (iii) distributing dividends to shareholders in any form, (iv) inheriting, providing guarantee or incurring any debt (except those in the ordinary course of business (other than incurred by loan) or disclosed to and consented by Shanghai Aihui), (v) entering into any material contract with a value of more than RMB100,000 (except those in the ordinary course of business), and (vi) merge with or acquire any other entities or make any investments in other entities. The option purchase agreements will remain effective until all of the equity interests of Shanghai Wanwuxinsheng held by the shareholders of Shanghai Wanwuxinsheng are acquired by Shanghai Aihui in a manner permitted under applicable PRC laws.

Contractual arrangements with Shenzhen Lvchuang

We entered into a set of contractual arrangements with Shenzhen Lvchuang through Shanghai Aihui. The contractual arrangements consist of (i) the exclusive business cooperation agreement between Shanghai Aihui and Shenzhen Lvchuang dated June 19, 2019, (ii) the share pledge agreement among Shanghai Aihui, Shenzhen Lvchuang and the shareholder of Shenzhen Lvchuang dated June 19, 2019, (iii) the exclusive option purchase agreement among Shanghai Aihui, Shenzhen Lvchuang and the shareholder of Shenzhen Lvchuang dated June 19, 2019, (iv) the power of attorney executed by the shareholder of Shenzhen Lvchuang on June 19, 2019, and (v) the spousal consent letter executed by the spouse of the shareholder of Shenzhen Lvchuang on June 19, 2019. The content of our contractual arrangements with Shenzhen Lvchuang is substantially similar to that of our contractual arrangements with Shanghai Wanwuxinsheng.

In the opinion of Han Kun Law Offices, our PRC counsel:

•	the ownership structures of our WFOE and VIEs, currently and immediately after giving effect to this offering, are in compliance with PRC laws and regulations currently in effect; and

•

the contractual arrangements among our WFOE, our VIEs and the shareholders of our VIEs, currently and immediately after giving effect to this offering, are valid, binding and enforceable under PRC laws and regulations, and do not and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, rules and policies. The PRC regulatory authorities may take a view that is contrary to the opinion of our PRC counsel. It is also uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our variable interest entity is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our businesses in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”, “Risk Factors—Risks Relating to Our Corporate Structure—Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law” and “Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheets data as of December 31, 2018, 2019 and 2020, and selected consolidated statements of cash flows data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of operations and comprehensive loss data for the three months ended March 31, 2020 and 2021, selected consolidated balance sheet data as of March 31, 2021, and selected consolidated statements of cash flows data for the three months ended March 31, 2020 and 2021 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and results of operations for the periods presented. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2018, 2019 and 2020 and the three months ended March 31, 2020 and 2021:

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2018		2019		2020			2020		2021
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share numbers and per share data)
Net revenues
Net product revenues	3,249,923	99.6	3,730,206	94.9	4,244,023	647,764	87.4	606,103	87.6	1,310,547	200,029	86.5
Net service revenues	11,597	0.4	201,652	5.1	614,176	93,742	12.6	86,109	12.4	203,884	31,119	13.5

Total net revenues	3,261,520	100.0	3,931,858	100.0	4,858,199	741,506	100.0	692,212	100.0	1,514,431	231,148	100.0
Operating expenses
Merchandise costs	(2,801,433)	(85.9)	(3,176,401)	(80.8)	(3,610,434)	(551,060)	(74.3)	(500,800)	(72.3)	(1,095,696)	(167,236)	(72.4)
Fulfillment expenses	(353,969)	(10.8)	(658,149)	(16.7)	(666,317)	(101,700)	(13.7)	(157,954)	(22.8)	(223,019)	(34,039)	(14.7)
Selling and marketing expenses	(237,562)	(7.3)	(566,792)	(14.4)	(740,542)	(113,029)	(15.2)	(144,150)	(20.8)	(222,580)	(33,972)	(14.7)
General and administrative expenses	(80,959)	(2.5)	(140,874)	(3.6)	(177,542)	(27,098)	(3.7)	(53,900)	(7.8)	(29,408)	(4,489)	(1.9)
Technology and content expenses	(65,759)	(2.0)	(142,858)	(3.7)	(151,536)	(23,129)	(3.1)	(40,165)	(5.8)	(55,499)	(8,471)	(3.7)

Total operating expense	(3,539,682)	(108.5)	(4,685,074)	(119.2)	(5,346,371)	(816,016)	(110.0)	(896,969)	(129.6)	(1,626,202)	(248,207)	(107.4)
Other operating income	21,701	0.6	21,410	0.6	29,395	4,487	0.6	5,811	0.8	361	55	0.0

Loss from operations	(256,461)	(7.9)	(731,806)	(18.6)	(458,777)	(70,023)	(9.4)	(198,946)	(28.7)	(111,410)	(17,004)	(7.4)
Interest expense	(6,536)	(0.2)	(12,397)	(0.3)	(21,090)	(3,219)	(0.5)	(3,535)	(0.5)	(6,552)	(1,000)	(0.4)
Interest income	8,273	0.3	7,813	0.2	9,321	1,423	0.2	1,910	0.3	3,420	522	0.2
Fair value change in warrant liabilities	23,781	0.7	—	—	—	—	—	—	—	—	—	—

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2018		2019		2020			2020		2021
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share numbers and per share data)
Other income (loss), net	21,579	0.7	3,581	0.1	(39,866)	(6,085)	(0.8)	6,559	0.9	914	140	0.1

Loss before taxes	(209,364)	(6.4)	(732,809)	(18.6)	(510,412)	(77,904)	(10.5)	(194,012)	(28.0)	(113,628)	(17,342)	(7.5)
Income tax benefits	1,922	0.0	30,120	0.8	47,320	7,222	1.0	12,028	1.7	19,459	2,970	1.3
Share of loss in equity method investments	(499)	0.0	(2,199)	(0.1)	(7,526)	(1,149)	(0.2)	(4,281)	(0.6)	(612)	(93)	(0.0)

Net loss	(207,941)	(6.4)	(704,888)	(17.9)	(470,618)	(71,831)	(9.7)	(186,265)	26.9	(94,781)	(14,465)	(6.3)

Net loss per share attributable to ordinary shareholders:
Basic	(55.98)		(84.27)		(94.51)	(14.43)		(27.28)		(32.13)	(4.90)
Diluted	(55.98)		(84.27)		(94.51)	(14.43)		(27.28)		(32.13)	(4.90)
Weighted average number of shares used in calculating net loss per ordinary share
Basic	19,405,981		18,782,620		18,782,620	18,782,620		18,782,620		18,782,620	18,782,620
Diluted	19,405,981		18,782,620		18,782,620	18,782,620		18,782,620		18,782,620	18,782,620
Non-GAAP financial measures(1)
Adjusted loss from operations	(232,798)		(535,178)		(143,654)	(21,926)		(118,846)		(33,572)	(5,124)
Adjusted net loss	(209,981)		(538,380)		(202,815)	(30,956)		(118,193)		(36,402)	(5,555)

(1)	See “Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measures.”

The following table presents our selected consolidated balance sheet data as of December 31, 2018, 2019, 2020 and March 31, 2021:

	As of December 31,				As of March 31,
	2018	2019	2020		2021
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Cash and cash equivalents	665,560	410,783	918,076	140,126	657,218	100,311
Total current assets	1,059,530	1,094,908	1,874,638	286,126	1,871,923	285,711
Intangible assets, net	18,991	1,682,963	1,367,841	208,773	1,290,002	196,893
Goodwill	—	1,803,415	1,803,415	275,255	1,803,415	275,255
Total non-current assets	170,945	3,690,539	3,351,700	511,569	3,279,697	500,580
Total assets	1,230,475	4,785,447	5,226,338	797,695	5,151,620	786,291
Total current liabilities	590,702	755,093	1,183,539	180,643	1,079,737	164,800
Total non-current liabilities	3,466	389,280	374,584	57,173	344,656	52,605
Total liabilities	594,168	1,144,373	1,558,123	237,816	1,424,393	217,405
Mezzanine equity	2,492,056	7,080,078	8,879,894	1,355,337	9,542,589	1,456,484

The following table presents our selected consolidated statements of cash flows data for the years ended December 31, 2018, 2019 and 2020 and the three months ended March 31, 2020 and 2021:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2018	2019	2020		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(358,022)	(410,794)	(412,868)	(63,016)	(203,109)	(302,526)	(46,174)
Net cash (used in)/provided by investing activities	(109,267)	(304,349)	18,625	2,843	7,788	86,845	13,255
Net cash provided by/(used in) financing activities	904,022	455,751	929,962	141,940	86,977	(44,103)	(6,731)
Effect of foreign exchange rate changes on cash and cash equivalents	33,179	4,515	(28,426)	(4,339)	2,008	2,731	417
Net increase/(decrease) in cash, cash equivalents and restricted cash	469,912	(254,877)	507,293	77,428	(106,336)	(257,053)	(39,234)
Cash, cash equivalents and restricted cash at the beginning of the period	196,048	665,960	411,083	62,744	411,083	918,376	140,172
Cash, cash equivalents and restricted cash at the end of the period	665,960	411,083	918,376	140,172	304,747	661,323	100,938

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are the largest pre-owned consumer electronics transactions and services platform in China in terms of GMV for electronics and number of devices transacted by merchants and consumers, with a market share of 6.6% and 8.7% in terms of GMV for electronics and number of devices transacted, respectively, in 2020, according to the CIC Report. Our GMV for electronics and number of devices transacted on our platform for the year ended December 31, 2020 were both greater than the next five largest platforms combined, according to the CIC Report. Total GMV transacted on our platform was RMB19.6 billion and the number of consumer products transacted on our platform was over 23 million for the year ended December 31, 2020, representing year-over-year growth from the year ended December 31, 2019 of 60.7% and 48.4%, respectively. Total GMV transacted on our platform was RMB6.2 billion and the number of consumer products transacted on our platform was over 6.4 million for the three months ended March 31, 2021, representing period-over-period growth from the three months ended March 31, 2020 of 106.7% and 68.4%, respectively.

Our platform digitally integrates every step of the pre-owned consumer electronics value chain. We obtain supply of pre-owned consumer electronics, process pre-owned consumer electronics for resale using our proprietary inspection, grading, and pricing technologies in our centralized operations centers, and distribute the processed electronics to a variety of purchasers. We transact with consumers and small merchants at both the supply and demand sides of the value chain, ensuring that a diverse range of participants have access to our platform. Our end-to-end coverage of the value chain and diverse supply and demand combine with our quality and pricing benchmarks to standardize the industry in China.

We generate revenue from the sale of phones and other consumer electronics goods through our platform. We also charge commission fees to third-party merchants for participating in our online marketplace. Our net revenue increased by 20.6% from RMB3,261.5 million in 2018 to RMB3,931.9 million in 2019, and further by 23.6% to RMB4,858.2 million (US$741.5 million) in 2020. Our net revenue increased by 118.8% from RMB692.2 million in the three months ended March 31, 2020 to RMB1,514.4 million (US$231.1 million) in the same period of 2021. Our loss from operations was RMB256.5 million, RMB731.8 million, RMB458.8 million (US$70.0 million) and RMB111.4 million (US$17.0 million) in 2018, 2019, 2020 and the three months ended March 31, 2021, respectively. Our adjusted loss from operations, a non-GAAP financial measure, was RMB232.8 million, RMB535.2 million, RMB143.7 million (US$21.9 million) and RMB33.6 million (US$5.1 million) in 2018, 2019, 2020 and the three months ended March 31, 2021, respectively. We recorded net loss of RMB207.9 million, RMB704.9 million, RMB470.6 million (US$71.8 million) and RMB94.8 million (US$14.5 million) in 2018, 2019, 2020 and the three months ended March 31, 2021, respectively. Our adjusted net loss, a non-GAAP financial measure, was RMB210.0 million, RMB538.4 million, RMB202.8 million (US$31.0 million) and RMB36.4 million (US$5.6 million) in 2018, 2019, 2020 and the three months ended March 31, 2021, respectively. See “Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measures.”

Key Factors Affecting Our Results of Operations

Key factors affecting our results of operations include the following:

Our ability to increase the number of consumer products transacted

The number of consumer products transacted is one of the most important drivers for our GMV, which directly affects our revenue. In particular, we are the largest pre-owned consumer electronics transactions and services platform in China in terms of GMV for electronics and the number of devices transacted by merchants and consumers, with a market share of 6.6% and 8.7% in terms of GMV for electronics and the number of devices transacted, respectively, in 2020, according to the CIC Report. We believe we capture unparalleled supply and demand for pre-owned consumer electronics.

Our unique supply and demand flywheel helps attract an increasing number of buyers and sellers to us to transact pre-owned consumer products. We have an omni-channel procurement network to secure supply both online and offline. We are also a go-to destination to purchase pre-owned devices for consumers and merchants. We fulfil significant demand from small merchants and consumers nationwide through PJT Marketplace and Paipai Marketplace, respectively.

We believe we are able to continue increasing the number of consumer products transacted through the strong value propositions provided by us. We have made pre-owned transactions and services more user-friendly, efficient, transparent, secure, and environmentally friendly.

Our ability to effectively control supply of pre-owned consumer electronic devices

Our ability to control the supply of pre-owned consumer electronic devices is our key competitive advantage in the industry. Our fully integrated online-offline sourcing network combined with our strategic partnerships with JD Group, major phone brands and retailers ensure that we are able to effectively source the supply to consistently meet the demand of buyers coming to us.

We source supply from our website, mobile app, mobile mini programs, AHS stores and self-service kiosks with broad coverage from top-tier to lower-tier cities. The omni-channel procurement network allows us to quickly secure supply of consumer electronics and scale up our business. In 2020 and for the three months ended March 31, 2021, we had 23.6 million and 6.4 million consumer products transacted, respectively. Our leading sourcing network together with our in depth know-how of the industry bring more demand to us.

We are expanding our sources of supply through more AHS stores, deeper collaboration with JD Group, increased penetration of authorized distribution channels from brands, as well as more merchant empowerment services. We will further expand our offline network of stores and self-service kiosks and increase our penetration into lower-tier cities across China. We aim to further our relationships with key partners, including JD Group, to continuously vitalize and grow the supply of goods.

We also facilitate the sale of pre-owned devices from merchants directly to consumers or other merchants through our open marketplaces, Paipai Marketplace and PJT Marketplace. Paipai Marketplace and PJT Marketplace empower small merchants and consumers by providing them with proprietary technologies that enable the trade-in of devices. We believe we are well positioned to capitalize on the secular tailwind of consumers’ increasing willingness to trade in pre-owned devices and greater transaction activities from merchants.

Our ability to effectively distribute pre-owned consumer electronic devices

Our ability to effectively distribute pre-owned consumer electronic devices sourced from both AHS channels and third-party channels directly affects our revenue.

We have an effective distribution strategy for our own inventory based on increasingly automated inspection, grading and pricing, as well as accurate targeting of buyers. We sell high unit price products to consumers through Paipai Marketplace and mid-to-low unit price products to merchants and retailers through PJT Marketplace.

We also effectively distribute supplies from third-party transactions through our advanced auction and bidding infrastructure. We use a blind auction model through which participants can only access the information of the device for sale but cannot view information of the seller and other bidders or the bidding prices of other participating bidders. Our highly efficient auction and bidding model has significantly improved bidding efficiency and provides merchants with faster turnaround. Our processing time of inspection, grading and pricing for each device before shipping takes approximately three days, while that of competitors takes up to ten days or longer, according to the CIC Report.

Our ability to monetize self-operated and third-party transactions on our online marketplaces

The monetization level from both our self-operated and third-party transactions on our PJT Marketplace and Paipai Marketplace directly affects our revenue. We generate net product revenue from self-operated transactions, and net service revenue from third-party transactions on our online marketplaces.

We sell our own inventory with a markup irrespective of conditions of the device, thanks to our advanced pricing mechanism that sets the industry standard. We also improve monetization from our AHS stores by providing more complementary services such as instant repair and insurance.

For third-party transactions, we believe there are opportunities to improve our commission rate as we continue to scale, further diversify the categories of devices and other consumer goods transacted, and monetize more services that are currently delivered to sellers and buyers for free, such as supply chain, smart security, digital storefront and marketing campaigns. Moreover, we expect net service revenues to account for an increasing percentage of total net revenues because we expect a higher increase in terms of GMV for online marketplaces.

Additionally, we expect a higher percentage of pre-owned devices will be transacted on our online marketplaces using our operation centers, or through our consignment model, from which we can charge higher commission than the POP model where the transacted devices do not go through our operation centers.

Our ability to leverage technology in our operations

Technology is at the core of our company and drives every aspect of our operations. Our proprietary technologies are key to achieving low turnaround time, efficient operation and quality customer service. Our revolutionary infrastructure provides end-to-end coverage of the value chain and standardizes the inspection, grading, and pricing process. Technology infrastructure at our operation centers supports our growth through automation and data insights, enabling efficient inspection, grading and pricing of devices at scale.

Automation reduces manual processes in our operation centers, hence reducing the cost of running these centers. We have developed a proprietary automated inspection, grading and pricing system utilized by our operation centers. Our operation centers are able to assign quality grading to pre-owned devices on scale significantly faster and cheaper than manual inspection. As a result, we achieve superior efficiency and accuracy for our inspection, grading and pricing process. As of March 31, 2021, we operated 7 centralized operation centers, including a fully automated center in Changzhou and 23 city-level operation stations equipped with proprietary data-driven processing technologies.

Big data and artificial intelligence enable us to optimize our pricing strategies and ensure efficient day-to-day operation of our AHS stores. By analyzing thousands of phone models, millions of transactions, and the purchasing behavior of millions of consumers and small merchants, we provide benchmarks for quality and pricing in the industry. Our data capabilities allow us to capture key in-store foot prints to optimize store management and provide standardized customer service offerings, which greatly improve the operation efficiencies of our AHS stores.

Technology permeates every aspect of our operations. We will continue to invest in technology to further scale our platform.

Our ability to control costs and expenses and enhance operational efficiency

Our results of operations are affected by our ability to control our operating costs and expenses. Our costs and expenses consist of merchandise costs, fulfillment expenses, selling and marketing expenses, technology and content expenses, and general and administrative expenses. We expect our costs and expenses to continue to increase as we grow the number of consumer products transacted. To ensure the scaling of our business is carried out in an efficient and cost-effective manner, we have strengthened our strategic relationship with JD Group to benefit from its large and active consumer traffic at a reasonable cost. We will also further optimize fulfillment costs through more efficient management of warehousing and logistics.

We believe our scale, coupled with the flywheel effect of our platform, will allow us to benefit more from substantial economies of scale and improve operational efficiency.

Key Operating Metrics

We evaluate the number of devices transacted and GMV as key metrics affecting our results of operations.

Number of consumer products transacted.    Our number of consumer products transacted calculates the number of consumer products distributed to merchants and consumers through transactions on our PJT Marketplace, Paipai Marketplace and other channels we operate in a given period, prior to returns and cancellations, excluding the number of consumer products collected through AHS Recycle. A single consumer product may be counted more than once according to the number of times it is transacted on our PJT Marketplace, Paipai Marketplace and other channels we operate through the distribution process to end consumer. We track the number of consumer products transacted to measure our sourcing capabilities and our ability to distribute pre-owned consumer products.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2018	2019	2020	2020	2021
Number of consumer products transacted (in million)	6.9	15.9	23.6	3.8	6.4

GMV.    We define GMV as the total dollar value of goods distributed to merchants and consumers through transactions on our PJT Marketplace, Paipai Marketplace and other channels we operate in a given period for which payments have been made, prior to returns and cancellations, excluding shipping cost but including sales tax. Total GMV consists of GMV for product sales and GMV for online marketplaces. GMV for product sales measures the GMV from our sales of phones and other consumer electronics goods through our PJT Marketplace, Paipai Marketplace and other channels we operate. GMV for online marketplaces measures the GMV from third-party merchants and/or consumers participating in our PJT Marketplace and Paipai Marketplace. GMV is a measure of the total economic value generated by our business, and an indicator of our scale.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2018	2019	2020	2020	2021
Total GMV (in billions of RMB)	5.7	12.2	19.6	3.0	6.2
GMV for product sales	3.3	3.9	4.6	0.6	1.4
GMV for online marketplaces	2.4	8.3	15.0	2.4	4.8

Certain components of the product sales GMV arise from ancillary operations that we consider as non-core to our business and from which we will strategically shift away in the future. These non-core operations include promotional sales through PJT marketplace and other channels we operate, which are unrelated to our core operations. GMV generated from these non-core operations was RMB697.7 million, RMB545.6 million and RMB153.6 million in 2018, 2019 and 2020, respectively, and was RMB56.8 million and RMB12.9 million for the three months ended March 31, 2020 and March 31, 2021, respectively.

Impact of COVID-19

The outbreak of COVID-19 has severely impacted China and the rest of the world. Our business and financial performance have also been adversely affected as a result. In an effort to contain the spread of COVID-19, many countries, including China, have taken precautionary measures, such as imposing travel restrictions, quarantining individuals infected with or suspected of having COVID-19, encouraging employees of enterprises to work remotely, and cancelling public activities, among others.

In order to protect the health and well-being of our employees and consumers, we and our AHS store partners started to temporarily close offline AHS stores in China in late January 2020 and reduced operating hours at offline AHS stores that remained open. We also closed our headquarters and offices and made remote working arrangements. The unplanned store closures resulted in peak closures of a vast majority of offline AHS stores in China in early February 2020. Since that time, the vast majority of offline AHS stores and our headquarters and offices have been reopened in a disciplined manner. By the end of March 31, 2020, all offline AHS stores in China had reopened and operated under normal business hours. Due to such store closures, our operating results in the first quarter of 2020 was negatively affected. The store closure also negatively affected the expansion of our AHS store network. In the first half of 2020, we experienced a decrease in the number of offline AHS stores in China. Our GMV for product sales for the first quarter of 2020 was adversely affected by the temporary closure of offline AHS stores, which negatively affected our collection of pre-owned consumer electronics through offline AHS stores. GMV for product sales decreased from RMB831.5 million in the first quarter of 2019 to RMB625.0 million in the first quarter of 2020. In addition, our inventory level was also negatively affected by such store closures. See “—If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected” for more information. Besides, we also temporarily closed our regional operation centers in early 2020 due to COVID-19 outbreak. See “—We are subject to certain risks relating to third-party logistics services and our operation centers” for more information.

Although COVID-19 has been successfully contained in China, COVID-19 remains a global pandemic and different variants of coronavirus have also emerged in different locations around the world. As the COVID-19 pandemic continues to rapidly evolve and there is great uncertainty as to the future progress of the disease, we cannot anticipate with any certainty the length or severity of the effects of COVID-19. Our business operations, results of operations and financial condition could be further adversely affected if a wide spread of COVID-19 happens again in the locations where we or our business partners have business operations.

Key Components of Results of Operations

Net revenues

We generate net revenues from product sales and services we provide through our online marketplaces, including PJT Marketplace and Paipai Marketplace, and other channels we operate. The following table sets forth the breakdown of our net revenues by amounts and percentages of net revenues for the periods presented:

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2018		2019		2020			2020		2021
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Net product revenues	3,249,923	99.6	3,730,206	94.9	4,244,023	647,764	87.4	606,103	87.6	1,310,547	200,029	86.5
Net service revenues	11,597	0.4	201,652	5.1	614,176	93,742	12.6	86,109	12.4	203,884	31,119	13.5

Total net revenues	3,261,520	100.0	3,931,858	100.0	4,858,199	741,506	100.0	692,212	100.0	1,514,431	231,147	100.0

Net product revenues.    We generate revenue from our sale of phones and other consumer electronics goods through our PJT Marketplace, Paipai Marketplace and offline AHS Stores. We procure pre-owned phones and other consumer electronics from consumers, small merchants, consumer electronic brands, e-commerce platforms and retailers through our online and offline channels. We then process the pre-owned consumer electronics using our proprietary inspection, grading, and pricing technologies and sell them at a higher price suggested by our pricing mechanism. We also give our buyers the option to trade in their pre-owned devices for new ones. Revenue generated from non-core operations was RMB671.9 million, RMB524.4 million and RMB149.1 million in 2018, 2019 and 2020, respectively, and was RMB55.1 million and RMB12.5 million for the three months ended March 31, 2020 and March 31, 2021 respectively.

Net service revenues.    We charge commission fees to merchants and/or customers for transacting in our online marketplaces. For PJT Marketplace, we charge both the merchants and buyers a commission fee that ranges from a total of approximately 4% to 5% of the executed transaction price. The commission fee charged to the merchants is determined as a percentage based on the executed transaction price, and the commission fee charged to buyers is determined as a negotiated tiered amount. For Paipai Marketplace, commission fees are charged to merchants only, determined as a percentage based on the executed transaction price. For certain merchants who sell products on our online marketplaces, we enter into contractual agreements with these merchants for a fixed monthly marketplace management fee in addition to the commission fees charged for each transaction.

We expect both our net product revenues and our net service revenues to continue to increase in the foreseeable future as we continue to rapidly expand our business. We expect net service revenues to account for an increasing percentage of total net revenues as we expect a higher increase in terms of GMV for online marketplaces.

Operating Expenses

Our operating expenses consist of merchandise costs, fulfillment expenses, selling and marketing expenses, general and administrative expenses and technology and content expenses. The following table sets forth the breakdown of our operating costs and expenses, in amounts and as percentages of total net revenues for each of the periods presented:

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2018		2019		2020			2020		2021
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Merchandise costs	2,801,433	85.9	3,176,401	80.8	3,610,434	551,060	74.3	500,800	72.3	1,095,696	167,236	72.4
Fulfillment expenses	353,969	10.8	658,149	16.7	666,317	101,700	13.7	157,954	22.8	223,019	34,039	14.7
Selling and marketing expenses	237,562	7.3	566,792	14.4	740,542	113,029	15.2	144,150	20.8	222,580	33,972	14.7
General and administrative expenses	80,959	2.5	140,874	3.6	177,542	27,098	3.7	53,900	7.8	29,408	4,489	1.9
Technology and content expenses	65,759	2.0	142,858	3.7	151,536	23,129	3.1	40,165	5.8	55,499	8,471	3.7

Total operating costs and expenses	3,539,682	108.5	4,685,074	119.2	5,346,371	816,016	110.0	896,969	129.6	1,626,202	248,207	107.4

Merchandise costs.    Merchandise costs primarily consist of cost of acquired products mainly through AHS Recycle and inbound shipping charges for our product sales. We expect our merchandise costs to continue to grow in line with growth in revenue from product sales. Merchandise costs from non-core operations were RMB659.9 million, RMB509.6 million and RMB130.5 million in 2018, 2019 and 2020, respectively, and were RMB49.0 million and RMB9.4 million for the three months ended March 31, 2020 and March 31, 2021 respectively.

Fulfillment expenses.    Fulfillment expenses consist primarily of expenses incurred in operating our platform, centralized operation centers, operation stations, offline AHS stores and warehousing operations, such as personnel expenses attributable to purchasing, receiving, inspecting and grading, packaging and preparing customer orders for shipment, as well as outbound shipping charges.

Selling and marketing expenses.    Selling and marketing expenses consist primarily of amortization of intangible assets purchased in the acquisition of Paipai Marketplace, platform promotion expenses, channel commissions, advertising expenses, and payroll and related expenses for personnel involved in marketing and business development activities.

The amortization of intangible assets primarily represents amortization of the business cooperation agreement, non-compete commitment, and brand names arising from the acquisition of Paipai Marketplace. We recorded such amortization expenses of RMB23.7 million, RMB193.2 million, RMB308.8 million and RMB76.3 million for 2018, 2019, 2020 and the three months ended March 31, 2021, respectively.

We offer incentives such as promotion coupons to consumers on Paipai Marketplace, and such incentive expenses are recorded as selling and marketing expenses because they serve to promote our Paipai Marketplace. Such incentive expenses amounted to RMB19.3 million, RMB61.4 million and RMB12.5 million for 2019, 2020 and the three months ended March 31, 2021, respectively. As the amounts of consumer incentives largely depend on our business decisions and market conditions, our past practices may not be indicative of future trend. Channel commissions consist of commission paid to sales channel providers and collection channel providers. It amounted to RMB14.4 million, RMB78.4 million, RMB143.4 million and RMB42.6 million for 2018, 2019, 2020 and the three months ended March 31, 2021, respectively.

General and administrative expenses.    General and administrative expenses consist primarily of personnel related expenses for general corporate functions, including accounting, finance, tax, legal and human relations; costs associated with these functions including facilities and equipment depreciation expenses, rental and other general corporate related expenses. We expect that our general and administrative expenses will increase in absolute amounts in the foreseeable future, as we hire additional personnel and incur additional expenses related to the anticipated growth of our business and our operation as a public company after the completion of this offering.

Technology and content expenses.    Technology and content expenses consist primarily of payroll and related expenses for technology and content employees involved in designing, developing and maintaining technology platform, and improving artificial intelligence, big data and cloud technologies and services, and technology infrastructure costs. Technology infrastructure costs include equipment depreciation, data center costs and amortization of platform arising from acquisition of Paipai Marketplace. We expect our technology and content expenses to continue to increase as we plan to invest more resources to improve our technological capabilities.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong for the year of assessment 2017/2018. Commencing from the year of assessment 2018/2019, the first two million of profits in Hong Kong dollars earned by our subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to our company are not subject to any Hong Kong withholding tax.

PRC

Under the PRC Enterprise Income Tax Law, or the EIT Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. All of our PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries are subject to the statutory income tax rate of 25% except for Shanghai Wanwuxinsheng which obtained qualification as High and New Technologies Enterprises, or HNTE, in 2018 and was entitled to a preferential EIT rate of 15% from 2018 to 2020.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. If our holding company in the Cayman Islands or any of our subsidiaries outside of Mainland China were deemed to be a “resident enterprise” under the new EIT Law, we would be subject to enterprise income tax on our worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. We did not record any dividend withholding tax, as it has no retained earnings for the years ended December 31, 2018, 2019 and 2020 and for the three months ended March 31, 2021. See “Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our net revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2018		2019		2020			2020		2021
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Net product revenues	3,249,923	99.6	3,730,206	94.9	4,244,023	647,764	87.4	606,103	87.6	1,310,547	200,029	86.5
Net service revenues	11,597	0.4	201,652	5.1	614,176	93,742	12.6	86,109	12.4	203,884	31,119	13.5

Total net revenues	3,261,520	100.0	3,931,858	100.0	4,858,199	741,506	100.0	692,212	100.0	1,514,431	231,148	100.0
Operating expenses
Merchandise costs	(2,801,433)	(85.9)	(3,176,401)	(80.8)	(3,610,434)	(551,060)	(74.3)	(500,800)	(72.3)	(1,095,696)	(167,236)	(72.4)
Fulfillment expenses	(353,969)	(10.8)	(658,149)	(16.7)	(666,317)	(101,700)	(13.7)	(157,954)	(22.8)	(223,019)	(34,039)	(14.7)
Selling and marketing expenses	(237,562)	(7.3)	(566,792)	(14.4)	(740,542)	(113,029)	(15.2)	(144,150)	(20.8)	(222,580)	(33,972)	(14.7)
General and administrative expenses	(80,959)	(2.5)	(140,874)	(3.6)	(177,542)	(27,098)	(3.7)	(53,900)	(7.8)	(29,408)	(4,489)	(1.9)
Technology and content expenses	(65,759)	(2.0)	(142,858)	(3.7)	(151,536)	(23,129)	(3.1)	(40,165)	(5.8)	(55,499)	(8,471)	(3.7)

Total operating expense	(3,539,682)	(108.5)	(4,685,074)	(119.2)	(5,346,371)	(816,016)	(110.0)	(896,969)	(129.6)	(1,626,202)	(248,207)	(107.4)
Other operating income	21,701	0.6	21,410	0.6	29,395	4,487	0.6	5,811	0.8	361	55	0.0

Loss from operations	(256,461)	(7.9)	(731,806)	(18.6)	(458,777)	(70,023)	(9.4)	(198,946)	(28.7)	(111,410)	(17,004)	(7.4)
Interest expense	(6,536)	(0.2)	(12,397)	(0.3)	(21,090)	(3,219)	(0.5)	(3,535)	(0.5)	(6,552)	(1,000)	(0.4)
Interest income	8,273	0.3	7,813	0.2	9,321	1,423	0.2	1,910	0.3	3,420	522	0.2
Fair value change in warrant liabilities	23,781	0.7	—	—	—	—	—	—	—	—	—	—
Other income (loss), net	21,579	0.7	3,581	0.1	(39,866)	(6,085)	(0.8)	6,559	0.9	914	140	0.1

Loss before taxes	(209,364)	(6.4)	(732,809)	(18.6)	(510,412)	(77,904)	(10.5)	(194,012)	(28.0)	(113,628)	(17,342)	(7.5)
Income tax benefits	1,922	0.0	30,120	0.8	47,320	7,222	1.0	12,028	1.7	19,459	2,970	1.3
Share of loss in equity method investments	(499)	0.0	(2,199)	(0.1)	(7,526)	(1,149)	(0.2)	(4,281)	(0.6)	(612)	(93)	(0.0)

Net loss	(207,941)	(6.4)	(704,888)	(17.9)	(470,618)	(71,831)	(9.7)	(186,265)	(26.9)	(94,781)	(14,465)	(6.3)

Non-GAAP financial measures(1)
Adjusted loss from operations	(232,798)		(535,178)		(143,654)	(21,926)		(118,846)		(33,572)	(5,124)
Adjusted net loss	(209,981)		(538,380)		(202,815)	(30,956)		(118,193)		(36,402)	(5,555)

(1)	See “Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measures.”

Three months ended March 31, 2021 compared to three months ended March 31, 2020

Net revenues

Our net revenues, which consisted of net product revenues and net service revenues, increased by 118.8% from RMB692.2 million in the three months ended March 31, 2020 to RMB1,514.4 million (US$231.1 million) in the three months ended March 31, 2021. This increase was primarily due to a RMB704.4 million increase in our net product revenues and a RMB117.8 million increase in our net service revenues. Our GMV has grown rapidly by 106.7% from RMB3.0 billion in the three months ended March 31, 2020 to RMB6.2 billion (US$0.9 billion) in the three months ended March 31, 2021.

The number of consumer products transacted increased by 68.4% from 3.8 million in the three months ended March 31, 2020 to 6.4 million in the three months ended March 31, 2021.

•

Net product revenues. Our net product revenues increased by 116.2% from RMB606.1 million in the three months ended March 31, 2020 to RMB1,310.5 million (US$200.0 million) in the three months ended March 31, 2021. This increase was attributable to an increase in the sales of pre-owned consumer electronics through PJT Marketplace as our business on PJT Marketplace recovered from the COVID-19 pandemic in the first quarter of 2021, and an increase in our sales on Paipai Marketplace and our offline trade-in channels. Our GMV for product sales has grown rapidly by 133.3% from RMB0.6 billion in the three months ended March 31, 2020 to RMB1.4 billion (US$0.2 billion) in the three months ended March 31, 2021.

•

Net service revenues. Our net service revenues increased by 136.8% from RMB86.1 million in the three months ended March 31, 2020 to RMB203.9 million (US$31.2 million) in the three months ended March 31, 2021. This increase was attributable to an increase in transaction volume on PJT Marketplace and Paipai Marketplace and a change in our commission fee strategy. Our GMV for online marketplaces has grown rapidly by 100.0% from RMB2.4 billion in the three months ended March 31, 2020 to RMB4.8 billion (US$0.7 billion) in the three months ended March 31, 2021.

Merchandise costs

Our merchandise costs increased by 118.8% from RMB500.8 million in the three months ended March 31, 2020 to RMB1,095.7 million (US$167.2 million) in the three months ended March 31, 2021, primarily attributable to the growth of our product sales, indicated by the growth of GMV for products sales from RMB0.6 billion in the three months ended March 31, 2020 to RMB1.4 billion (US$0.2 billion) in the three months ended March 31, 2021.

Fulfillment expenses

Our fulfillment expenses increased by 41.2% from RMB158.0 million in the three months ended March 31, 2020 to RMB223.0 million (US$34.0 million) in the three months ended March 31, 2021, which was mainly due to an increase in personnel related expenses from RMB91.8 million in the three months ended March 31, 2020 to RMB126.3 million (US$19.3 million) in the three months ended March 31, 2021 as (i) the temporary exemption from social insurance contribution we benefited from in 2020 due to the COVID-19 outbreak was no longer in place in 2021, and (ii) we paid an incentive bonus to employees in the three months ended March 31, 2021. The increase in fulfillment expenses was also driven by an increase in logistics expenses from RMB14.7 million in the three months ended March 31, 2020 to RMB36.3 million (US$5.5 million) in the three months ended March 31, 2021, which were in line with the increase in sales of pre-owned consumer electronics.

Selling and marketing expenses

Our selling and marketing expenses increased by 54.4% from RMB144.2 million in the three months ended March 31, 2020 to RMB222.6 million (US$34.0 million) in the three months ended March 31, 2021, primarily due to (i) an increase in promotion expenses from RMB10.0 million in the three months ended March 31, 2020 to RMB49.3 million (US$7.5 million) in the three months ended March 31, 2021; (ii) an increase in sales commissions paid to JD Group in connection with traffic acquisition and sourcing of pre-owned devices from RMB14.1 million in the three months ended March 31, 2020 to RMB34.6 million (US$5.3 million) in the three months ended March 31, 2021; and (iii) an increase in personnel related expenses from RMB22.3 million in the three months ended March 31, 2020 to RMB38.4 million (US$5.9 million) in the three months ended March 31, 2021 as we paid an incentive bonus to employees in the three months ended March 31, 2021.

General and administrative expenses

Our general and administrative expenses decreased by 45.4% from RMB53.9 million in the three months ended March 31, 2020 to RMB29.4 million (US$4.5 million) in the three months ended March 31, 2021, which was mainly due to a one-off compensation of RMB27.1 million we paid to certain management and employees resigned in the three months ended March 31, 2020, which was calculated based on their years of service and past contribution to us. We did not incur such compensation expenses in the three months ended March 31, 2021.

Technology and content expenses

Our technology and content expenses increased by 38.2% from RMB40.2 million in the three months ended March 31, 2020 to RMB55.5 million (US$8.5 million) in the three months ended March 31, 2021, which was mainly due to an increase in personnel related expenses from RMB34.4 million in the three months ended March 31, 2020 to RMB50.2 million (US$7.7 million) in the three months ended March 31, 2021 as we paid an incentive bonus to employees in the three months ended March 31, 2021 and expanded our research and development team.

Other operating income

Our other operating income decreased from RMB5.8 million in the three months ended March 31, 2020 to RMB0.4 million (US$55 thousand) in the three months ended March 31, 2021, which was mainly attributable to a decrease in government subsidies.

Loss from operations

As a result of the foregoing, we incurred RMB111.4 million (US$17.0 million) of loss from operations in the three months ended March 31, 2021, as compared to RMB198.9 million in the three months ended March 31, 2020.

Interest expense

We had interest expense of RMB3.5 million and RMB6.6 million (US$1.0 million) in the three months ended March 31, 2020 and 2021, respectively. The increase was primarily attributable to an increase in short-term borrowings.

Interest income

We had interest income of RMB1.9 million and RMB3.4 million (US$0.5 million) in the three months ended March 31, 2020 and 2021, respectively. The increase was primarily attributable to our purchase of high-yield investment products in the three months ended March 31, 2021.

Other income, net

Our other income, net was RMB6.6 million and RMB0.9 million (US$0.1 million) in the three months ended March 31, 2020 and 2021, respectively. The decrease was primarily attributable to a decrease in foreign exchange gains.

Income tax benefits

We had income tax benefits of RMB12.0 million and RMB19.5 million (US$3.0 million) in the three months ended March 31, 2020 and 2021, respectively. The increase was primarily attributable to an increase in the enterprise income tax rate for one of our subsidiaries.

Share of loss in equity method investments

We had share of loss in equity method investments of RMB4.3 million and RMB0.6 million (US$93 thousand) in the three months ended March 31, 2020 and 2021, respectively. The difference was primarily attributable to a decrease in losses of equity method investments.

Net loss

As a result of the foregoing, our net loss was RMB94.8 million (US$14.5 million) in the three months ended March 31, 2021, as compared to RMB186.3 million in the three months ended March 31, 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net revenues

Our net revenues, which consisted of net product revenues and net service revenues, increased by 23.6% from RMB3,931.9 million in 2019 to RMB4,858.2 million (US$741.5 million) in 2020. This increase was primarily due to a RMB513.8 million increase in our net product revenues and RMB412.5 million increase in our net service revenues. Our GMV has grown rapidly by 60.7% from RMB12.2 billion in 2019 to RMB19.6 billion (US$3.0 billion) in 2020. The number of consumer products transacted increased by 48.4% from 15.9 million in 2019 to 23.6 million in 2020.

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Net product revenues.    Our net product revenues increased by 13.8% from RMB3,730.2 million in 2019 to RMB4,244.0 million (US$647.8 million) in 2020. This increase was attributable to an increase in the sale of pre-owned consumer electronics through Paipai Marketplace (especially Paipai Selection), PJT Marketplace and our offline trade-in channels and the increase of our overseas pre-owned consumer electronics transactions. Our GMV for product sales has grown rapidly by 17.9% from RMB3.9 billion in 2019 to RMB4.6 billion (US$0.7 billion) in 2020.

•

Net service revenues.    Our net service revenues increased by 204.5% from RMB201.7 million in 2019 to RMB614.2 million (US$93.7 million) in 2020. This increase was attributable to an increase in transaction volume on PJT Marketplace and a change in our commission fee setting strategy. In addition, we acquired Paipai Marketplace from JD Group in June 2019. Therefore, we only received service revenues for transactions on our Paipai Marketplace from June to December in 2019. Our GMV for online marketplaces has grown rapidly by 80.7% from RMB8.3 billion in 2019 to RMB15.0 billion (US$2.3 billion) in 2020.

Merchandise costs

Our merchandise costs increased by 13.7% from RMB3,176.4 million in 2019 to RMB3,610.4 million (US$551.1 million) in 2020, primarily attributable to the growth of our product sales, indicated by the growth of GMV for products sales from RMB3.9 billion in 2019 to RMB4.6 billion (US$0.7 billion) in 2020.

Fulfillment expenses

Our fulfillment expenses increased by 1.2% from RMB658.1 million in 2019 to RMB666.3 million (US$101.7 million) in 2020, which was mainly due to a decrease in personnel related expenses from RMB356.0 million in 2019 to RMB252.9 million (US$38.6 million) in 2020 as we optimized staffing efficiency and benefited from a temporary social insurance contribution exemption due to COVID-19. This was partially offset by an increase in outsourced service expenses from RMB39.9 million in 2019 to RMB100.2 million (US$15.3 million) in 2020 and an increase in logistics expenses from RMB76.4 million in 2019 to RMB107.0 million (US$16.3 million) in 2020, which were in line with the increase in sales of pre-owned consumer electronics.

Selling and marketing expenses

Our selling and marketing expenses increased by 30.6% from RMB566.8 million in 2019 to RMB740.5 million (US$113.0 million) in 2020, primarily due to amortization expenses related to the acquisition of Paipai. We acquired Paipai from JD Group in June 2019. As a result, we incurred RMB308.8 million (US$47.1 million) of amortization expenses in 2020 as compared to RMB193.2 million in 2019 related to the intangible assets purchased in the acquisition of Paipai Marketplace that were allocated to selling and marketing expenses, which substantially increased our selling and marketing expenses in 2020. We also experienced an increase in sales commission paid to JD Group in connection with traffic acquisition and sourcing of pre-owned devices from RMB54.7 million in 2019 to RMB110.1 million (US$16.8 million) in 2020.

General and administrative expenses

Our general and administrative expenses increased by 26.0% from RMB140.9 million in 2019 to RMB177.5 million (US$27.1 million) in 2020, which was mainly due to an increase in the impairment loss recognized for the older generation trade-in kiosks that could no longer meet our operation needs by RMB6.4 million (US$1.0 million), and a one-off compensation of RMB40.1 million (US$6.1 million) we paid to certain management resigned in 2020, which was calculated based on their years of service and past contribution to us.

Technology and content expenses

Our technology and content expenses increased by 6.1% from RMB142.9 million in 2019 to RMB151.5 million (US$23.1 million) in 2020, which was mainly attributable to an increase in staff compensation and the amortization expenses of the technology and platform acquired as part of Paipai.

Other operating income

Our other operating income increased from RMB21.4 million in 2019 to RMB29.4 million (US$4.5 million) in 2020, which was mainly attributable to an increase in government subsidies.

Loss from operations

As a result of the foregoing, we incurred RMB458.8 million (US$70.0 million) of loss from operations in 2020, as compared to RMB731.8 million in 2019.

Interest expense

We had interest expense of RMB12.4 million and RMB21.1 million (US$3.2 million) in 2019 and 2020, respectively. The increase was primarily attributable to an increase in short-term borrowings to support our business expansion.

Interest income

We had interest income of RMB7.8 million and RMB9.3 million (US$1.4 million) in 2019 and 2020, respectively. The increase was primarily attributable to an increase of our cash balance.

Other income (loss), net

Our other income, net was RMB3.6 million in 2019. Our other loss, net was RMB39.9 million (US$6.1 million) in 2020. The loss we suffered in 2020 was primarily attributable to foreign exchange losses arising from the depreciation of Renminbi against U.S. dollar.

Income tax benefits

We had income tax benefits of RMB30.1 million and RMB47.3 million (US$7.2 million) in 2019 and 2020, respectively. The difference was primarily attributable to amortization of deferred tax liability associated with the intangible assets recognized in the acquisition of Paipai.

Share of loss in equity method investments

We had share of loss in equity method investments of RMB2.2 million and RMB7.5 million (US$1.1 million) in 2019 and 2020, respectively. The difference was primarily attributable to losses of equity method investments.

Net loss

As a result of the foregoing, our net loss was RMB470.6 million (US$71.8 million) in 2020, as compared to RMB704.9 million in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net revenues

Our net revenues, which consisted of net product revenues and net service revenues, increased by 20.6% from RMB3,261.5 million in 2018 to RMB3,931.9 million in 2019. Our GMV has grown by 114.0% from RMB5.7 billion in 2018 to RMB12.2 billion in 2019. The number of consumer products transacted increased from 6.9 million in 2018 to 15.9 million in 2019.

•

Net product revenues.    Our net product revenues increased by 14.8% from RMB3,249.9 million in 2018 to RMB3,730.2 million in 2019. This increase was attributable to the increase in our transaction volume. As our business developed, we opened more AHS stores and further strengthened our collaboration with JD Group by expanding into new channels of sales of consumer electronics through our new trade-in services, thereby generating more product sales. Our GMV for product sales has grown rapidly by 18.2% from RMB3.3 billion in 2018 to RMB3.9 billion in 2019.

•

Net service revenues.    Our service revenues increased substantially from RMB11.6 million in 2018 to RMB201.7 million in 2019, primarily attributable to the acquisition of Paipai Marketplace in 2019 and the increased commissions we received through PJT Marketplace. Prior to 2019, as part of the strategy to expand our user base and promote our platform, we did not charge any commission for third party merchants’ transactions completed through PJT Marketplace. Our GMV for online marketplaces has grown rapidly by 245.8% from RMB2.4 billion in 2018 to RMB8.3 billion in 2019.

Merchandise costs

Our merchandise costs increased by 13.4% from RMB2,801.4 million in 2018 to RMB3,176.4 million in 2019, primarily attributable to the increase in purchase price of products from RMB2,651.6 million in 2018 to RMB3,052.6 million in 2019, which was driven by the growth of product sales.

Fulfillment expenses

Our fulfillment expenses increased by 85.9% from RMB354.0 million in 2018 to RMB658.1 million in 2019, which was mainly due to increases in expenses to support our growth and drive long-term operational efficiencies, including expenses incurred to hire more personnel, increase the number of

AHS stores and expand our operations overseas. Our personnel related expenses increased from RMB158.1 million in 2018 to RMB356.0 million in 2019. The number of our self-operated AHS stores increased from 298 as of December 31, 2018 to 538 as of December 31, 2019, respectively.

Selling and marketing expenses

Our selling and marketing expenses increased by 138.6% from RMB237.6 million in 2018 to RMB566.8 million in 2019, which was mainly due to of an increase in the marketing and selling related amortization expenses from RMB23.7 million in 2018 to RMB193.2 million in 2019. We acquired Paipai from JD Group in June 2019. As a result, we incurred amortization expense of brand names arising from the acquisition of Paipai business from June 2019 to December 2019. The increase in selling and marketing expenses also arose from the sales commission we paid to JD Group under our business cooperation agreement with JD Group. We paid JD Group a sales commission related to traffic acquisition and sourcing of pre-owned devices and recorded such payments in selling and marketing expenses. The sales commission was RMB54.7 million in 2019. In addition, our personnel related costs increased from RMB70.7 million in 2018 to RMB125.9 million in 2019 as a result of the expansion of our selling and marketing teams.

General and administrative expenses

Our general and administrative expenses increased by 74.0% from RMB81.0 million in 2018 to RMB140.9 million in 2019, mainly due to the expansion of our administrative team, which resulted in significant increases in personnel costs, office rental and depreciation expenses, and to a lesser degree, allowance for doubtful accounts. Our salary and personnel related expenses increased by RMB33.4 million from 2018 to 2019. In addition, our rental and depreciation expenses increased by RMB9.6 million from 2018 to 2019.

Technology and content expenses

Our technology and content expenses increased by 117.2% from RMB65.8 million in 2018 to RMB142.9 million in 2019. The increase was mainly attributable to an increase in personnel expenses required to support the growth of our business as we launched new innovations and improved functionality on our platform. The payroll and related expenses for technology and content employees increased from RMB58.0 million in 2018 to RMB132.7 million in 2019.

Other operating income

Our other operating income was RMB21.4 million in 2019, as compared to RMB21.7 million in 2018, mainly attributable to change in government subsidies.

Loss from operations

As a result of the foregoing, we incurred RMB731.8 million of loss from operations in 2019, as compared to RMB256.5 million in 2018.

Interest expense

We had interest expense of RMB6.5 million and RMB12.4 million in 2018 and 2019, respectively. The increase was primarily attributable to an increase in short-term loans we borrowed to support our business expansion and daily operations.

Interest income

We had interest income of RMB8.3 million and RMB7.8 million in 2018 and 2019, respectively. The decrease was primarily attributable to a decline in our bank deposits.

Other income (loss), net

We had other income of RMB21.6 million in 2018 and RMB3.6 million in 2019. The difference was mainly attributable to foreign exchange losses.

Income tax benefits

We had income tax benefits of RMB1.9 million and RMB30.1 million in 2018 and 2019, respectively. The difference was primarily attributable to amortization of deferred tax liability associated with the intangible assets recognized in the acquisition of Paipai.

Share of loss in equity method investments

Our share of loss in equity method investments increased from RMB0.5 million in 2018 to RMB2.2 million in 2019, which was mainly due to the losses picked up in equity method investments.

Fair value change in warrant liabilities

We recorded a fair value change in warrant liabilities of RMB23.8 million in 2018 due to the issuance of convertible redeemable preferred shares.

Net loss

As a result of the foregoing, our net loss was RMB704.9 million in 2019, as compared to RMB207.9 million in 2018.

Selected Quarterly Results of Operations

The following table sets forth our unaudited consolidated quarterly results of operations for the periods indicated. You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared this unaudited condensed consolidated quarterly financial data on the same basis as we have prepared our audited consolidated financial statements. The unaudited condensed consolidated quarterly financial data includes all adjustments, consisting only of normal and recurring adjustments, that our management considered necessary for a fair statement of our financial position and operating results for the quarters presented.

	For the Three Months Ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(RMB in thousands)
Net Revenues
Net product revenues	910,059	922,540	1,082,604	606,103	1,047,248	1,148,354	1,442,318	1,310,547
Net service revenues	19,798	66,490	108,092	86,109	148,564	177,733	201,770	203,884

Total net revenues	929,857	989,030	1,190,696	692,212	1,195,812	1,326,087	1,644,088	1,514,431
Operating expenses
Merchandise costs	(775,329)	(788,063)	(925,177)	(500,800)	(889,469)	(983,703)	(1,236,462)	(1,095,696)
Fulfillment expenses	(157,775)	(179,495)	(185,877)	(157,954)	(149,391)	(169,062)	(189,910)	(223,019)
Selling expenses	(112,490)	(198,397)	(180,893)	(144,150)	(197,305)	(187,126)	(211,961)	(222,580)
General and administrative expenses	(32,285)	(55,777)	(28,624)	(53,900)	(44,758)	(42,120)	(36,764)	(29,408)
Technology and content expenses	(29,691)	(38,550)	(46,483)	(40,165)	(33,524)	(38,096)	(39,751)	(55,499)

Total operating expenses	(1,107,570)	(1,260,282)	(1,367,054)	(896,969)	(1,314,447)	(1,420,107)	(1,714,848)	(1,626,202)
Other operating income	15,026	810	4,884	5,811	2,661	9,272	11,651	361

Loss from operations	(162,687)	(270,442)	(171,474)	(198,946)	(115,974)	(84,748)	(59,109)	(111,410)
Interest expense	(2,747)	(3,767)	(3,509)	(3,535)	(7,604)	(4,738)	(5,213)	(6,552)
Interest income	1,974	1,791	1,670	1,910	5,360	971	1,080	3,420
Other income (loss), net	(1,880)	7,240	4,427	6,559	846	(16,125)	(31,146)	914

Loss before taxes	(165,340)	(265,178)	(168,886)	(194,012)	(117,372)	(104,640)	(94,388)	(113,628)
Income tax benefits	4,611	12,381	12,403	12,028	11,915	11,689	11,688	19,459
Share of loss in equity method investments	(2,749)	(1,277)	(651)	(4,281)	(1,801)	(1,268)	(176)	(612)

Net loss	(163,478)	(254,074)	(157,134)	(186,265)	(107,258)	(94,219)	(82,876)	(94,781)

Revenue generated from non-core operations was RMB140.3 million, RMB109.2 million, RMB114.0 million, RMB55.1 million, RMB46.4 million, RMB28.4 million, RMB19.3 million and RMB12.5 million in the three months ended June 30, 2019, September 30, 2019, December 31, 2019, March 31, 2020, June 30, 2020, September 30, 2020, December 31, 2020 and March 31, 2021, respectively.

Our results of operations are subject to seasonal fluctuations in market conditions primarily as a result of new product launches by consumer electronics brands and promotional campaigns by e-commerce platforms in China. For example, the timing and success of new product launches by major consumer electronics manufacturers tend to have an impact on our customer traffic and purchase orders. In addition, we generally experience higher customer traffic and purchase orders during e-commerce platforms’ special promotional campaigns around June 18 and November 11 each year. Overall, the historical seasonality of our business has been relatively mild, but the seasonal trends that we have experienced in the past may not be indicative of our future operating results. See also “Risk Factors—Risks Related to Our Business and Industry—Our results of operations may be subject to seasonal fluctuations.”

Liquidity and Capital Resources

Cash flows and working capital

To date, we have financed our operating and investing activities mainly though historical equity and debt financing activities. As of March 31, 2021, we had RMB657.2 million (US$100.3 million) in cash and cash equivalents, of which 43.6% were held in Renminbi, 38.9% were held in U.S. dollar, and the remainder was primarily held in Hong Kong dollars.

In April and May 2021, we issued a total of 9,777,383 Series F preferred shares to certain investors for an aggregate consideration of US dollar equivalent of RMB1.2 billion.

We believe our cash on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. As of the date of this prospectus, we have not identified any specific targets for investments or acquisitions. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of our VIEs, we only have access to the assets or earnings of our VIEs through our contractual arrangements with our VIEs and its shareholders (as applicable). See “Corporate History and Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

We expect that a substantial majority of our future revenues will be denominated in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain statutory reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered or filed with SAFE, its local branches and/or certain local banks (as applicable).

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries and our VIEs in China only through loans or capital contributions, subject to relevant approval, filing and/or reporting with respect to government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from this offering to make loans or capital contributions to our PRC subsidiaries and our VIEs. We expect to invest substantially all of the proceeds from this offering into our PRC operations for general corporate purposes within the business scopes of our PRC subsidiaries and our VIE. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and our VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth the movements of our cash flows for the periods presented:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2018	2019	2020		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(358,022)	(410,794)	(412,868)	(63,016)	(203,109)	(302,526)	(46,174)
Net cash (used in)/provided by investing activities	(109,267)	(304,349)	18,625	2,843	7,788	86,845	13,255
Net cash provided by financing activities	904,022	455,751	929,962	141,940	86,977	(44,103)	(6,731)
Effect of foreign exchange rate changes on cash and cash equivalents	33,179	4,515	(28,426)	(4,339)	2,008	2,731	417
Net increase/(decrease) in cash, cash equivalents and restricted cash	469,912	(254,877)	507,293	77,428	(106,336)	(257,053)	(39,234)
Cash, cash equivalents and restricted cash at the beginning of the year	196,048	665,960	411,083	62,744	411,083	918,376	140,172
Cash, cash equivalents and restricted cash at the end of the year	665,960	411,083	918,376	140,172	304,747	661,323	100,938

Operating activities

Net cash used in operating activities in the three months ended March 31, 2021 was RMB302.5 million (US$46.2 million). The difference between our net cash used in operating activities and our net loss of RMB94.8 million (US$14.5 million) in the three months ended March 31, 2021 was primarily the result of changes in working capital items, including the increase in prepayments and other receivables of RMB251.1 million (US$38.3 million) and the increase in inventories of RMB140.8 million (US$21.5 million), partially offset by the decrease in funds receivable from third party payment service providers of RMB45.4 million (US$6.9 million) and non-cash items, mainly depreciation and amortization of RMB86.9 million (US$13.3 million). Prepayments and other receivables mainly relates to customer deposits, which grew in line with the expansion of our platform. Inventories increased in support of the growth in our transaction volume, indicated by the growth of our GMV for product sales from RMB0.6 billion in the three months ended March 31, 2020 to RMB1.4 billion (US$0.2 billion) in the three months ended March 31, 2021.

Net cash used in operating activities in 2020 was RMB412.9 million (US$63.0 million). The difference between our net cash used in operating activities and our net loss of RMB470.6 million (US$71.8 million) in 2020 was primarily the result of adding back non-cash items, mainly depreciation and amortization of RMB360.8 million (US$55.1 million), as well as changes in working capital items, including the increase in inventories of RMB111.4 million (US$17.0 million), offset by increase in prepayments and other receivables of RMB123.5 million (US$18.8 million). Inventories increased in support of the growth in our transaction volume, indicated by the growth of our GMV for product sales from RMB3.9 billion in 2019 to RMB4.6 billion (US$0.7 billion) in 2020. Prepayments and other receivables mainly relates to customer deposits, which grew in line with the expansion of our platform.

Net cash used in operating activities in 2019 was RMB410.8 million. The difference between our net cash used in operating activities and our net loss of RMB704.9 million in 2019 was primarily the result of adding back non-cash items, mainly depreciation and amortization of RMB234.7 million, as well as an increase in amount due from related parties of RMB84.4 million, which mainly relates to an increase in collection for JD Group and an increase in prepaid expenses for Yuekun.

Net cash used in operating activities in 2018 was RMB358.0 million. The difference between our net cash used in operating activities and net loss of RMB207.9 million in 2018 was primarily an increase in prepayments and other receivables of RMB65.8 million, funds receivable from third party payment service provider of RMB46.4 million, decrease in accrued expenses and other current liabilities of RMB40.3 million, as well as increase in payroll and welfare of RMB40.6 million. Prepayments and other receivables mainly relates to customer deposits, which grew in line with the expansion of our platform. Funds receivable from third party payment service provider mainly relates to funds deposited in third-party payment institutions due to business needs.

Investing activities

Cash provided by investing activities in the three months ended March 31, 2021 was RMB86.8 million (US$13.3 million), consisting primarily of proceeds from short-term investments of RMB343.7 million (US$52.5 million) and repayment for extended loan to related parties of RMB72.2 million (US$11.0 million), partially offset by purchases of short-term investments of RMB246.1 million (US$37.6 million) and loan to related parties of RMB69.4 million (US$10.6 million).

Cash provided by investing activities in 2020 was RMB18.6 million (US$2.8 million), consisting primarily of repayment for loan to related parties of RMB178.7 million (US$27.3 million) and proceeds from short-term investments of RMB125.6 million (US$19.2 million) and, partially offset by loan to related parties of RMB140.7 million (US$21.5 million) and purchases of short-term investments of RMB99.8 million (US$15.2 million).

Cash used in investing activities in 2019 was RMB304.3 million, consisting primarily of purchases of short-term investments of RMB120.9 million, purchase of property and equipment of RMB103.3 million and loan to related parties of RMB164.0 million.

Cash used in investing activities in 2018 was RMB109.3 million, consisting primarily of purchase of property and equipment of RMB64.3 million and payment for investments in equity investees of RMB46.4 million.

Financing activities

Cash used in financing activities in the three months ended March 31, 2021 was RMB44.1 million (US$6.7 million), consisting primarily of repayments of short-term borrowings of RMB152.5 million (US$23.3 million), partially offset by proceeds from short-term borrowings of RMB124.0 million (US$18.9 million).

Cash provided by financing activities in 2020 was RMB930.0 million (US$141.9 million), consisting primarily of proceeds from short-term borrowings of RMB764.1 million (US$116.6 million), proceeds from the issuance of convertible redeemable preferred shares of RMB512.7 million (US$78.3 million) and proceeds from the issuance of bonds and convertible bonds of RMB185.0 million (US$28.2 million), partially offset by repayments of short-term borrowings of RMB595.1 million (US$90.8 million).

Cash provided by financing activities in 2019 was RMB455.8 million, consisting primarily of proceeds from the issuance of convertible redeemable preferred shares of RMB469.6 million and proceeds from short-term borrowings of RMB376.4 million, partially offset by repayment for short-term borrowings of RMB348.4 million.

Cash provided by financing activities in 2018 was RMB904.0 million, consisting primarily of proceeds from the issuance of convertible redeemable preferred shares of RMB980.0 million and proceeds from short-term borrowings of RMB240.0 million, partially offset by repayment for short-term borrowings of RMB172.4 million and repayment of convertible bonds to a related party of RMB98.7 million.

Capital Expenditures

Our capital expenditures consist primarily of purchase of property and equipment. Our capital expenditures were RMB64.3 million, RMB103.3 million and RMB37.8 million (US$5.8 million) in 2018, 2019 and 2020, respectively. We also incurred capital expenditures of RMB4.8 million (US$728.5 thousand) in the three months ended March 31, 2021. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make well-planned capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	For the Year Ended December 31,
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in thousands)
Operating lease obligations(1)	17,407	9,808	7,599	—	—
Short-term borrowings	369,657	369,657	—	—	—
Long-term borrowings	32,624	—	32,624	—	—
Convertible bonds	160,000	160,000	—	—	—

Note:

(1)	Operating lease obligations consist of the obligations under the lease agreements covering our stores and offices facilities.

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2020.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which we address our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of and for the fiscal year ended December 31, 2018, 2019 and 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is our company’s lack of sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting, and lack of formal accounting policies, and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements. The material weakness, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weakness and other significant control deficiencies, we have taken measures and plan to continue to take measures to remediate these deficiencies. We have hired a chief financial officer with extensive U.S. capital markets experience and an internal control senior director who is responsible to establish relevant standards and procedures for reporting under U.S. GAAP and SEC reporting requirements. We plan to hire more accounting personnel with appropriate experience in U.S. GAAP, financial reporting and internal control, and provide annual training for accounting personnel regarding U.S. GAAP and SEC financial reporting requirements. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

As a company with less than US$1.07 billion in revenues for the fiscal year ended December 31, 2020, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. See “Risk Factors—Risks Related to Our Business and Industry—If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

Holding Company Structure

Our Company, AiHuiShou International Co. Ltd., is a holding company with no material operations of its own. We conduct our operations primarily through our WFOE and VIEs. As a result, AiHuiShou International Co. Ltd.’s ability to pay dividends depends upon dividends paid by our WFOE.

If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOE and our VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition to that, our WFOE may allocate a portion of its after-tax profits determined in accordance with applicable PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIEs may allocate a portion of their after-tax profits determined in accordance with applicable PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and such discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by

SAFE. As of March 31, 2021, as our WFOE, all other PRC subsidiaries, our VIEs and the subsidiaries of our VIEs are all in an accumulated loss position, no statutory reserve was appropriated. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

We held 43.6% of our cash and cash equivalents in Renminbi, 38.9% in U.S. dollar, and the remainder primarily in Hong Kong dollars. Our overseas operations generate revenues primarily in U.S. dollars and Hong Kong dollars. Generally, a weakening of the RMB against the U.S. dollar has a positive effect on our results of operations, while a strengthening of the RMB against the U.S. dollar has the opposite effect. Our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. We have entered into dual-currency deposits to help hedge our exposure to such risk and we monitor our currency risk exposure by periodically reviewing foreign currency exchange rates. Currently, we do not believe we experience any significant foreign exchange risk. However, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Interest rate risk

We are exposed to cash flow interest rate risk due to the fluctuation of the prevailing market interest rates on bank balances, restricted bank deposits, loan receivables and bank and other borrowings which carry at prevailing deposit interest rates or variable interest rates based on the interest rates quoted by the People’s Bank of China. We are also exposed to fair value interest rate risk that relates primarily to our fixed rate bank and other borrowings. We monitor fair value interest rate risk exposure by closely monitoring fair value interest rate risk profile and will consider hedging significant interest rate exposure should the need arise.

We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. We currently do not use any derivative contracts to hedge our exposure to interest rate risk. However, our future interest expenses may exceed expectations due to changes in market interest rates.

Critical Accounting Policies

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue recognition

Our revenues are generated primarily from product revenue and service revenue through the platform we offer to our customers. We also generate revenues from product sales through AHS stores we operate.

We adopted ASC 606 “Revenue from Contract with Customers” (“ASC606”) for all periods presented. According to ASC 606, revenue is recognized when control of the promised good or service is transferred to the customer in an amount that reflects the consideration we expect to receive in exchange for those goods or services, after considering estimated sales return allowances, price concessions, discount and value added tax (“VAT”). Consistent with the criteria of ASC 606, we follow five steps for our revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Net Product Revenue

The majority of our revenue is derived from online product sales. We recognize revenue from the sale of phones and other consumer electronics goods through the two online marketplaces we operate: PJT Marketplace and Paipai Marketplace. We utilize external delivery service providers to deliver goods to our customers. We present revenue generated from our sales of products on a gross basis as we have control of the goods and have the ability to direct the use of goods to obtain substantially all the benefits, and recognize revenue at the point of time when the goods have been delivered to the customers. The customers pay for the goods in advance. We offer our customers right of return for a period of three to seven days upon the receipts. Product revenues are reduced by estimated sales return, which has been immaterial in the historical periods.

For product sales through AHS stores, we recognize revenue at the point of time when customers pay and obtain control of the products. When transactions involving trade-in devices, the purchase of the pre-owned product and the sale of new product are separately settled in cash on a gross basis and accounted for as two separate transactions. From July 2020, we began to net settle the trade-in transactions, and the fair value of trade-in product is recognized as non-cash consideration for the sale of the new product.

Net Service Revenue

In addition to product sales, PJT Marketplace and Paipai Marketplace also serve as online marketplace to provide third-party merchants platform services enabling them to transact with customers, for which we charge commission fees to our merchants and/or customers. Under the platform service arrangement, we act as an agent and do not take control of the products provided by the merchants at any point in the time during the transactions and do not have latitude over pricing of the merchandise.

For PJT Marketplace, we charge both the merchants and business buyers a commission fee. The commission fee charged to the merchants is determined as a percentage based on the executed transaction price, and the commission fee charged to business buyers is determined as a negotiated tiered amount. For Paipai Marketplace, commission fees are charged to merchants only, determined as a percentage based on the executed transaction price. For certain merchants who sell products on our online marketplaces, we enter into contractual agreements with these merchants for a fixed monthly marketplace management fee in addition to the commission fees charged for each transaction.

Commission fees are recognized in the consolidated statements of operations and comprehensive loss at the time when the service obligations to the merchants are determined to have been completed under each sales transaction upon the business buyers’ confirming the receipts of goods or over time for merchants paying fixed monthly management fees. Commission fees are not refundable if business buyers return the merchandise to merchants.

We provide a one-year warranty for pre-owned consumer electronics sold on Paipai Marketplace, which is not considered as a separate performance obligation. The costs associated with the warranty was immaterial during the years presented.

Reconciliation of contract balances

A receivable is recorded when we have an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when we have transferred products to the customer before payment is received or is due, and our right to consideration is conditional on future performance or other factors in the contract. There was no contract asset as of December 31, 2018, 2019, 2020 and March 31, 2021. Accounts receivable was recorded within prepayments and other receivables, net and not material for all periods presented.

A contract liability exists when we have received consideration but have not transferred the related goods or services to the customer. Our contract liabilities mainly consist of payments received from customers before they received the products, and were included in accrued expenses and other current liabilities in the consolidated balance sheets. The contract liabilities were recognized in revenue in the next month.

There was no costs of obtaining a contract for the years ended December 31, 2018, 2019, 2020 and March 31, 2021.

Business combination

In order to further grow our business and access to the mass retail consumers, we acquired Paipai, a B2C online retail platform for pre-owned products, from JD.com, Inc. (“JD”) on June 3, 2019. The tangible assets acquired primarily include property and equipment related to the operations of Paipai platform such as computers. The intangible assets acquired primarily include resources provided by JD under a business cooperation agreement entered into together with the acquisition of Paipai, brand names, non-compete commitment, technology and platform, deferred tax liabilities and goodwill. In addition to the tangible and intangible assets, we received a net cash of US$20.1 million from JD. As a consideration, we issued 27,500,098 Series E preferred Shares to JD.com Development Limited. We accounted for this acquisition as business combination.

We entered into an exclusive business cooperation agreement with JD in 2017 for a period of three years. In 2019, we amended and extended the business cooperation agreement as part of our acquisition of Paipai Marketplace and recognized an incremental value to the existing business cooperation agreement, together with the newly acquired technologies/platform, non-compete commitment and brand names as identifiable assets. Under the exclusive business cooperation agreement, JD provides us with an access portal on its own platform that links to our purchasing and selling online marketplace, including Paipai Marketplace, and we pay JD channel commission based on transaction volume and recorded such payments in selling and marketing expenses.

The fair value of the convertible redeemable preferred shares and purchase price allocation were determined by us with the assistance of a third party valuation firm.

The identifiable assets acquired are required to be recognized and measured at fair value as of the acquisition date. An intangible asset is identified if it meets either the separability criterion or the contractual-legal criteria in accordance with ASC 805, Business Combination. The assembled workforce did not meet the separation criteria or the contractual-legal criteria and therefore, are not identifiable and not recognized apart from goodwill. Goodwill recognized from the acquisition was assigned to the entire group and is not expected to be deductible for income tax purposes. The acquisition cost incurred and expensed for the business combination was immaterial.

The fair value of the Business Cooperation Agreement was determined using the cost saving method. Under the cost saving method, the operation cost we can save with our cooperation with JD Group, including savings in marketing expense, commission fee and traffic expense have been assessed. Certain key assumptions such as page views on JD channel, cost per click and ratio of commission fee have been benchmarked against the industry. The estimated economic lives of Business Cooperation Agreement were based on the terms of the agreement.

The fair value of Brand names and Technology platform was determined using the relief from royalty method. Under relief from royalty method, the royalty savings from owning the intangible assets have been determined with reference to the market transactions. The estimated economic lives of Brand names and Technology platform was determined with reference to the industry average data.

The fair value of Non-compete commitment was determined using with and without method. Under with and without method, the difference between the values of the business with and without the agreement in place has been assessed. Certain key assumption such as the impacts on revenue and profitability without the Non-compete commitment as well as the probability of competition have been taken into account. The estimated economic lives of Non-compete commitment was based on the terms of the agreement.

Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, net

Intangible assets mainly include those acquired through business combinations. Intangible assets arising from our acquisition of Paipai business from JD including Business Cooperation Agreement (“BCA”), Non-Compete Commitment (“NCC”), technology/platform and brand names are recognized and measured at fair value with the assistance of a third-party valuation firm using valuation techniques such as discounted cash flow analysis. Major assumptions used in determining the fair value of these intangible assets include future growth rates and weighted average cost of capital. Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The identifiable intangible assets acquired are amortized on a straight-line basis over their respective useful lives as follows:

The identifiable intangible assets	Amortization Years
Brand names	10 years
BCA	1-6 years
Technology/platform	5 years
NCC	5 years

Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of business acquired. Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if any indication of impairment exists.

We chose to early adopt Financial Accounting Standards Board (“FASB”) revised guidance on ASU 2017-04 “Testing of Goodwill for Impairment” on January 1, 2018. Under this guidance, we choose to apply a qualitative assessment first, it starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we determine that it is more likely not the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of comparison of the fair value of a reporting unit to its carrying amount.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. We have determined we have only one reporting unit and performs our annual goodwill impairment analysis on December 31 of every year.

We did not have any goodwill prior to 2019. As of December 31, 2019 and 2020 and March 31, 2021, we performed qualitative analysis and concluded that it was not more likely than not that the fair value of the reporting unit is less than its carrying amount. As of December 31, 2019 and 2020 and

March 31, 2021, the fair value of the reporting unit was substantially in excess of the carrying value and was not at risk of failing quantitative assessment. As a result, no further quantitative analysis was deemed necessary and no goodwill impairment was recognized for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2021.

Fair value of the options

Prior to this offering, we were a private company with no quoted market prices for our ordinary shares. We therefore made estimates of the fair value of our ordinary shares at various dates for the purpose of determining the fair value of our ordinary shares at the grant dates of share-based compensation awards to our employees to determine the grant date fair value of the awards, as well as determining whether there’s any beneficial conversion feature to be recognized for our convertible redeemable preferred shares. Such valuation estimates will no longer be necessary once we go public and our underlying shares begin trading as we will rely on the market price to determine the market value of our common stock.

In determining the fair value of the stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates in 2018, 2019 and 2020 were as follows:

For the years ended December 31,
	2018	2019	2020
Expected volatility	47.59%~50.39%	45.98%~46.55%	47.28%~48.09%
Risk-free interest rate (per annum)	2.69%~3.06%	1.67%~2.41%	0.66%~0.92%
Exercise multiples	2.2~2.8	2.2~2.8	2.2~2.8
Expected dividend yield	0.00%	0.00%	0.00%
Fair value of underlying ordinary shares	RMB8.66~ 24.79	RMB24.37~ 39.06	RMB36.02~ 47.16
Fair value of share option	RMB5.11~ 24.15	RMB23.68~ 38.40	RMB35.37~ 46.53

We estimated expected volatility by reference to the historical price volatilities of ordinary shares of comparable companies over a period close to the contract term of the options. We estimated the risk free interest rate based on the yield to maturity of U.S. government bonds at grant date with a maturity period close to the contract term of options. As we had no option exercise history, it estimated exercise multiples based on empirical research on typical employee stock option exercising behavior. The dividend yield was estimated as zero based on the plan to retain profit for corporate expansion and no dividend will be distributed in the near future.

We determined the fair value of ordinary shares underlying each share option grant based on estimated equity value and allocation of it to each element of our capital structure (preferred shares and ordinary shares) using equity allocation model. In our case, three scenarios were assumed, namely: (i) liquidation scenario; (ii) redemption scenario; and (iii) mandatory conversion scenario. Under liquidation and redemption scenarios, option pricing method was adopted to allocate the value between preferred shares and ordinary shares according to their respective rights. Under mandatory conversion scenario, the equity value was allocated to preferred shares and ordinary shares on an as-if converted basis.

In determining our equity value before we become a public company, we used both back-solve method and income approach (i.e. discounted cash flow, or DCF method) to determine the fair value of the business enterprise value. We considered the methods we applied are the most appropriate in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, with the assistance of an independent third-party appraiser.

The assumptions we used in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of ordinary shares, including the following factors:

•	our operating and financial performance;

•	current business conditions and projections;

•	our stage of development;

•	the prices, rights, preferences and privileges of our preferred shares relative to our ordinary shares;

•	the likelihood of achieving a liquidity event for the ordinary shares underlying the share-based awards, such as an initial public offering;

•	any adjustment necessary to recognize a lack of marketability for our ordinary shares;

•	the market performance of industry peers;

•	long-term inflation rate; and

•	nominal domestic gross domestic product (GDP) growth rate applicable to China.

The back-solve method is a market approach which is used to solve our implied aggregate equity value by considering the rights and preference of each class of equity and solving for the total equity value that is consistent with a recent transaction in the securities. The equity value used in valuing all of the stock option grants in 2020 were determined using the back-solve method.

The analysis of DCF is based on the projected cash flows using management’s best estimates as of the valuation dates. The determination of fair value requires complex and subjective judgments to be made regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation. The major assumptions used in the DCF include:

•

Weighted average cost of capital, or WACC:    The discount rates applied in the DCF were based on the WACCs determined after considering factors including risk-free rate, equity risk premium, company size and other non-systematic risk factors, pre-tax cost of debt, tax rate, and capital structure based on the industry average.

•

Comparable companies:    In deriving the WACCs, which are used as the discount rates under the income approach, six similar publicly traded companies were selected for reference as our guideline companies.

•

Discount for lack of marketability, or DLOM:    Finnerty model was used to estimate the discount for lack of marketability. Under Finnerty model, the cost of put option, which can hedge the price change before the privately held share can be sold, was considered as a basis to determine the lack of marketability discount. The said model is one of the commonly adopted methods in estimating DLOM as it can take into consideration factors like timing of liquidity event and estimated volatility of ours shares. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares. The equity values used in valuing certain stock option grants in 2018 and 2019 were determined using the DCF method using DLOMs of 16%-17%.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The growth rates of our revenues contributed to the fair value of the shares. However, fair value is inherently uncertain and highly subjective. The assumptions used in deriving the fair value are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving forecasts were assessed in selecting the appropriate discount rates.

As of December 31, 2020 and March 31, 2021, share-based compensation related to options of RMB91.8 million and RMB103.6 million (US$15.8 million) would be recognized immediately, respectively, if the IPO Condition had been met. As of December 31, 2020 and March 31, 2021, there were RMB124.2 million and RMB107.4 million (US$16.4 million) of total unrecognized compensation expenses related to options for the future period, respectively.

The assumptions used in share-based compensation expenses recognition represent our best estimates, but these estimates involve inherent uncertainties and the application of judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2.32 “Recent accounting pronouncements” to our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY

The information presented in this section has been derived from an industry report dated April 21, 2021 and commissioned by us and prepared by China Insights Consultancy, or CIC, an independent research firm, to provide information regarding our industry and our market position in China. Neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

China’s Consumer Electronics Market is Massive with Strong Growth Momentum

Consumer electronic devices such as smartphones have become basic necessities of everyday life as our economy becomes increasingly digitalized. Continued growth of disposable income is fueling consumer electronics purchases in China. According to CIC, an independent consulting firm, annual new device shipment volume in China reached 537.8 million in 2020, which was 1.8 times of the new device shipment volume of 294.8 million in the United States, and is forecasted to reach 726.7 million by 2025. Annual new consumer electronic devices retail sales reached RMB1,904.9 billion in 2020, and is forecasted to reach RMB2,972.1 billion by 2025.

Source: CIC

Note: other categories include true wireless stereo headset, smart band, smart watch, digital camera and lenses, sports camera, e-book, game console, drone, among other things.

Also, updates and upgrades of consumer electronic devices are needed as the exponential growth of digital content requires ever higher computing power, faster speed, better graphics and more storage capacity. Additionally, research has shown longer screen time among Chinese users than the world average due to a greater variety of mobile internet enabled content such as live streaming, short-form videos and gaming. As a result, there is a massive, ever increasing number of consumer electronic devices in circulation in China. CIC estimates that there were 2,615.4 million consumer electronic devices in circulation that still have use value in China in 2020, which represents 3.0 times of the 868.7 million in the United States, and the volume is expected to grow to 3,221.3 million by 2025.

Source: CIC

Note: other categories include true wireless stereo headset, smart band, smart watch, digital camera and lenses, sports camera, e-book, game console, drone, among other things.

The massive volume of consumer electronic devices in circulation in China has given rise to a thriving market for trading these devices. Currently, penetration rate of traded pre-owned consumer electronic devices relative to number of consumer electronic devices in circulation, which is calculated as: number of unique traded pre-owned devices divided by total number of devices in circulation, is still as low as 3.7% in 2020. However, this rate is expected to increase in the next five years to reach 9.4% by 2025, implying significant growth potential for the pre-owned devices transaction market. CIC estimates China’s pre-owned consumer electronics transactions and services market by total number of devices transacted to merchants and consumers to be 188.6 million in 2020, and the market is expected to grow at a 23.7% CAGR to reach 545.8 million by 2025. CIC estimates China’s pre-owned consumer electronics transactions and services market to be RMB252.2 billion in 2020 by distribution GMV to merchants and consumers, and the market is expected to grow at a 30.8% CAGR to reach RMB967.3 billion by 2025.

Source: CIC

Note: other categories include true wireless stereo headset, smart band, smart watch, digital camera and lenses, sports camera, e-book, game console, drone, among other things.

A number of factors are driving the fast growth of the pre-owned consumer electronics transactions and services market in China:

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Continued growth of pre-owned devices volume.    Total volume of pre-owned consumer electronic devices continues to grow. Also, average selling price per device is rising as manufacturers are increasingly rolling out high-end devices featuring the latest technologies.

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Increasing willingness to trade.    People are becoming more willing to trade in and purchase pre-owned devices. This is due to a shift in mindset and consumption habits that results from increasing convenience and standards of pre-owned transactions and services.

•

Growing environmental awareness.    Progressive environmental policy and growing environmental awareness among enterprises and individuals give rise to more initiatives in proper recycling and disposal of pre-owned consumer electronic devices. Leading device brands such as Apple and Xiaomi are also promoting trade-ins as ESG initiatives.

Pre-owned consumer electronic devices transactions complement new device sales in China. Particularly, innovative forms of transacting such as trading-in used devices for new ones serve to encourage new device purchases by lowering the net cost of the purchase. Device brands are therefore embracing pre-owned devices transactions to promote sale of new models.

The pre-owned consumer electronics transactions value chain typically contains C2B, where individual consumers turn in their devices to a dealer; B2B, where dealers trade with one another; and B2C, where dealers sell the pre-owned devices to consumers again. After a device is recycled, each step of the value chain adds a markup before it is sold to the next layer – the end buyer typically pays 60-80% more than the original recycling price. According to CIC, the typical markup is 25-30% for C2B, 25-30% for B2B, and 10-20% for B2C.

CIC conducted a survey to gauge consumers’ interest in pre-owned mobile phones in China in 2021. Nearly 90% of the 1,000 survey respondents expressed willingness to purchase pre-owned devices in the future – when asked about their experience and interest in pre-owned devices, 44.7% chose the option “had bought pre-owned device before, willing to buy again” and 44.9% chose “never bought pre-owned device before, will consider in the future”. The main reasons for respondents’ interest in purchasing pre-owned devices include quality of up-to-date pre-owned devices being closer to new devices, higher value for money, sufficient functionality for daily use and serving as spare devices.

The survey result also demonstrates that consumers in China prefer pre-owned premium brands to new mass market brands. The respondents were asked to rank their preferences from a mix of new and pre-owned models in five price ranges. Pre-owned, higher-end models from premium brands such as Apple and Huawei are universally chosen over new devices from mass market brands such as Xiaomi, OPPO and VIVO.

Additionally, the following factors are most cited by the survey respondents as factors that can increase their willingness to purchase pre-owned devices:

•	Availability of professional grading report for purchasing reference

•	Transparent source of pre-owned devices to avoid purchasing stolen goods

•	Availability of additional warranty services

•	Robust data privacy protection

•	Availability of renowned platforms for transactions

•	Faster transaction process with offline delivery service

Challenges in the Pre-owned Consumer Electronics Industry in China

Despite the massive market opportunity and growth potential for pre-owned consumer electronics transactions in China, this market is facing a number of fundamental challenges caused by a lack of industry standards.

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Lack of channels.    China’s pre-owned consumer electronics transactions and services market has historically been driven by a diverse range of retailers ranging from branded stores to e-commerce platforms, offline mom-and-pop stores and small merchants without trustworthy brands. There is a lack of established channels for consumers, small merchants, retailers and consumer electronics brands to trade in and purchase pre-owned consumer electronic devices. Consumers are not aware of where and how to trade; merchants are burdened with inconsistent supply of pre-owned devices and uncertainty in selling their inventory; and retailers and brands have to source relationships with small, non-standardized trading partners around the country.

•

Inefficiency.    The multi-layered value chain leads to many levels of trades among intermediaries, making the transaction process long and inefficient. Participants in the value chain include consumer electronic brands, distributors, merchants, retailers and resellers and finally consumers. It usually takes over 25 days for a recycled device to go through all the intermediaries from initial trade-in to an end user receiving the device.

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Opaque pricing.    Information asymmetry between consumers and merchants, and sometimes among merchants themselves, makes quality and price of pre-owned devices not fully transparent. The void of industry standards on quality inspection, grading and pricing leads to low confidence in quality and opaque pricing.

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Data privacy concerns.    User privacy and data protection is another area of concern that limits mass consumer adoption. As electronic devices nowadays contain sensitive user data such as identity information, biometrics, travel history, and other sensitive personal information, proper cleansing of such data is critical before a pre-owned device is circulated back into the market. However, this is not guaranteed without industry standards in place.

Emergence of Transactions and Services Platforms in China

In recent years, platforms for transactions and services of pre-owned consumer electronics goods have emerged in China. These platforms with their own processing capabilities help address the challenges in the industry by bringing efficiency and transparency to the market.

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Effectively connecting buyers and sellers.    These platforms effectively connect buyers and sellers of pre-owned devices. As a result, consumers, merchants and retailers and brands can all find the right channels to buy or sell. This largely increases the circulation of pre-owned devices in the market.

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Reducing number of intermediaries.    Buyers and sellers can find each other on the platforms and directly trade pre-owned devices. This removes the multi-layered intermediaries in traditional channels, hence improving efficiency in the transaction process.

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Bringing standards to the industry.    Leading platforms have established standard practices in the industry for quality inspection, grading and pricing. With industry standards in place, these platforms can control the end-to-end transaction process and enhance the services they offer. This leads to consistent quality control, significantly improved transparency in pricing and better user data protection. All of these serve to increase trust in the transaction process.

Consumers and merchants are increasingly turning to such platforms to trade pre-owned devices due to the benefits these platforms provide. CIC estimates that approximately 13.5% of pre-owned phone transactions in China were conducted through these platforms in 2020, and the penetration rate is expected to increase to over 20% by 2025.

A number of factors are driving further growth in total number of transactions on such platforms in China:

•	Network effects. Growing number of buyers and sellers drives one another and reinforces the platforms as established channels for transaction of pre-owned devices.

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Partnership with consumer electronics brands and e-commerce leaders.    Leading platforms in China are partnering with consumer electronics brands and major e-commerce players to increase exposure to consumers and bring in new use cases such as trading in old devices for new ones. Additionally, brands and e-commerce players are increasingly turning to such platforms to dispose unsold inventory and older models.

•	Data insights. Accumulation of transaction data and user feedback helps enhance platform functions and improve service quality, thereby attracting further adoption of these platforms.

Competitive Landscape

According to the CIC Report, pre-owned consumer electronics transactions and services in China is a fragmented market with a massive number of offline small-scale merchants. In 2020, the top 5 players took an aggregate market share of 11.9% in terms of distribution GMV to merchants and consumers, and 13.0% in terms of total number of devices transacted to merchants and consumers.

We are the largest player by both distribution GMV for electronics and total number of distribution transactions to merchants and consumers, with market share of 6.6% in terms of distribution GMV and 8.7% in terms of total number of devices transacted in 2020. We also have the largest GMV for electronics and volume for devices recycled directly from consumers in 2020. Additionally, we are the only end-to-end platform integrating C2B, B2B and B2C capabilities with both online and offline presence, according to the CIC Report.

The following are the key success factors determining the competitive position of transactions and services platforms for pre-owned consumer electronic devices:

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Effective sourcing of supply.    In the pre-owned goods transaction market, supply of goods shapes the market. Leading platforms for the transactions and services of pre-owned consumer electronics are able to efficiently and consistently source supply of pre-owned devices from consumers and merchants through a variety of channels, both online and offline. Due to the nature of this largely supply-driven market, those who can effectively secure supply will be well positioned in the industry.

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Processing capabilities at scale.    Pre-owned consumer electronic devices are non-standardized products with large variations in condition and quality. Proper inspection and quality grading of these devices are needed before putting them up for sale again. Successful transactions and services platforms have in-house operation centers to inspect and grade large volumes of devices with recommended pricing for each device.

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Scale and network effect.    Scale in terms of number of buyers and sellers as well as transaction volume indicates the strength of the platforms as effective channels. Once scale is established, the two-sided network effect with buyers and sellers will reinforce the platforms’ competitive moat in the market.

Global Opportunities for China’s Leading Platforms

Consumer electronic devices have natural advantages for trading at the global scale. They have similar customer needs across different regions and countries. Their small size, relatively high value per item and ease of shipment also make them a top traded goods globally. The worldwide market for pre-owned consumer electronics transactions and services is 4.8 times that of China in terms of total number of devices transacted in 2020.

Source: CIC

Note: other categories include true wireless stereo headset, smart band, smart watch, digital camera and lenses, sports camera, e-book, game console, drone, among other things.

The global value chain of pre-owned consumer electronics is more centralized compared to China. In developed markets, telecommunication operators such as AT&T and Verizon, and retailers, such as Walmart and Best Buy, process the majority of device trade-ins—their customers usually trade in old devices when renewing service plans or buying new devices from them. Devices recycled from developed markets flow into major global trading hubs including Miami, Hong Kong SAR and Dubai, where they are sold in wholesale to regional distributors and dealers offline. Eventually most of these pre-owned devices are sold to end users in developing economies.

With wholesale as the main form of transaction, the global pre-owned consumer electronics value chain is unsophisticated and inefficient. This stems from the fact that quality inspection are mostly manual and therefore cannot be accurately performed due to time constraints, technical limitations, and high labor cost. The lack of quality inspection with granularity leads to devices that are graded in bulk only suitable for wholesale transactions, as opposed to by-device transactions. In addition, digital platforms for pre-owned devices do not exist in the global market. Hence, there is a lack of algorithm-enabled pricing, resulting in a slow feedback loop for pricing. The void of digital platforms also implies multi-layered intermediaries that create inefficiencies and frictions in the transaction process.

China is one of the global hubs for trading pre-owned consumer electronics products. According to the CIC Report, nearly 30% of world’s pre-owned smartphones are traded through Hong Kong SAR to the global markets. Leading transactions and services platforms in China with expertise in digital operations and capabilities in mass device inspection, grading and pricing have the opportunity to disrupt the global value chain and expand their footprint worldwide. Their existing technologies and capabilities, accumulated from and refined by the enormous transaction volumes in China, can be easily extended to the global markets.

BUSINESS

Our Mission

To give a second life to all idle goods.

We founded our company with the belief that environmental problems can be addressed while achieving commercial success. Since inception, we have transformed the pre-owned consumer electronics industry in China by facilitating recycle and trade-in services and further grown the industry by connecting and empowering all participants in the ecosystem. We remain excited about pursuing our mission and will leverage our platform and technology to continue to standardize mass-market pre-owned consumer goods.

Our Vision

To enable pre-owned consumer electronics transactions and services globally by leveraging technology.

Overview

Who We Are

We are the largest pre-owned consumer electronics transactions and services platform in China in terms of GMV for electronics and the number of devices transacted by merchants and consumers, with a market share of 6.6% and 8.7% in terms of GMV for electronics and number of devices transacted, respectively, in 2020, according to the CIC Report. Our GMV for electronics and number of devices transacted on our platform for the year ended December 31, 2020 were both greater than the next five largest platforms combined, according to the CIC Report. Total GMV transacted on our platform was RMB22.8 billion and the number of consumer products transacted on our platform was 26.1 million for the twelve months ended March 31, 2021, representing year-over-year growth from the twelve months ended March 31, 2020 of 66.1% and 46.6%, respectively. Total GMV transacted on our platform was RMB6.2 billion and the number of consumer products transacted on our platform was 6.4 million for the three months ended March 31, 2021, representing year-over-year growth from the three months ended March 31, 2020 of 106.7% and 68.4%, respectively.

We have created the infrastructure for pre-owned consumer electronics transactions and services by digitalizing and standardizing the industry, with a strong focus on mobile phones. According to the CIC Report, we created the first inspection, grading and pricing processes that helped standardize the pre-owned consumer electronics industry. While core to our success is our ability to effectively source supply, our offerings today span the entire value chain for pre-owned consumer electronics. We were founded in 2011 as a consumer-oriented single service provider focused on efficiently sourcing electronic devices through AHS Recycle, China’s leading online and offline offering for recycle and trade-in services primarily for reuse. We have since evolved to an integrated transactions and services platform through the addition of PJT Marketplace, China’s leading B2B marketplace for trading electronic products and services, in late 2017. We further extended our capabilities to mass retail consumers through Paipai Marketplace, a retail marketplace for pre-owned products of certified quality which we acquired from JD Group in 2019. Starting from 2019, we have been increasing our international presence as well. With these offerings, we have reinvented how consumers, small merchants, consumer electronics brands, e-commerce platforms and retailers sell and purchase pre-owned consumer electronics. Over time, we hope to empower more participants, both in China and the rest of the world, to partake in the pre-owned electronics circulation ecosystem.

Our platform digitally integrates every step of the value chain. We obtain supply of pre-owned consumer electronics, process devices for resale using proprietary inspection, grading, and pricing technologies in our operation centers, and distribute processed devices to a variety of purchasers. We transact with consumers and small merchants at both the supply and demand sides of the value chain, ensuring that a diversity of participants have access to our platform. Through end-to-end coverage of the value chain and supply and demand participation supported by our quality and pricing benchmarks, we believe we set the standard for the industry in China. Our platform is frequently used by consumers and small merchants throughout the country for quality ratings and listing prices of pre-owned products before transacting. We leverage an online and offline presence to extend the reach of our platform. As of March 31, 2021, we operated 753 AHS stores throughout China. In 2020 and the three months ended March 31, 2021, out of all consumer products transacted on our platform, 67.7% and 69.7% were mobile phones, respectively, while the remaining were other electronics such as laptops, tablets and digital cameras, luxury goods, household items and books.

Market Opportunities in China for Creating a Pre-owned Consumer Electronics Infrastructure

Without effective recycling standards and channels, consumer electronic devices are often discarded after a short life cycle. In China, annual new device shipment volume reached 538 million in 2020, according to the CIC Report. Discarded devices pollute the environment and have impacted people’s daily lives. Additionally, though some individuals desire pre-owned devices, there are few trusted channels to purchase high-quality and reliable pre-owned devices. We are the only sizable online pre-owned consumer electronics transactions and services platform that provides quality warranty services, according to the CIC Report. As for offline channels, small merchants are incapable of trading high-quality pre-owned devices consistently absent of the necessary inspection and pricing endorsement from reputable platforms. In addition, consumers themselves are unable to distinguish the difference in credibility among various merchants.

We believe increasing the volume and speed of circulation of pre-owned consumer electronics is the solution to these problems. Our business emerged due to the inherent differences in the consumer electronics market between China and the rest of the world. We believe there is no better market in which to create the infrastructure for pre-owned devices than China given the following defining characteristics:

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Largest consumer electronics market globally: According to the CIC Report, China has the world’s largest number of consumer electronic devices in circulation in 2020, greater than that in the United States and Europe combined. More devices and more frequent roll-out of new models lead to more frequent replacements and more pre-owned goods as a result. This creates a larger market opportunity for pre-owned consumer electronics.

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More fragmented supply of pre-owned consumer electronics: According to the CIC Report, China has many more consumer electronics brands than the United States, with fewer dominant brands and a greater variety of product models. Sales channels are also more fragmented in China. Mobile phones are available for purchase at a diverse range of retailers ranging from branded stores to e-commerce platforms, offline mom-and-pop stores and small merchants. Fragmentation of supply creates the opportunity to aggregate access to pre-owned devices on a single platform.

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More varied consumer purchase patterns: Consumers in the United States frequently acquire mobile phones from mobile network operators or large retailers bundled with service contracts. Trade-ins often happen when renewing those contracts, resulting in a centralized recycling network. Meanwhile, consumers in China typically acquire mobile phones without service contracts. The lack of trade-in at contract renewal decentralizes the recycling ecosystem and diversifies the supply of pre-owned devices in China. In this diverse retail environment, trade-ins are processed inefficiently and with limited scale. This opens an opportunity for an advanced platform to facilitate recycling and the sale of pre-owned devices.

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Greater consumer demand for pre-owned goods: With a much lower disposable income per capita of US$4,983 in China compared to US$52,997 in the United States in 2020, according to the CIC Report, demand for value-for-money pre-owned consumer electronic products is much stronger in China than in more developed economies. As a result, China’s economy has a greater degree of reuse and internal circulation compared to more developed economies, where procured pre-owned consumer electronics are typically exported overseas. Internal circulation of goods leads to the creation of a complex, multi-regional value-chain dedicated to recycling and transacting pre-owned goods throughout China. The existence of this largely offline and traditional value-chain creates the need for the standardization of pre-owned goods transactions and services.

These characteristics have created tremendous and growing market opportunities in China to address pre-owned consumer electronics transactions and services. According to the CIC Report, 189 million pre-owned devices were transacted to merchants and individual buyers in 2020 with RMB252 billion in total GMV distributed to merchants and buyers. The defining characteristics of the industry will propel its rapid growth to 546 million pre-owned devices or RMB967 billion of total GMV by 2025, representing CAGRs of 24% and 31%, respectively. We believe we are uniquely positioned to capture this growing market opportunity due to the infrastructure we have created that digitalizes and standardizes the pre-owned consumer electronics industry.

Our Platform

We believe the key to capturing the tremendous opportunity in the pre-owned consumer electronics market in China is the creation of a new infrastructure defined by end-to-end coverage of the value chain and standardization of inspection, grading, and pricing.

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Aggregated Diverse Supply:    AHS Recycle, our omni-channel business and household brand for the collection of pre-owned consumer electronics, sources supply from consumers. Consumers can sell their pre-owned consumer electronics at any of our online portals or offline locations, or through our strategic partners, including JD.com and Kuaishou. AHS Recycle is central to our strategy of obtaining supply, after which devices are processed in our own operation centers and then resold primarily for reuse through our other offerings including PJT Marketplace and Paipai Marketplace.

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Efficient Demand Fulfillment:    Given the success of AHS Recycle and our proven ability to obtain supply, we launched PJT Marketplace and Paipai Marketplace to improve the circulation of pre-owned consumer electronics on our platform.

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PJT Marketplace, founded in late 2017, enables small merchants to acquire pre-owned consumer electronics and retailers, typically in the telecom and phone-retail industries, to bid-for, win, and purchase pre-owned consumer electronics. PJT Marketplace also leverages our proprietary inspection, grading and pricing capabilities and extends this recycling infrastructure to the broader industry, which allows small merchants on the selling side to facilitate their own trade-in programs and pre-owned consumer electronics transactions.

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Paipai Marketplace, acquired in 2019 from JD Group, enables consumers to buy quality pre-owned consumer goods with ease and convenience. Over time, Paipai Marketplace has expanded to inspect and sell pre-owned goods in verticals outside of electronics, such as luxury goods, household items and books.

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Standardized Inspection, Grading, and Pricing:    As of March 31, 2021, we operated seven centralized operation centers and 23 city-level operation stations equipped with proprietary data-driven processing technologies, including a fully automated center in Changzhou, China.

Devices sourced from AHS Recycle and PJT Marketplace that are eventually resold on PJT Marketplace and Paipai Marketplace pass through these centers for inspection, grading and pricing. This standardized processing creates widely accepted benchmarks for quality and pricing in the industry. According to the CIC Report, prior to the introduction of our grading and pricing mechanism, offline small merchants lacked access to standardized market quotes for pre-owned consumer electronics. According to the CIC Report, in 2020, approximately 70% of offline small merchants chose to refer to the grading and pricing mechanism from AHS Recycle and PJT Marketplace for their pre-owned consumer electronics trading operations, which we believe showcases the widely accepted benchmark we have created in the industry.

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Complementary Services:    We provide an increasing variety of services to ecosystem participants to make our platform a one-stop destination for pre-owned consumer electronics. Consumers benefit from in-store value-added services at our AHS stores such as data migration and data erasing, introduction of third-party phone screen maintenance service, instant repair, power bank rental and accessories purchase. Small merchants also have access to modularized offerings on our platform, such as testing and certification through our operation centers, our auction and bidding infrastructure, enhanced fulfillment services and consignment sales. Additionally, our comprehensive trade-in solutions help support phone brands’ trade-in programs, by handling their backend collection of devices and improving their online and offline marketing capabilities, thereby increasing the number of new devices sold.

The diagram below illustrates the major components of our platform:

Notes:

(1)	As of March 31, 2021; (2) According to the CIC Report

Our Value Propositions

Our platform brings value to all participants in the consumer electronics ecosystem. By creating industry standards, we have made transactions and services for pre-owned consumer electronics more user-friendly, efficient, transparent, secure, and environmentally friendly and socially beneficial.

•	User-friendly. Our control of supply and demand channels for pre-owned consumer electronics both online and offline has made it easier for participants to take part in the ecosystem. Those looking to sell devices can do so online through our website, mobile app, or key partnerships with e-commerce platforms such as JD.com and content community and social platforms such as Kuaishou, or offline at our 753 AHS stores and our over 1,500 self-service kiosks as of March 31, 2021. Those looking to purchase pre-owned devices can do so easily through PJT Marketplace or Paipai Marketplace. Our platform has become a go-to destination for those looking to sell or buy pre-owned devices.

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Efficient.    The digital nature and end-to-end coverage of our platform has reduced the number of intermediaries and transactions required from trade-in to eventual purchase of a pre-owned device. Our ability to obtain supply, process devices, then resell devices quickly has made the turnaround time of devices much faster than industry average and improved the economics for device sellers and purchasers. Our processing time for inspection, grading and pricing for each device before shipping takes approximately three days, while that of competitors takes up to ten days or longer, according to the CIC Report.

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Transparent.    Participants in our ecosystem trust transacting pre-owned consumer electronic devices on our platform, which provides consistent pricing based on our proprietary inspection and grading process and standardized metrics. Our nationwide footprint of AHS stores also helps build our brand recognition and provides users with a unique in-store experience, all of which make transacting on our platform easy, trustworthy and transparent.

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Secure.    We take immense pride in our commitment to data privacy protection. We maintain a stringent data clearance policy including mandatory data erasing before devices enter our operation centers and data erasing in front of our customers who transact in stores. We believe our focus on data privacy protection removes one of consumers’ key concerns with taking part in the pre-owned consumer electronics ecosystem, and will benefit the continual growth of our platform.

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Environmentally Friendly and Socially Beneficial.    Our platform reduces electronic waste by prolonging the life cycle of electronic devices. We also foster the global circulation of certified pre-owned devices, particularly to international markets with strong demand for value-for-money products. We believe that the global circulation of certified pre-owned devices helps everyone in developing economies gain equal access to the benefits of technology.

Our Innovation and Technology

Innovation and technology are at the core of our company and permeate every aspect of our operations.

Our innovations in testing tools help us obtain supply and empower others to participate in the pre-owned consumer electronics transactions. Our self-service trade-in kiosks allow devices to be inspected and display a fair sale price within two minutes. We also have proprietary inspection terminals to help small merchants inspect the need for parts replacement, functionality, battery life, or many other key features quickly and accurately.

Our operation centers are equipped with proprietary technology to assist the inspection, grading, and pricing of devices. Our AI and machine-learning driven algorithms leverage data from millions of transactions, thousands of device models, and millions of device sellers and buyers to refine our quality inspection, grading and pricing.

Our technological strengths in big data analytics improve the day-to-day operations of our AHS stores as well. We apply intelligent store management systems to capture key in-store footprints which we analyze to standardize customer service offerings and manage risk of theft or malpractice. This operational know-how also helps us select sites for new AHS store openings.

Our Scale and Financial Performance

We have experienced substantial growth since our inception in 2011. We operate an inventory-led e-commerce platform that generates product revenue from the sale of pre-owned goods, primarily pre-owned consumer electronics, as well as e-commerce marketplaces that generate services revenue from third-party sales of devices over our platform. In 2020, we had approximately 23.6 million consumer products transacted, which represented an increase of 48.4% from 15.9 million of consumer products transacted in 2019. In the three months ended March 31, 2021, we had approximately 6.4 million consumer products transacted, which represented an increase of 68.4% from 3.8 million of consumer products transacted in the same period of 2020. The number of consumer products transacted in 2020 contributed to GMV of RMB19.6 billion, representing a 60.7% growth from RMB12.2 billion of GMV in 2019. The number of consumer products transacted in the three months ended March 31, 2021 contributed to GMV of RMB6.2 billion, representing a 106.7% growth from RMB3.0 billion of GMV in the same period of 2020.

Our net revenue increased by 20.6% from RMB3,261.5 million in 2018 to RMB3,931.9 million in 2019, and further by 23.6% to RMB4,858.2 million (US$741.5 million) in 2020. Our net revenue increased by 118.8% from RMB692.2 million in the three months ended March 31, 2020 to RMB1,514.4 million (US$231.1 million) in the same period of 2021. Our loss from operations was RMB256.5 million, RMB731.8 million, RMB458.8 million (US$70.0 million) and RMB111.4 million (US$17.0 million) in 2018, 2019, 2020 and the three months ended March 31, 2021, respectively. Our adjusted loss from operations, a non-GAAP financial measure, was RMB232.8 million, RMB535.2 million, RMB143.7 million (US$21.9 million) and RMB33.6 million (US$5.1 million) in 2018, 2019, 2020 and the three months ended March 31, 2021, respectively. We recorded net loss of RMB207.9 million, RMB704.9 million, RMB470.6 million (US$71.8 million) and RMB94.8 million (US$14.5 million) in 2018, 2019, 2020 and the three months ended March 31, 2021, respectively. Our adjusted net loss, a non-GAAP financial measure, was RMB210.0 million, RMB538.4 million, RMB202.8 million (US$31.0 million) and RMB36.4 million (US$5.6 million) in 2018, 2019, 2020 and the three months ended March 31, 2021, respectively. See “Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measures.”

Our Strengths

We believe the following competitive strengths contribute to our success and set us apart from our competitors:

China’s largest pre-owned consumer electronics transactions and services platform

We are the largest pre-owned consumer electronics transactions and services platform in China in terms of GMV for electronics and number of devices transacted, according to the CIC Report, with greater GMV for electronics and number of devices transacted for the twelve months ended March 31, 2021 than the next five largest platforms combined. Our scale is further demonstrated across a number of key metrics. In 2020 and the three months ended March 31, 2021, 23.6 million and 6.4 million consumer products were transacted on our platform. Our AHS Recycle is a household brand in China. As of March 31, 2021, we operated 753 AHS stores, primarily in shopping malls with heavy foot traffic, and over 1,500 self-service kiosks in authorized phone retailers’ stores, which established our offline presence in 172 cities. We operated 393, 716 and 731 AHS stores as of December 31, 2018, 2019 and 2020, respectively, and had an offline presence in 93, 142 and 171 cities across China, respectively.

The scale we have achieved is attributable to the breadth of our platform. We provide a variety of trade-in solutions for consumers, small merchants, consumer electronic brands, e-commerce platforms and retailers. We leverage state-of-the-art quality inspection, grading and pricing technologies to process devices that are traded-in through our platform and eventually resold. We are a go-to destination to purchase pre-owned devices for consumers and merchants through our online marketplaces and partnerships with e-commerce platforms such as JD.com and content community and social platforms such as Kuaishou. We also provide a number of value-added services online and offline to the participants on our platform including device data cleansing, logistics support, and after-sales services to buyers such as warranty and return services. Our leading scale and offerings have made us the preeminent platform for pre-owned consumer electronics transactions and services in China.

Pioneer in developing industry infrastructure and standards

We have created a new infrastructure for pre-owned consumer electronics transactions and services in China defined by our end-to-end coverage in the value chain and the enhanced service quality we offer. We are a pioneer in building this infrastructure as, according to the CIC Report, we were the first company in China to:

•	extend digital trade-in capabilities to offline recycling locations

•	collaborate with consumer electronics brands to enhance trade-in capabilities and increase sales

•	enable small merchants to take part in a digital pre-owned consumer electronics transactions and services platform

•	define the industry through standardized inspection, grading, and pricing processes

•	leverage our domestic capabilities to expand overseas

The infrastructure we have created is enabled by our end-to-end coverage over the pre-owned consumer electronics value chain, from sourcing supply to processing devices to facilitating demand. Our leading sourcing network provides unmatched access to device supply from dispersed channels. We process devices using our proprietary inspection, grading, and pricing technologies which prepare collected devices for resale. Finally, we efficiently distribute pre-owned consumer electronics collected and processed by us to consumer and small merchant buyers.

This end-to-end coverage has created widely accepted industry standards. According to the CIC Report, we are the go-to platform to trade in and purchase pre-owned devices, and the devices transacted and serviced on our platform set new industry standards for quality and pricing. Our operation centers assign quality scores amongst a gradient of 40 different tiers. According to the CIC Report, we provide the most comprehensive inspection process in the industry with 20% more inspection points than the next competitor. Leveraging data insights from thousands of device models, millions of past transactions, and millions of consumer and merchant customers, we maintain a dynamic pricing matrix that also accurately assigns a price based on a given quality score. Our inspection, grading and pricing system is standardizing the industry.

Unique supply and demand flywheel driving continuous growth

We believe we capture unparalleled supply and demand for pre-owned consumer electronics.

Our leading supply sourcing covers diversified transaction scenarios and channels. We have a fully omni-channel sourcing network, which includes our website, mobile app, mobile mini programs, AHS stores and kiosks with broad coverage from top- to lower-tier cities. Our online presence enhances our accessibility and broadens our audience, while our offline presence strengthens our brand awareness, provides additional clarity to the trade-in process, and creates an important layer of interpersonal trust in the trade-in process. In a consumer survey conducted by CIC, around 85% of the respondents believe our company offers a better transaction experience than other channels, both online and offline. We also partner with key supply sources which include consumer channels such as JD.com, for whom we have been processing their “one-stop trade-in” services since 2019, and Kuaishou, on whose platform we process recycle and trade-in transactions. We are also one of Kuaishou’s certification and inspection service providers. Our partners also include major smart-phone and other consumer electronic brands and select mobile network operators for whom we process their trade-in offerings, creating a wide and dispersed network from which we source devices to establish our industry leading supply control.

Our leading demand fulfillment drives efficiency in the value chain by serving a wide range of buyers and by offering a wide range of devices across a broad quality spectrum. We sell to small merchant purchasers through our PJT Marketplace and also consumers through our Paipai Marketplace. Through both we offer a range of device quality from premium to middle- and lower- tiers. PJT Marketplace has allowed us to scale our platform by fulfilling the significant demand for pre-owned consumer electronics from small merchants nationwide. Our fast device processing time of approximately three days fulfills demand efficiently. Paipai Marketplace has allowed us to extend our reach to consumers nationwide, completing a closed-loop that begins with sourcing supply from consumers and now also facilitates demand from consumers.

No other platform has as many or as diverse channels for pre-owned consumer electronics, according to the CIC Report. As we source more pre-owned devices, the data insights generated from increased scale make our inspection, grading, and pricing more accurate and reliable. These improved standards reduce processing time and make the entire transaction process more efficient, leading to better transactions and services experiences that bring more demand to our platform. Our unique access to supply and demand strengthens the flywheel that will continue to propel our future growth.

Proprietary and innovative technologies

We have digitalized the pre-owned consumer electronics transactions and services value chain, and we leverage technology in everything that we do.

We believe that our technological strength is defined by our sourcing technologies, as well as our inspection, grading and pricing technologies. Our sourcing technologies empower merchants to inspect devices and facilitate trade-ins. We launched DeviceHero, our proprietary inspection terminal that is the size of a power bank and helps small merchants inspect the need for parts replacement, functionality, battery life, and many other key features of pre-owned devices in three minutes. We have also deployed over 1,500 automated self-service phone trade-in kiosks throughout the country, primarily through cooperation with major phone brands, to help brands process trade-ins and ultimately increase their sales. The technology in these automated kiosks allows used devices to be inspected and displays a sale price within two minutes.

We have adopted a proprietary automated inspection, grading and pricing system that is highly accurate and increasingly automated, which has been our core technological strength since 2017. We apply higher level of scrutiny on devices traded in from certain customers based on their previous transaction behavior on our platform. Our operation centers which leverage automated inspection systems are able to assign quality grading to pre-owned devices on scale significantly faster and cheaper than manual checks. As a result, we achieve superior efficiency for our inspection, grading and pricing process. Our processing time of inspection, grading and pricing for each device before shipping takes approximately three days, while that of competitors takes up to ten days or longer, according to the CIC Report.

We have created a highly accurate AI and machine learning driven smart pricing model to ensure pricing objectiveness for each device transacted on our platform. We train machine learning and deep learning models with data from thousands of phone models, millions of transactions, and the purchasing behavior of millions of consumers and small merchants that transact on our platform, including buyers’ willingness to pay, to accurately price devices. On average, the difference between the suggested listing price we give for auctions and actual transaction price on PJT Marketplace was approximately 3% in the first quarter of 2021.

We also apply an intelligent store management system across our AHS stores. Every aspect of our store operations is digitalized, from physical device collection to sales processes, inventory management and staff management. These technological features allow us to enhance the efficiency of our store operations and overall service quality, and as a result improve customer satisfaction. Furthermore, the digitalization of store management allows us to roll out new stores strategically and scale up our total store count across China more rapidly.

Highly synergistic relationship with JD Group

We have a deep and mutually beneficial relationship with JD Group, our largest shareholder, that is highly synergistic to both our and JD Group’s operations.

We strategically cooperate with JD Group where we handle all of JD.com’s transactions of pre-owned mobile phones, laptops, tablets, digital cameras and certain other electronics on the consumer end, and at the same time our own online and offline properties benefit from JD.com’s large and active consumer traffic, particularly in consumer electronics. We provide JD Group with the trade-in infrastructure, such as our inspection, grading and pricing technologies, for JD Group to offer its customers “one-stop trade-in” services. This offering allows JD Group to further incentivize consumers to buy new devices on its platforms. We also provide to JD Group offline capabilities through our large nationwide AHS store network. In turn, we leverage JD.com’s millions of active buyers as a source of consumer traffic.

Our Paipai Marketplace was acquired from JD Group in 2019 and we continue to cooperate strongly with JD Group in areas such as direct access to the Paipai Marketplace through the JD.com website and app.

We also work with JD Group on new business initiatives, including helping JD Group launch new product categories using the “one-stop trade-in” program. We also collaborate with JD Group on other business functions, such as shared marketing resources, research and development resources, logistics capabilities, customer service and after-sales services.

We plan to further strengthen our partnership with JD Group. In 2019, we renewed the business cooperation agreement initially signed in 2015 with JD Group to a general term of five years and with certain areas of cooperation extending to six years.

Visionary, entrepreneurial management team continually innovating and transforming the industry

We are led by Mr. Kerry Xuefeng Chen and our founding team who began our business in 2011 and have shaped the industry ever since. Mr. Chen has led our business and built the management team to execute our mission and vision. He has overseen the rapid growth of our platform including the evolution from a single service provider to a holistic transactions and services platform through the launch, acquisition, and integration of PJT Marketplace and Paipai Marketplace. He has proactively addressed industry-wide challenges to achieve our continued growth and success.

Our broader management team brings with them a host of diverse experiences. Our management team includes executives with deep backgrounds in consumer electronics as well as e-commerce in China such as JD Group. The combination of diverse backgrounds enables us to continually innovate and transform the pre-owned consumer electronics industry.

Our Strategies

We have advanced the pre-owned consumer electronics transactions and services industry since our inception in 2011. Our strategies aim to further grow our business as well as increase the overall penetration and circulation of pre-owned devices in China and globally. To accomplish this, we will leverage the strengths and capabilities of our integrated platform to achieve organic growth, and also actively look for new opportunities to expand our service offerings, geographical coverage and distribution channels.

Expand our sources of supply and continue to empower pre-owned consumer electronics industry participants

We remain steadfast in transforming the industry and extending our platform by serving the supply end of the value chain. By increasing the supply of pre-owned consumer electronics that are traded-in, processed and sold on our platform, we will enhance the penetration and circulation of pre-owned consumer electronics in China.

We will further expand our offline network of AHS stores and self-service kiosks to accomplish this, which will also expand our offline services as well. Our AHS stores are primarily distributed across top-tier cities. We believe that increasing the density of our offline coverage, especially in lower-tier cities across China, presents a meaningful opportunity to increase the supply on our platform as well as improve our brand recognition for consumers nation-wide.

By leveraging our technological capabilities, we aim to further empower small merchants and consumers through PJT Marketplace and Paipai Marketplace to increase the supply on our platform. We will provide small merchants and consumers proprietary technologies that enable accepting trade-in devices. This will increase the number of small merchants and consumers on our platform as well as the number of consumer products transacted on our platform.

Expanding and deepening our cooperation with partners remains a key focus for our future growth. We have recently expanded our supply partners by signing a business cooperation framework agreement with a term of 36 months with a PRC affiliate of Kuaishou, which provides our business with an exclusive designated access point in Kuaishou’s in-app Kwai Shop to process recycle and trade-in transactions of pre-owned mobile phones through its platform. The agreement also leverages our certification and inspection processes for pre-owned devices sold on Kuaishou. We plan to further strengthen our relationships with key partners, including Kuaishou, and pursue a stronger partnership with JD Group to advance the “one-stop trade-in” program. Doing so will make electronics trade-in even easier for consumers and make trade-in-and-upgrade a more default method while purchasing new electronics. We also plan to further collaborate with JD Group to expand our co-branded recycle store network. In addition, we plan to strengthen our capabilities to provide comprehensive full life-cycle services to JD Group’s users covering pre-sale, sales and post-sales processes. We believe that these collaboration efforts with JD Group will help expand the supply on our platform.

Further strengthen the industry infrastructure and our ability to define industry standards

We intend to further define industry standards for pre-owned consumer electronics transactions and services.

We plan to introduce new value-added services to deepen our relationship with participants across the pre-owned consumer electronics value chain, such as cell phone repair or refurbished-phone sales. These new services will allow our platform to capture more use-cases in the electronics ecosystem, adding to the infrastructure which we have created.

We will also invest in our operation capabilities, including building more operation centers and further automating existing ones. This investment will improve the accuracy, speed, and cost-effectiveness with which we can apply our proprietary inspection, grading, and pricing technologies to more pre-owned devices. More devices with our quality control and pricing will advance industry infrastructure, and the continuous improvement in our operation capabilities from more investments made, more experience accumulated and more data collected will further define industry standards.

Increase demand by broadening our consumer and merchant reach and other distribution channels

We plan to increase the number of consumers and small merchants to whom we sell pre-owned consumer electronic devices.

To increase the number of consumers that come to Paipai Marketplace to purchase pre-owned devices, we will further strengthen our cooperation with JD Group regarding traffic sharing. This will give our platform access to a greater percentage of JD Group’s large, active buyer base. Expansion of distribution channels will also create new growth opportunities for us. We intend to cooperate with leading live-streaming platforms that are increasingly focused on e-commerce. These partnerships will increase the number of consumers that come to our platform. In addition, we also plan to strengthen the distribution channels of Paipai Marketplace, by opening more boutique offline retail stores to reach more customers across the country.

To increase the number of small merchants that come to PJT Marketplace to purchase pre-owned devices, we plan to expand further into lower-tier cities in China. This will attract more buyers and sellers to participate in the recycling ecosystem which will in turn increase our addressable market. We will also collaborate with offline retailers looking to purchase pre-owned devices, bringing additional demand to our platform. Finally, we will expand the spectrum of services and increase the depth of services we provide to small merchants, in order to attract more buyers and sellers to our recycling ecosystem.

Continue to improve our technology capabilities

We aim to strengthen the technology capabilities of our platform. We plan to upgrade existing and introduce new automation technologies at our operation centers. We will invest in inspection, testing and warehousing technologies such as intelligent sensors and automated vertical warehousing. Further automated operation centers will decrease labor costs and increase inspection efficiency and accuracy.

Our technological capability to price devices accurately is our key competitive advantage and serves as our growth engine. We will further optimize our pricing engine by continuing to leverage the data insights from more devices processed, more transactions completed, and more consumers and small merchants who participated on our platform. This will make our assigned pricing more accurate to those who trade in and purchase on our platform, attracting more consumers and merchants.

In addition, we plan to become more data-driven in all aspects of our operations. Our AHS stores will operate more efficiently as we trace more offline operation footprints and leverage data insights to improve in-store management and customer service.

Grow our international presence

We believe that most international markets lack quality inspection and pricing standards for pre-owned consumer electronics similar to those in China before we began to standardize the industry. Meanwhile, international markets have tremendous demand for pre-owned consumer electronics as a value-for-money option to enjoy the benefits of technology. In order to capture this robust growth opportunity, we intend to expand the international presence of our business.

We plan to leverage our technology and service offerings to collaborate with international mobile network operators and device resellers. We will extend our industry standards and trade-in processes internationally to allow emerging markets such as Southeast Asia, Latin America and Africa, to benefit from the trade-in infrastructure we have created in China.

We also plan to increase the global circulation of pre-owned devices from China by selling to international device resellers. We believe there is significant demand for pre-owned devices in international markets, and selling to these markets will meaningfully increase the volume of devices transacted on our platform.

We may also pursue selected investments or acquisitions in pre-owned consumer electronics transactions and services platforms outside of China, as we believe international markets present a large market opportunity.

Our Path of Evolution

Our business has evolved since our founding as follows:

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2011 – 2017:    In 2011, we started to procure pre-owned phones and other consumer electronics from consumers through AHS Recycle. We began developing our own quality standards and testing facilities for consumer electronics at the same time. In 2014, we expanded to offline channels by opening self-operated AHS stores offline in popular shopping malls. We later opened a series of AHS branded partner stores that are jointly-operated by our partners and us, which we refer to as AHS partner stores, in selected cities to further enhance our brand awareness, offline reach and service capabilities. In 2015, we started cooperating with e-commerce platforms such as JD.com, and consumer electronics brands such as Xiaomi, to attract their user traffic to our offline AHS stores for trade-in. The omni-channel trade-in network allowed us to quickly secure supply of consumer electronics, scale up our business and accumulate know-how in the inspection, grading and pricing of pre-owned consumer electronics. From 2011 to 2017, we sold pre-owned consumer electronics procured through AHS Recycle to small merchants.

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Late 2017 – 2018:    In late 2017, we launched Paijitang Marketplace, or PJT Marketplace, an online bidding platform where AHS Recycle and third-party sellers sell pre-owned consumer electronics to buyers, such as resellers, mom-and-pop stores and other small merchants. PJT Marketplace enables retailers and small merchants in the pre-owned consumer electronics transactions and services industry in China to transition online and complete transactions under our quality certification standards. Since the launch of PJT Marketplace, we have evolved from a proprietary trade-in service provider to an open platform transaction enabler, broadening our reach to a much larger total addressable market.

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2019 and beyond:    In 2019, we acquired Paipai, which we refer to as Paipai Marketplace, from JD Group. Paipai Marketplace allows us to further satisfy demand for consumer electronics by extending our core transactions and services competencies to retail purchasers. This meaningfully complements the supply of consumer electronics provided through AHS Recycle.

The acquisition and integration of Paipai Marketplace created a closed loop as supply sourced from consumers was then sold back to consumers. In the same year, we also began to expand and establish presences outside of Mainland China to work with local carriers, merchants and retailers to collectively engage in global pre-owned consumer electronics procurement and distribution. Since early 2021, we have started a pilot project to operate offline proprietary boutique stores where we sell the devices procured from AHS Recycle and PJT Marketplace to end consumers directly. The offline proprietary stores serve as another channel to reach the demand side of the pre-owned consumer electronics industry. As of the end of March 2021, we operated 2 Paipai stores in China.

Our Platform

Our platform primarily consists of three components, AHS Recycle, PJT Marketplace and Paipai Marketplace.

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AHS Recycle is our C2B offering catering to consumers who sell their pre-owned consumer electronics or trade them in for new devices. AHS Recycle’s established online channels, together with our nationwide AHS stores, help consumers trade their devices for fair prices with data privacy and security ensured. A substantial portion of devices procured from AHS Recycle are sold either through PJT Marketplace or through Paipai Marketplace.

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PJT Marketplace is our B2B offering providing small merchants with a comprehensive suite of solutions, including bidding transactions among small merchants, standardized certification of devices, pricing suggestions and optimized inventory turnover. PJT Marketplace allows small merchants and other participants along the pre-owned consumer electronics value chain to launch their own trade-in programs at ease. Consumer electronics sourced from AHS Recycle are also sold to small merchants on PJT Marketplace.

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Paipai Marketplace is our B2C offering on which consumers can purchase all types of pre-owned products, primarily consumer electronics. We mainly provide platform services to third-party merchants under two models: the consignment model where we conduct device certification in our operation centers, and the POP model where the devices do not go through our operation center. We also sell devices sourced from AHS Recycle. We select high quality devices among those sourced from third-party merchants and AHS Recycle and sell them in our Paipai Selection (拍拍严选) flagship stores to attract more consumers. Under both models, we provide consumers on Paipai Marketplace with consistent high-quality customer services.

In addition, through AHS Device, our international portal, we sell pre-owned consumer electronics primarily sourced through mobile network operators and merchants in developed economies, to merchants and other distributors outside of China, primarily in the Southeast Asia and Africa.

We generate product revenues primarily from sales of devices that are sourced online and offline through AHS Recycle, to buyers through PJT Marketplace and Paipai Marketplace, as well as sales in AHS stores. We also generate service revenues as a certain percentage of the total value of each transaction completed on PJT Marketplace and Paipai Marketplace.

Supply Side

AHS Recycle

We procure consumer electronic devices through AHS Recycle via online and offline channels.

Online channels

Our AHS Recycle online channels include our AHS Recycle mobile app, Weixin official account and mini program, our website, our e-commerce platform partners’ portals, and the online platforms of consumer electronics brands that we cooperate with. In 2020, approximately 75% of total GMV of pre-owned consumer electronics sourced by AHS Recycle were either delivered to offline AHS stores or picked up by AHS Recycle representatives physically, while approximately 25% were couriered directly to operation centers. The screenshots below demonstrate a selection of the variety of online portals where consumers can access our platform and services:

For a typical consumer who visits AHS Recycle online, we provide a seamless transaction experience as follows:

Device condition inquiry.    On the main page of the gateway, the consumer can choose the type of device he or she intends to sell, followed by the brand and model. The consumer is then guided to answer a series of questions about the condition of the device, including time and channel of prior purchase, whether the device functions normally, whether the screen remains intact, whether there are any damages to the body of the device, terms of warranty left and other dysfunctionalities, if any.

Estimated pricing.    Upon providing responses to the set of questions, a consumer obtains estimated pricing in real time. The pricing is automatically generated by our central database, taking into consideration not only the current condition of the device, but also market demand, depreciation and other factors that impact the retail value of the device. The consumer is then able to decide whether to proceed with selling or trade-in based on the estimated pricing.

Confirm sale or trade-in order.    If the estimated pricing meets the consumer’s expectation, the consumer can place an order to sell the device or trade it in for a newer model. The consumer would have three options for the next step: to go to a nearby offline AHS store as suggested by the online gateway, to arrange an inspection and pick-up by an AHS Recycle representative at the consumer’s designated location, or to courier the device directly to an operation center, where the device is inspected, graded and priced.

Certification and pricing.    After receiving the device from the consumer, we apply our standard certification process to the device. We then offer the consumer a final price quote using a similar pricing model as the one for estimated pricing. This step ensures setting a fair price based on a consistent standard. Our consumer service team will answer any potential questions the consumer may have regarding the certification and the final price quote for his or her device.

For a consumer who chooses to courier the device to an operation center, we notify the consumer of the final price quote typically within 48 hours after we receive the device. For a consumer who chooses to go to a nearby offline AHS store or arrange pick-up by an AHS Recycle representative, inspection, grading and pricing can be performed instantly. we notify the consumer of the final price quote we offer typically within 48 hours after we receive the device.

Completion of order.    If the consumer agrees to the price quote, we will complete the order by issuing payment to the consumer and erasing all user data stored in the device. If the consumer asks to cancel the order, we will send the device back to the consumer within 48 hours upon receipt of a cancellation request.

One-stop trade-in option.    The consumer also has the option of trade-in through AHS Recycle. We cooperate with major e-commerce platforms and consumer electronics brands to offer new devices, and we provide consumers options to trade in with a seamless transaction experience. This helps business partners promote sales and marketing of their new devices and allow their consumers access to our widespread offline reach and exceptional supply chain capabilities. If a consumer opts for a trade-in, we do not typically transmit any payment to the consumer, but instead apply the value of the consumer’s existing device towards lowering the overall amount of payment for the consumer’s new device. Consumers have the option to receive new devices in-store or via in-person pick-up. For trade-in transactions, we provide similar certification, pricing and data erasing services as recycling transactions.

The screenshots below demonstrate the ease with which consumers can complete a trade-in transaction with our support, specifically on our partner JD.com:

Offline channels

We operate AHS stores offline in selected locations, including self-operated stores primarily in first- and second-tier cities, and jointly-operated partner stores primarily in lower-tier cities. We strategically set up our AHS stores in highly desirable, densely populated locations with strong foot traffic, mostly in popular shopping malls. For our self-operated AHS stores, we lease the properties, employ the store clerks and take full control of the daily operations. For AHS partner stores, we provide training and intelligent operational systems to support in-store operating personnel and store management. We sell the vast majority of devices procured from offline AHS stores to third-party merchants via PJT Marketplace. Below is a photo of an AHS store in China:

Consumers are guided to offline AHS stores by our business partners, such as consumer electronics brands and JD.com, and our AHS online channels. Our AHS stores attract a large number of walk-in consumers, given that they are located in areas with strong foot traffic, and also serve as convenient physical channels for devices delivery. In 2020, approximately 75% of total GMV of pre-owned consumer electronics sourced by AHS Recycle were either delivered to offline AHS stores or picked up by AHS Recycle representatives physically. A typical consumer’s journey in an offline AHS store is as follows:

Certification and pricing.    A store clerk first conducts a preliminary check of the device regarding its brand, model, time of production, channel of prior purchase and other basic criteria. The clerk then applies our comprehensive checking and certification process on the device, and provides a price quote accordingly. The price quote is based on our consistent pricing model applicable to both online and offline transactions. If the consumer has any questions or concerns about the price quote, the clerk will provide assistance accordingly.

Data migration and erasing.    To ensure data privacy, we conduct data erasing as a mandatory procedure before transporting any device into our operation centers. At AHS stores, we erase all user data on pre-owned devices in front of consumers in order to make the consumers feel comfortable and secure. If the consumer has a new device at hand, or opts to trade in for a new device available in-store, the clerk will help the consumer migrate data from the old device to the new device.

Completion of order.    For orders placed directly in AHS stores, consumers get paid immediately after the device has gone through the standard process of certification, order confirmation and data erasing.

Additional services.    In-store consumers can enjoy a number of services such as data migration and data erasing, and accessories purchase, as well as introduction of third-party phone screen maintenance service, instant repair and power bank rental provided by third-party suppliers. Additionally, in a trade-in scenario, the clerk will help recommend suitable models of new devices based on the consumer’s needs, and advise device availability, for example, in offline AHS stores in the same city, or available from other AHS partner online channels, such as JD.com.

We are able to leverage our AHS stores to ensure seamless transaction experiences and high quality customer service. Our overall business growth also benefits from the increased brand presence and awareness raised by our network of AHS stores. As of December 31, 2018, 2019 and 2020 and March 31, 2021, we had 393, 716, 731 and 753 AHS stores, respectively, located in 93, 142, 171 and 172 cities in China, respectively.

Partnership with key supply sources

We have established, and intend to continue to build business alliances and partnerships to grow our supply sources. In 2019, concurrently with our acquisition of Paipai Marketplace second-hand business from JD Group, we entered into a five-year business cooperation agreement with JD Group. JD Group offers trade-in of pre-owned mobile phones, laptops, tablets, digital cameras and certain other electronics for new models on its platform that is exclusively supported by our service offerings. After placing an order on the JD Group’s e-commerce platforms for trading-in a device, a customer may be guided to the nearest offline AHS store. We offer customers from JD.com’s platforms similar transaction experiences and the same standard of customer service as we do to customers from AHS Recycle. Starting from 2019, we also handle consumer electronics from JD spare stock (京东备件库) for distribution on PJT and Paipai Marketplaces. JD spare stock contains consumer electronics that are returned to JD.com’s platforms as a result of its seven-day return policy or replaced due to package damage. These devices are close to brand new, and are hence popular among purchasers on PJT Marketplace.

In 2021, we entered into a business cooperation framework agreement with a term of 36 months with a PRC affiliate of Kuaishou, a leading content community and social platform in China, to enhance our pre-owned device sourcing capabilities. This strategic partnership provides us with an exclusive designated access point in Kuaishou’s in-app Kwai Shop, which allows us to process recycle and trade-in transactions of pre-owned mobile phones through its platform. The agreement also leverages our certification and inspection processes for pre-owned devices sold on Kuaishou. This agreement expands the supply of pre-owned devices on our platform. Additionally, the partnership has the potential to greatly extend our 2C consumer sales reach with differentiated access to Kuaishou’s hundreds of millions of daily active users.

We have also formed strong business alliances with leading consumer electronics brands, whom we refer to as our brand partners, and authorized distributors of certain leading consumer electronics brands, whom we refer to as our distributor partners. We primarily cooperate with our brand partners and distributor partners under the trade-in scenario. Our brand partners and distributor partners typically offer trade-in services on their official website, mobile app and authorized offline retail stores, and these services are primarily supported by our service offerings. Customers of our brand partners and distributor partners are guided to our AHS stores and kiosks to have their trade-in orders fulfilled. Hundreds of millions of annual active customer accounts on JD platforms and customers of our brand partners and distributor partners bring a significant number of devices transacted on AHS Recycle.

Third-party merchants

Third-party merchants and consumer electronics retailers can choose PJT Marketplace or Paipai Marketplace to sell the products they hold. Typically, between the two marketplaces, PJT Marketplace provides merchants with faster turnaround due to the highly efficient auction transaction model. Paipai Marketplace allows merchants to enjoy higher retail margin, as the products are sold directly to end users.

For all devices distributed on PJT Marketplace in 2020 and the three months ended March 31, 2021, 68% and 67% were inspected in our operation centers, respectively, while the remainder were inspected by third-party merchants, both under our certification and grading standards. We provide suggested pricing for each device listed on PJT Marketplace, regardless of whether the device has been inspected in our own operation centers. We charge sellers on PJT Marketplace a commission, typically ranging from 1% to 3% of the executed transaction price. As of March 31, 2021, there were over 115,000 third-party merchants registered as sellers on our PJT Marketplace.

Third-party merchants on Paipai Marketplace sell their products under two models: the consignment model where we conduct device certification in our operation centers, and the POP model where devices do not go through our operation center. Under the consignment model, we recommend a transaction price for the seller to consider, while under the POP model, the sellers have full control of the pricing under the POP model and take our pricing suggestions as references only. The pricing of similar devices at similar conditions sold under both models are usually similar. In 2020 and the three months ended March 31, 2021, the majority of products on Paipai Marketplace were sold under the POP model. We charge the sellers on Paipai Marketplace a commission that typically ranges from 4% to 10% of the executed transaction price. We also operate our own flagship stores on Paipai Marketplace, where we either act as a seller under the POP model ourselves and inspect and certify the devices in our operation centers, or provide transaction services under the consignment model.

Demand Side

We primarily sell the pre-owned consumer electronics we source through various channels to buyers on PJT Marketplace and Paipai Marketplace. In 2020 and the three months ended March 31, 2021, among all devices transacted on our platform, 41% and 40%, respectively, were distributed through Paipai Marketplace, while 59% and 60%, respectively, were distributed through PJT Marketplace and other channels.

Buyers on PJT Marketplace

Buyers on PJT Marketplace are primarily small merchants who sell devices to downstream retailers, retailers who sell devices to end consumers, and small and medium enterprises who purchase devices for their employees for business use. Compared with purchasing offline, buyers on PJT Marketplace get to procure devices through fewer middlemen, which generally lowers costs. On PJT Marketplace, they also have access to a more diverse selection from a wider array of sources as well as the quality assurance services we provide.

We use a blind auction model to motivate more merchants to participate in PJT Marketplace. In a blind auction on PJT Marketplace, only the information of the device for sale is shown. Information of the seller and other bidders, and the bidding prices of other participating bidders are all hidden. We believe the blind auction model has significantly improved bidding efficiency. We notify the winning bidder and charge the purchaser a commission, typically ranging from 1% to 3% of the executed transaction price.

Buyers on Paipai Marketplace

Buyers on Paipai Marketplace are primarily consumers who desire value-for-money products. A substantial portion of these consumers are attracted from the portals of JD.com’s platforms. Buyers have access to a broad range of product categories and ample selection within each category of products on Paipai Marketplace. Consumer electronics account for the majority of sales orders completed.

Our value propositions to buyers on Paipai Marketplace are as follows:

Product search or recommendation.    We provide an intuitive user interface to help the buyer navigate through a vast selection of devices. The buyer can search on the Paipai portal of JD.com’s app and find our products by brand, model, price and other features. Leveraging our deep understanding of the industry and user behavior, we are able to personalize and prioritize the display of high-quality listings according to the buyer’s specific needs and requirements, which can make the decision-making process more efficient for the buyer.

Device certification and pricing.    For pre-owned consumer electronics sold under the consignment model, either by other merchants or in our own flagship stores on Paipai Marketplace, we conduct certification and recommend retail prices using our proprietary pricing model. We believe this ensures the devices are reasonably priced, which in turn improves transparency of the transaction process and strengthens customer trust.

Customer support.    Throughout the transaction process, the buyer can contact our customer service personnel via online chat or hotlines. The team is in charge of addressing customer queries and providing timely, comprehensive customer services.

Shipping and handling.    Once the buyer places an order, our nationwide logistics and delivery service, primarily powered by JD Logistics and SF Express, ensures the product ordered from our own flagship stores and third-party merchants under consignment model is delivered to the buyer in a timely manner. Once the buyer confirms receipt of the product in described condition, we mark the order as completed.

Product return and quality warranty policy.    If the buyer is not satisfied with the product purchased from our own flagship stores and third-party merchants under consignment model, he or she can apply for a return within seven days after receipt. The buyer can then courier the product to our operation centers and get the refund within one day upon our receipt of the product. In addition, for pre-owned consumer electronics sold in our own flagship stores, we offer one-year quality warranty policy.

Our Operation Centers

As of March 31, 2021, we operated seven centralized operation centers, equipped with proprietary data-driven processing technologies, in Shanghai, Shenzhen, Changzhou, Wuhan, Chengdu, Tianjin and Hong Kong. Our centralized operation center in Changzhou is fully automated. It adopts automation in all key functions, from acceptance of delivery, inspection, warehousing to support functions, with 90% of these procedures automated. The automated device inspection technology is highly reliable, with an accuracy rate of over 99% in March 2021 in our Changzhou operation center. We also operated 23 city-level operation stations as a supplement to these centralized operation centers to enhance services accessibility for our customers. As of March 31, 2021, we had a team of 551 personnel working in our centralized operation centers and city-level operation stations.

A substantial number of products sold on AHS Recycle, PJT Marketplace and Paipai Marketplace go through standard certification or inspection process that takes on average six hours at our operation centers. Our standard inspection examines 38 criteria and consists of three key steps: firstly, exterior inspection, such as scratch inspection; secondly, hardware inspection, such as Bluetooth inspection and touch screen inspection; and thirdly, interior inspection, such as water damage inspection. Upon completion of the inspection or certification, our system automatically generates a comprehensive, standardized report. Each report includes extensive information on the exterior, hardware and interior of the device. In 2020 and the three months ended March 31, 2021, approximately 68% and 67%, respectively, of devices that were distributed on PJT Marketplace went through our proprietary inspection process in the operations centers, with the rest being inspected by third parties.

The advanced technologies and streamlined processes we apply in our operation centers enable us to standardize the industry. Our best-in-class inspection technologies and grading process allow us to categorize the inherently non-standardized pre-owned consumer electronics into standard grades that customers can rely on. The automation of our operation centers enhances the efficiency of our business operations by increasing processing capacity and reducing error rate and labor cost. Below are photos of our fully automated operation center in Changzhou.

Our Services

Offline customer service

As of March 31, 2021, we operated 753 AHS stores in 172 cities across China. Our offline AHS stores serve as convenient access points for local walk-in consumers, which not only help us reach more consumers, but also increase our brand awareness.

In our AHS stores, our strong service capabilities enable a consumer to have his or her pre-owned consumer electronics certified, graded and priced within three minutes. Furthermore, store clerks provide speedy and efficient data migration and data erasing services to consumers through our proprietary data erasing software. Our AHS stores also provide certain trade-in services such as on-site inspection, grading and pricing to complement mail-in trade-ins.

AHS stores also offer complementary services, such as phone screen insurance, instant repair, power bank rental and accessories purchase. Through these high-frequency interactions, clerks are able to build connections with consumers, which also generate effective transaction leads. We believe these high-quality in-store customer services we offer differentiate us from other transaction platforms.

Additionally, we provide a suite of omni-channel comprehensive solutions to phone brands, which provide access to different aspects of our platform to facilitate their own trade-in transactions. For example, after placing an order on an online portal of our brand partner, a consumer may be guided to the nearest offline AHS store to trade-in a device.

Quality warranty

Leveraging our deep industry know-how and our capabilities in inspection, grading and pricing of consumer electronics, we offer quality warranties for products sold on Paipai Marketplace while ensuring a relatively low return rate. According to the CIC Report, we are the first pre-owned consumer electronics transaction platform to provide such warranty in China. Pre-owned consumer electronics transaction platforms typically do not offer quality warranty to purchasers, as the quality of pre-owned goods is inherently uncertain, according to the CIC Report. We believe the quality warranty we offer showcases our unparalleled expertise in the industry, and promotes customer trust in PJT Marketplace and Paipai Marketplace.

We provide a three-day return policy to purchasers on PJT Marketplace who prove the products they purchased to be defective by uploading pictures and other evidence. For purchasers on Paipai Marketplace, we provide a seven-day return policy. Purchasers who wish to return the purchased products and have their requests approved can courier the products to our operation centers. We will issue the refund to the customer promptly upon receipt of the products and confirming refundable.

The quality of devices sold by third-party merchants is also important to maintaining the brand image of PJT Marketplace and Paipai Marketplace. We also evaluate the qualities of products sold by third-party merchants on a weekly basis, primarily based on return rate of products sold by such third-party merchants. For third-party merchants who continually incur high return rate, we may take measures, such as charging them fines, to reduce their activities on our platform.

Logistics and online order fulfillment

We maintain a long-term cooperative relationship with reputable delivery service providers, including JD Logistics and SF Express, to fulfill our orders, who in turn provide to us and our customers tailored delivery and pick-up services.

Customers can seamlessly interact with us online and offline for their order fulfillment. When placing orders on AHS Recycle, customers may choose in-person delivery at an offline AHS store or door-to-door delivery to one of our operation centers. For bidding orders placed on PJT Marketplace, we deliver the devices from our operation stations to the buyers through third-party delivery service providers we work with, primarily SF Express. For purchase orders placed on Paipai Marketplace, we primarily utilize the services of JD Logistics to make delivery.

Our International Business

We are expanding our pre-owned consumer electronics transactions and services overseas, primarily through AHS Device. We anticipate that international markets will benefit from our proprietary inspection, grading and pricing technologies, which will automate the entire transaction process and significantly save time and labor costs.

We source pre-owned consumer electronics for distribution outside of China primarily through mobile network operators and merchants in developed economies. Our pre-owned consumer electronics on our international portal also go through the standard inspection, grading and pricing process through our operation center in Hong Kong, and are then sold to other merchants internationally as well as consumers through other international e-commerce platforms, primarily in Southeast Asia, Latin America and Africa.

We may pursue new strategic initiatives to expand our business overseas in the future, including through mergers, acquisitions and joint ventures outside of China. As of the date of this prospectus, we have not identified any specific targets for mergers, acquisitions or establishing joint ventures.

Our Strategic Partners

JD Group

We have a long history of cooperation with JD Group, a leading e-commerce company in China and our largest shareholder.

In 2015, we started empowering JD Group with our recycle and trade-in service capabilities.

In June 2019, JD Group invested in our company, which marked the beginning of our large-scale and in-depth cooperation with JD Group. In connection with the investment, JD Group merged its Paipai Marketplace second-hand business into ours, and entered into a five-year business cooperation agreement, as supplemented, or the BCA, with us covering cooperation in areas such as user traffic, marketing, research and development, commission sharing, supply chain and logistics, and customer service and after-sales services. Under the JD BCA, JD Group authorized us to operate and we agreed to provide platform services to its spare stock, which constitutes a complementary source of supply on PJT Marketplace and Paipai Marketplace. Under the JD BCA, JD Group agreed to a five-year non-compete commitment with respect to certain product categories. As part of our strategic partnership, JD Group offers us the access portals embedded in the JD mobile app, the JD.com website and JD’s Weixin mini-program, which channel us to the consumer traffic available on JD platforms.

We further leveraged our inspection, grading and pricing technologies to facilitate JD Group’s “one-stop trade-in” service to its customers. Upon placing a shopping order on JD platforms, customers are guided to AHS Recycle service embedded in JD mobile app, through either to the nearest offline AHS store, or to pick up new devices and trade-in pre-owned devices. We also provide superior in-store customer experience to those customers who are guided to our offline AHS stores from JD platforms.

In August 2019, to enhance our cooperation, we entered into an agreement with JD Group, pursuant to which we are authorized to use the JD Cellphone brand name in our AHS stores. In 2020, we entered into an agreement with JD Group, pursuant to which JD transferred a few brand names to us, including Wanwuxinsheng (万物新生), which has become our major brand in China. In 2018, 2019, 2020 and three months ended March 31, 2021, our cooperation with JD Group contributed RMB1.0 billion, RMB1.3 billion, RMB2.0 billion and RMB0.6 billion, respectively, of our GMV for product sales, and a vast majority of the GMV facilitated on our Paipai Marketplace.

Other Internet Platforms

In 2021, we entered into a business cooperation framework agreement with a PRC affiliate of Kuaishou, a leading content community and social platform in China, to enhance our pre-owned device sourcing capabilities. This strategic partnership provides us with an exclusive designated access point in Kuaishou’s in-app Kwai Shop, which allows us to process recycle and trade-in transactions of pre-owned mobile phones through its platform. The agreement also leverages our certification and inspection processes for all pre-owned devices sold on Kuaishou. This agreement expands the supply of pre-owned devices on our platform. Additionally, the partnership has the potential to greatly extend our 2C consumer sales reach with differentiated access to Kuaishou’s hundreds of millions of daily active users.

Brand partners

We entered into business cooperation agreements with certain globally-recognized consumer electronics manufacturers, covering cooperation in areas such as user traffic, marketing and commission sharing, typically with a term of one to three years. Under these business cooperation agreements, our brand partners offer us prominent access points on their official websites, mobile apps and Weixin mini-programs to provide us with traffic support, in exchange for which we provide recycle and/or trade-in services to their customers.

Technology Infrastructure

Our Supply Sourcing Technology

We apply our proprietary technology to help source supply of pre-owned consumer electronics and empower others to participate in the pre-owned consumer electronics ecosystem. In June 2020, we launched DeviceHero, our proprietary inspection terminal that is the size of a power bank. DeviceHero helps small merchants inspect the need for parts replacement, functionality, battery life and many other key features of pre-owned devices. A DeviceHero box automatically begins inspection of a device’s features once connected. After inspection, it transfers the results back to our big data platform to assess pricing and quality. DeviceHero box empowers small merchants for plug-in inspection and precision pricing within three minutes.

In order to further strengthen our offline service capabilities, we place self-service recycling kiosks in selected brand stores. As of March 31, 2021, we had over 1,500 self-service recycling kiosks in major phone retailers throughout the country to help brands and their authorized distribution channels process trade-ins. These kiosks are equipped with similar inspection technology as our DeviceHero boxes and leverage data from millions of transactions and thousands of phone models to inspect, grade and price devices. They are able to inspect and display a sale price for pre-owned devices within two minutes. The kiosks temporarily store the recycled devices before they are shipped downstream for further certification and distribution on PJT Marketplace.

Our Inspection, Grading and Pricing Technology

We inspect or certify most devices sourced from AHS Recycle and sold on PJT Marketplace and Paipai Marketplace. We have developed a comprehensive inspection and certification system covering hardware, exterior and interior inspection. We had a dedicated device inspection team consisting of 224 members as of March 31, 2021. As of March 31, 2021, we had obtained ten patents in relation to consumer electronics inspection and certification. Our inspection capabilities are also recognized and trusted by both consumers and merchants. For example, as of March 31, 2021, we had licensed our DeviceHero proprietary inspection system to approximately 15,000 small merchants to facilitate their inspection of the functionality, battery life and other features of pre-owned consumer electronic devices.

Based on a substantial amount of data on devices and transactions, we have also developed a unified grading standard which comprises of 40 grading tiers. This grading standard has been recognized by all types of participants in the pre-owned consumer electronic devices industry, including retailers, small merchants and consumers.

Our platform has generated a wealth of data on devices and transactions that continually improves our pricing system. We use proprietary algorithms to optimize pricing based on factors such as brand, model, age, condition, color and current market demand. Increasingly, we are using our technology platform to automate pricing of the devices sold through our platform. We also provide human oversight of the pricing process, which allows us to recognize and appropriately adjust for real-time changes in market trends. Leveraging our accurate and efficient pricing capabilities, for devices on PJT Marketplace, we provide a suggested starting price and an estimated final transaction price for the seller’s reference.

Proprietary In-store Operations System

We develop and employ our own proprietary operations system, complemented by our strengths in big data analytics, within our in-store network to enhance our day-to-day operational decision-making. Our in-store operations system continuously generates substantial data within our in-store network by observing consumer behavior and transaction preferences, which can be analyzed to optimize store management, standardize customer service offerings, and manage operational risks such as theft or malpractice. We also leverage our proprietary in-store operations system to help in strategic decision making, such as site selection for new store openings and renewal of agreements with partners of our jointly-operated stores.

Environmental and Social Responsibility

Being environmentally-friendly and having positive social impact is an integral part of our business. Our platform reduces electronic waste by increasing the life cycle of electronic devices. By distributing pre-owned devices to developing areas, we enable access to more affordable consumer electronics in those regions based on our advanced technologies.

We are committed to sustainable development and constantly advocate for the harmonious coexistence between human and nature. Since 2018, we have been launching various initiatives, such as public welfare actions, to encourage consumers to protect our environment. For example, as of March 31, 2021, we had donated pre-owned iPads we procured from AHS Recycle of over RMB0.6 million worth of value to elementary schools in rural areas to support local education, helping tens of thousands of students.

We believe it is our responsibility to contribute to our community in difficult times, and have donated fund and medical supplies to support China’s nationwide efforts to contain the COVID-19 pandemic.

Risk Management and Compliance

Product Quality and Safety

We have established a unified product inspection system, for products sourced from offline and online channels, to ensure product quality and safety.

To control the quality of products sold by third-party merchants, we also conduct quality evaluation over such products, primarily based on return rate. For third-party merchants who continually incur high return rate, we may take measures, such as charging them fines, to reduce their activities on our platform.

Information and Data Security

For all devices collected by us, we use proprietary data erasing software to sanitize sensitive information, ensure data security and avoid data leakage.

We have collected a vast amount of data that are related to our business, all with consent from owners of such information. We are committed to protecting the privacy and security of such data. We have established and implemented a strict platform-wide policy on data collection, processing and usage. Besides, we comply with security policies and measures established by JD Group in relation to our partnership with them on AHS Recycle and Paipai Marketplace.

To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security policy. We anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority. In addition, we ensure the security and compliance of our information and technology system. Our system was certified as Safety Level III Computer Information System in 2019 by the public security department. In early 2021, we obtained the 27001 Information Security Management System Certification of the International Organization for Standardization.

We back up our data on a daily basis in multiple secured data storage systems to minimize the risk of data loss. We also conduct frequent reviews of our back-up systems to ensure that they function properly and are well maintained. We have also established an information security team to protect our systems from unauthorized access and malicious attacks, and safeguard the integrity and security of our user data.

See “Risk Factors—Risks Related to Our Business and Industry—Privacy concerns relating to pre-owned consumer electronics and the collection, store and use of customer information could deter current and potential customers from choosing our products or services, damage our reputation, impede our business growth and thus negatively impact our business.”

Regulatory Compliance

We have adopted an Anti-Corruption Compliance Policy in which we strictly forbid any kickbacks or other payments to a customer to secure purchases. The prohibition applies to both direct and indirect payments, such as payments in disguise of discounts and gifts.

To effectuate our anti-kickback policies and policies against other prohibited conducts, our internal control department, legal department, and corporate governance department coordinate to monitor the compliance of our business activities and handle complaints and whistle-blowing cases through our internal compliance reporting email. We post violations and our disciplinary decisions against violations on our internal website.

Fraud Prevention

We have a dedicated team to constantly monitor transactions and employees’ and customers’ behavior on our platform.

We strictly enforce our anti-fraud measures. For example, we require our customers on AHS Recycle and both sellers and buyers on PJT Marketplace to provide identification documents such as identification card and business licenses to authenticate their identity and require them to enter passcode of the electronics to prevent fraud. Besides, to monitor the risks associated with the devices on our platform, our professionals check whether a device was opened or replaced with unauthorized parts.

Intellectual Properties

We regard our patents, trademarks, copyrights, domain names, know-hows, proprietary technologies, and similar intellectual property as critical to our success. As of March 31, 2021, we had 42 patents registered. As of March 31, 2021, we also owned 273 registered trademarks, 10 registered copyrights and 68 registered software programs developed by us relating to various aspects of our operations, and 64 registered domain names, including aihuishou.com and paijitang.com. In addition, JD Group is in the process of transferring the paipai.com domain name to us.

We seek to protect our technology and associated intellectual property rights through a combination of patent, copyright and trademark laws, as well as license agreements and other contractual protections. In addition, we enter into employment agreements with confidentiality arrangements with our employees to protect our proprietary rights. The agreements we enter into with our employees also provide that all patents, software, inventions, developments, works of authorship and trade secrets created by them during the course of their employment with us are our property.

We intend to protect our technology and proprietary rights vigorously. We have employed internal policies, confidentiality agreements, encryptions and data security measures to protect our proprietary rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Risk Factors—Risks Related to Our Business and Industry—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position” and “Risk Factors—Risks Related to Our Business and Industry—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

Branding and Marketing

We believe that our omni-channel business model, in its nature, can efficiently bring strong user traffic, and our high-quality services lead to strong word-of-mouth referrals, which drive customer awareness of our brands. Our sales and marketing team, consisting of 275 personnel as of March 31, 2021, is dedicated to implementing our multi-channel marketing strategy both online and offline.

To build our brand awareness, we utilize mass market advertising, especially in locations with high population density such as subway stations. In recent years, we have also expanded our marketing efforts into emerging channels, such as live streaming and short-video platforms. For example, we place ads in highly popular media content and collaborate with social media influencers on leading live-streaming platforms. Further, we leverage social media campaigns to raise our brand awareness, promote our marketplaces and the products sold thereon.

For user acquisition, we have leveraged both online and offline presence to generate traffic to our platform. For example, our offline AHS stores are conveniently located in places with heavy foot traffic, attracting considerable walk-in consumers. We also leverage hundreds of millions of annual active customer accounts on JD.com platforms as a source of user traffic.

Competition

The pre-owned consumer electronics industry in China is rapidly evolving and increasingly competitive. Although we believe no other industry player in China operates under the end-to-end platform business model like ours, we face competition from players who operate a business overlapping with or similar to one or several components of our platform. For example, we compete with other platforms for pre-owned goods transactions.

We believe we compete on the basis of our abilities to create a new infrastructure defined by our end-to-end coverage of the value chain including the supply chain and standardizing of inspection, grading, and pricing. According to the CIC Report, we are the only end-to-end platform integrating C2B, B2B and B2C capabilities with both online and offline presence in China. We believe that our diverse sources of supply also give us a competitive advantage, given our wide coverage of the supply chain. According to the CIC Report, we had a market share of 8.7% in 2020 in terms of number of devices transacted, which is higher than the approximately 4.4% of market share combined held by the next five players in China, and we are expected to continue to hold the market leading position in the near future.

Employee

We had 2,388 and 2,281 full-time employees as of December 31, 2020 and March 31, 2021, respectively, the vast majority of which are located in China. The following table sets forth the number of our full-time employees as of March 31, 2021:

Function	Number of Employees	Percentage
Operation and Fulfillment	1,476	64.7%
Research and Development	431	18.9%
Sales and Marketing	275	12.1%
General Administration and Support	89	3.9%
Customer Service	10	0.4%

Total	2,281	100.0%

In addition to our own employees, our workforce also includes 2,218 outsourced workers and 185 part-time personnel, as of March 31, 2021. We enter into contracts with our labor outsourcing partners and part-time personnel as required by applicable laws and regulations.

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and creativity. As a result, we have generally been able to attract and retain high-quality and qualified personnel. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

We enter into standard employment agreements with our employees. Our employment agreements with our senior management include standard confidentiality and non-compete clauses.

Facilities

Our headquarters are located in Shanghai, where we leased an aggregate area of over 7,700 square meters as of March 31, 2021 for office space. As of March 31, 2021, we had seven operation centers with an aggregate floor area of approximately 39,967 square meters across Mainland China and Hong Kong.

Our servers are hosted in Hangzhou, China. These data centers are owned and maintained by third-party data center operators. We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans as needed.

As of March 31, 2021, we leased properties for all of our 443 directly operated offline AHS stores across 24 cities in China.

Insurance

We provide social security insurance for our employees as required by PRC law. Consistent with customary industry practice in China, we do not maintain business interruption or product transportation insurance, nor do we maintain key-man insurance. See “Risk Factors—Risk Factors Related to Our Business and Industry—We have limited insurance coverage, which could expose us to significant costs and business disruption.”

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATION

We are subject to a variety of PRC laws, rules and regulations affecting many aspects of our business. This section sets out a summary of the major relevant laws, regulations, rules and policies which may have material impact on our business and operations.

Regulation Relating to the Circulation of Pre-owned Electronics

The Measures for Administration of the Circulation of Second-hand Goods (for Trial Implementation) issued by the Ministry of Internal Trade of the PRC (which is the predecessor of the MOFCOM) and the Ministry of Public Security of the PRC on March 9, 1998 requires that second-hand goods operators shall record the names of entities and the resident identity cards of individuals that/who sell or consign for sale, or are entrusted to sell or consign for sale second-hand goods; and shall strictly check the power of attorney of the entrusting entities and resident identity cards of the entrusting individuals.

The Administrative Measures for the Recycling of Renewable Resources, or the Recycling of Renewable Resources Measures, which initially took effect on March 27, 2007 and amended by the MOFCOM and other authorities on November 30, 2019, regulates “renewable resources” including all kinds of wastes that are generated in social production and living and consumption, and that have lost all or part of their use value, but can regain use value through recovery and processing, including discarded electronic products, etc. To engage in renewable resources recovery business, a recycling operator can start business only after getting a business license, and the business scope specified on the business license shall include the business of recycling of renewable resources. In addition to the requirements under the Recycling of Renewable Resources Measures, a recycling operator engaging in the purchase and sale of pre-owned electric appliances and electronic products shall also comply with other more specific requirements set forth in other laws and regulations.

The Administrative Measures on the Circulation of Pre-owned Electrical and Electronic Products, or the Pre-owned Electronics Circulation Measures, promulgated by the MOFCOM on March 15, 2013, further specifies the requirements under the above two regulations. According to the Pre-owned Electronics Circulation Measures, recycling operators engaging in the purchase and sale of pre-owned electric appliances and electronic products shall record information of the purchased products, including the product name, trademark, model, original purchase voucher or identity information of sellers of the products. Pre-owned electric appliances and electronic products to be sold shall be labeled as used products in a prominent position. Recycling operators are prohibited from purchasing the following electric appliances and electronic products: (i) those sealed up or impounded according to the law, (ii) those that are obtained by stealing, robbing, swindling, smuggling or other illegal criminal means by the sellers and clearly known by such operator, (iii) those whose legitimate sources cannot be explained, and (iv) other used electrical and electronic products which are forbidden to be purchased according to laws and administrative regulations. Violation of the above provision may result in a fine up to RMB30,000 to be imposed on the recycling operator, or even criminal liability if the case is serious enough. It is also clarified that purchase and sale of pre-owned electric appliances and electronic products through the Internet shall also comply with the requirements under the Pre-owned Electronics Circulation Measures.

Regulations Relating to Foreign Investment

The Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely The Special Management Measures for the Entry of Foreign Investment (Negative List) (2020 version), or the 2020 Negative List, as promulgated on June 23, 2020 by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, and became effective on July 23, 2020, and the Encouraged Industry Catalogue for Foreign Investment (2020 version), as promulgated by the NDRC and the MOFCOM on December 27, 2020 and became effective on January 27, 2021. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. According to the 2020 Negative List, foreign equity ownership in any given value-added telecommunications services provider shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center).

In order to coincide with the implementation of the Foreign Investment Law (as defined below) and the Implementing Regulations of the Foreign Investment Law (as defined below), the MOFCOM and the SAMR promulgated the Measures for Reporting of Information on Foreign Investment on December 30, 2019, effective from January 1, 2020, which provides that foreign investors or foreign-invested enterprises shall submit investment information by submitting initial reports, change reports, deregistration reports, and annual reports through an enterprise registration system and a national enterprise credit information publicity system. Announcement of the Ministry of Commerce [2019] No. 62—Announcement on Matters Concerning the Reporting of Information on Foreign Investment promulgated by MOFCOM on December 31, 2019 and Circular of the State Administration for Market Regulation on Effective Work on Registration of Foreign-invested Enterprises for the Implementation of the Foreign Investment Law promulgated by SAMR on December 28, 2019 further refine the related rules.

On March 15, 2019, the National People’s Congress, or the NPC, promulgated the Foreign Investment Law of the PRC, or the Foreign Investment Law, which became effective on January 1, 2020 and replaced the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may maintain their original organization form and structure within five years after the implementation of the Foreign Investment Law. The Foreign Investment Law mainly provides for four forms of foreign investments: (a) establishment of a foreign invested enterprise within PRC by a foreign investor, individually or collectively with other investors; (b) acquisition of shares or equity interests in, asset interests of, or other like rights and interests of an enterprise within PRC by a foreign investor; (c) investments in a new project within the PRC by a foreign investor, individually or collectively with other investors, and (d) foreign investors’ investments in the PRC through any other methods under laws, administrative regulations, or provisions prescribed by the State Council of the PRC. It does not address the concept and regulatory regime of VIE structures and uncertainties remain in relation to its interpretation and implementation.

On December 26, 2019, the State Council promulgated the Implementing Regulations of the Foreign Investment Law of the People’s Republic of China, or the Implementing Regulations of the Foreign Investment Law, which became effective on January 1, 2020. The Implementing Regulations of the Foreign Investment Law strictly implements the legislative principles and purpose of the Foreign Investment Law. It emphasizes promoting and protecting the foreign investment and refines the specific measures to be implemented. On the same day, the Supreme People’s Court issued an Interpretation on the Application of the Foreign Investment law of the PRC, effective as of January 1, 2020. This interpretation applies to all contractual disputes arising from the acquisition of the relevant rights and interests by a foreign investor by way of gift, division of property, merger of enterprises, division of enterprises.

Regulation on Value-Added Telecommunications Services

Foreign investment in value-added telecommunications

Foreign direct investment in telecommunications companies in China is regulated by the Administrative Provisions on Foreign-Invested Telecommunications Enterprises, or the FITE Regulation, which was issued by the State Council on December 11, 2001 and last amended on February 6, 2016. The FITE Regulation provides that a foreign-invested telecommunications enterprise in the PRC, or the FITE, must be established as a sino-foreign equity joint venture for operations in the PRC. Under the FITE Regulation and in accordance with WTO-related agreements, the foreign party investing in a FITE engaging in value-added telecommunications services may hold up to 50% of the ultimate equity interests of the FITE. In addition, the major foreign party as the shareholder of the FITE must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business. The FITE that meets these requirements must obtain approvals from the Ministry of Industry and Information Technology, or the MIIT, and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Furthermore, the foreign party investing in e-commerce business, as a type of value-added telecommunications services, has been allowed to hold up to 100% of the equity interests of the FITE based on the Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued on June 19, 2015 and the current effective Catalogue of Telecommunications Services, or the Telecom Catalog.

On July 13, 2006, the Ministry of Information Industry of the PRC, or the MII (which is the predecessor of the MIIT) promulgated the Notice of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, or the MII Notice, which reiterates certain requirements of the FITE Regulations and strengthens the administration by the MII. Under the MII Notice, if a foreign investor intends to invest in PRC value-added telecommunications business, the foreign investor must establish a foreign invested enterprise and apply for the relevant license for value-added telecommunications services, or the VATs License. In addition, a domestic company that holds a VATs License is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Trademarks and domain names that are used in the provision of value-added telecommunications services must be owned by the license holder or its shareholders. The MII Notice also requires that each value-added telecommunications services license holder have appropriate facilities for its approved business operations and maintain such facilities in the business regions covered by its license. The holder of a VATs License shall improve relevant measures for safeguarding the network and information, establish relevant administrative policies on information safety, set up the procedures for handling emergencies of network and information safety and implement the liabilities for information safety in accordance with the standards set forth in the relevant PRC regulations.

Due to a lack of interpretive materials from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. See “Risk Factors—Risks Relating to Doing Business in China—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” In order to comply with PRC regulatory requirements, we operate a portion of our business through our VIE, with which we have contractual relationships but in which we do not have direct ownership interest. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in the PRC internet sector, we could be subject to severe penalties.

Telecommunications regulations

The Telecommunications Regulations of the PRC, or the Telecom Regulations, promulgated on September 25, 2000 and amended on July 29, 2014 and February 6, 2016 respectively, are the primary PRC regulations governing telecommunications services, which set out the general framework for the provision of telecommunications services within the PRC. The Telecom Regulations require that telecommunications service providers shall obtain licenses prior to commencing operations. The Telecom Regulations draw a distinction between basic telecommunications services and value-added telecommunications services. The Telecom Catalog, promulgated by MII on February 21, 2003 and most recently amended by the MIIT on June 6, 2019, and issued as an attachment to the Telecom Regulations, identifies internet information services and online data processing and transaction processing as value-added telecommunications services.

On July 3, 2017, the MIIT issued the revised Administrative Measures for the Licensing of Telecommunications Business, or the Telecom License Measures, which became effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures require that an operator of value-added telecommunications services obtain a VATs License from the MIIT or its provincial level counterparts. The term of a VATs License is five years and the license holder is subject to annual inspection.

Internet information services

On September 25, 2000, the State Council promulgated the Measures for the Administration of Internet Information Services, or the ICP Measures, as amended on January 8, 2011. Under the ICP Measures, internet information services are categorized into commercial internet information services and non-commercial internet information services. The operators of non-commercial internet information services must file with relevant governmental authorities and operators of commercial internet information services in China must obtain an ICP License from the relevant governmental authorities. And the provision of particular information services, such as news, publishing, education, healthcare, medicine and medical advice must also comply with relevant laws and regulations and obtain approval from competent governmental authorities.

Internet information service providers are required to monitor their websites. They shall not post or disseminate any content that falls within prohibited categories provided by laws or administrative regulations and must stop providing any such content on their websites. The relevant PRC governmental authorities may order ICP License holders that violate the content restrictions to correct those violations and revoke their ICP Licenses in cases of gross violations.

The MIIT released the Circular on Regulating the Use of Domain Names in Internet Information Services on November 27, 2017, effective from January 1, 2018, which provides that the domain names used by the internet information service provider in providing internet information services shall be registered and owned by such internet information service provider, and if the internet information service provider is a legal entity, the domain name registrant shall be the legal entity (or any of its shareholders), or its principal or senior manager.

Regulations Relating to E-Commerce

On January 26, 2014, the State Administration for Industry and Commerce of the PRC (which is the predecessor of the SAMR), or the SAIC, promulgated the Administrative Measures for Online Trading, which became effective on March 15, 2014, to regulate all operating activities for product sales and services offered via the internet (including mobile internet). It stipulates the obligations of online products operators and services providers and certain special requirements applicable to third-party trading platform operators. This regulation has been superseded by the Online Transactions Measures (as defined below) since May 1, 2021.

On January 6, 2017, the SAIC promulgated Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which became effective on March 15, 2017 and later amended on October 23, 2020. According to such measures, customers are entitled to return goods without reason, except for customized goods, fresh and perishable goods, audio-visual products, computer software and other digital products which are downloaded online or whose packages have been opened by consumers, and delivered newspapers or periodicals, and such other merchandize which is, as confirmed by the consumer at the time of purchase, not fit for the return policy by nature. Where the goods returned are intact, the online seller shall refund to the consumer the payments made for the goods within seven days upon receipt thereof.

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law of the PRC, or the E-Commerce Law, which took effect on January 1, 2019. The promulgation of the E-Commerce Law established the basic legal framework for the development of China’s e-commerce business and clarified the obligations of the e-commerce business operators and the possible legal consequences if e-commerce business operators are found to be in violation of legal obligations. For example, pursuant to the E-Commerce Law, the e-commerce business operators shall disclose information about goods or services provided comprehensively, truthfully, accurately and promptly in order to protect the consumers’ rights to know and rights to choose. The e-commerce business operators shall not fabricate transactions or users’ comments to conduct false or misleading business promotions so as to defraud or mislead consumers. Violation of the provisions of the E-Commerce Law may result in being ordered to make corrections within a prescribed period of time, confiscation of illegally obtained gains, fines, suspension of business, inclusion of such violations in the credit records and possible civil liabilities.

On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, or the Online Transactions Measures, which came into effect on May 1, 2021. The Online Transactions Measures implements relevant legislative principles and purpose of the E-Commerce Law and refines a series of relevant laws and regulations. It further specifies the responsibilities of online trading platform operators and the requirements for protecting online consumers’ rights and interests.

Regulations Relating to Internet Security and Privacy

Regulations on Internet Security

The Decision in Relation to Protection of Internet Security enacted by the Standing Committee of the National People’s Congress on December 28, 2000, as amended in 2009, provides that, among other things, the following activities conducted through the internet, if constituting a crime under PRC laws, are subject to criminal punishment: (i) hacking into a computer or system of strategic importance; (ii) intentionally inventing and spreading destructive programs such as computer viruses to attack the computer system and the communications network, thus damaging the computer system and the communications networks; (iii) in violation of national regulations, discontinuing the computer network or the communications service without authorization; (iv) leaking state secrets; (v) spreading false commercial information; or (vi) infringing intellectual property rights through internet.

The Provisions on Technological Measures for Internet Security Protection, or the Internet Security Protection Measures, promulgated on December 13, 2005 by the Ministry of Public Security require internet service providers and online entity users to use interconnection technical measures for internet security protection, such as technical measures for preventing any matter or act that may endanger network security, including but not limited to computer viruses, invasion or attacks to the network, or destruction of the network. All internet access service providers are required to take measures to keep records of and preserve user registration information.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law, which came into effect on June 1, 2017, and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cyber Security Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators”, who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manual, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the Cyber Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

Regulations on Privacy Protection

On December 29, 2011, the MIIT issued the Several Provisions on Regulating the Market Order of Internet Information Services, pursuant to which an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user. In addition, an internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information, and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, the internet information service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

Pursuant to the Decision on Strengthening the Protection of Online Information, issued by the Standing Committee of the National People’s Congress in 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT in 2013, any collection and use of a user’s personal information must be subject to the consent of the user, be legal, reasonable and necessary and be limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering with or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators must not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019.

On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting”. Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to push any information from targeted sources, without providing the option of non-targeted pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

In addition, on May 28, 2020, the National People’s Congress of the PRC approved the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information should follow the principles of legitimacy, properness and necessity.

Regulations Relating to Franchising Operations

The Administrative Regulations on Commercial Franchise Operations, or the Franchising Regulations, was promulgated by the State Counsel on February 6, 2007, effective from May 1, 2007, under which a franchisor shall have a well-established operation model, be able to provide the franchisee with long-term management guidance, technical support, business training and other services, and have at least two direct sales stores and have undertaken the business for more than a year. A franchisor shall, within 15 days of its first franchising contract signing, file with the competent commerce authority accordingly.

Pursuant to the Franchising Regulations, a franchising contract shall include but not be limited to the following terms: the basic information of the franchisor and franchisees, the term of the contract, the type, amount and payment(s) of the franchising fees, the specific content of operation guidance, technical supports and business training as well as the method for providing the same, the quality requirements and quality control measures, the marketing and advertisements arrangements, the consumer protection and indemnification, the change, cancelation or termination of the contract, the breach of the contract, and the dispute resolution, which shall all be put in writing. Moreover, according to the Franchising Regulations, the franchisee shall be allowed to unilaterally cancel the franchising contract within a certain period of time; the franchising term, unless the franchisee otherwise agrees, shall be no less than three years (renewals are excluded); the purpose and refund conditions and means of the fees paid by the franchisee to the franchisor in advance of the establishment of the franchising contract shall be clarified in writing; the usage of publicity and promotion fees paid by the franchisee to the franchisor shall be disclosed to the franchisee in a timely manner; the franchisee may not transfer the franchise rights to a third party without the consent of the franchisor; and the franchisor shall report the information about the conclusion of franchise contracts in the previous year to the competent commerce authority in the first quarter of each year. In addition to the Franchising Regulations, the MOFCOM has also promulgated two implementing regulations: the Administrative Measures for Archival Filing of Commercial Franchises, promulgated on May 1, 2007, amended on December 12, 2011 and came into effect on February 1, 2012; and the Administrative Measures on

Information Disclosure Requirements for Commercial Franchises, which was promulgated on April 30, 2007 and was then amended on February 23, 2012 and came into effect on April 1, 2012. The above two implementing regulations, together with the Franchising Regulations form the basic legal framework for the regulation of the PRC franchise operations.

Regulations Relating to Product Quality and Consumers Protection

According to the PRC Civil Code, in the event of damage arising from a defective product, the victim may seek compensation from either the manufacturer or seller of such a product. If the defect is caused by the seller, the manufacturer shall be entitled to seek reimbursement from the seller upon compensation of the victim.

According to the Product Quality Law of the PRC, which took effect on September 1, 1993 and was last amended on December 29, 2018, products for sale must satisfy relevant safety standards and sellers shall adopt measures to maintain the quality of products for sale. Sellers may not mix impurities or imitations into products, or pass counterfeit goods off as genuine ones, or defective products as good ones or substandard products as standard ones. For sellers, any violation of state or industrial standards for health and safety or other requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, confiscation of products illegally manufactured or sold and the proceeds from the sales of such products illegally manufactured or sold and revoking business license; in addition, severe violations may subject the responsible individual or enterprise to criminal liabilities.

According to the Consumers Rights and Interests Protection Law of the PRC, or the Consumers Rights and Interests Protection Law, which became effective on January 1, 1994 and was last amended on October 25, 2013, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. The consumers whose interests have been damaged due to the products or services that they purchase or receive on the internet trading platforms may claim damages against sellers or service providers. Where the operators of the online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages against the operators of the online trading platforms. Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

Regulations Relating to Tort

According to Part VII Tort Liability of the PRC Civil Code, if damages to other persons are caused by defective products due to the fault of third parties, such as the parties providing transportation or warehousing, the producers and the sellers of the products have the right to recover their respective losses from such third parties. If defective products are identified after they have been put into circulation, the producers or the sellers shall take remedial measures such as issuance of a warning, recall of products, etc., in a timely manner. The producers or the sellers shall be liable under tort if they fail to take remedial measures in a timely manner or have not made efforts to take remedial measures, thus causing damages. If the products are produced or sold with known defects, causing deaths or severe adverse health issues, the infringed party has the right to claim punitive damages in addition to compensatory damages.

Regulations Relating to Advertising

In 1994, the Standing Committee of the National People’s Congress of the PRC promulgated the Advertising Law of the PRC, or the Advertising Law, which was recently amended on April 29, 2021 and became effective on the same date. The Advertising Law regulates commercial advertising activities in the PRC and sets out the obligations of advertisers, advertising operators, advertising publishers and advertisement endorsers, and prohibits any advertisement from containing any obscenity, pornography, gambling, superstition, terrorism or violence-related content. Any advertiser in violation of such requirements on advertisement content will be ordered to cease publishing such advertisements and imposed a fine, the business license of such advertiser may be revoked, and the relevant authorities may revoke the approval document for advertisement examination and refuse to accept applications submitted by such advertiser for one year. In addition, any advertising operator or advertising publisher in violation of such requirements will be imposed a fine, and the advertisement fee received will be confiscated; in severe circumstances, the business license of such advertising operator or advertising publisher may be revoked.

The Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures regulating the internet-based advertising activities were adopted by the SAIC on July 4, 2016 and became effective on September 1, 2016. According to the Internet Advertising Measures, internet advertisers are responsible for the authenticity of the advertisements content and all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such. Publishing and circulating advertisements through the internet shall not affect the normal use of the internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in the emails without permission. In addition, the following internet advertising activities are prohibited: (i) providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons, (ii) using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization, or (iii) using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others.

Regulations Relating to Foreign Trade

On November 7, 2016, the Foreign Trade Law of the PRC was promulgated by the Standing Committee of the National People’s Congress, which came into effect on the same day. The Foreign Trade Law provides that a foreign trade dealer engaged in import or export of goods or technologies shall register with the authority responsible for foreign trade under the State Council of the PRC or its authorized entities. The PRC customs authority shall not process the declaration and clearance procedures for the imported or exported goods where a foreign trade dealer fails to register as required.

Regulation Relating to Anti-Monopoly

On August 30, 2007, the Standing Committee of the National People’s Congress adopted the PRC Anti-Monopoly Law, or the AML, which became effective on August 1, 2008 and provides the regulatory framework for the PRC anti-monopoly. Under the AML, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position and concentration of businesses that may have the effect to eliminate or restrict competition.

Pursuant to the AML, a business operator that possesses a dominant market position is prohibited from abusing its dominant market position, including conducting the following acts: (i) selling commodities at unfairly high prices or buying commodities at unfairly low prices; (ii) without justifiable reasons, selling commodities at prices below cost; (iii) without justifiable reasons, refusing to enter into transactions with their trading counterparts; (iv) without justifiable reasons, allowing trading counterparts to make transactions exclusively with itself or with the business operators designated by it; (v) without justifiable reasons, tying commodities or imposing unreasonable trading conditions to transactions; (vi) without justifiable reasons, applying differential prices and other transaction terms among their trading counterparts who are on an equal footing; and (vii) other acts determined as abuse of dominant market position by the relevant governmental authorities.

Pursuant to the AML and relevant regulations, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the anti-monopoly agency (i.e., the State Administration for Market Regulation), (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year) are triggered, and no concentration shall be implemented until the anti-monopoly agency clears the anti-monopoly filing. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means. If business operators fail to comply with the AML or other relevant regulations, the anti-monopoly agency is empowered to cease the relevant activities, unwind the transactions, and confiscate illegal gains and fines.

On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly for Platform Economy, or the Anti-Monopoly Guidelines for Platform Economy. The Anti-Monopoly Guidelines for Platform Economy mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Platform Economy prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines for Platform Economy also reinforces antitrust merger review for internet platform related transactions to safeguard market competition.

Regulations Relating to Intellectual Property Rights

In terms of international conventions, China has entered into (including but not limited to) the Agreement on Trade-Related Aspects of Intellectual Property Rights, the Paris Convention for the Protection of Industrial Property, the Madrid Agreement Concerning the International Registration of Marks and the Patent Cooperation Treaty.

Patents

According to the Patent Law of the PRC promulgated by the Standing Committee of the National People’s Congress on March 12, 1984 with the current effective version took effect from October 1,

2009, and the Implementation Rules of the Patent Law of the PRC, which was promulgated by the State Council in June 2001 and last amended in January 2010, there are three types of patents in the PRC: invention patents, utility model patents and design patents. The protection period is 20 years for an invention patent and 10 years for a utility model patent and a design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activities that infringe a patent without prior authorization of the patent holder shall pay compensation to the patent holder and is subject to a fine imposed by relevant administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law. According to the Patent Law of the PRC, any organization or individual that applies for a patent in a foreign country for an invention or utility model patent established in China is required to report to the NIPA for confidentiality examination.

On October 17, 2020, the Standing Committee of the National People’s Congress promulgated the Amendment to the Patent Law of the PRC, which will be effective from June 1, 2021, which provides, among others, that the protection period for a design patent will become 15 years.

Trade Secrets

According to the PRC Anti-Unfair Competition Law, which was promulgated by the Standing Committee of the NPC in September 1993 and last amended in April 2019, the term “trade secrets” refers to technical and business information that is unknown to the public, has utility, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the PRC Anti-Unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by: (1) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (2) disclosing, using or permitting others to use the trade secrets obtained illegally under item (1) above; (3) disclosing, using or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence; or (4) instigating, inducing or assisting others to violate a confidentiality obligation or to violate a rights holder’s requirements on keeping confidentiality of trade secrets, disclosing, using or permitting others to use the trade secrets of the rights holder. If a third party knows or should have known of the above-mentioned illegal conduct but nevertheless obtains, uses or discloses trade secrets of others, the third party may be deemed to have committed a misappropriation of the others’ trade secrets. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may stop any illegal activities and fine infringing parties.

Trademarks

According to the Trademark Law of the PRC promulgated by the Standing Committee of the NPC in August 1982, and last amended in April 2019, the period of validity for a registered trademark is ten years, commencing on the date of registration. The registrant shall go through the formalities for renewal within twelve months prior to the expiry date of the trademark if continued use is intended. Where the registrant fails to do so, a grace period of six months may be granted. The validity period for each renewal of registration is ten years, commencing on the day immediately after the expiry of the preceding period of validity for the trademark. In the absence of a renewal upon expiry, the registered trademark shall be cancelled. Industrial and commercial administrative authorities have the authority to investigate any behavior that infringes the exclusive right under a registered trademark in accordance with the law. In case of a suspected criminal offense, the case shall be timely referred to a judicial authority and decided according to the law.

Domain Names

Domain names are protected under the Administrative Measures on the Internet Domain Names, which was promulgated by the Ministry of Industry and Information Technology in August 2017, and the Implementing Rules on Registration of National Top-level Domain Names, which was promulgated by China Internet Network Information Center in and came into effect in June 2019. The Ministry of Industry and Information Technology is the main regulatory body responsible for the administration of PRC internet domain names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

Regulations Relating to Environment Protection

Pursuant to the Environmental Protection Law of the PRC promulgated by the Standing Committee of the NPC, in December 1989, amended in April 2014 and effective in January 2015, any entity which discharges or will discharge pollutants during its course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise vibrations, electromagnetic radiation and other hazards produced during such activities. According to the provisions of the Environmental Protection Law, in addition to other relevant laws and regulations of the PRC, the Ministry of Environmental Protection and its local counterparts take charge of administering and supervising said environmental protection matters.

Pursuant to the PRC Environmental Protection Law, the environmental impact statement on any construction project must assess the pollution that the project is likely to produce and its impact on the environment, and stipulate preventive and curative measures; the statement shall be submitted to competent administrative department of environmental protection for approval. Installations for the prevention and control of pollution in construction projects must be designed, built and commissioned together with the principal part of the project.

Pursuant to the PRC Environment Impact Assessment Law, which was promulgated in October 2002 and most recently amended in December 2018, the State implements a classification-based management on the environmental impact assessment of construction projects according to the impact of the construction projects on the environment. Construction units, which fall within corresponding classified administration catalog, shall prepare an Environmental Impact Report or an Environmental Impact Statement, or fill out the Environmental Impact Registration Form.

Pursuant to the Regulations on Urban Drainage and Sewage Disposal, which was promulgated in October 2013 and came into effect in January 2014, and the Measures for the Administration of Permits for the Discharge of Urban Sewage into the Drainage Network, which was promulgated in January 2015 and came into effect in March 2015, drainage entities covered by urban drainage facilities shall discharge sewage into urban drainage facilities in accordance with the relevant provisions of the state. Where a drainage entity needs to discharge sewage into urban drainage facilities, it shall apply for a drainage license in accordance with the provisions of these Measures. The drainage entity that has not obtained the drainage license shall not discharge sewage into urban drainage facilities.

Regulations Relating to Fire Protection

The Fire Prevention Law of the PRC, or the Fire Prevention Law, was adopted in April 1998 and last amended in April 2021. The Fire Prevention Law provides that fire control design and construction of a construction project shall comply with the State’s fire control technical standards. Developers, designers, builders and project supervisors shall be responsible for the quality of the fire control design and construction of the construction project pursuant to the law. Development project fire safety design examinations and acceptance systems shall be implemented for development projects which are required to have fire safety design in accordance with the national fire protection technical standards.

According to the Eight Measures for the Public Security Fire Department to Deepen Reform and Serve Economic and Social Development promulgated by the Ministry of Public Security of the PRC in August 2015, the filing of fire protection design and completion acceptance with respect to fire protection of construction projects with an investment of less than RMB300,000 or a building area of less than 300 square meters (or below the limit set by the housing and urban construction department of the provincial people’s government) was no longer required.

Regulations Relating to Foreign Exchange and Dividend Distribution

Foreign Exchange Control

According to the PRC Regulation for the Foreign Exchange promulgated by the State Council in January 1996, which was amended in January 1997 and August 2008, and the Regulation on the Administration of the Foreign Exchange Settlement, Sales and Payment promulgated by the People’s Bank of China in June 1996, foreign exchanges required for distribution of profits and payment of dividends may be purchased from designated foreign exchange banks in the PRC upon presentation of a board resolution authorizing distribution of profits or payment of dividends.

According to the Circular of the State Administration of Foreign Exchange, or the SAFE, on Further Improving and Adjusting the Foreign Exchange Policies on Direct Investment and its appendix promulgated in November 2012 and amended in May 2015, October 2018 and December 2019 by the SAFE, (1) the opening of and payment into foreign exchange accounts under direct investment accounts are no longer subject to approval by the SAFE; (2) reinvestment with legal income of foreign investors in China is no longer subject to approval by SAFE; (3) the procedures for capital verification and confirmation that foreign-funded enterprises need to go through are simplified; (4) purchase and external payment of foreign exchange under direct investment accounts are no longer subject to approval by SAFE; (5) domestic transfer of foreign exchange under direct investment account is no longer subject to approval by SAFE; and (6) the administration over the conversion of foreign exchange capital of foreign-invested enterprises is improved. Later, the SAFE promulgated the Circular on Further Simplifying and Improving Foreign Exchange Administration Policies in Respect of Direct Investment in February 2015, which was further amended in December 2019 and prescribed that the bank instead of the SAFE can directly handle the foreign exchange registration and approval under foreign direct investment while the SAFE and its branches indirectly supervise the foreign exchange registration and approval under foreign direct investment through the bank.

The Provisions on the Administration of Foreign Exchange in Foreign Direct Investments by Foreign Investors, which were promulgated by the SAFE in May 2013 and amended in October 2018 and December 2019, regulate and clarify the administration over foreign exchange administration in foreign direct investments.

According to the Circular on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises promulgated by the SAFE in Mach 2015 and amended in December 2019, and the Circular on the Reform and Standardization of the Management Policy of the Settlement of Capital Projects promulgated by the SAFE in June 2016, the settlement of foreign exchange by foreign invested enterprises shall be governed by the policy of foreign exchange settlement on a discretionary basis. However, the settlement of foreign exchange shall only be used for their own operational purposes within the business scope of the foreign invested enterprises and follow the principles of authenticity.

Dividend Distribution

The SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control in January 2017, which stipulates several capital control measures with respect to outbound remittance of profits from domestic entities to offshore entities, including the following: (1) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (2) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, domestic entities shall make detailed explanations of sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Foreign Exchange Registration of Offshore Investment by PRC Residents

The SAFE promulgated the SAFE Circular 37 in July 2014. The SAFE Circular 37 requires PRC residents (including PRC institutions and individuals) to register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or the SPV, directly established or indirectly controlled by PRC residents for offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with the SAFE when there is a change to the basic information of the SPV, such as changes of a PRC resident individual shareholder, the name or operating period of the SPV, or when there is a significant change to the SPV, such as changes of the PRC individual resident’s increase or decrease of its capital contribution in the SPV, or any share transfer or exchange, merger, division of the SPV.

The Circular on Further Simplifying and Improving Foreign Exchange Administration Policies in Respect of Direct Investment, which was promulgated in February 2015 and effective in June 2015 and further amended in December 2019, provides that PRC residents may register with qualified banks instead of the SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas direct investment. The SAFE and its branches shall implement indirect supervision over foreign exchange registration of direct investment via the banks.

Failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19 in April 2015, which took into effect in June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope.

Regulations Relating to Stock Incentive Plans

According to the Notice of the State Administration of Foreign Exchange on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the Share Incentive Rules, which was issued on February 15, 2012 and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to certain exceptions, are required to register with the SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of the overseas listed company to register with the SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The Share Incentive Rules further require an offshore agent to be designated to handle matters in connection with the exercise of share options and sales of proceeds for the participants of the share incentive plans. Failure to complete the said SAFE registrations may subject us and the participants to fines and legal sanctions.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Relating to Labor

Labor Law and Labor Contract Law

The Labor Law of the PRC, or the Labor Law, and its implementation rules provide that enterprises and institutions must establish and improve work safety and health system, strictly enforce national regulations and standards on work safety and health, and carry out work safety and health education for workers. Working safety and health facilities shall meet national standard. Enterprises and institutions shall provide workers with working safety and health conditions meeting national rules and standards on labor protection.

The Labor Contract Law of the PRC, or the Labor Contract Law, and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the one month anniversary of the commencement date of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationship is terminated. According to the Labor Contract Law, if an employer requires the employees to work overtime, it shall pay the worker legally required working overtime salaries. When the employer fails to pay the relevant working overtime salary, it will be ordered to pay compensation to the employees at amount based on the actual working overtime salary that has not been duly paid.

Pursuant to the Interim Provisions on Labor Dispatch, which was promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, effective from March 1, 2014, employers may employ dispatched workers in temporary, auxiliary or substitutable positions provided that the number of dispatched workers shall not exceed 10% of the total number of its workers. Pursuant to the Labor Law, if the employer violates the relevant labor dispatch regulations, the labor administrative department shall order it to make corrections within a prescribed time limit; if it fails to make corrections within the time limit, penalty will be imposed on the basis of more than RMB5,000 and less than RMB10,000 per person.

Social Insurance and Housing Provident Funds

According to the Social Insurance Law of PRC, which was promulgated by the Standing Committee of the NPC in October 2010 and came into effect in July 2011, and further amended in December 2018, and the Interim Regulations on the Collection and Payment of Social Security Funds, which was promulgated by the State Council in January 1999 and amended in March 2019, and the Regulations on the Administration of Housing Provident Funds, which was promulgated by the State Council in April 1999 and amended in March 2002 and March 2019, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity insurance and to housing provident funds. Any employer who fails to contribute may be fined and ordered to make good the deficit within a stipulated time limit.

Regulations Relating to Taxation

Enterprise Income Tax

According to the Enterprise Income Tax Law promulgated by the NPC in March 2007 and amended in February 2017 and December 2018, and the Implementation Rules of the Enterprise Income Tax Law of the PRC promulgated by the State Council in December 2007 and amended in April 2019, other than a few exceptions, the income tax rate for both domestic enterprises and foreign-invested enterprises is 25%. Enterprises are classified as either “resident enterprises” or “non-resident enterprises”. Besides enterprises established within the PRC, enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A non-resident enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within the PRC but which have an establishment or place of business in the PRC, or which do not have an establishment or place of business in the PRC but have income sourced within the PRC. An income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident enterprise investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

According to the Notice on Promoting the Implementation of Corporate Income Tax Policies for Advanced Technology Service Enterprises Nationwide, or the Notice, effective in January 2017, an enterprise which is recognized as an “Advanced Technology Service Enterprises” under the Notice enjoys a reduced enterprise income tax rate of 15%.

In 2009, the SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational senior management and senior management department’s performance of their duties is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

The SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7 in February 2015. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company.

The SAT also issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Public Notice 37 in October 2017, which came into effect on December 1, 2017. According to SAT Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority.

According to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Tax Avoidance Arrangement, which was promulgated and came into effect in August 2006, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties which was promulgated by the State Administration of Taxation, the STA, in February 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, which was promulgated by the STA in February 2018 and came into effect in April 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

Value Added Tax

For sales of pre-owned consumer electronic products, we are subject to the VAT levy rate of 3% under the simplified method and is exempted by 1% in comply with relevant PRC VAT regulations of CaiShui [2009] No. 9 and CaiShui [2014] No. 57. According to the Provisional Regulations of the PRC on Value-Added Tax, effective in January 1994 and further amended in November 2008, February 2016, and November 2017, and its implementation rules effected in January 1994 and amended in December 2008 and October 2011, except stipulated otherwise, taxpayers who sell goods, labor services or tangible personal property leasing services or import goods shall be subject to a 17% tax rate; taxpayers who sell transport services, postal services, basic telecommunications services, construction services, or real property leasing services, sell real property, transfer the land use right shall be subject to an 11% tax rate, and taxpayers who sell services or intangible assets shall be subject to a 6% tax rate.

According to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates adopted in April 2018, as of May 2018, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% and 11% rates are adjusted to 16% and 10%.

According to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, effective in April 2019, the 16% VAT tax rate, which applies to the sales or imported goods of a VAT general taxpayer, will be lowered to 13%; and the 10% VAT tax rate will be lowered to 9%.

According to the Measures for the Exemption of Value-Added Tax from Cross-Border Taxable Activities in the Collection of Value-Added Tax in Lieu of Business Tax (for Trial Implementation) revised in June 2018, if domestic enterprises provide cross-border taxable activities such as professional technical services, technology transfer, software services, the above-mentioned cross-border taxable activities are exempt from VAT.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require overseas special purpose vehicles that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies of the aforementioned PRC companies or individuals using shares of such special purpose vehicles or shares held by their shareholders as consideration to obtain the approval from the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding applications for approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. Although (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to the M&A Rules; and (ii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules, the interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain whether we could obtain such approval. Any failure to obtain CSRC approval for this offering within the prescribed timeframe would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and taking effect as of March 4, 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by MOFCOM on August 25, 2011 and taking effect as of September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Kerry Xuefeng Chen	41	Founder, Chairman of the Board of Directors and Chief Executive Officer
Yongliang Wang	37	Director and President
Lei Xu	46	Director
Wei Tang	41	Director
Chen Chen	41	Director and Chief Financial Officer
Jingbo Wang	40	Independent Director
Guoxing Jiang	68	Independent Director

Mr. Kerry Xuefeng Chen is our founder and has been serving as our chairman and chief executive officer since our inception. Prior to founding our company, Mr. Chen served as a product manager at SYKES China, a world leading provider of multichannel demand generation and customer engagement services for global brands, from July 2006 to June 2010. Mr. Chen received his bachelor’s degree from Tongji University in July 2002 and master’s degree from Fudan University in June 2006.

Mr. Yongliang Wang has been serving as our director and president since June 2019. Prior to joining us, Mr. Wang was the senior director of Paipai business at JD Group since July 2008. Prior to that, Mr. Wang was a sales manager at Tianjin Samsung Opto-Electronics Co., Ltd. from January 2007 to February 2008 and the supervisor of the procurement center of Gome Electrical Appliances from July 2005 to January 2007. Mr. Wang received his bachelor’s degree from University of International Business and Economics in July 2005.

Mr. Lei Xu has been serving as our director since June 2019. Mr. Xu currently serves as the chief executive officer of JD Retail, and is responsible for the development, operation and strategy of JD Retail business, both online and offline. Since joining JD Group in 2009, Mr. Xu has held several leadership roles within the sales and marketing divisions of JD Retail business, including head of marketing and branding, head of JD Wireless, and head of marketing and platform operations of JD Group. Under his leadership, JD Group was successfully rebranded from 360buy to JD.com and launched JD Group’s popular mascot—Joy. Mr. Xu was responsible for the launch of JD Plus, the first paid membership service in China’s e-commerce industry, as well as Super Brand Day strategic marketing program. Mr. Xu also leads JD Group’s Kepler open platform, a key pillar of JD Group’s “Retail as a Service” strategy that leverages JD Group’s strengths in logistics, marketing, financial services, and other areas to help partners to expand their online businesses. Before joining JD Group, Mr. Xu held several senior management roles in marketing and operations at Lenovo, Allyes and Belle E-Commerce. Mr. Xu currently also serves as the director of JD Health International Inc. (HKEx: 6618) and Dada Nexus Limited (Nasdaq: DADA). Mr. Xu holds an EMBA degree from China Europe International Business School.

Mr. Wei Tang has been serving as our director since May 2021. Mr. Tang is the vice president of JD.com, Inc. and the head of the Client Service Centre of JD Logistics, a subsidiary of JD.com, Inc. Mr. Tang is experienced in supply chain management. Since joining JD.com in March 2014, Mr. Tang has held several leadership roles within JD Logistics, including the head of Heavy Cargo

Transportation Operation Department and Distribution Department in Eastern Area of China and the general manager of Central Area of China. Mr. Tang holds an EMBA degree from China Europe International Business School.

Mr. Chen Chen has been serving as our chief financial officer since January 2021 and our director since May 2021. Prior to joining us, Mr. Chen was the chief financial officer of Yunji Inc. from May 2018 to December 2020. Before joining Yunji Inc., Mr. Chen was a partner at Deloitte and served various positions at Deloitte since July 2002. Mr. Chen currently also serves as an independent director and the chairman of the audit committee of Q&K International Group Limited. Mr. Chen is a member of the American Institute of Certified Public Accountants (AICPA) and China Institute of Certified Public Accountants (CICPA). Mr. Chen received his bachelor’s degree from Shanghai Jiaotong University.

Mr. Jingbo Wang has been serving as our independent director since June 2021. Mr. Wang has been the chief financial officer of Agora, Inc. (Nasdaq: API), a global cloud platform for real-time video and voice engagement, since January 2020. From February 2018 to January 2020, Mr. Wang was a director and the chief financial officer of Qutoutiao Inc. (Nasdaq: QTT), an operator of mobile content platforms in China. From October 2014 to February 2018, Mr. Wang served as the chief financial officer of Yintech Investment Holdings Limited (Nasdaq: YIN), a provider of investment and trading services in China. Prior to that, Mr. Wang worked at Deutsche Bank from July 2009 to October 2014, with the last position held as vice president in the corporate finance division. Mr. Wang received his bachelor’s degree in engineering from Tsinghua University in 2003, his master’s degree in computer science from the University of Hong Kong in 2005, and his PhD degree in management studies from the Saïd Business School of the University of Oxford in 2010.

Mr. Guoxing Jiang has been serving as our independent director since June 2021. From November 2007 to November 2017, Mr. Jiang served as the vice chairman of the board and general manager of Shanghai Fudan Forward Technology Limited Company. From February 1995 to November 2007, Mr. Jiang held several positions in Fudan University and affiliated enterprises, including the vice director of School-Operating Industry Management Committee in Fudan University and chairman of the board of Shanghai Fudan Microelectronic Group Limited Company. Mr. Jiang received his bachelor’s degree in mathematics and computer science from Fudan University in 1987.

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the New York Stock Exchange rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee consists of Mr. Jingbo Wang, Mr. Guoxing Jiang and Mr. Yongliang Wang. Mr. Jingbo Wang is the chairman of our audit committee. We have determined that Mr. Jingbo Wang and Mr. Guoxing Jiang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange Rules and Rule 10A-3 under the Exchange Act. We have determined that Mr. Jingbo Wang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee consists of Mr. Jingbo Wang, Mr. Guoxing Jiang and Mr. Lei Xu. Mr. Jingbo Wang is the chairman of our compensation committee. We have determined that Mr. Jingbo Wang and Mr. Guoxing Jiang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of Mr. Jingbo Wang, Mr. Guoxing Jiang and Mr. Lei Xu. Mr. Jingbo

Wang is the chairman of our nominating and corporate governance committee. Mr. Jingbo Wang and Mr. Guoxing Jiang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, for certain acts of the executive officer, such as continued failure to satisfactorily perform, willful misconduct or gross negligence in the performance of agreed duties, conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude, or dishonest act that results in material to our detriment or material of the employment agreement. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit from any customer doing business with us during the effective term of the employment agreement business of the same or of a similar nature to our business; (ii) solicit from any of our known potential customer business of the same or of a similar nature to that which has been the subject of our known written or oral bid, offer or proposal, or of substantial preparation with a view to making such a bid, proposal or offer; (iii) solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts, including, but not limited to, with respect to any relationship or agreement between any vendor or supplier and us.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

In 2020, we paid an aggregate of RMB0.9 million (US$0.1 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plan

2016 Plan

In March 2016, our shareholders and board of directors adopted the Amended and Restated Share Incentive Plan, which together with five subsequent amendments are referred to as the 2016 Plan in this prospectus, to grant share-based compensation awards to attract, motivate, retain and reward certain directors, officers, employees and other eligible persons and to further link the interests of award recipients with those of our shareholders. The maximum aggregate number of ordinary shares that may be issued under the 2016 Plan is 21,920,964 ordinary shares. As of the date of this prospectus, we have granted options to purchase a total of 28,464,273 ordinary shares under the 2016 Plan, among which options to purchase a total of 19,728,141 ordinary shares are outstanding.

The following paragraphs summarize the principal terms of the 2016 Plan.

Type of Awards.    The 2016 Plan permits the awards of options, restricted share awards or unrestricted share awards.

Plan Administration.    The 2016 Plan is administered by the board of directors of the Company or the compensation committee of the board. The plan administrator is authorized and empowered to do all things it deems necessary or desirable in connection with the authorization of awards and the administration of the 2016 Plan, including determining the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

Award Agreement.    Awards granted under the 2016 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, restrictions on transfer of the award, and the provisions applicable in the event that the grantee’s employment or service terminates.

Eligibility.    We may grant awards to our employees, officers, directors, consultants or advisors. The awards granted under the 2016 Plan will be classified into three categories: (i) the awards granted to the officers, employees or directors who rendered the most outstanding work performance, (ii) the awards granted to the Company or its affiliates’ management level officers or employees other than the persons eligible for awards under (i), and (iii) the awards granted to the officers or employees of the Company or its affiliates who are below the management level.

Vesting Schedule.    For options, subject to termination of employment arrangement, the 2016 Plan provides that on each of the four anniversaries immediately after the grant date, 25% of the total number of ordinary shares subject to the options granted shall be vested. Notwithstanding the foregoing, the plan administrator may, however, in its discretion, designate certain options granted to the officers, employees or directors who rendered the most outstanding work performance as accelerated options. By express provisions in the applicable award agreement, accelerated options may be exercised prior to the date such options become vested. For restricted share awards, subject to termination of employment arrangement, the restrictions attached to the restricted shares granted will lapse with respect to 20% of the total number of restricted shares on each of the five anniversaries immediately after the grant date. Subject to early repurchase provisions, shares awarded shall either become vested or be repurchased by the Company not more than 10 years after the award date.

Exercise of Options.    The plan administrator determines the exercise price for each award, which is stated in the award agreement. Each option shall expire not more than ten years after the award date. Unless otherwise expressly provided by the plan administrator, and subject to applicable laws and regulations, vested options shall become exercisable upon the earlier of (i) the date on which the Company’s shares are first registered under the Exchange Act and listed on a recognized national securities exchange, and (ii) the occurrence of a change in control event set forth under the 2016 Plan. The shares acquired upon exercise of options shall be designated as restricted shares and shall be subject to all the terms, provisions and restriction as imposed upon in the 2016 Plan and the restricted shares award agreement to be further entered into between the Company and the participant.

Transfer Restrictions.    Awards shall be exercised by the eligible participants only and shall not be transferable in any manner by the eligible participant other than in accordance with the limited exceptions provided in the 2016 Plan, such as (i) transfers to the Company, (ii) upon approval by the plan administrator, transfers to the immediate family members of the participant by gift, (iii) the designation of a beneficiary to receive benefits if the participant dies or, if the participant has died, transfers to or exercises by the participant’s beneficiary, or in absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution, or (vi) permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability.

Termination and Amendment of the 2016 Plan.    Unless terminated earlier, the 2016 Plan has a term of ten years from its date of effectiveness. Our board of directors has the authority to amend or terminate the 2016 Plan. However, no such action may adversely affect in any material way any awards previously granted without the written consent of the participant.

2021 Plan

In 2021, we adopted the 2021 share incentive plan, or the 2021 Plan, to promote the success and enhance the value of our company by linking the personal interests of the directors, employees, and consultants to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The maximum aggregate number of ordinary shares that may be issued under 2021 Plan is 6,021,619. As of the date of this prospectus, 2,964,091 restricted share units have been granted and outstanding under the 2021 Plan.

The following paragraphs summarize the principal terms of the 2021 Plan.

Type of Awards. The 2021 Plan permits the awards of options, restricted share units, restricted shares or other types of award approved by a committee that administers the plan.

Plan Administration. Our board of directors or a committee appointed by the board of directors will administer the 2021 Plan. The plan administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

Award Agreement. Awards granted under the 2021 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our directors, employees and consultants.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of effectiveness of the 2021 Plan.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2021 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2021 Plan. Unless terminated earlier, the 2021 Plan has a term of ten years from the date of effectiveness of the plan. Our board of directors has the authority to terminate, amend, suspend or modify the plan in accordance with our articles of association. However, without the prior written consent of the participant, no such action may adversely affect in any material way any award previously granted pursuant to the 2021 Plan.

The following table summarizes, as of the date of this prospectus, the number of ordinary shares under outstanding options that we granted to our directors and executive officers.

Name	Ordinary Shares Underlying Options or restricted share units(1)		Exercise Price (US$/ Share)	Date of Grant	Date of Expiration
Kerry Xuefeng Chen	*		0.1	7/31/2015	†
	*		0.1	1/1/2017	†
	*		0.1	7/1/2018	†
	*		0.1	1/1/2019	†
	*		0.1	1/1/2019	†
	*		0.1	9/1/2016	†
	*		0.1	10/4/2016	†
	*		0.1	7/31/2019	†
	*		0.1	4/13/2021	†
	1,725,746		0.1	4/13/2021	†
	2,964,091	(1)	—	4/13/2021	†
Yongliang Wang	*		0.1	6/3/2019	†
	*		0.1	6/3/2019	†
	*		0.1	6/3/2019	†
	*		0.1	3/1/2020	†
	*		0.1	6/3/2019	†
	*		0.1	7/1/2020	†
	*		0.1	4/13/2021	†
Chen Chen	*		0.1	4/13/2021	†
	*		0.1	4/13/2021	†

All directors and executive officers as a group	8,533,366

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this prospectus.
†	The expiration date is ten years from the date of grant.
(1)	In April 2021, we granted 2,964,091 restricted share units to Mr. Kerry Xuefeng Chen, vesting immediately.

As of the date of this prospectus, our employees other than directors and executive officers as a group held options to purchase 14,158,866 ordinary shares, with exercise prices ranging from US$0.03 per share to US$2.8 per share.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of the date of this prospectus by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares.

The calculations in the table below are based on 136,116,992 ordinary shares on an as-converted basis issued and outstanding as of the date of this prospectus (without taking into account the 153,570 ordinary shares that China Equities HK Limited has the right to acquire pursuant to a warrant we issued on May 10, 2021), and 88,411,553 Class A ordinary shares, 47,240,103 Class B ordinary shares and 11,287,336 Class C ordinary shares issued and outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Each of Windcreek Limited, an affiliate of JD.com Development Limited, and Tiger Global Investments, L.P., an affiliate of Internet Fund IV Pte. Ltd., has subscribed for, and has been allocated by the underwriters, 3,500,000 ADSs and 2,750,000 ADSs, respectively, in this offering at the initial public offering price and on the same terms as the other ADSs being offered, representing approximately 21.6% and 16.9%, respectively, of the ADSs being offered in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

	Ordinary shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned Immediately After This Offering
	Ordinary shares	%	Class A ordinary Shares	Class B ordinary Shares	Class C ordinary Shares	Total ordinary shares on an as converted basis	%	% of aggregate voting power†
Directors and Officers**:
Kerry Xuefeng Chen(1)	15,242,387	10.9	3,955,051	—	11,287,336	15,242,387	10.1	43.4
Yongliang Wang	*	*	*	—	—	*	*	*
Lei Xu	—	—	*	—	—	*	*	*
Wei Tang	—	—	—	—	—	—	—	—
Chen Chen	—	—	—	—	—	—	—	—
Jingbo Wang	—	—	—	—	—	—	—	—
Guoxing Jiang	—	—	—	—	—	—	—	—
All directors and officers as a group	15,933,793	11.3	4,668,838	—	11,287,336	15,956,174	10.5	43.6

Principal Shareholders:
C&XF Group Limited(2)	11,287,336	8.3	—	—	11,287,336	11,287,336	7.7	42.4
JD Entities(3)	47,522,726	34.9	2,615,956	47,240,103	—	49,856,059	33.9	36.1
5Y Capital entities(4)	19,055,373	14.0	19,055,373	—	—	19,055,373	13.0	4.8
Internet Fund IV Pte. Ltd.(5)	9,895,800	7.3	11,729,133	—	—	11,729,133	8.0	2.9
Tiantu entities(6)	11,543,175	8.5	11,543,175	—	—	11,543,175	7.9	2.9

Notes:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this prospectus.
**

Except as indicated otherwise, the business address of our directors and executive officers is 12th Floor, No. 6 Building, 433 Songhu Road, Shanghai, the People’s Republic of China. The business address of Mr. Lei Xu and Mr. Wei Tang is 8/F, Building B, No. 18 Kechuang 11 Street, Yizhuang, Beijing, the People’s Republic of China. The business address of Mr. Jingbo Wang is 56A, Tower 2, Hampton Place, Tai Kok Tsui, Kowloon, Hong Kong.

†

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A, Class B and Class C ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share, each holder of Class B ordinary shares is entitled to three votes per share and each holder of Class C ordinary shares is entitled to fifteen votes per share on all matters submitted to them for a vote. Our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

††

Each of Mr. Jingbo Wang and Mr. Guoxing Jiang has accepted our appointment to be a director of the company, effective upon the SEC’s declaration of the effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

(1)

Represents (i) 11,287,336 ordinary shares held by C&XF Group Limited, a limited liability company incorporated under the laws of the British Virgin Islands and (ii) 3,955,051 ordinary shares Mr. Kerry Xuefeng Chen has the right to acquire within 60 days after the date of this prospectus. Mr. Kerry Xuefeng Chen is the sole shareholder and the sole director of C&XF Group Limited. The registered address of C&XF Group Limited is situated at offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building Road Town, Tortola, British Virgin Islands. All of the ordinary shares held by C&XF Group Limited will be redesignated as Class C ordinary shares immediately prior to the completion of this offering, and the ordinary shares issuable upon the exercise of the options held by Mr. Kerry Xuefeng Chen will be Class A ordinary shares.

(2)

Represents 11,287,336 ordinary shares held by C&XF Group Limited, a limited liability company incorporated under the laws of the British Virgin Islands. Mr. Kerry Xuefeng Chen is the sole shareholder and the sole director of C&XF Group Limited. The registered address of C&XF Group Limited is situated at offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building Road Town, Tortola, British Virgin Islands.

(3)

Represents (i) 160,411 ordinary shares, 7,450,811 Series C-2 preferred shares, 6,490,541 Series C-3 preferred shares, 2,115,755 Series D-1 preferred shares, 30,302,146 Series E preferred shares and 720,439 Series F preferred shares held by JD.com Development Limited, a limited liability company incorporated under the laws of the British Virgin Islands; (ii) 282,623 Series E preferred shares held by Tianjin Huihe Haihe Intelligent Logistics Industry Fund Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, and (iii) 2,333,333 Class A ordinary shares represented by 3,500,000 ADSs, which Windcreek Limited, an affiliate of JD.com Development Limited, has subscribed for and has been allocated in this offering at the offering price and on the same terms as the other ADSs being offered in this offering. JD.com Development Limited is an indirect subsidiary wholly-owned by JD.com (Nasdaq: JD, HKSE: 9618). The registered address of JD.com Development Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The general partner of Tianjin Huihe Haihe Intelligent Logistics Industry Fund Partnership (Limited Partnership) is Tianjin Huihe Haihe Investment Management Partnership (Limited Partnership). The general partner of Tianjin Huihe Haihe Investment Management Partnership (Limited Partnership) is Tianjin Huihe Capital Management Co., Ltd. The limited partner that holds over 60% equity interests in Tianjin Huihe Haihe Investment Management Partnership (Limited Partnership) is Suqian Jingdong Zhanrui Enterprise Management Co., Ltd. Each of Tianjin Huihe Capital Management Co., Ltd. and Suqian Jingdong Zhanrui Enterprise Management Co., Ltd. is a wholly-owned subsidiary of Xi’an Jingdong Xincheng Information Technology Co., Ltd., which is a consolidated variable interest entity of JD.com (Nasdaq: JD, HKSE: 9618). The registered address of Tianjin Huihe Haihe Intelligent Logistics Industry Fund Partnership (Limited Partnership) is Room 212, No. 1, The Second Avenue, Airport International Logistics Zone, Tian Jing Pilot Free Trade Zone (Airport Economic Zone), Tianjin, China. All of the ordinary shares and preferred shares held by JD.com Develop Limited will be automatically converted to Class B ordinary shares immediately prior to the completion of this offering. All of the preferred shares held by Tianjin Huihe Haihe Intelligent Logistics Industry Fund Partnership (Limited Partnership) will be automatically converted to Class A ordinary shares immediately prior to the completion of this offering. The table above does not take into account the number of Class A ordinary shares subscribed by certain officers and employees of JD Group as part of this offering, which accounts for approximately 0.25% of our total issued and outstanding shares upon the completion of this offering.

(4)

Represents (i) 369,034 ordinary shares, 9,497,040 Series A preferred shares, 1,758,711 Series B-1 preferred shares, 2,879,784 Series B-2 preferred shares, and 840,614 Series E preferred shares held by Morningside China TMT Fund II, L.P., (ii) 1,825,679 Series C-1 preferred shares held by Morningside China TMT Top Up Fund, L.P., and (iii) 1,884,511 Series C-3 preferred shares held by Shanghai Chenxi Venture Capital Center (Limited Partnership). All of the ordinary shares and preferred shares held by the 5Y Capital entities will be automatically redesignated as Class A ordinary shares immediately prior to the completion of this offering.

Both Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. are controlled by their general partner, Morningside China TMT GP II, L.P., which, in turn, is controlled by its general partner, TMT General Partner Ltd. TMT General Partner Ltd. is controlled by its board of directors which consists of five individuals, namely Jianming Shi, Qin Liu, Gerald Lokchung Chan, Maria K. Lam and Makim Wai On Andrew Ma. These directors have the voting and dispositive powers over the shares held by Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. The registered address of Morningside China TMT Fund II, L.P. is Windward 3, Regatta Office Park, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands. The registered address of Morningside China TMT Top Up Fund, L.P. is Windward 3, Regatta Office Park, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands.

Shanghai Chenxi Venture Capital Center (Limited Partnership) is controlled by its general partner, which in turn is controlled by an investment committee consisting of three individuals, i.e. Qin Liu, Jianming Shi and Yu Cheng. The three individuals have the voting and dispositive powers over the shares held by Shanghai Chenxi Venture Capital Center (Limited Partnership). The registered address of Shanghai Chenxi Venture Capital Center (Limited Partnership) is Building 26, 828-838 Zhangyang Road, China (Shanghai) Free Trade Pilot Zone, the People’s Republic of China.

(5)

Represents (i) 200,514 ordinary shares, 281,923 Series C-3 preferred shares, 7,952,405 Series D-2 preferred shares, 560,410 Series E preferred shares, and 900,548 Series F preferred shares held by Internet Fund IV Pte, Ltd., a company formed under the laws of Singapore, and (ii) 1,833,333 Class A ordinary shares represented by 2,750,000 ADSs, which Tiger Global Investments, L.P., an affiliate of Internet Fund IV Pte. Ltd., has subscribed for and has been allocated in this offering at the offering price and on the same terms as the other ADSs being offered in this offering. Internet Fund IV Pte. Ltd. is ultimately controlled by Charles P. Coleman III and Scott L. Shleifer. The registered address of Internet Fund IV Pte. Ltd. is 8 Temasek Boulevard, #3202 Suntec Tower Three, Singapore 038988. All of the ordinary shares and preferred shares held by Internet Fund IV Pte. Ltd. will be automatically redesignated as Class A ordinary shares immediately prior to the completion of this offering.

(6)

Represents (i) 7,450,811 Series C-2 preferred shares held by Tiantu China Consumer Fund I, L.P., (ii) 429,089 Series C-3 preferred shares and 280,205 Series E preferred shares held by Tiantu China Consumer Fund II, L.P., and (iii) 3,383,070 Series C-3 preferred shares held by Shenzhen Tiantu Xingli Investment Enterprise (Limited Partnership). The ultimate beneficial owner of Tiantu China Consumer Fund I, L.P. is Ms. Xinting Wang. Both Tiantu China Consumer Fund II, L.P. and Shenzhen Tiantu Xingli Investment Enterprise (Limited Partnership) are indirectly controlled by Tian Tu Capital Co., Ltd., the shares of which are listed on the National Equities Exchange and Quotations. Mr. Yonghua Wang is the actual controlling person of Tian Tu Capital Co., Ltd. Ms. Xinting Wang is Mr. Yonghua Wang’s daughter. The registered address of Tiantu China Consumer Fund I, L.P. is Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman KY1-9005, Cayman Islands. The registered address of Tiantu China Consumer Fund II, L.P. is Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman KY1-9005, Cayman Islands. The

registered address of Shenzhen Tiantu Xingli Investment Enterprise (Limited Partnership) is 23/F-2/3, Block 1, Building B, Wisdom Plaza, 4068 Qiaoxiang Road, Nanshan District, Shenzhen, the People’s Republic of China. All of the preferred shares held by Tiantu entities will be automatically redesignated as Class A ordinary shares immediately prior to the completion of this offering.

As of the date of this prospectus, a total of 458,313 ordinary shares and 4,815,989 preferred shares are held by one holder of record in the United States, representing approximately 3.9% of our total ordinary shares issued and outstanding on an as-converted basis.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our VIEs and Their Respective Shareholders

See “Corporate History and Structure.”

Shareholders Agreement

See “Description of Share Capital—Shareholders Agreement.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Management—Share Incentive Plan.”

Transactions with Related Parties

For the year ended December 31, 2018, we had the following transactions with related parties:

•	We sold pre-owned consumer electronics to Beijing Xichen Technology Co., Ltd., one of our equity investees, for a consideration of RMB16.4 million.

•

We purchased service related to traffic acquisition and sourcing of inventory that benefits our entire platform, including AHS Recycle, PJT Marketplace and Paipai Marketplace, from JD Group for a total consideration of RMB21.0 million.

•

We extended a loan of RMB32.9 million to Jinsong (Shanghai) Network Information Technology Co., Ltd., or Jinsong, one of our equity investees of 8% per annum, and received an interest income of RMB0.2 million and a repayment of RMB26.1 million from Jinsong.

•	We received an income of RMB0.4 million from Fuzhou Ruifeng Renewable resources Co., Ltd., or Ruifeng, one of our equity investees, due to the outstanding loans we extended to Ruifeng previously.

•	We extended a loan of RMB6.0 million to Shanghai Yueqing Information Technology Co., Ltd., or Yueqing, one of our equity investees, at an interest rate of 8% per annum.

•	We extended an interest-free payable on demand loan of RMB0.6 million to Shanghai Meda Information Technology Co., Ltd., or Meda, one of our equity investees.

For the year ended December 31, 2019, we had the following transactions with related parties:

•	We provided consultation service to Manak Waste Management Private Limited, one of our equity investees, for a total consideration of RMB6.4 million.

•	We purchased new consumer electronics from JD Group for a total consideration of RMB8.1 million.

•

We purchased service related to traffic acquisition and sourcing of inventory that benefits our entire platform, including AHS Recycle, PJT Marketplace and Paipai Marketplace, and R&D services from JD Group for a total consideration of RMB82.6 million.

•

We disposed of our household waste recycling business to Shanghai Yuekun Environmental Protection Technology Co., Ltd., or Yuekun, a company controlled by Mr. Kerry Xuefeng Chen, in exchange for economic rights (without any voting or significant participation rights) to 52.5% of the total outstanding shares of Yuekun’s holding company in Cayman islands. We recognized a loss of RMB9.3 million upon disposal. We also extended a loan of RMB81.6 million to Yuekun at an interest rate of 7% per annum and received an interest income of RMB352.0 thousand from Yuekun. Mr. Kerry Xuefeng Chen provided guarantee on the repayment of the loan. We received a repayment of RMB20.1 million from Yuekun.

•	We received an income of RMB0.3 million from Ruifeng.

•	We extended a loan of RMB3.5 million to Yueqing at an interest rate of 8% per annum.

•

We extended an interest-free payable on demand loan of RMB3.9 million to Shenzhen Aileyou Information Technology Co., Ltd., or Aileyou, one of our equity investees, and received a repayment of RMB1.5 million from Aileyou.

•	We extended a loan of RMB75 million to Jinsong and received a repayment of RMB81.8 million from Jinsong.

•

We acquired Paipai, a B2C online retail platform for pre-owned products, from JD.com, Inc. on June 3, 2019. The tangible assets acquired primarily include property and equipment related to the operations of Paipai platform such as computers. The intangible assets acquired primarily include resources provided by JD under a business cooperation agreement entered into together with the acquisition of Paipai, brand names, non-compete commitment, technology and platform, deferred tax liabilities and goodwill. In addition to the tangible and intangible assets, we received a net cash of US$20.1 million from JD. As a consideration, we issued 27,500,098 Series E preferred Shares to JD.com Development Limited.

For the year ended December 31, 2020, we had the following transactions with related parties:

•	We purchased new consumer electronics from JD Group for a total consideration of RMB25.4 million.

•

We purchased service related to traffic acquisition and sourcing of inventory that benefits our entire platform, including AHS Recycle, PJT Marketplace and Paipai Marketplace, and R&D services from JD Group for a total consideration of RMB166.1 million.

•	We purchased service related to traffic acquisition from Aileyou for a total consideration of RMB2.0 million.

•

We extended a loan of RMB138.3 million to Yuekun at an interest rate of 7% per annum and received an interest income of RMB1.8 million from Yuekun. We also received a repayment of RMB175.8 million from Yuekun, a portion of which was repayment of loans we extended in prior years.

•

We extended an interest-free payable on demand loan of RMB2.4 million to Aileyou, and received a repayment of RMB2.9 million from Aileyou, a portion of which was repayment of loans we extended in prior year. The loan is expected to be repaid in full in 2021.

For the three months ended March 31, 2021, we had the following transactions with related parties:

•

We purchased service related to traffic acquisition and sourcing of inventory that benefits our entire platform, including AHS Recycle, PJT Marketplace and Paipai Marketplace, and R&D services from JD Group for a total consideration of RMB55.4 million.

•	We purchased service related to traffic acquisition from Aileyou for a total consideration of RMB1.3 million.

•

We extended a loan of RMB69.4 million to Yuekun at an interest rate of 7% per annum and received an interest income of RMB1.2 million from Yuekun. We also received a repayment of RMB72.2 million from Yuekun, a portion of which was repayment of loans we extended in prior years.

From March 31, 2021 to the date of this prospectus, we (i) granted a total of 2,964,091 immediately vested restricted share units to Kerry Xuefeng Chen, our chairman and chief executive officer, in April 2021; (ii) issued 720,439 series F preferred shares, 225,538 series C-3 preferred shares and 160,411 ordinary shares to JD.com Development Limited in April 2021; (iii) issued series E preferred shares to Tianjin Huihe Haihe Intelligent Logistics Industry Fund Partnership (Limited Partnership) in May 2021; (iv) issued (a) 281,923 series C-3 preferred shares, (b) 900,548 series F preferred shares, and (c) 200,514 ordinary shares to Internet Fund IV Pte. Ltd. in April 2021; and (v) entered into an amended and restated business cooperation agreement on April 20, 2021 with JD.com, Inc.. See “Description of Share Capital—History of Securities Issuances” and “Business—Supply Side—Partnership with key supply sources” for more details.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$300,000 divided into 300,000,000 shares with a par value of US$0.001 each, comprising of (i) 182,665,628 ordinary shares with a par value of US$0.001 each; (ii) 9,497,040 Series A preferred shares with a par value of US$0.001 each; (iii) 7,586,836 Series B preferred shares with a par value of US$0.001 each, comprising of (a) 1,758,711 Series B-1 preferred shares, (b) 2,879,784 Series B-2 preferred shares and (c) 2,948,341 Series B-3 preferred shares; (iv) 44,226,287 Series C preferred shares with a par value of US$0.001 each, comprising of (a) 2,747,350 Series C-1 preferred shares, (b) 17,099,501 Series C-2 preferred shares and (c) 24,379,436 Series C-3 preferred shares; (v) 10,068,160 Series D preferred shares with a par value of US$0.001 each, comprising of (a) 2,115,755 Series D-1 preferred shares and (b) 7,952,405 Series D-2 preferred shares; (vi) 36,178,666 Series E preferred shares and 9,777,383 Series F preferred shares with a par value of US$0.001 each.

As of the date of this prospectus, 18,782,620 ordinary shares, 9,497,040 Series A preferred shares, 1,758,711 Series B-1 preferred shares, 2,879,784 Series B-2 preferred shares, 2,948,341 Series B-3 preferred shares, 2,747,350 Series C-1 preferred shares, 17,099,501 Series C-2 preferred shares, 24,379,436 Series C-3 preferred shares, 2,115,755 Series D-1 preferred shares, 7,952,405 Series D-2 preferred shares, 36,178,666 Series E preferred shares and 9,777,383 Series F preferred shares are issued and outstanding (without taking into account the 153,570 ordinary shares that China Equities HK Limited has the right to acquire pursuant to a warrant we issued on May 10, 2021 or the 2,964,091 ordinary shares to be issued for vested restricted share units). All of our issued and outstanding ordinary shares and preferred shares are fully paid.

Immediately prior to the completion of this offering, our authorized share capital will be US$1,000,000 divided into 1,000,000,000 shares comprising of (i) 941,472,561 Class A Ordinary Shares of a par value of US$0.001 each, (ii) 47,240,103 Class B Ordinary Shares of a par value of US$0.001 each, and (iii) 11,287,336 Class C Ordinary Shares of a par value of US$0.001 each, and there will be 146,938,992 ordinary shares outstanding, including a total of 88,411,553 Class A ordinary shares, 47,240,103 Class B ordinary shares and 11,287,336 Class C ordinary shares, assuming the underwriters do not exercise the over-allotment option.

Our Post-Offering Memorandum and Articles of Association

Subject to the approval of our shareholders, we will adopt a further amended and restated memorandum and articles of association, which will become effective and replace our currently effective memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company.    Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares.    Our ordinary shares are divided into Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Holders of our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Conversion.    Each Class B ordinary share or Class C ordinary share is convertible into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Class B ordinary shares are not convertible into Class C ordinary shares, and vice versa. Upon (a) any direct or indirect sale, transfer, assignment or disposition of Class B ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such Class B ordinary shares through voting proxy or otherwise to any person that is not ultimately controlled by JD.com, Inc.; or (b) any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B ordinary shares that is an entity to any person that is not ultimately controlled by JD.com, Inc., such Class B ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares

Upon (i) any direct or indirect sale, transfer, assignment or disposition of such number of Class C ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class C ordinary shares through voting proxy or otherwise to any person that is not an affiliate of such holder; (ii) any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class C ordinary shares that is an entity to any person that is not an affiliate of such holder; (iii) Mr. Kerry Xuefeng Chen, or the founder, being neither a director nor the chief executive officer of our company; (iv) the founder ceases to be the ultimate beneficial owner of any outstanding Class C ordinary shares; (v) the founder ceases to be the ultimate beneficial owner of C&XF Group Limited or any other entity that holds Class C ordinary shares; or (vi) the founder being permanently unable to attend board meetings and manage the business affairs of our company as a result of incapacity solely due to his then physical and /or mental condition (which, for the avoidance of doubt, does not include any confinement against his will), such Class C ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares.

Dividends.    Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.    In respect of all matters subject to a shareholders’ vote, each holder of Class A ordinary shares is entitled to one vote per share, each holder of Class B ordinary shares is entitled to three votes per share and each holder of Class C ordinary shares is entitled to fifteen votes per share subject to vote at our general meetings. Our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder holding not less than 10% of the votes attaching to the shares present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the issued and outstanding ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or by our directors (acting by a resolution of our board). Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all of our shares in issue and entitled to vote at such general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares.    Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the NYSE be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation.    On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares outstanding or (iii) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially and adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares.    Our post-offering memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares, without the need for any approval or consent from our shareholders.

Our post-offering memorandum and articles of association also authorizes our board of directors, without the need for any approval or consent from our shareholders, to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares, without the need for any approval or consent from, or other action by, our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges and any special resolutions passed by our shareholders). However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions.    Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.    We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum.    Without limiting the jurisdiction of the Cayman courts to hear, settle and/or determine disputes related to our company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of our company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of our company to our company or the members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or our articles of association including but not limited to any purchase or acquisition of shares, security, or guarantee provided in consideration thereof, or (iv) any action asserting a claim against our company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time).

Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, including those arising from the Securities Act and the Exchange Act, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of our articles of association.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number votes attaching to all issued and the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding

100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variations of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Preferred Shares

Follow-on Series C-3 Preferred Shares

On June 26, 2018, we entered into a Follow-on Series C-3 Preferred Share Purchase Agreement with Euro Eco Limited, pursuant to which we issued 1,884,512 Series C-3 preferred shares to Euro Eco Limited on June 26, 2018 for a purchase price of US$5,000,000.

Series D Preferred Shares

On July 5, 2018, we entered into a Series D Preferred Share Purchase Agreement with JD.com Development Limited and Internet Fund IV Pte. Ltd. Pursuant to the agreement, we issued on July 5, 2018 (i) 2,115,755 Series D-1 preferred shares to JD.com Development Limited for a purchase price of US$22,917,594, and (ii) 7,952,405 Series D-2 preferred shares to Internet Fund IV Pte. Ltd. for a purchase price of US$101,340,522.

First Conversion of Series C-3 Convertible Loans

On December 7, 2018, as a result of certain Series C-3 convertible loan investors’ election to convert the loans they extended to us during Series C-3 round of financing into Series C-3 preferred shares, we issued (i) 1,691,535 Series C-3 preferred shares to Qianhai Ark (Cayman) Investment Co. Limited for a purchase price of US$ equivalent of RMB30,000,000, (ii) 5,564,491 Series C-3 preferred shares to JD.com Development Limited for a purchase price of US$ equivalent of RMB98,688,292, and (iii) 563,845 Series C-3 preferred shares to YYT Capital Inc. for a purchase price of US$ equivalent of RMB10,000,000.

Series E Preferred Shares

On June 3, 2019, we entered into Series E Preferred Share Purchase Agreements with six investors. Pursuant to the agreements, we issued:

•

on June 3, 2019, (i) 560,410 Series E preferred shares to Generation Mu HK Investment Limited for a purchase price of US$10,000,000, (ii) 560,410 Series E preferred shares to Internet Fund IV Pte. Ltd. for a purchase price of US$10,000,000, and (iii) 27,500,098 Series E preferred shares to JD.com Development Limited, in exchange for JD Group’s Paipai business, certain exclusive traffic resources, and a cash consideration of US$20,114,688;

•	on August 16, 2019, we issued 280,205 Series E preferred shares to Tiantu China Consumer Fund II, L.P. for a purchase price of US$5,000,000;

•	on August 24, 2019, we issued 280,205 Series E preferred shares to Fresh Capital Fund I, L.P. for a purchase price of US$5,000,000; and

•	on September 16, 2019, we issued 840,614 Series E preferred shares to Morningside China TMT Fund II, L.P. for a purchase price of US$15,000,000.

Follow-on Series E Preferred Shares

On September 4, 2020, we entered into a Follow-on Series E Preferred Share Purchase Agreement, or Series E Follow-on SPA, with five investors, including three RMB investors. Pursuant to the agreement, we issued:

•	on September 9, 2020, 1,401,024 Series E preferred shares to Guotai Junan Finance (Hong Kong) Limited for a purchase price of US$25,000,000; and

•	on September 14, 2020, 2,802,048 Series E preferred shares to JD.com Development Limited for a purchase price of US$50,000,000.

Upon the closing of the transaction with the three RMB investors, we would issue (i) 282,623 Series E preferred shares to Tianjin Huihe Haihe Intelligent Logistics Industry Fund Partnership (Limited Partnership), or Huihe Haihe, for a purchase price of US$ equivalent of RMB35,000,000, (ii) 403,747 Series E preferred shares to Shanghai Zhengmu Investment Center (Limited Partnership), or Zhengmu, for a purchase price of US$ equivalent of RMB50,000,000, and (iii) 403,747 Series E preferred shares to Ningbo Qingyu Investment Management Co., Ltd., or Qingyu, for a purchase price of US$ equivalent of RMB50,000,000.

On November 19, 2020, an additional RMB investor, Zibo Minsheng Ouming Equity Investment Partnership (Limited Partnership), or Minsheng, entered into an amendment agreement to the Series E Follow-on SPA, with all parties to the Series E Follow-on SPA. Pursuant to the amendment agreement, upon the closing of the transaction, we would issue 807,494 Series E preferred shares to Minsheng for a purchase price of US$ equivalent of RMB100,000,000.

Follow-on Series E Convertible Loans

On September 4, 2020, we also entered into a convertible loan agreement with each of the three RMB investors that entered into the Series E Follow-on SPA with us on the same day. Pursuant to the three convertible loan agreements, (i) Huihe Haihe extended a loan of RMB35,000,000 to us, (ii) Zhengmu extended a loan of RMB50,000,000 to us, and (iii) Qingyu extended a loan of RMB50,000,000 to us. We are obligated to repay such loans within 30 days after each corresponding RMB investor obtains relevant PRC government authorities’ approval for its follow-on Series E investment in our company pursuant to the Series E Follow-on SPA.

On November 19, 2020, the same day on which we entered into the amendment agreement with Minsheng, we also entered into a convertible loan agreement with Minsheng. Pursuant to the convertible loan agreement, Minsheng to extended a loan of RMB100,000,000 to us and we are obligated to repay such loan within 30 days after Minsheng obtains relevant PRC government authorities’ approval for its follow-on Series E investment in our company pursuant to the amendment agreement.

Second Conversion of Series C-3 Convertible Loans

On February 8, 2021, as a result of a few additional Series C-3 convertible loan investors’ election to convert the loans they extended to us during Series C-3 round of financing into Series C-3 preferred shares, we issued (i) 1,884,511 Series C-3 preferred shares to Shanghai Chenxi Venture Capital Center (Limited Partnership) for a purchase price of US$ equivalent of RMB33,422,500, (ii) 3,383,070 Series C-3 preferred shares to Shenzhen Tiantu Xingli Investment Enterprise (Limited Partnership) for a purchase price of US$ equivalent of RMB60,000,000, and (iii) 563,845 Series C-3 preferred shares to Shanghai Jinglin Jinghui Equity Investment Center (Limited Partnership) for a purchase price of US$ equivalent of RMB10,000,000.

Replacement of Certain Series C-3 Preferred Shares Issued in the First Conversion of Series C-3 Convertible Loans

On February 8, 2021, we issued 1,262,446 Series C-3 preferred shares to Qianhai Fund of Fund Equity Investment (Shenzhen) Co., Ltd., or Qianhai FoF, for a purchase price of US$ equivalent of RMB22,389,948 and, at the same time, repurchased from Qianhai Ark (Cayman) Investment Co. Limited, an offshore affiliate of Qianhai FoF, the same amount of Series C-3 preferred shares we issued to it on December 7, 2018 upon the first conversion of Series C-3 convertible loans, at the same price. All of the Series C-3 preferred shares held by Qianhai FoF were transferred to its affiliate, Qianhai Equity Investment Fund (Limited Partnership), on June 9, 2021.

First Conversion of Follow-on Series E Convertible Loans

On February 8, 2021, Zhengmu, a follow-on Series E convertible loan investor, elected to convert the loan it extended to us during follow-on Series E round of financing into Series E preferred shares, and we issued 403,747 Series E preferred shares to Refresher Limited, an offshore affiliate of Zhengmu, for a purchase price of US$ equivalent of RMB50,000,000. Upon the completion of this issuance, our transaction with Zhengmu contemplated under the Series E Follow-on SPA was also closed.

Third Conversion of Series C-3 Convertible Loans

In April and May 2020, the last two remaining Series C-3 convertible loan investors’ election to convert the loans they extended to us into Series C-3 preferred shares. As a result, we issued (i) 2,255,380 Series C-3 preferred shares to Shou Bainian for a purchase price of US$ equivalent of RMB40,000,000 on April 28, 2021; and (ii) 2,819,225 Series C-3 preferred shares to Shanghai Liange Enterprise management Partnership (Limited Partners) for a purchase price of US$ equivalent of RMB50,000,000 on May 25, 2021.

Second Conversion of Follow-on Series E Convertible Loans

On May 25, 2021, the remaining three Series E convertible loan investors, Huihe Haihe, Qingyu and Minsheng, elected to convert the loans they extended to us during follow-on Series E round of financing into Series E preferred shares. As a result, we issued on May 25, 2021 (i) 282,623 Series E preferred shares to Huihe Haihe for a purchase price of US$ equivalent of RMB35,000,000, (ii) 403,747 Series E preferred shares to Shanghai Qihuai Enterprise Management Partnership (Limited Partnership), a PRC affiliate of Qingyu, for a purchase price of US$ equivalent of RMB50,000,000, and (iii) 807,494 Series E preferred shares to Bourgeon Inc, an offshore affiliate of Minsheng, for a purchase price of US$ equivalent of RMB100,000,000. Upon the completion of these share issuance, our transactions with Huihe Haihe, Qingyu and Minsheng under the Series E Follow-on SPA were closed.

Series F Preferred Shares, Series C-3 Preferred Shares and Ordinary Shares

On April 16, 2021, we entered into a share purchase agreement with eight investors. Pursuant to the share purchase agreement. Pursuant to the agreement, we issued:

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On April 28, 2021 to Tiger Pacific Master Fund LP (i) 720,439 Series F preferred shares for a consideration of US$14,000,000; (ii) 225,538 Series C-3 preferred shares for a consideration of US$3,506,233; (iii) 160,412 ordinary shares for a consideration of US$2,493,767;

•

On April 28, 2021 to Yiheng Capital Partners, L.P. (i) 720,439 Series F preferred shares for a consideration of US$14,000,000; (ii) 225,538 Series C-3 preferred shares for a consideration of US$3,506,233; and (iii) 160,411 ordinary shares for a consideration of US$2,493,767;

•

On April 28, 2021 to Pluto Connection Limited (i) 1,801,097 Series F preferred shares for a consideration of US$35,000,000; (ii) 563,845 Series C-3 preferred shares for a consideration of US$8,765,581; (iii) 401,028 ordinary shares for a consideration of US$6,234,419;

•

On April 30, 2021 to Being Capital Fund I LP (i) 1,080,658 Series F preferred shares for a consideration of US$21,000,000; (ii) 338,307 Series C-3 preferred shares for a consideration of US$5,259,349; and (iii) 240,617 ordinary shares for a consideration of US$3,740,651;

•

On April 30, 2021 to JD.com Development Limited (i) 720,439 Series F preferred shares for a consideration of US$14,000,000; (ii) 225,538 Series C-3 preferred shares for a consideration of US$3,506,233; (iii) 160,411 ordinary shares for a consideration of US$2,493,767;

•

On April 30, 2021 to Internet Fund IV Pte. Ltd. (i) 900,548 Series F preferred shares for a consideration of US$17,500,000; (ii) 281,923 Series C-3 preferred shares for a consideration of US$4,382,791; (iii) 200,514 ordinary shares for a consideration of US$3,117,209;

•

On May 5, 2021 to Design Time Limited (i) 720,439 Series F preferred shares for a consideration of US$14,000,000; (ii) 225,538 Series C-3 preferred shares for a consideration of US$3,506,233; (iii) 160,411 ordinary shares for a consideration of US$2,493,767; and

•

On May 12, 2021 to Tian Zhan Investment Limited (i) 540,329 Series F preferred shares for a consideration of US$10,500,000; (ii) 169,153 Series C-3 preferred shares for a consideration of US$2,629,674; and (iii) 120,309 ordinary shares for a consideration of US$1,870,326.

On May 25, 2021, we entered into a share purchase agreement with Cosmic Blue Investments Limited, a wholly-owned subsidiary of Kuaishou. Pursuant to the share purchase agreement, we issued to Cosmic Blue Investments Limited 2,572,995 Series F preferred shares on May 25, 2021 for a consideration of US$50,000,000 in the form of cash and business resources.

Ordinary shares

On February 8, 2021, we issued 992,513 ordinary shares to Shanghai Jinglin Jinghui Equity Investment Center (Limited Partnership), or Shanghai Jinglin, after C&XF Group Limited, Mr. Kerry Xuefeng Chen’s BVI holding company, transferred us the same amount of ordinary shares on the same day. This arrangement was made to realize a transfer of 992,513 ordinary shares from Mr. Kerry Xuefeng Chen to Shanghai Jinglin contemplated under a share transfer agreement between the two shareholders. Instead of a direct transfer between the two shareholders, this arrangement was made to facilitate Shanghai Jinglin’s obtaining of the approval from relevant PRC government authorities for investing in the Company’s shares.

We will issue to several investors certain amounts of ordinary shares pursuant to a share purchase agreement entered into on April 20, 2021. See “—History of Securities Issuance—Preferred Shares—Series F Preferred Shares, Series C-3 Preferred Shares and Ordinary Shares.”

Warrant

On December 9, 2020, we issued to InnoVen Capital China Pte. Ltd. a warrant to subscribe for up to US$1,000,000 worth of Series E preferred shares at the subscription price set forth in the Warrants Instrument executed by us. On May 12, 2021, as a result of InnoVen Capital China Pte. Ltd.’s election to exercise the warrant in full, we issued to it 56,041 Series E preferred shares at a purchase price of US$1,000,000.

On May 10, 2021, we issued to China Equities HK Limited a warrant to subscribe for 153,570 ordinary shares of our company at an exercise price of US$2.65 per share, subject to certain price adjustments as set forth in the warrant. The warrant will expire on May 10, 2025.

Options and Restricted Share Units

We have granted options to purchase our ordinary shares and restricted share units to certain of our directors, officers and employees. See “Management—Share Incentive Plan.”

Shareholders Agreement

We entered into the eighth amended and restated shareholders agreement on April 16, 2021 with our shareholders, which consist of holders of ordinary shares and preferred shares. The new shareholder of our company after April 16, 2021 entered into a joinder agreement with us and became a party to the shareholders agreement dated April 16, 2021. The eighth amended and restated shareholders agreement provides for certain investors’ rights, including information and inspection rights, registration rights, right of participation, right of first refusal, co-sale right, right of drag-along, and contains provisions relating to composition of our board of directors, certain corporate governance matters and shareholder approvals. Most of these special rights will automatically terminate upon the completion of this offering. Below is a summary of certain shareholders’ special rights that will survive the completion of this offering.

Registration Rights

We have granted certain registration rights to our holders of preferred shares. Set forth below is a description of the registration rights granted under our currently effective shareholders agreement.

Demand Registration Rights.    Holders of at least 30% of the then outstanding registrable securities (including ordinary shares issued or issuable upon conversion of the preferred shares) have the right to demand that we file a registration statement of all registrable securities that the holders request to be registered and included in such registration by written notice. Holders of registrable securities may request the registrable securities be distributed by means of an underwriting. We are not obligated to effect more than three such demand registrations. We have the right to defer such filing of registration statement for a period of not more than ninety (90) days after receipt of a demand registration request if, in the good faith judgment of the board of directors of our company, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any twelve-month period and we cannot register any other shares of our company during such twelve-month period.

Piggyback Registration Rights.    If we propose to file a registration statement for a public offering of our shares, we shall give all holders of registrable securities a written notice of such registration and shall afford each holder of registrable securities an opportunity to include in such registration all or any part of the registerable securities held by such holder. Holders of registrable securities may make this piggyback registration request for unlimited number of times.

Form F-3 Registration Rights.    Holders of at least a majority of all registrable securities may request us in writing to file effect a registration on Form F-3 for an unlimited number of times. We shall effect the registration of the securities on Form F-3 as soon as practicable, except in certain circumstances.

Expenses of Registration.    We will bear all registration expenses, other than underwriting discounts and selling commissions.

Termination of Registration Rights. Our shareholders’ registration rights will terminate (i) after five years of the completion of this offering, or (ii) all such registrable securities proposed to be sold by a shareholder may then be sold without registration in any 90-day period pursuant to Rule 144 promulgated under the Securities Act.

Our policy undertakings to IFC

We undertake to provide one of our shareholders, International Finance Corporation, or IFC, with annual monitoring report confirming our compliance with specific social and environmental measures undertaken by us and our compliance with IFC’s performance standards on social & environmental sustainability, and notify IFC of certain incidents or circumstances that have or could reasonably be expected to have an adverse effect on IFC’s investment in us and our business operations in accordance with IFC’s performance standards on social and environmental sustainability. In addition, we also provide IFC with certain information and inspection rights, and covenant to conduct our business in a compliant manner.

Pursuant to a put option agreement we entered into with certain of our shareholders on June 26, 2018, we granted to each of such shareholders a put option to sell the shares held by them back to us at certain agreed price upon certain triggering events, such as failure to perform our obligations under IFC policy undertakings described above. On May 25, 2021, the put option was terminated by mutual agreement between the relevant shareholders and us.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. — Hong Kong, located at 9/F Citi Tower, One Bay East, 83 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong.

We have appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov).

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Every three ADSs represent the right to receive, and to exercise the beneficial ownership interests in, two Class A ordinary shares that are on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-Share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of Class A ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the Class A ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the Class A ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC, which nominee will be the only “holder” of such ADSs for purposes of the deposit agreement and any applicable ADR. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the Class A ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable Class A ordinary shares with the beneficial ownership rights and interests in such Class A ordinary shares being at all times vested with the beneficial owners of the ADSs representing the Class A ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of Class A ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of Class A ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the Class A ordinary shares deposited or modify the ADS-to- Class A ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional Class A ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-Class A ordinary shares ratio upon a distribution of Class A ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new Class A ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the Class A ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to subscribe for additional Class A ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

The depositary will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if we request such rights be made available to holders of ADSs, it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new Class A ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary; or

•	It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not made available to you or not exercised and appear to be about to lapse if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights in such circumstances, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if we request, it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, Class A ordinary shares or rights to subscribe for additional Class A ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we request such distribution be made available to you and provide to the depositary all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we request that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary; or

•	The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes affecting Class A ordinary shares

The Class A ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such Class A ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the Class A ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Class A ordinary shares

Upon completion of the offering, the Class A ordinary shares being offered pursuant to the prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in the prospectus.

After the closing of the offer, the depositary may create ADSs on your behalf if you or your broker deposit Class A ordinary shares with the custodian and provide the certifications and documentation required by the deposit agreement. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Class A ordinary shares to the custodian. Your ability to deposit Class A ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the Class A ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of Class A ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The Class A ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such Class A ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the Class A ordinary shares.

•

The Class A ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The Class A ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination, and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Class A ordinary shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying Class A ordinary shares at the custodian’s offices.

Your ability to withdraw the Class A ordinary shares held in respect of the ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the Class A ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Class A ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the Class A ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

Temporary delays that may arise because (i) the transfer books for the Class A ordinary shares or ADSs are closed, or (ii) Class A ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the Class A ordinary shares represented by your ADSs. The voting rights of holders of Class A ordinary shares are described in the section of this prospectus titled “Description of Share Capital”.

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs as follows:

•

In the event of voting by show of hands, the depositary will vote (or cause the custodian to vote) all ordinary shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of ADSs who provide timely voting instructions.

•

In the event of voting by poll, the depositary will vote (or cause the Custodian to vote) the ordinary shares held on deposit in accordance with the voting instructions timely received from the holders of ADSs.

Securities for which no voting instructions have been received will not be voted (except (a) as set forth above in the case voting is by show of hands, (b) in the event of voting by poll, holders of ADSs in respect of which no timely voting instructions have been received shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the ordinary shares represented by such holders’ ADSs; provided, however, that no such discretionary proxy shall be given with respect to any matter to be voted upon as to which we inform the depositary that (i) we do not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of ordinary shares may be adversely affected, and (c) as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service		Fees
•	Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary share ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares	Up to US$0.05 per ADS issued

•	Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share ratio, or for any other reason)	Up to US$0.05 per ADS cancelled

•	Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to US$0.05 per ADS held

•	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS held

•	Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to US$0.05 per ADS held

•	ADS Services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

•	Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to US$0.05 per ADS (or fraction thereof) transferred

•	Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).	Up to US$0.05 per ADS (or fraction thereof) converted

As an ADS holder, you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

•

the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and

•	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders of ADSs 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Class A ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with any termination of the deposit agreement, the depositary may make available to owners of ADSs a means to withdraw the Class A ordinary shares represented by ADSs and to direct the deposit of such Class A ordinary shares into an unsponsored American depositary share program established by the depositary. The ability to receive unsponsored American depositary shares upon termination of the deposit agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees and expenses.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Transmission of Notices, Reports and Proxy Soliciting Material

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. Subject to the terms of the deposit agreement, the depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to accurately determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Class A ordinary shares, for the validity or worth of the Class A ordinary shares, for any tax consequences that result from the ownership of ADSs or other deposited property, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice or for any act or omission of or information provided by DTC or any DTC participant.

•	We and the depositary also disclaim any liability for any action or inaction of any clearing or settlement system (and any participant thereof) for the ADSs or deposited securities.

•	The depositary shall not be liable for acts or omissions of any predecessor or successor depositary, except in certain circumstances described in the deposit agreement.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, including regulations of any stock exchange or by reason of present or future provision of any provision of our articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our articles of association or in any provisions of or governing the securities on deposit.

•

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability by a holder or beneficial holder to benefit from any distribution, offering, right or other benefit that is made available to holders of Class A ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

•	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary and you as ADS holder.

•

Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

•

We and the depositary disclaim liability arising out of losses, liabilities, taxes, charges or expenses resulting from the manner in which a holder or beneficial owner of ADSs holds ADSs, including resulting from holding ADSs through a brokerage account.

As the above limitations relate to our obligations and the depositary’s obligations to you under the deposit agreement, we believe that, as a matter of construction of the clause, such limitations would likely to continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to obligations or liabilities incurred under the deposit agreement before the cancellation of the ADSs and the withdrawal of the ordinary shares, and such limitations would most likely not apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to obligations or liabilities incurred after the cancellation of the ADSs and the withdrawal of the ordinary shares and not under the deposit agreement.

In any event, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of Class A ordinary shares (including Class A ordinary shares represented by ADSs) are governed by the laws of the Cayman Islands.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY.

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, whether the ADS holder purchased the ADSs in this offering or secondary transactions, even if the ADS holder subsequently withdraws the underlying ordinary shares. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Jurisdiction

We have agreed with the depositary that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or relating in any way to the deposit agreement, including those arising from the Securities Act and the Exchange Act.

The deposit agreement provides that, by holding an ADS or an interest therein, you irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary arising out of or related in any way to the deposit agreement, the ADSs, American depositary receipts or the transactions contemplated thereby or by virtue of ownership thereof, including without limitation claims against us under the Securities Act of 1933 and the Exchange Act of 1934, may only be instituted in the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts of New York County, New York), and by holding an ADS or an interest therein you irrevocably waive any objection which you may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The deposit agreement also provides that the foregoing agreement and waiver shall survive your ownership of ADSs or interests therein.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 16,233,000 ADSs outstanding, representing approximately 7.4% of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. Our ADSs have been approved for listing on the New York Stock Exchange, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We, our directors and executive officers, our existing shareholders and certain of our optionholders have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs (other than pursuant to employee share option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed and subject to certain other exceptions), without the prior written consent of the representatives of the underwriters. We have agreed to instruct Citibank, N.A., as depositary, not to accept any deposit of any ordinary shares for the purpose of issuance of ADSs for a period of 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct the depositary otherwise with the prior written consent of the representatives on behalf of the underwriters.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the ADSs or ordinary shares may dispose of significant numbers of the ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of the ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of the ADSs from time to time. Sales of substantial amounts of the ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ADSs.

Rule 144

All of our ordinary shares that will be issued and outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•

1% of the then issued and outstanding ordinary shares of the same class, including ordinary shares represented by ADSs, which immediately after the completion of this offering will equal 884,116 Class A ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

•

the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following summary of the Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Han Kun Law Offices, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A ordinary shares or the ADSs, nor will gains derived from the disposal of our Class A ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational senior management and senior management department’s performance of their duties is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to the SAT Circular 82, the SAT issued the SAT Bulletin 45, which became effective since

September 2011, to provide more guidance on the implementation of the SAT Circular 82. The SAT Bulletin 45 provides for detailed procedures and administration with respect to determination of residence status and administration of post-determination matters.

We believe that AiHuiShou International Co. Ltd. is not a PRC resident enterprise for PRC tax purposes. AiHuiShou International Co. Ltd. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that AiHuiShou International Co. Ltd. meets all of the conditions above. AiHuiShou International Co. Ltd. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. Therefore, we do not believe that AiHuiShou International Co. Ltd. meets all of these conditions or AiHuiShou International Co. Ltd. is a PRC resident enterprise for PRC tax purposes even if the conditions for “de facto management body” prescribed in the SAT Circular 82 are applicable. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that AiHuiShou International Co. Ltd. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of AiHuiShou International Co. Ltd. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that AiHuiShou International Co. Ltd. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, AiHuiShou International Co. Ltd., is not deemed to be a PRC resident enterprise, holders of the ADSs and Class A ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Public Notice 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Public Notice 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Public Notice 37, or to establish that we should not be taxed under these circulars. See “Risk Factors—Risks Related to

Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or Class A ordinary shares acquired by U.S. Holders (as defined below) pursuant to this offering. This discussion applies only to U.S. Holders that hold the ADSs or Class A ordinary shares as capital assets (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (the “Regulations”), published positions of the Internal Revenue Service (the “IRS”), court decisions and other applicable authorities, all as currently in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). There can be no assurance that the IRS or a court will not take a contrary position with respect to any U.S. federal income tax considerations described below.

This discussion does not address all U.S. federal income tax considerations that may be applicable to particular investors in light of their individual investment circumstances, including investors subject to special rules under U.S. federal income tax law, such as:

•	banks, insurance companies and other financial institutions;

•	entities treated as partnerships for U.S. federal income tax purposes, S corporations or other pass-through entities;

•	tax-exempt entities;

•	real estate investment trusts;

•	regulated investment companies;

•	dealers or traders in securities;

•	certain former citizens or residents of the United States;

•	persons that elect to mark their securities to market;

•	persons holding ADSs or ordinary shares as part of a straddle, conversion or other integrated transaction;

•	persons that have a functional currency other than the U.S. dollar; and

•	persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or value).

This discussion does not address any U.S. state or local tax considerations, any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations, or any non-U.S. tax considerations other than the discussion below relating to certain withholding rules and the U.S.-PRC income tax treaty (the “Treaty”).

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Regulations to be treated as a U.S. person.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds the ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend on the status and the activities of the partnership. Partners in a partnership holding the ADSs or Class A ordinary shares should consult their tax advisors regarding the tax considerations of an investment in the ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will generally be classified as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes, for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are generally taken into account when determining the value of its assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is not entirely clear, we treat our VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any future taxable year. Assuming that we are the owner of our VIEs and their subsidiaries for U.S. federal income tax purposes, and, based upon our current and projected income and assets, including the expected cash proceeds from this offering, and projections as to the value of our assets, taking into account the projected market value of our ADSs following this offering, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets including cash raised in this offering.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC tax rules discussed below under “—Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes a “mark-to-market” election, will apply in future years even if we cease to be a PFIC. The discussion below under “—Dividends” and “—Sale or Other Disposition of ADSs or Class A Ordinary Shares” assumes that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that will apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

The gross amount of any distribution to a U.S. Holder with respect to the ADSs or Class A ordinary shares will generally be included in such holder’s gross income as ordinary dividend income on the date actually or constructively received by such holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs, to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that any distribution from us will generally be reported as a dividend for U.S. federal income tax purposes. The amount of such dividend will include amounts withheld by us or our paying agent in respect of any foreign taxes. Any dividend from us will not be eligible for the dividends-received deduction generally allowed under the Code to qualifying corporations in respect of dividends received from U.S. corporations.

Dividends received by individuals and certain other non-corporate U.S. Holders may constitute “qualified dividend income” that is subject to tax at the lower applicable capital gains rate provided that (1) the ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States or we are eligible for benefits of an approved comprehensive income tax treaty with the United States, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs, but not our Class A ordinary shares, are expected to be listed on the New York Stock Exchange so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard. If we are treated as a “resident enterprise” for PRC tax purposes under the Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. U.S. Holders should consult their tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to the ADSs or Class A ordinary shares (including rules relating to foreign tax credit limitations).

Dividends from us will generally constitute non-U.S. source income and will be treated as “passive category income” for foreign tax credit limitation purposes. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, U.S. Holders may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or Class A ordinary shares. U.S. Holders may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding tax imposed on dividends received on our ADSs or Class A ordinary shares. If a U.S. Holder does not elect to claim a foreign tax credit for foreign taxes withheld, such holder may instead claim a deduction for U.S. federal income tax purposes in respect of such taxes, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

A U.S. Holder will generally recognize gain or loss on any sale or other disposition of our ADSs or Class A ordinary shares equal to the difference between the amount realized for such ADSs or Class A ordinary shares and such holder’s tax basis in such ADSs or Class A ordinary shares. Such gain or loss will generally be capital gain or loss. Individuals and certain other non-corporate U.S. Holders who have held such ADSs or Class A ordinary shares for more than one year will generally be eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S.-source gain or loss for foreign tax credit purposes. However, if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and PRC tax is imposed on any gain, and if a U.S. Holder is eligible for the benefits of the Treaty, such holder may elect to treat such gain as PRC-source gain under the Treaty. If a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to treat any gain as PRC-source gain, then such holder would generally not be able to use any foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income in the same category treated as derived from non-U.S. sources.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, such holder will be subject to special tax rules with respect to any “excess distribution” that such holder receives and any gain such holder recognizes from a sale or other disposition (including a pledge) of our ADSs or Class A ordinary shares, unless such holder makes a “mark-to-market” election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions such holder received during the shorter of the three preceding taxable years or such holder’s holding period for the ADSs or Class A ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•

amounts allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

•

amounts allocated to each prior taxable year, other than the taxable year of the distribution or gain or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year, and the resulting tax will be increased by an additional tax equal to the interest charge on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our non-U.S. subsidiaries or other corporate entities in which we own equity interests are also PFICs, such holder will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary or other corporate entity classified as a PFIC for purposes of the application of these rules.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed above. If a U.S. Holder makes a valid mark-to-market election for the ADSs, the U.S. Holder will include in income each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs held as of the close of such holder’s taxable year over such holder’s adjusted basis in such ADSs. The U.S. Holder is allowed a deduction for the excess, if any, of such holder’s adjusted basis in the ADSs over their fair market value as of the close of the taxable year. However, such deductions are allowable only to the extent of any net mark-to-market gains on the ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. The U.S. Holder’s basis in the ADSs will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a valid mark-to-market election, and we subsequently cease to be classified as a PFIC, such U.S. Holder will not be required to take into account the mark-to-market income or loss as described above during any period that we are not classified as a PFIC.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Regulations. We expect that our ADSs, but not our Class A ordinary shares, will be treated as marketable stock upon their listing on the New York Stock Exchange, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs continue to be listed and are regularly traded, if a U.S. Holder holds our ADSs, it is expected that the mark-to-market election would be available to such holder with respect to the ADSs were we to be or become a PFIC. A mark-to-market election may not, however, be made with respect to Class A ordinary shares as they are not marketable stock. Accordingly, if we are a PFIC during any year in which a U.S. Holder holds our Class A ordinary shares, such holder will generally be subject to the special tax rules discussed above.

In addition, because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder that makes the mark-to-market election may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, such holder must generally file an annual IRS Form 8621. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE ADSs AND ORDINARY SHARES IN THEIR PARTICULAR CIRCUMSTANCES.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C., BofA Securities, Inc. and China Renaissance Securities (Hong Kong) Limited are the representatives of the underwriters. The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The address of BofA Securities, Inc. is One Bryant Park, New York, NY 10036, United States. The address of China Renaissance Securities (Hong Kong) Limited is Units 8107-08, Level 81, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong.

Underwriters	ADSs offered to the public	ADSs offered to Windcreek Limited
Goldman Sachs (Asia) L.L.C.	5,729,850	1,575,000
BofA Securities, Inc.	5,284,195	1,452,500
China Renaissance Securities (Hong Kong) Limited	1,273,300	350,000
Guotai Junan Securities (Hong Kong) Limited	63,665	17,500
CLSA Limited	190,995	52,500
Tiger Brokers (NZ) Limited	63,665	17,500
CMB International Capital Limited	63,665	17,500
Futu Inc.	63,665	17,500

Total	12,733,000	3,500,000

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to certain conditions. The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

Each of Windcreek Limited, an affiliate of JD.com Development Limited, and Tiger Global Investments, L.P., an affiliate of Internet Fund IV Pte. Ltd., has subscribed for, and has been allocated by the underwriters, 3,500,000 ADSs and 2,750,000 ADSs, respectively, in this offering at the initial public offering price and on the same terms as the other ADSs being offered, representing approximately 21.6% and 16.9%, respectively, of the ADSs being offered in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, Goldman Sachs & Co. LLC. China Renaissance Securities (Hong Kong) Limited will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, China Renaissance Securities (US) Inc., Guotai Junan Securities (Hong Kong) Limited and CLSA Limited are not broker-dealers registered with the SEC, and they may not make sales in the United States or to U.S. persons. Guotai Junan Securities (Hong Kong) Limited and CLSA Limited have agreed that they do not intend to, and will not, offer or sell any of our ADSs in the United States or to U.S. persons in connection with this offering. Tiger Brokers (NZ) Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations. CMB International Capital Limited is not a broker-dealer registered with the SEC, and it has agreed that it does not intend to and will not offer or sell any of the ADSs in the United States or to any U.S. persons in connection with this offering.

Option to Purchase Additional ADSs

The underwriters have an option to buy up to an additional 2,434,950 ADSs from us at the initial public offering price less the underwriting discounts and commissions. The underwriters may exercise this option solely to cover sales by the underwriters of a greater number of ADSs than the total number set forth in the table above. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

Commissions and Expenses

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional 2,434,950 ADSs.

	Per ADSs		Total
			No Exercise		Full Exercise
Public offering price	US$	14.00	US$	227,262,000	US$	261,351,000
Discounts and commissions paid by us from ADSs offered to the public	US$	0.98	US$	12,478,340	US$	14,864,591
Proceeds, before expenses, to us from ADSs offered to the public	US$	13.02	US$	165,783,660	US$	197,486,709
Discounts and commissions paid by us from ADSs offered to Windcreek Limited	US$	0.42	US$	1,470,000		n/a
Proceeds, before expenses, to us from ADSs offered to Windcreek Limited	US$	13.58	US$	47,530,000		n/a

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$5.7 million. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to US$40,000.

Lock-Up Arrangements

We, our directors and executive officers, our existing shareholders and certain of our optionholders have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, or enter into a transaction that would have the same effect;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs; or

•	publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement,

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the preceding paragraph are subject to certain exceptions.

In addition, through a letter agreement, we will instruct Citibank, N.A., as depositary, not to accept any deposit of any ordinary shares or deliver any ADSs until after 180 days following the date of this prospectus unless we consent to such deposit or issuance. We will not provide such consent without the prior written consent of the representatives.

The representatives, in their sole discretion, on behalf of the underwriters may release the ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

Pricing of this Offering

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$0.59 per ADS from the initial public offering price. After the initial offering of the ADSs, the representatives may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Prior to this offering, there has been no public market for our ordinary shares or the ADSs. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

New York Stock Exchange Listing

An application has been made to list the ADSs on the New York Stock Exchange under the symbol “RERE.”

Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ADSs for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. “Naked” short sales are any short sales that creates a short position greater than the amount of additional ADSs for which the option described above may be exercised.

The underwriters must cover any such naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities, and may end any of these activities at any time. These transactions may be effected on the New York Stock Exchange, the over-the-counter market or otherwise.

Electronic Distribution

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing, investment research, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, various financial advisory, commercial and investment banking services and other services for us and to persons and entities with relationships with us, for which they received or will receive customary fees and commissions.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of us and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also make or communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the ADSs offered by this prospectus for sale to certain of our directors, officers, employees, business associates and other persons associated with us. Pursuant to the underwriting agreement, the sales will be made by Tiger Brokers (NZ) Limited and Futu Inc. through the Directed Share Program. If these persons purchase reserved ADSs, it will reduce the number of ADSs available for sale to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus. Any ADSs sold in the Directed Share Program to a party who has entered into a lock-up agreement shall be subject to the provisions of such lock-up agreement.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required.

Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the ADSs may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investor” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus is not intended to constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. No offer or invitation may be made to the public in the Cayman Islands to subscribe for or purchase the ordinary shares or any ADS. The ADSs and ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Dubai International Finance Center

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale.

Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no ADSs have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

In relation to the United Kingdom, no ADSs have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the ADSs which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of any ADSs at any time under the following exemptions under the UK Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation,

provided that no such offer of the ADSs shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the United Kingdom, the this offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the this offering and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and

Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Indonesia

This prospectus does not, and is not intended to, constitute a public offering in Indonesia under Law Number 8 of 1995 regarding Capital Market. This prospectus may not be distributed in the Republic of Indonesia and the ADSs may not be offered or sold in the Republic of Indonesia or to Indonesian citizens wherever they are domiciled, or to Indonesia residents, in a manner which constitutes a public offering under the laws of the Republic of Indonesia.

Israel

In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:

•	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

•	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

•

an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•

a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•

a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

•

a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

•	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

•

an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the ADSs offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.

Accordingly, the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds”, its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

The offering of the ADSs has not been and will not be approved by the Securities Commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian Capital Markets and Services Act 2007, or CMSA. Accordingly, no ADSs or invitation to purchase is being made to any person in Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of Schedule 5 of the CMSA and distributed only by a holder of a Capital Markets Services License who carries on the business of dealing in securities.

People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

This prospectus may not be distributed in the Kingdom except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’

rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA, except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The ADSs may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ADSs have been or will be approved by any Swiss regulatory authority.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan through a public offering or in such an offering that require registration, filing or approval of the Financial Supervisory Commission of Taiwan except pursuant to the applicable laws and regulations of Taiwan and the competent authority’s ruling thereunder.

Thailand

This prospectus does not, and is not intended to, constitute a public offering in Thailand. The ADSs may not be offered or sold to persons in Thailand, unless such offering is made under the exemptions from approval and filing requirements under applicable laws, or under circumstances which do not constitute an offer for sale of the shares to the public for the purposes of the Securities and Exchange Act of 1992 of Thailand, nor require approval from the Office of the Securities and Exchange Commission of Thailand.

United Arab Emirates

The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

Vietnam

This offering of ADSs has not been and will not be registered with the State Securities Commission of Vietnam under the Law on Securities of Vietnam and its guiding decrees and circulars. The ADSs will not be offered or sold in Vietnam through a public offering and will not be offered or sold to Vietnamese persons other than those who are licensed to invest in offshore securities under the Law on Investment of Vietnam.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee, and the stock exchange market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$	30,550
FINRA Fee		42,503
Stock Exchange Market Entry and Listing Fee		295,000
Printing and Engraving Expenses		170,000
Legal Fees and Expenses		2,084,204
Accounting Fees and Expenses		1,181,794
Other Expenses		1,895,949

Total	US$	5,700,000

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Latham & Watkins LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Han Kun Law Offices and for the underwriters by JunHe LLP. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Han Kun Law Offices with respect to matters governed by PRC law. Latham & Watkins LLP may rely upon JunHe LLP with respect to matters governed by PRC law.

EXPERTS

The financial statements as of December 31, 2018, 2019 and 2020 and for each of the three years in the period ended December 31, 2020 included in this Prospectus have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu Certified Public Accountants LLP are located at 30th Floor, Bund Center, 222 Yan An Road East, Shanghai, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

AIHUISHOU INTERNATIONAL CO. LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of AiHuiShou International Co. Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AiHuiShou International Co. Ltd. (the “Company”) and its subsidiaries and variable interest entities (the “Group”) as of December 31, 2018, 2019 and 2020, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2018, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

March 17, 2021

We have served as the Group’s auditor since 2021.

AIHUISHOU INTERNATIONAL CO. LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

		As of December 31,
	Note	2018	2019	2020
		RMB	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents		665,560	410,783	918,076
Short-term investments (including the fair value measured structured products of nil, nil, and RMB71,775 as of December 31, 2018, 2019 and 2020)		—	125,573	97,866
Amount due from related parties	17	107,788	265,227	289,156
Inventories, net		75,223	65,557	176,994
Funds receivable from third party payment service providers		110,617	78,419	124,262
Prepayments and other receivables, net	4	100,342	149,349	268,284

Total current assets		1,059,530	1,094,908	1,874,638

Non-current assets:
Investment in equity investees	7	71,216	89,301	96,362
Property and equipment, net	5	67,538	99,218	69,562
Intangible assets, net	6	18,991	1,682,963	1,367,841
Goodwill	8	—	1,803,415	1,803,415
Other non-current assets		13,200	15,642	14,520

Total non-current assets		170,945	3,690,539	3,351,700

TOTAL ASSETS		1,230,475	4,785,447	5,226,338

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities: (including amounts of the consolidated VIE without recourse to AiHuiShou International Co. Ltd.) (See Note 2.2)
Short-term borrowings	9	139,983	167,983	369,657
Accounts payable		42,696	35,740	27,201
Accrued expenses and other current liabilities	10	143,257	167,649	396,612
Accrued payroll and welfare		56,941	115,857	115,400
Convertible bonds	12	160,000	160,000	160,000
Amount due to related parties	17	47,825	107,864	114,669

Total current liabilities		590,702	755,093	1,183,539

Non-current liabilities:
Long-term borrowings		—	—	32,624
Deferred tax liabilities		3,466	389,280	341,960

Total non-current liabilities		3,466	389,280	374,584

TOTAL LIABILITIES		594,168	1,144,373	1,558,123

AIHUISHOU INTERNATIONAL CO. LTD.

CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

		As of December 31,
	Note	2018	2019	2020
		RMB	RMB	RMB
Commitments and contingencies	18
MEZZANINE EQUITY	13
Series A convertible redeemable preferred shares (US$0.001 par value, 9,497,040 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020, respectively)		238,504	361,963	445,275
Series B convertible redeemable preferred shares (US$0.001 par value, 7,586,836 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020, respectively)		201,588	295,666	361,633
Series C convertible redeemable preferred shares (US$0.001 par value, 33,320,256, 33,320,256, and 44,226,287 shares authorized, 33,320,256, 33,320,256 and 33,320,256 issued and outstanding as of December 31, 2018, 2019 and 2020, respectively)		1,041,923	1,393,992	1,705,435
Series D convertible redeemable preferred shares (US$0.001 par value, 10,068,160 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020, respectively)		1,010,041	1,005,852	1,153,593
Series E convertible redeemable preferred shares (US$0.001 par value, 30,021,942 and 36,122,625 shares authorized, 30,021,942 and 34,225,014 issued and outstanding as of December 31, 2019 and 2020, respectively)		—	4,022,605	5,213,958

TOTAL MEZZANINE EQUITY		2,492,056	7,080,078	8,879,894

SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.001 par value, 89,527,708, 209,505,766 and 192,499,052 shares authorized, 18,782,620 shares issued and outstanding as of December 31, 2018, 2019 and 2020, respectively)		11	11	11
Accumulated deficit		(1,855,770)	(3,438,657)	(5,213,773)
Accumulated other comprehensive income (loss)		10	(358)	2,083

TOTAL SHAREHOLDERS’ DEFICIT		(1,855,749)	(3,439,004)	(5,211,679)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT		1,230,475	4,785,447	5,226,338

The accompanying notes are an integral part of these consolidated financial statements.

AIHUISHOU INTERNATIONAL CO. LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

		Years ended December 31,
	Note	2018	2019	2020
		RMB	RMB	RMB
Net revenues
Net product revenues		3,249,923	3,730,206	4,244,023
Net service revenues		11,597	201,652	614,176
Operating expenses
Merchandise costs		(2,801,433)	(3,176,401)	(3,610,434)
Fulfillment expenses		(353,969)	(658,149)	(666,317)
Selling and marketing expenses		(237,562)	(566,792)	(740,542)
General and administrative expenses		(80,959)	(140,874)	(177,542)
Technology and content expenses		(65,759)	(142,858)	(151,536)

Total operating expenses		(3,539,682)	(4,685,074)	(5,346,371)
Other operating income		21,701	21,410	29,395

Loss from operations		(256,461)	(731,806)	(458,777)
Interest expense		(6,536)	(12,397)	(21,090)
Interest income		8,273	7,813	9,321
Fair value change in warrant liabilities		23,781	—	—
Other income (loss), net		21,579	3,581	(39,866)

Loss before income taxes		(209,364)	(732,809)	(510,412)
Income tax benefits		1,922	30,120	47,320
Share of loss in equity method investments		(499)	(2,199)	(7,526)

Net loss		(207,941)	(704,888)	(470,618)
Accretion of convertible redeemable preferred shares		(878,319)	(877,999)	(1,304,498)

Net loss attributable to ordinary shareholders of the Company		(1,086,260)	(1,582,887)	(1,775,116)

Net loss per share attributable to ordinary shareholders:
Basic	15	(55.98)	(84.27)	(94.51)
Diluted		(55.98)	(84.27)	(94.51)
Weighted average number of shares used in calculating net loss per ordinary share
Basic		19,405,981	18,782,620	18,782,620
Diluted		19,405,981	18,782,620	18,782,620
Net loss		(207,941)	(704,888)	(470,618)
Foreign currency translation adjustments		10	(368)	2,441

Total comprehensive loss		(207,931)	(705,256)	(468,177)
Accretion of convertible redeemable preferred shares		(878,319)	(877,999)	(1,304,498)

Total comprehensive loss attributable to ordinary shareholders		(1,086,250)	(1,583,255)	(1,772,675)

The accompanying notes are an integral part of these consolidated financial statements.

AIHUISHOU INTERNATIONAL CO. LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

	Ordinary shares (par value US$0.001)		Accumulated Deficit	Accumulated other comprehensive income (loss)	Total shareholders’ deficit
	Number of shares	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	20,710,813	11	(747,433)	—	(747,422)
Repurchase of Ordinary shares	(1,928,193)	—	(22,077)	—	(22,077)
Net loss	—	—	(207,941)	—	(207,941)
Accretion on convertible redeemable preferred shares	—	—	(878,319)	—	(878,319)
Foreign currency translation adjustments	—	—	—	10	10

Balance as of December 31, 2018	18,782,620	11	(1,855,770)	10	(1,855,749)
Net loss	—	—	(704,888)	—	(704,888)
Accretion on convertible redeemable preferred shares	—	—	(877,999)	—	(877,999)
Foreign currency translation adjustments	—	—	—	(368)	(368)

Balance as of December 31, 2019	18,782,620	11	(3,438,657)	(358)	(3,439,004)
Net loss	—	—	(470,618)	—	(470,618)
Accretion on convertible redeemable preferred shares	—	—	(1,304,498)	—	(1,304,498)
Foreign currency translation adjustments	—	—	—	2,441	2,441

Balance as of December 31, 2020	18,782,620	11	(5,213,773)	2,083	(5,211,679)

The accompanying notes are an integral part of these consolidated financial statements.

AIHUISHOU INTERNATIONAL CO. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cash flows from operating activities:
Net loss	(207,941)	(704,888)	(470,618)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	38,121	234,672	360,781
Loss on the disposal of property and equipment	—	201	2,654
Provision for allowance for doubtful accounts	669	7,559	12,700
Share of loss in equity method investments	499	2,199	7,526
Impairment loss of investments measured at measurement alternatives	5,450	4,714	3,500
Impairment loss of property and equipment	—	—	6,449
Fair value change in warrant liabilities	(23,781)	—	—
Loss on the disposal of business	—	9,259	—
Foreign exchange (gains) losses	(29,285)	(9,765)	34,740
Changes in operating assets and liabilities:
Inventories, net	(27,116)	9,924	(111,437)
Prepayments and other receivables	(65,813)	(56,078)	(123,535)
Amount due from related parties	(15,320)	(84,356)	(69,963)
Funds receivable from third party payment service provider	(46,338)	32,198	(45,842)
Other non-current assets	(13,200)	(2,440)	1,119
Account payables	16,995	(6,974)	(8,538)
Accrued expenses and other current liabilities	(40,285)	64,119	63,345
Accrued payroll and welfare	40,596	58,916	(457)
Amount due to related parties	10,649	60,066	(27,972)
Deferred tax liabilities	(1,922)	(30,120)	(47,320)

Net cash used in operating activities	(358,022)	(410,794)	(412,868)

Cash flows from investing activities:
Purchase of property and equipment	(64,285)	(103,314)	(37,839)
Proceeds from disposal of property and equipment	1,658	8,584	12,733
Purchases of short-term investments	—	(120,895)	(99,776)
Proceeds from short-term investments	19,018	—	125,573
Payment for business acquisition, net of cash acquired	(5,877)	(5,811)	—
Payment for investments in equity investees	(46,384)	(22,292)	(20,000)
Repayment for loan to related parties	26,069	103,379	178,666
Loan to related parties	(39,466)	(164,000)	(140,732)

Cash used in investing activities	(109,267)	(304,349)	18,625

Cash flows from financing activities:
Proceeds from short-term borrowings	239,983	376,383	764,143
Repayment for short-term borrowings	(172,413)	(348,383)	(595,094)
Loan from related party	250	—	—
Repayment of related party loan	—	(27)	(223)
Proceeds from long-term borrowings	—	—	65,200

AIHUISHOU INTERNATIONAL CO. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Repayment for convertibles bonds	—	(40,000)	—
Repayment of convertible bonds to a related party	(98,688)	—	—
Prepaid subscription for convertible redeemable preferred shares	—	—	150,000
Prepaid subscription for convertible redeemable preferred shares from a related party	—	—	35,000
Proceeds from issuance of convertible redeemable preferred shares	979,539	469,636	512,715
Payment for convertible redeemable preferred shares issuance costs	(22,572)	(1,858)	(1,779)
Repurchase of ordinary shares	(22,077)	—	—

Cash provided by financing activities	904,022	455,751	929,962

Effect of foreign exchange rate changes on cash and cash equivalents	33,179	4,515	(28,426)

Net increase (decrease) in cash, cash equivalents and restricted cash	469,912	(254,877)	507,293
Cash, cash equivalent and restricted cash at the beginning of the year	196,048	665,960	411,083

Cash, cash equivalent and restricted cash at the end of the year	665,960	411,083	918,376

Reconciliation in amounts on the consolidated balance sheets:
Cash and cash equivalents	665,560	410,783	918,076
Restricted cash, included in the prepayments and other receivables, net	400	300	300

Total cash, cash equivalents, and restricted cash	665,960	411,083	918,376

Supplemental cash flow disclosures of continuing operations:
Interest expenses paid	6,536	12,397	21,090
Supplemental disclosure of non-cash investing and financing activities:
Accretion of convertible redeemable preferred shares	878,319	877,999	1,304,498
Exercise of warrant for issuance of convertible redeemable preferred shares	19,654	—	—
Issuance of convertible redeemable preferred shares in connection with Paipai acquisition from JD Group (Note 3)	—	3,242,245	—
Payable for preferred shares issuance costs	—	—	(15,618)
Receivable from disposal of property and equipment	—	15,562	—

The accompanying notes are an integral part of these consolidated financial statements.

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

1.	Organization and principal activities

Description of Business

AiHuiShou International Co. Ltd. (the “Company”) was incorporated under the laws of the Cayman Islands on November 22, 2011. The Company through its wholly-owned subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries (collectively, the “Group”) primarily sell pre-owned consumer electronics through its online platforms and offline stores, and provide services to third-party merchants to sell the products through its platforms. The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).

As of December 31, 2020, the Company’s major subsidiaries, VIE and VIE’s subsidiaries are as follows:

		Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of direct/indirect ownership
Subsidiaries	AiHuiShou International Company Limited	January 13, 2012	Hong Kong	100%
	Shanghai Aihui Trading Co., Ltd (“Shanghai Aihui”)	August 16, 2012	Mainland China	100%
	AHS Device Hong Kong Limited	March 8, 2017	Hong Kong	100%
VIE and VIE’s subsidiaries	Shanghai Yueyee Network Information Technology Co., Ltd (“Shanghai Yueyee”)	May 21, 2010	Mainland China	VIE
	Shanghai Yueyi Network Information Technology Co., Ltd (“Shanghai Yueyi”)	September 6, 2015	Mainland China	100%
	Changzhou Yueyi Network Information Technology Co., Ltd (“Changzhou Yueyi”)	June 23, 2017	Mainland China	100%

2.	Summary of significant accounting policies

2.1 Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the years presented.

2.2 Basis of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE and VIE’s subsidiaries in which the Company is the primary beneficiary. U.S. GAAP provides guidance on the identification of VIE and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in an entity to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affect the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.2 Basis of Consolidation—(Continued)

the VIE. If deemed the primary beneficiary, the Group consolidates the VIE. All intercompany balances and transactions and unrealized profit and losses have been eliminated in consolidation.

VIE Arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates its websites and other restricted businesses in the PRC through Shanghai Yueyee and its wholly-owned subsidiaries since 2011. On August 31, 2012, the Company, through its wholly-owned foreign invested subsidiary, Shanghai Aihui, entered into contractual arrangements (“VIE agreements”) with Shanghai Yueyee and its shareholders. The following is a summary, as amended, of the agreements of which the Company is the primary beneficiary.

Voting Rights Proxy Agreement

Pursuant to the voting rights proxy agreements signed between each of the shareholders of the VIE and Shanghai Aihui, each shareholder irrevocably appointed Shanghai Aihui as its attorney-in-fact to exercise on each shareholder’s behalf and all rights that each shareholder has in respect of its equity interest in the VIE (including but not limited to executing the exclusive right to the voting rights, the right to appoint directors and executive officers of the VIE, and the right to determine dividend distribution). The powers of attorney will remain effective until the termination of VIE or otherwise instructed by Shanghai Aihui.

Exclusive Technology Consulting and Management Service Agreement and Business Operation Agreement

Pursuant to the exclusive business cooperation agreement between Shanghai Aihui and the VIE, Shanghai Aihui has the exclusive right to provide the VIE with complete business support and technical and consulting services, including but not limited to software development and maintenance, internet technical support, database and network security services, and other technical consultation and services. Without Shanghai Aihui’s prior written consent, the VIE may not accept any consultations and/or services regarding the matters contemplated by this agreement provided by any third party during the term of the agreement. The VIE agrees to pay Shanghai Aihui service fees at an amount equals to all pre-tax income of the VIE. Shanghai Aihui has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement. The exclusive business cooperation agreement has an initial term of 10 years and unless terminated by Shanghai Aihui in advance. Before the expiration of these agreements, upon request by Shanghai Aihui, these agreements shall be renewed or replaced by new agreements.

Option Purchase Agreements

Pursuant to the option purchase agreements, each of the shareholders of the VIE has irrevocably granted Shanghai Aihui, or any person designated by Shanghai Aihui, an exclusive option to purchase all or part of its equity interests in the VIE. Shanghai Aihui may exercise such options at a price equal

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.2 Basis of Consolidation—(Continued)

VIE Arrangements—(Continued)

to the lowest price as permitted by applicable PRC laws at the time of transfer of equity. The VIE and the shareholders of the VIE covenant that, without Shanghai Aihui’s prior written consent, they will not, among other things, (i) supplement, change or amend the VIE’s articles of association and bylaws, (ii) increase or decrease the VIE’s registered capital or change its structure of registered capital, (iii) create any pledge or encumbrance on their equity interests in the VIE, other than those created under the equity interest pledge agreement, (iv) sell, transfer, mortgage, or dispose of their legal or beneficial interests in and any assets of the VIE and any legal or beneficial interests, (v) enter into any material contract by the VIE, except in the ordinary course of business, or (vi) merge or consolidate the VIE with any other entity. The option will remain effective unless Shanghai Aihui has purchased all of the VIE’s equity.

Powers of Attorney

Pursuant to the power of attorney, each of the shareholders of the VIE irrevocably authorize Shanghai Aihui to act on his behalf as the only exclusive agent and attorney to exercise all rights as the shareholders of the VIE, including but not limited to, (i) making decisions as shareholders of the VIE, (ii) exercising all rights under relevant PRC laws and the articles of association of the VIE as the shareholders of the VIE, (iii) handling the sale, transfer, pledge or disposal of the shareholder’s equity interests in the VIE (in all or in part), including but not limited to signing all necessary equity transfer documents, other documents for disposing of the shareholder’s equity interests in the VIE and handling all necessary procedures on behalf of the shareholder, (iv) in the name and on behalf of the shareholder, signing any resolutions and meeting minutes as a shareholder of the VIE, (v) on behalf of the shareholder, nominating, electing, designating, appointing and removing the legal representative, directors, supervisors, general manager, chief financial officer and other senior management personnel of the VIE, (vi) approving the amendment of the articles of association of the VIE, and (vii) other matters agreed in the voting proxy agreement, if any. Without the written consent of Shanghai Aihui, the shareholders of the VIE have no right to increase or decrease, transfer, pledge re-pledge, or otherwise dispose of or change the shareholders’ equity interests in the VIE.

Share Pledge Agreements

Pursuant to the share pledge agreements, each of the shareholders of the VIE has pledged the security interest in their respective equity interests in the VIE, representing 100% equity interests in the VIE in aggregate to Shanghai Aihui, to guarantee performance by the shareholders of their obligations under the powers of attorney, the exclusive business cooperation agreement and the exclusive option agreement, as well as the performance by the VIE of its obligations under the exclusive business cooperation agreement and the exclusive option agreement. In the event of a breach by the VIE or any of its shareholders of contractual obligations under these contractual arrangements, Shanghai Aihui, as pledgee, will have the right to dispose of the pledged equity interests in the VIE and get compensated from the proceeds of such disposal. The shareholders of the VIE also covenant that, without the prior written consent of Shanghai Aihui, they shall not transfer or agree to other’s transfer of the pledged equity interests, create or allow any new pledge or any other encumbrance on the pledged equity

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.2 Basis of Consolidation—(Continued)

VIE Arrangements—(Continued)

interests. The equity interest pledge agreement will remain effective until the exclusive technology consulting and management service agreement and the business operation agreement and the option purchase agreements are terminated or the VIE and the shareholder of the VIE discharge all their contractual obligations under these agreements. During the equity pledge period, Shanghai Aihui is entitled to all dividends and other distributions generated by the VIE.

Spousal Consent Letters

Pursuant to the Spousal Consent Letters, the signing spouses undertake they will not assert any rights over the equity interests VIEs held by the shareholder of the VIE, and that they will sign any necessary documents and take any necessary actions to ensure the proper performance and implementation of the voting proxy agreement, powers of attorney, share pledge agreements, and option purchase agreements, all of which may be amended or restated from time to time. In addition, in the event that any spouse obtains any equity interests in any VIE held by his or her spouse for any reason, he or she agreed to be bound by the contractual arrangements described above, as may be amended from time to time.

The irrevocable powers of attorney and voting proxy agreement described above have conveyed all shareholder rights held by the VIE’s shareholders to Shanghai Aihui, including the right to designate and appoint the VIE’s legal representative, director, supervisor, chief executive officer and other senior management members. The exclusive option agreements provide Shanghai Aihui with a substantive kick-out right of the VIE shareholders through an exclusive option to purchase all or any part of the shareholders’ equity interest in the VIE at the lowest price permitted under the PRC laws then in effect. In addition, through the exclusive technology consulting and management service agreement and business cooperation agreement, Shanghai Aihui has established the right to receive benefits from the VIE that could potentially be significant to the VIE, and through the share pledge agreement, Shanghai Aihui has, in substance, an obligation to absorb losses of the VIE that could potentially be significant to the VIE. As these contractual arrangements allow the Group to effectively control the VIE and to derive substantially all of the economic benefits from it, the Group has consolidated the VIE.

The Company believes that the contractual arrangements amongst Shanghai Aihui, Shanghai Yueyee and their respective shareholders are in compliance with PRC law and are legally enforceable. However, Shanghai Yueyee and their shareholders may fail to take certain actions required for the Company’s business or to follow the Company’s instructions despite their contractual obligations to do so. Furthermore, if Shanghai Yueyee or their shareholders do not act in the best interests of the Company under the contractual arrangements and any dispute relating to these contractual arrangements remains unresolved, the Company will have to enforce its rights under these contractual arrangements through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. All of these contractual arrangements are governed by PRC law and provided for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements, which may make it difficult to exert effective control over Shanghai Yueyee to conduct the Company’s business.

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.2 Basis of Consolidation—(Continued)

VIE Arrangements—(Continued)

The following financial statement amounts and balances of the VIE were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
ASSETS
Cash and cash equivalents	167,301	201,770	445,531
Amount due from related parties	105,288	265,227	289,156
Inventories, net	71,851	62,973	151,864
Prepayments and other receivables, net	98,856	124,544	185,621
Funds receivable from third party payment service providers	110,400	77,084	122,234
Property and equipment, net	66,217	97,454	68,161
Intangible assets, net	12,816	1,680,450	1,365,847
Investment in equity investees	34,717	41,175	50,149
Goodwill	—	1,799,529	1,799,529
Other non-current assets	12,774	14,762	13,649

Total Assets	680,220	4,364,968	4,491,741

LIABILITIES
Short-term borrowings	139,983	167,983	339,292
Account payables	41,918	33,678	25,573
Accrued expenses and other current liabilities	138,755	146,850	376,159
Accrued payroll and welfare	56,498	114,332	114,319
Amount due to related parties	41,647	107,863	114,551
Deferred tax liabilities	1,922	388,652	341,462
Convertible bonds	160,000	160,000	160,000

Total Liabilities	580,723	1,119,358	1,471,356

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues	3,213,844	3,889,141	4,683,756
Net loss	(252,796)	(691,638)	(414,238)

Net cash (used in) provided by operating activities	(435,463)	(354,506)	(264,221)
Net cash (used in) provided by investing activities	(81,624)	(166,824)	(6,684)
Net cash (used in) provided by financing activities	(30,868)	(13,885)	354,307

The VIE and its subsidiaries contributed 98.54%, 98.91% and 96.41% of the Group’s consolidated revenue for the years ended December 31, 2018, 2019 and 2020, respectively. As of

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.2 Basis of Consolidation—(Continued)

VIE Arrangements—(Continued)

December 31, 2020, the VIE and its subsidiaries accounted for an aggregate of 85.94% of the consolidated total assets, and 94.43% of the consolidated total liabilities. The Group’s non-VIE assets as of December 31, 2020 mainly consist of cash, short-term investments and investment in equity investees.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Group or its subsidiaries to provide financial support to the VIE. However, if the VIE was ever to need financial support, the Group or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

The Group believes that there are no assets held in the consolidated VIE that can be used only to settle obligations of the VIE, except for paid-in capital, additional paid-in capital (“APIC”) and the PRC statutory reserves. As the consolidated VIE is incorporated as a limited liability Company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company or any of its subsidiaries for any of the liabilities of the consolidated VIE.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of their paid-in capital, APIC and PRC statutory reserve, to the Company in the form of loans and advances or cash dividends.

2.3 Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include valuation of convertible redeemable preferred shares , assessment for impairment of long-lived assets, including intangible assets, and goodwill, and investments in equity investees, convertible bonds, fair value of share-based compensation, fair value of assets and liabilities acquired in business combination, inventory provision, allowance for doubtful accounts, depreciable lives of Property and equipment, and useful life of intangible assets and realization of deferred tax assets.

2.4 Fair value measurements

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities.

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.4 Fair value measurements—(Continued)

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1—	Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2—	Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3—	Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

The Group’s financial instruments not measured at fair value including cash and cash equivalents, certain short-term investments, other receivables, amount due from related parties, funds receivable from third party payment service providers, equity investments without readily determinable fair values, short-term borrowings, account payables, amount due to related parties, other current liabilities, convertible bonds and long-term borrowings. The carrying amounts of the short-term financial instruments approximate their costs due to the short-term nature of these assets and liabilities. The carrying amount of the long-term borrowings approximates its fair value as the interest rates are comparable to the prevailing interest rates in the market. The fair value of equity investments without readily determinable fair values and convertible bonds cannot be reasonably estimated without undue costs.

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.4 Fair value measurements—(Continued)

The Group’s assets and liabilities measured at fair value on a recurring basis subsequent initial recognition include certain short-term investments that the Group elects to apply fair value option under ASC 825 (see Note 2.7), which are classified as level 2 within the fair value hierarchy as the key inputs to the valuation model are observable in active markets. The difference between fair value and cost of such short-term investment is immaterial.

The Group’s assets and liabilities measured at fair value on a recurring basis also include the fair value of warrant that is exercisable into the Group’s convertible redeemable preferred shares (see Note 2.15). The Group estimated the fair value of the warrant with assistance of an independent third party valuer. The valuation of the warrant was categorized as Level 3 within the fair value hierarchy as significant inputs are unobservable. Gain from fair value change recognized in the consolidated statements of operations were RMB23,781, nil, and nil for the years ended December 31, 2018, 2019 and 2020, respectively.

The Group’s assets and liabilities measured at fair value on a nonrecurring basis include the fair value of property and equipment, equity method investments, and equity investments without readily determinable fair value when they are deemed to be impaired. The fair values of these investments are determined based on discounted cash flow model or estimated disposal value and were classified as level 3 within the fair value hierarchy. The related losses from such level 3 fair value measurements recognized in the consolidated statements of operations were RMB5,450, RMB4,714, RMB9,949 for the years ended December 31, 2018, 2019 and 2020, respectively.

2.5 Functional currency and foreign currency translation

The functional currency of the Company and its subsidiaries and VIE in the PRC is in Renminbi (“RMB”). The functional currency of the Group’s entities incorporated in Hong Kong (“HK”) is in Hong Kong dollars (“HKD”). The functional currency of the Group’s entities incorporated in the United States is in US dollars (“US$”).

Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Transaction gains and losses are recognized in the consolidated statements of operations and comprehensive loss.

The Group’s reporting currency is RMB. For entities within the Group that have a functional currency other than the reporting currency, assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive income in the statements of comprehensive loss and the consolidated statements of change in shareholders’ deficit.

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.6 Cash and cash equivalents

Cash and cash equivalents primarily consist of cash on hand and cash in bank which are highly liquid, and monetary fund investments with original maturities of three months or less. As of December 31, 2018, 2019 and 2020, all cash and cash equivalents are unrestricted as to withdrawal and use.

2.7 Short-term investments

Short-term investments include (i) structured product with unsecured principal purchased from financial institutions which have original maturities of less than one year. The Group elects to adopt the fair value option in accordance with ASC 825 Financial Instruments to record the investments at fair value in short-term investments in the consolidated balance sheets. The instruments are valued using valuation models since they are not traded on an exchange. Foreign exchange rates are the significant inputs into the valuation models. These inputs are observable in active markets over the terms of the instruments the Company holds, and accordingly, the fair value measurements are classified as Level 2 in the hierarchy. The Company considers the effect of its own credit standing and that of its counterparties in valuations of its derivative financial instruments. Changes in the fair value is immaterial in the periods presented. (ii) term deposits with original maturities longer than three months but less than one year.

2.8 Inventories, net

Inventories, consisting of pre-owned and new consumer electronics available for sale, are stated at lower of cost or net realizable value. Provision of inventory is determined using the specific identification method. Adjustments are recorded to write down the cost of inventory to the net realizable value due to slow-moving, which is determined based upon factors such as historical and forecasted consumer demand. No inventory provision was provided for the years ended December 31, 2018, 2019 and 2020.

2.9 Property and Equipment, net

Property and equipment are recorded at cost less accumulated depreciation and impairment. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Category	Estimated useful lives
Machinery	3-10 years
Electronic equipment	3 years
Leasehold improvement	Over the shorter of the lease term or expected useful lives
Furniture and office equipment	3 years
Motor vehicle	4 years
Software	3-5 years

Repairs and maintenance costs are charged to operating expenses as incurred, whereas the costs of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.9 Property and Equipment, net—(Continued)

by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in other operating income, net of consolidated statements of operations and comprehensive loss. The Group recognized nil, nil, and RMB6,449 of impairment loss for the years ended December 31, 2018, 2019 and 2020, respectively.

2.10 Intangible assets, net

Intangible assets mainly include those acquired through business combinations and business corporations. Intangible assets arising from the Group’s acquisition of Paipai business from JD.com, Inc. (“JD”) (see Note 3) including Business Cooperation Agreement (“BCA”), Non-Compete Commitment (“NCC”), technology/platform and brand names are recognized and measured at fair value with the assistance of a third-party valuation firm using valuation techniques such as discounted cash flow analysis. Major assumptions used in determining the fair value of these intangible assets include future growth rates and weighted average cost of capital. Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The identifiable intangible assets acquired are amortized on a straight-line basis over their respective useful lives as follows:

The identifiable intangible assets	Amortization Years
Brand names	10 years
BCA	1-6 years
Technology/platform	5 years
NCC	5 years

2.11 Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of business acquired. Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if any indication of impairment exists.

On January 1, 2018, the Group chose to early adopt Financial Accounting Standards Board (“FASB”) revised guidance on ASU 2017-04 “Testing of Goodwill for Impairment”. Under this guidance, the Group has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. If the Group chooses to apply a qualitative assessment first, it starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Group determines that it is more likely not the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of comparison of the fair value of a reporting unit to its carrying amount.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.11 Goodwill—(Continued)

fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group has determined it has only one reporting unit and performed its annual goodwill impairment analysis on December 31 of every year. The Group did not have goodwill prior to 2019. As of December 31, 2019 and 2020, the Group performed qualitative assessment and concluded it was not more likely than not the fair value of the reporting unit was less than the carrying value and therefore no further quantitative assessment was performed.

The Group did not recognize any goodwill impairment losses for the years ended December 31, 2018, 2019 and 2020.

2.12 Impairment of long-lived assets and intangible assets

The Group evaluates its long-lived assets and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. The Group recognizes impairment loss on the amount by which the carrying value exceeds the fair value of the asset.

2.13 Investment in equity investees

Investments held by the Group comprised of equity investments in privately-held entities with no control.

Equity method investments

The Group accounts for its in-substance common stock equity investments over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying amount of the investments and recognizes in earnings for share of the earnings or loss of the investee after the date of investment.

The Group assesses its equity method investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in privately-held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. If the decline in the fair value is deemed to be other-than-temporary, the carrying value of the equity method investment is written down to fair value. The Group did not record any impairment loss for the years ended December 31, 2018, 2019 and 2020, respectively.

Equity securities without readily determinable fair value

The Group chose to early adopt ASU 2016-01, “Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities” “) on January 1, 2018 and elected to

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.13 Investment in equity investees—(Continued)

measure these investments using measurement alternative at cost minus impairment, if any, adjusted up or down for observable price changes in orderly transactions for the identical or similar investment of the same issuer. Any adjustment to the carrying amount is recorded in other income (loss). The Group also makes qualitative assessment at each reporting period and if the assessment indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount as an impairment loss recorded in other income (loss), net. The Group recorded impairment losses of RMB5,450, RMB4,714 and RMB3,500 in other income (loss), net for the years ended December 31, 2018, 2019 and 2020, respectively.

2.14 Convertible bonds

Convertible bond is accounted for as a liability or is separated into debt and equity components based on its terms in relation to the conversion feature, call and put options, and beneficial conversion feature. Debt discount, if any, together with related issuance cost are subsequently amortized as interest expense, using the effective interest method, from the issuance date to the earliest conversion date. Interest expenses are recognized in the statement of comprehensive income in the period in which they are incurred. The Group accounts for its convertible bonds in accordance with ASC 815 “Derivatives and Hedging” and ASC 470 “Debt” and classifies it as a liability in its entirety.

2.15 Warrant liabilities

Warrant to subscribe for the Group’s convertible redeemable preferred shares is accounted for as a liability in accordance with ASC 480 “Distinguishing Liabilities from Equity” and measured at fair value at each balance sheet date. The changes in fair value were recorded in fair value change in warrant liabilities in the consolidated statements of operations. Upon exercise, the carrying value of the warrant liabilities is reclassified into convertible redeemable preferred shares along with the exercise proceeds received.

2.16 Mezzanine equity

Mezzanine equity represents the convertible redeemable preferred shares issued by the Company. The convertible redeemable preferred shares are redeemable at the holders’ option any time after a certain date and are contingently redeemable upon the occurrence of certain events outside of the Company’s control. Therefore, the Group classified all of the convertible redeemable preferred shares as mezzanine equity.

The convertible redeemable preferred shares can be converted either voluntarily before a qualified initial public offering (“Qualified IPO”, referring to a public offering of ordinary shares of the Company registered under the Securities Act and with an offer price per ordinary share representing pre-offering market capitalization of the Company of at least US$3 billion and gross proceeds to the Company in excess of US$250 million) or automatically upon a Qualified IPO.

According to ASC 480, where fair value at date of issue is less than the mandatory redemption amount, the carrying amount is to be increased by periodic accretions so that the carrying amount will

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.16 Mezzanine equity—(Continued)

equal the mandatory redemption amount at the mandatory redemption date. The Company uses the current redemption value method in calculating the accretion of the convertible redeemable preferred shares as if these convertible redeemable preferred shares were redeemable at the end of each year. Each increase in carrying amount is to be recorded as charges against retained earnings or, in the absence of retained earnings, as charges against additional paid-in capital until additional paid-in capital is reduced to zero. Once paid-in capital is reduced to zero, the redemption value measurement adjustment is recognized as an increase in accumulated deficit.

2.17 Revenue recognition

Revenues are generated primarily from product revenue and service revenue through the platforms the Group offers to its customers. The Group also generates revenues from product sales through offline stores it operates.

The Group adopted ASC 606 “Revenue from Contract with Customers” (“ASC606”) for all periods presented. According to ASC 606, revenue is recognized when control of the promised good or service is transferred to the customer in an amount that reflects the consideration the Group expects to receive in exchange for those goods or services, after considering estimated sales return allowances, price concessions, discount and value added tax (“VAT”). Consistent with the criteria of ASC 606, the Group follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Net Product Revenue

The majority of the Group’s revenue is derived from online product sales. The Group recognizes revenue from the sale of phones and other consumer electronics goods through the two online platforms it operates: PJT Marketplace (“PJT”) (B2B channel) and Paipai Marketplace (“Paipai”) (B2C channel). The Group utilizes external delivery service providers to deliver goods to its customers. The Group presents revenue generated from its sales of products on a gross basis as the Group has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits, and recognizes revenue at the point of time when the goods have been delivered to the customers. The customers pay for the goods in advance. The Group offers its customers right of return for a period of 3 to 7 days upon the receipts. Product revenues are reduced by estimated sales return, which has been immaterial in the historical periods. The Group generated net online product revenues in the amount of RMB3,211,376, RMB3,716,757, and RMB3,927,486 in the years ended December 31, 2018, 2019 and 2020, respectively.

For product sales through offline stores, the Group recognizes revenue at the point of time when customers pay and obtain control of the products. The Group generated RMB38,547, RMB13,449, and RMB316,537 of net product revenues in the year ended December 31, 2018, 2019 and 2020 from its offline channel.

When transactions involving trade-in devices, the purchase of the pre-owned product and the sale of new product are separately settled in cash on a gross basis and accounted for as two separate

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.17 Revenue recognition—(Continued)

transactions. From July 2020, the Group began to net settle the trade-in transactions, and the fair value of trade-in product is recognized as non-cash consideration for the sale of the new product.

Net Service Revenue

In addition to product sales, the Group’s PJT Marketplace and Paipai Marketplace also serve as online marketplace to provide third-party merchants platform services enabling them to transact with customers, for which the Group charges commission fees to its merchants and/or customers. Under the platform service arrangement, the Group acts as an agent and does not take control of the products provided by the merchants at any point in the time during the transactions and does not have latitude over pricing of the merchandise.

For PJT Marketplace, the Group charges both the merchants and business buyers a commission fee. The commission fee charged to the merchants is determined as a percentage based on the executed transaction price, and the commission fee charged to business buyers is determined as a negotiated tiered amount. For Paipai Marketplace, commission fees are charged to merchants only, determined as a percentage based on the executed transaction price. For certain merchants who sell products on the Group’s platform, the Group enters into contractual agreements with these merchants for a fixed monthly marketplace management fee in addition to the commission fees charged for each transaction.

Commission fees are recognized in the consolidated statements of operations and comprehensive loss at the time when the service obligations to the merchants are determined to have been completed under each sales transaction upon the business buyers’ confirming the receipts of goods or over time for merchants paying fixed monthly management fees. Commission fees are not refundable if business buyers return the merchandise to merchants. The Group recognized RMB198, RMB63,467, and RMB276,721 in net service revenue for PJT Marketplace and nil, RMB120,384, and RMB304,965 in net service revenue for Paipai Marketplace for the years ended December 31, 2018, 2019 and 2020, respectively.

The Group provides a one-year warranty for pre-owned consumer electronics sold on Paipai Marketplace, which is not considered as a separate performance obligation. The costs associated with the warranty was immaterial during the years presented.

Reconciliation of contract balances

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Group has transferred products to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. There were no contract asset as of December 31, 2018, 2019, and 2020. Accounts receivable was recorded within prepayments and other receivables, net and not material for all periods presented.

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.17 Revenue recognition—(Continued)

A contract liability exists when the Group has received consideration but has not transferred the related goods or services to the customer. The Group’s contract liabilities mainly consist of payments received from customers before they received the products. As of December 31, 2018 and 2019 and 2020, balances of the contract liabilities were RMB28,383, RMB25,606 and RMB33,884, and were included in accrued expenses and other current liabilities in the consolidated balance sheets. The contract liabilities were recognized in revenue in the next month.

There was no costs of obtaining a contract for the years ended December 31, 2018, 2019 and 2020.

Geographic information

The following is the Group’s net product and service revenues by geographical location:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Mainland China	3,210,048	3,716,757	4,080,229
Hong Kong	39,875	11,588	145,641
Others	—	1,861	18,153

Net product revenue	3,249,923	3,730,206	4,244,023
Mainland China	11,546	195,288	611,975
Hong Kong	51	6,364	2,201

Net service revenue	11,597	201,652	614,176

2.18 Merchandise costs

Merchandise costs primarily consists of cost of acquired products and inbound shipping charges.

2.19 Fulfillment expenses

Fulfillment expenses consist primarily of expenses incurred in operating the Group’s platform, centralized operation centers and stations, offline stores, warehouse operating costs such as personnel cost and expenses attributable to purchasing, receiving, inspecting and grading, packaging, and preparing customer orders for shipment, as well as outbound shipping charges.

2.20 Technology and content expenses

Technology and content expenses consist primarily of payroll and related expenses for technology and content employees involved in designing, developing and maintaining technology platform, and improving artificial intelligence, big data and cloud technologies and services, and technology infrastructure costs. Technology infrastructure costs include equipment depreciation, amortization and data center costs. Technology and platform amortization is amortization of platform arising from acquisition of Paipai business (see note 3). Technology and content expenses are expensed as incurred.

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.21 Selling and marketing expenses

Selling and marketing expenses consist primarily of platform promotion expenses, channel commissions, advertising expenses, amortization expense, and payroll and related expenses for employees involved in marketing and business development activities. Channel commissions consist of commission paid to sales channel providers and collection channel providers. Amortization expense consist of amortization of business cooperation agreement, non-compete commitment, and brand names arising from the acquisition of Paipai business (see note 3). Total advertising expenses were recognized as incurred, and were RMB4,656, RMB10,215, and RMB19,101 for the years ended December 31, 2018, 2019 and 2020.

2.22 General and administrative expenses

General and administrative expenses consist primarily of employee related expenses for general corporate functions, including accounting, finance, tax, legal and human relations; costs associated with these functions including facilities and equipment depreciation expenses, rental and other general corporate related expenses.

2.23 Other operating income

Other operating income consists of government subsidies and tax refund. Government subsidies represent rewards provided by the relevant PRC municipal government authorities to the Group for business achievements made by the Group. Government subsidies are recognized in other operating income in the consolidated statements of operations and comprehensive loss when the government subsidies are received and no further conditions need to be met. Tax refund mainly consists of one-time VAT refund received from government and tax authorities during the year ended December 31, 2020.

2.24 Share-based compensation

The Group grants share options to the Founder, its management team and other key employees (collectively, “Share-based Awards”). The Group accounted for the Share-based Awards in accordance with ASC 718 “Compensation—Stock Compensation”. Share-based Awards with service conditions only are measured at the grant date fair value of the awards using the Binomial option pricing model and recognized as expenses using the straight line method, net of actual forfeitures, if any, over the requisite service period. Share-based Awards that are subject to both the service period and the occurrence of Qualified IPO as performance condition are measured at the grant date fair value using the Binomial option pricing model and share-based compensation expenses are recognized for the cumulatively vested amount upon the completion of the IPO first and then over the remaining requisite service period.

2.25 Employee benefit expenses

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.25 Employee benefit expenses—(Continued)

contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The total expenses the Group incurred for the plan were RMB42,108, RMB85,187 and RMB51,834 for the years ended December 31, 2018, 2019 and 2020, respectively.

2.26 Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized.

The Group accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2018, 2019 and 2020.

2.27 Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Total rental payments applicable to such operating leases are recognized on a straight-line basis over the lease term. Certain of the operating lease agreements contain lease incentives and rent holidays and are considered in determining the straight-line rent expense to be recorded over the lease term.

2.28 Comprehensive income (loss)

Comprehensive loss is reported in the consolidated statements of operations and comprehensive loss. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.28 Comprehensive income (loss)—(Continued)

sheets, represents accumulated foreign currency translation adjustments from its subsidiaries not using the RMB as their functional currency.

2.29 Net loss per share

Basic loss per share is computed by dividing net loss attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. The Company’s convertible redeemable preferred shares do not participate in losses. As such, net loss is allocated entirely to ordinary shareholders in the calculation of net loss per share.

Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The Group had convertible redeemable preferred shares, share options and convertible bonds which could potentially dilute basic earnings per ordinary share in the future. To calculate the number of shares for diluted earnings per ordinary share, the effect of the convertible redeemable preferred shares and convertible bonds are computed using the as-if-converted method and the effect of the share options is computed using the treasury stock method.

2.30 Certain risks and concentrations

The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. No customer individually represents greater than 10% of the total net revenues.

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, other receivable, net, short-term investments, amount due from a related party and funds receivable from third party payment service providers. The Group places its cash and cash equivalents, short-term investments with financial institutions with high-credit ratings and quality. Amount due from a related party and funds receivable from third party payment service providers primarily comprise of the receivable from customers, where the amount is under the Group’s name on these online platforms. Due to the nature of the arrangement, the Group considers there to be no collection risks. Other receivables, net mainly consists of customer deposit where the Group paid on behalf of the business buyers for the purchase deposit. The Group conducts credit evaluations on vendors and require certain amounts of security deposits from them to manage its credit risk.

2.31 Segment reporting

Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Chairman of the Board of Directors and Chief-Executive Officer, who reviews consolidated results of the Group when making decisions about allocating

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.31 Segment reporting—(Continued)

resources and assessing performance. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment. The Company is domiciled in the Cayman Islands while the Group mainly operates its businesses in the PRC.

2.32 Recent accounting pronouncements

Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Company meets the definition of an emerging growth company, or EGC as of December 31, 2018, December 31, 2019, and December 31, 2020, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies. Once the Company ceases to qualify as EGC, it will immediately adopt the new and revised accounting standards already effective for public companies.

Recently issued accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. This update adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). In November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after December 15, 2022 and interim periods therein. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In December 2019, the FASB issued ASU No. 2019-12, simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for the Group for fiscal years beginning after December 15, 2021, with interim periods after December 15, 2022. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Group plans to adopt the ASU prospectively on January 1, 2021. The ASU is currently not expected to have a material impact on the consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right of use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In transition, entities are required to recognize and measure leases at the beginning of the

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.32 Recent accounting pronouncements—(Continued)

earliest period presented using a modified retrospective approach. In July 2018 (ASU 2018-11), the FASB further amended the guidance to provide another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize an accumulative-effective adjustment to the opening balance of retained earnings in the period of adoption. In June 2020, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842)—Effective Dates for Certain Entities, which defer the effective date of leases for private companies to fiscal year beginning after December 15, 2021. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In August 2020, the FASB issued ASU 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Contracts in Entity’s Own Equity (Subtopic 815-40)— Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The ASU will be effective for the Group on January 1, 2024 and can be early adopted on January 1, 2021. The guidance reduces the number of accounting models for convertible debt instruments and convertible preferred stock. For convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital, the embedded conversion features no longer are separated from the host contract. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

3.	Business combination

In order to further grow its business and access to the mass retail consumers, the Group acquired Paipai, a pre-owned retail platform from JD.com, Inc. (“JD”) on June 3, 2019 for a net purchase consideration of RMB3,243,036, by issuing 26,379,291 shares of Series E convertible redeemable preferred shares. The Group accounted for this acquisition as business combination.

The Group entered into an exclusive business cooperation agreement with JD in 2017 for a period of three years. In 2019, the Group amended and extended the business cooperation agreement as part of its acquisition of Paipai and recognized an incremental value to the existing business cooperation agreement, together with the newly acquired technologies/platform, non-compete commitment and brand names as identifiable assets. Under the exclusive business cooperation agreement, JD provides the Group with access portals on its own platform that links to the Group’s purchasing and selling online marketplaces, including Paipai, and in return the Group pays JD channel commission based on transaction volume and recorded such payments in selling and marketing expenses.

The fair value of the convertible redeemable preferred shares and purchase price allocation were determined by the Group with the assistance of a third party valuation firm. The following table summarizes the consideration paid for Paipai and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date, as well as the depreciation/amortization period for the acquired assets.

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

3.	Business combination—(Continued)

		2019
		RMB
Consideration
26,379,291 shares of convertible redeemable preferred shares		3,243,036
Fair value of total consideration transferred		3,243,036

Recognized amounts of identifiable assets acquired and liabilities assumed	Amortization period
Intangible assets:
Business Cooperation Agreement	5-6 years	1,456,000
Brand names	10 years	321,000
Non-compete commitment	5 years	52,000
Technology and platform	5 years	29,000
Property and equipment, net	3 years	791
Deferred tax liabilities		(415,284)
Goodwill		1,799,529

		3,243,036

The identifiable assets acquired are required to be recognized and measured at fair value as of the acquisition date. An intangible asset is identified if it meets either the separability criterion or the contractual-legal criteria in accordance with ASC 805, Business Combination. Fair value of fixed assets acquired approximates the net book value of these assets. The assembled workforce did not meet the separation criteria or the contractual-legal criteria and therefore, are not identifiable and not recognized apart from goodwill. Goodwill recognized from the acquisition was assigned to the entire group and is not expected to be deductible for income tax purposes. The acquisition cost incurred and expensed for the business combination was immaterial.

The following table summarizes unaudited pro forma results of operations for the years ended December 31, 2018 and 2019 assuming that all acquisitions occurred as of the beginning of period. The pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of the beginning of period:

	Year ended December 31,
	2018	2019
	RMB	RMB
Pro forma revenue	3,355,011	3,976,874
Pro forma loss from operations	(594,043)	(863,624)
Pro forma net loss attributable to the Group	(545,522)	(836,704)

Since the date of acquisition, revenues of Paipai recognized in the Group’s consolidated statements of operations and comprehensive loss for years ended December 31, 2019 was RMB120,384. The Group determined it is impracticable to disclose net earnings of Paipai since acquisition because it was fully integrated into the Group’s business upon acquisition.

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

4.	Prepayments and other receivables, net

Prepayments and other receivables, net consist of the following:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Deposits	7,587	16,836	17,557
Customer deposits (1)	28,566	55,059	121,419
Account receivables	6,883	1,788	12,336
Advance to suppliers	29,765	36,699	33,058
VAT recoverables	21,685	32,329	50,239
Others	4,323	3,422	27,661
Cash advanced to staff	2,202	3,606	6,014
Less: allowance	(669)	(390)	—

Total	100,342	149,349	268,284

(1)	The amount relates to the refundable deposits paid to merchants to whom the Group provides platform service.

The movements in the allowance for doubtful accounts are as follows:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance as of January 1	—	669	390
Current period provision	669	6,959	4,600
Current period write-off	—	(7,238)	(4,990)

Balance as of December 31	669	390	—

5.	Property and equipment, net

Property and equipment, net consists of the following:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cost
Machinery	15,185	36,773	31,098
Electronic equipment	26,249	49,812	55,491
Leasehold improvement	37,069	64,934	79,111
Furniture and office equipment	23	232	260
Motor vehicles	806	1,423	1,423
Software	1,098	3,651	4,045

Total	80,430	156,825	171,428
Less: accumulated depreciation	(26,192)	(58,635)	(102,002)
Construction in progress	13,300	1,028	136

Property and equipment, net	67,538	99,218	69,562

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

5.	Property and equipment, net—(Continued)

Depreciation expense was RMB14,458, RMB38,044 and RMB45,659 for the years ended December 31, 2018, 2019 and 2020, respectively. The Group recorded RMB6,449 impairment during the year ended December 31, 2020.

6.	Intangible assets, net

Intangible assets consists of the following:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Business Cooperation Agreement	79,017	1,535,017	1,535,017
Brand names	—	321,000	321,000
Non-compete commitment	27,141	79,141	79,141
Technology/platform	—	31,600	31,600

Total	106,158	1,966,758	1,966,758
Less: accumulated amortization	(87,167)	(283,795)	(598,917)

Intangible assets	18,991	1,682,963	1,367,841

Amortization expenses related to intangible assets were RMB23,663, RMB196,628, and RMB315,122 for the years ended December 31, 2018, 2019 and 2020, respectively. The Group expects to record amortization expenses of RMB310,300, RMB310,300, RMB310,300, RMB229,781, RMB89,257 for the years ending December 31, 2021, 2022, 2023, 2024 and 2025, respectively.

7.	Investment in equity investees

The Group’s investments in equity investees comprise the following:

Investments accounted for under equity method where the Group can exert significant influence but does not own a majority equity interest or otherwise control:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Shanghai Yueqing Information Technology Co., Ltd. (“Yueqing”)	74	874	1,349
Other (1)	—	—	12,000

Total investments accounted for under equity method	74	874	13,349

The Group can exercise significant influence through board representation and as such accounted for the investments using equity method of accounting. The Group did not recognized any impairment in investments accounted for under equity method during the years ended December 31, 2018, 2019 and 2020.

(1)	The Group made other investments where it has a significant influence to at amount of RMB3,000 and RMB8,000 during the year ended December 31, 2019 and 2020, respectively. They Group

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

7.	Investment in equity investees—(Continued)

recorded proportionately share of loss of RMB3,000 and RMB8,000 for the year ended December 31, 2019 and 2020, respectively. The Group made other investments of RMB12,000 in Qingdao Qingle Venture Capital Partnership as its limited partner, holding equity interest of 11.95% during the year ended December 31, 2020, and accounted as an equity method investee.

Below are primarily equity investments that are in substance common stock and the Group does not have significant influence or control. Since these investees are private companies that do not have readily determinable fair value, the Group accounted these investments under measurement alternative method:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Jinsong (Shanghai) Network Information Technology CO. Ltd (“Jinsong”) (1)	26,430	36,800	36,800
Manak Waste Management Pvt Ltd (“Manak”)	13,749	17,570	16,507
Trocafone, Inc. (“Trocafane”)	13,749	14,057	13,206
Chongqing Tianji Cloud Service Technology Co., Ltd (“Tianjiyun”)	9,000	9,000	9,000
AiFenLei Global Co., Ltd. (“AiFenLei”) (2)	—	—	—
Others	13,664	21,164	21,164
Impairment	(5,450)	(10,164)	(13,664)

Total investments accounted for under measurement alternative method	71,142	88,427	83,013

For years ended December 31, 2018, 2019 and 2020, the Group recorded impairment loss of RMB5,450, RMB4,714 and RMB3,500, respectively, for these alternative measurement investments.

(1)

In September 2017, the Group disposed of its mobile phone rental platform to an entity jointly formed by shareholder of the Group and a former employee, and retained 30% shareholding with no board representation. The Group determined it did not have the ability to exercise significant influence over Jinsong and accounted for it under alternative measurement. In 2019, the Group made an additional RMB10,370 investment in Jinsong.

(2)

In July 2019, the Group disposed of its household waste recycling business (“AiFenLei”) at zero consideration to the Founder and retained 52.5% economic rights without any voting or significant participating rights. The Group recognized RMB9,259 of loss upon disposal. The retained interest was accounted for under alternative measurement with minimal value at the time of the disposal due to the significant uncertainty associated with AiFenLei.

8.	Goodwill

Changes in the carrying amount of goodwill were as follows:

Total
RMB
Balance as of December 31, 2018	—

Acquisition of Paipai	1,799,529
Other acquisition	3,886

Balance as of December 31, 2019 and 2020	1,803,415

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

8.	Goodwill—(Continued)

There were no change in the carrying amount of goodwill for the years ended December 31, 2019 and 2020.

9.	Short-term borrowings

As of December 31, 2018, 2019 and 2020, the Group had unused one-year revolving credit facilities with several Chinese commercial banks to borrow up to RMB40,000, RMB112,017 and RMB33,708 respectively for working capital.

In 2018, the Group borrowed RMB239,983 at the weighted average interest rate of 7.00% per annum. The Group repaid the short-term borrowings in the amount of RMB172,413.

In 2019, the Group borrowed RMB376,383 at the weighted average interest rate of 4.15% per annum. The Group repaid the short-term borrowings in the amount of RMB348,383.

In 2020, the Group borrowed RMB764,143 at the weighted average interest rate of 5.33% per annum. The Group repaid the short-term bank borrowings in the amount of RMB592,375.

In 2020, the Group entered into a US$ denominated two-year loan agreement with an independent third party for RMB65,200 at an interest rate of 9% per annum with current portion of RMB29,906 as of December 31, 2020 and repaid RMB2,719 during the year.

The Group is subject to certain financial covenants under its credit facilities and the Group was in compliance with all of its debt covenants for the years ended December 31, 2018, 2019 and 2020.

10.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Deposits from business partner	3,654	36,372	47,399
Contract liabilities	28,383	25,606	33,884
Other tax payable	13,476	21,680	45,507
Others (1)	97,744	83,991	269,822

Total	143,257	167,649	396,612

(1)

The balance as of December 31, 2020 included RMB150,000 prepaid subscription received by the Group in September and November 2020 from certain investors subscribing for Series E convertible redeemable preferred shares. The payment was in the legal form of a loan agreement but did not have a maturity date or bear interest. The issuance of the preferred shares is contingent upon the investors obtaining the approval of Overseas Direct Investment (the “ODI”), otherwise the amount will be refunded to the investors.

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

11.	Taxation

a) Value added tax (“VAT”)

For sales of pre-owned consumer electronic products, the Group is subject to the VAT levy rate of 3% under the simplified method and is exempted by 1% in comply with relevant PRC VAT regulations of CaiShui [2009] No. 9 and CaiShui [2014] No. 57. The Group is subject to statutory VAT rate of 17% prior to May 1, 2018, 16% from May 1, 2018 to March 31, 2019 and 13% from April 1, 2019 for sales of other products in the PRC.

The Group is subject to VAT at the rate of 6% for service revenue.

b) Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong for the year of assessment 2017/2018. Commencing from the year of assessment 2018/2019, the first Hong Kong dollars (“HKD”) 2 million of profits earned by its subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, the Company is exempted from the Hong Kong income tax on its foreign-derived income. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Mainland China

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. All of the Group’s PRC subsidiaries, consolidated VIE and VIE’s subsidiaries are subject to the statutory income tax rate of 25% except for Shanghai Yueyee which obtained qualification as High and New Technologies Enterprises, or HNTE in 2018 and was entitled to a preferential EIT rate of 15% from 2018 to 2020.

Loss by tax jurisdictions

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Loss from Mainland China operations	257,560	722,687	456,596
(Income) loss from non-Mainland China operations	(48,196)	10,122	53,816

Total loss before tax and share of loss of equity-method investees	209,364	732,809	510,412

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

11.	Taxation—(Continued)

b) Income tax—(Continued)

The reconciliation of total tax expenses computed by applying the respective statutory income tax rate to pre-tax income is as follows:

The current and deferred portion of income tax expenses included in the consolidated statements of operations and comprehensive loss are as follows:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current tax expenses	—	—	—
Deferred tax benefits	(1,922)	(30,120)	(47,320)

Total income tax expense (benefit)	(1,922)	(30,120)	(47,320)

The Group did not incur any current income tax expenses for the years ended December 31, 2018, 2019 and 2020. The reconciliation of total tax expenses computed by applying the respective statutory income tax rate to pre-tax income is as follows:

	Years ended December 31,
	2018		2019		2020
	RMB		RMB		RMB
PRC income tax rate	25.00%		25.00%		25.00%
Expenses not deductible for tax purposes	(2.31%	)	(1.03%	)	(2.75%	)
Super deduction on technology and content expenses	3.97%		2.87%		3.52%
Effect of preferential tax rate for high-tech enterprises	0.23%		(2.69%	)	(6.16%	)
Effect of different tax rates of a subsidiary operating in other jurisdiction	6.80%		(0.12%	)	(1.33%	)
Future tax rate change	(1.48%	)	—		0.20%
Change in valuation allowance	(31.29%	)	(20.03%	)	(9.42%	)
True up	—		0.11%		0.21%

Total	0.92%		4.11%		9.27%

If the preferential tax rate granted to an entity of the Group were not available, the Group’s income tax benefit would have increased by RMB2,310, RMB19,037, and RMB31,460 for the years ended December 31, 2018, 2019 and 2020, respectively. The basic and diluted net loss per share attributable to the Company would decrease by RMB0.12, RMB1.01, and RMB1.68 for the years ended December 31, 2018, 2019 and 2020, respectively.

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

11.	Taxation—(Continued)

b) Income tax—(Continued)

Deferred tax assets and deferred tax liabilities:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Deferred tax assets
Tax loss carried forward	106,222	229,955	283,378
Deductible temporary differences	12,717	38,481	32,982
Allowance for doubtful receivables	167	98	—

Total deferred tax assets	119,106	268,534	316,360
Less: valuation allowance	(119,106)	(268,534)	(316,360)

Net deferred tax assets	—	—	—

Deferred tax liabilities
Identifiable intangible assets acquired	3,466	389,280	341,960

Total deferred tax liabilities	3,466	389,280	341,960

The movement of deferred tax valuation allowance is as follows:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at beginning of the year	52,936	119,106	268,534
Additions	66,170	149,428	47,826

Balance at end of the year	119,106	268,534	316,360

As of December 31, 2018, 2019 and 2020, the Group had net operating loss carry forwards of approximately RMB429,381, RMB926,237 and RMB1,155,441, respectively, which arose from the subsidiaries, VIE and VIE’s subsidiaries established in the PRC, Hong Kong. The loss carry forwards will expire during the period from 2020 to notice from local tax authorities. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2018, 2019 and 2020, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

The deferred tax component of income tax benefits are related to the amortization of deferred tax liabilities resulting from the intangible assets acquired.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. The

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

11.	Taxation—(Continued)

b) Income tax—(Continued)

Company’s subsidiaries and VIE located in the PRC and Hong Kong were in accumulated deficit as of December 31, 2018, 2019 and 2020. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2018, 2019 and 2020.

12.	Convertible bonds

On November 28, 2016, the Group’s PRC subsidiary, Shanghai Yueyee, issued non-interest bearing convertible bonds (the “2016 Notes”) with an aggregate principal amount of RMB200,000 and a maturity date of June 2018. Upon approval of ODI, the holders can at their option, to redeem the 2016 Notes in RMB and to purchase Series C-3 convertible redeemable preferred shares from the Company at US$2.6532 per share in US dollars for an amount equivalent to the principal of the 2016 Notes. This option to subscribe for the convertible redeemable preferred shares is not a free-standing financial instrument, but in essence a conversion option embedded in the 2016 Notes as it can only be exercised together with the redemption of the Notes.

The Group determined the conversion feature of the convertible bond is not an embedded derivative and therefore bifurcation from the convertible bonds is not required. Further, there’s no beneficial conversion feature associated with the conversion option as the effective conversion price was higher than the fair value of the underlying shares. The 2016 Notes were recorded as a liability in their entirety at amortized cost on the consolidated balance sheets.

Among 2016 Notes, RMB40,000 was converted into 2,255,380 Series C-3 convertible redeemable preferred shares at the contractual conversion price in 2018.

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

13.	Convertible redeemable preferred shares

The following table summarizes changes in the carrying amount of the convertible redeemable preferred shares for the years ended December 31, 2018, 2019 and 2020:

	Series A Convertible redeemable preferred shares		Series B Convertible redeemable preferred shares		Series C Convertible redeemable preferred shares		Series D Convertible redeemable preferred shares		Series E Convertible redeemable preferred shares		Total
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance as of January 1, 2018	9,497,040	83,565	7,586,836	78,445	23,615,873	475,106	—	—	—	—	40,699,749	637,116
Issuance	—	—	—	—	7,819,871	171,863	7,952,405	801,801	—	—	15,772,276	973,664
Subscription receivables	—	—	—	—	—	(16,697)	—	—	—	—	—	(16,697)
Exercise of the warrant	—	—	—	—	1,884,512	15,704	2,115,755	3,950	—	—	4,000,267	19,654
Accretion	—	154,939	—	123,143	—	395,947	—	204,290	—	—	—	878,319

Balance as of January 1, 2019	9,497,040	238,504	7,586,836	201,588	33,320,256	1,041,923	10,068,160	1,010,041	—	—	60,472,292	2,492,056
Issuance	—	—	—	—	—	—	—	—	30,021,942	3,693,326	30,021,942	3,693,326
Collection of Subscription Receivables						16,697						16,697
Accretion	—	123,459	—	94,078	—	335,372	—	(4,189)	—	329,279	—	877,999

Balance as of January 1, 2020	9,497,040	361,963	7,586,836	295,666	33,320,256	1,393,992	10,068,160	1,005,852	30,021,942	4,022,605	90,494,234	7,080,078
Issuance	—	—	—	—	—	—	—	—	4,203,072	495,318	4,203,072	495,318
Accretion	—	83,312	—	65,967	—	311,443	—	147,741	—	696,035	—	1,304,498

Balance as of December 31, 2020	9,497,040	445,275	7,586,836	361,633	33,320,256	1,705,435	10,068,160	1,153,593	34,225,014	5,213,958	94,697,306	8,879,894

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

13.	Convertible redeemable preferred shares—(Continued)

The following table summarizes the issuance of convertible redeemable preferred shares up to December 31, 2020:

Series	Issuance date	Share Issued	Issue Price per Share	Proceeds from Issuance
A, B, C-1, C-2	August 31, 2012 ~ November 11, 2016	44,887,552	US$0.21~US$2.65	US$63,902
C-3	June 26, 2018	1,884,512	US$2.65	US$5,000
C-3	December 7, 2018	7,819,871	US$2.65	RMB138,688
D	July 5, 2018	2,115,755	US$10.83	US$22,917
D	July 5, 2018	7,952,405	US$12.74	US$101,340
E	June 3 ~ September 16, 2019	2,521,844	US$17.84	US$45,000
E	June 3, 2019	27,500,098	US$0.70	US$20,115
E+	September 4 ~ September 14, 2020	4,203,072	US$17.84	US$75,000

Key terms of the Series A, B, C-1, C-2, C-3, D, E convertible redeemable preferred shares are summarized as follows:

Dividend Rights

Each preferred share shall have the right to receive cumulative dividends, on an as-converted basis, when, as and if declared by the Board.

The order of distribution shall be made from holders of Series E convertible redeemable preferred shares, holders of Series D convertible redeemable preferred shares, holders of Series C-3 convertible redeemable preferred shares and holders of Series C-1 and C-2 convertible redeemable preferred shares, holders of Series B convertible redeemable preferred shares to holders of Series A convertible redeemable preferred shares. No dividend shall be paid on the ordinary shares at any time unless and until all dividends on the convertible redeemable preferred shares have been paid in full.

In the event the Company declares dividends, for holder of Series A convertible redeemable preferred shares, the non-cumulative is at the rate of 8% of issue price, for holder of Series B, C-1, C-2, C-3, D and E convertible redeemable preferred shares, the cumulative dividend is at the rate of 8% of issue price.

No dividends have been declared on the convertible redeemable preferred shares.

Liquidation Rights

Upon the occurrence of any liquidation or deemed liquidation event, whether voluntary or involuntary, all assets and funds of the Company legally available for distribution shall be distributed to the shareholders in the following order and manner:

Holders of convertible redeemable preferred shares of later series have preference to the distribution of assets or funds over holders of convertible redeemable preferred shares of earlier series and holders of ordinary shares, in the following sequence: Series E convertible redeemable preferred

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

13.	Convertible redeemable preferred shares—(Continued)

Liquidation Rights—(Continued)

shares, holders of Series D convertible redeemable preferred shares, holders of Series C-3 convertible redeemable preferred shares and holders of Series C-1 and C-2 convertible redeemable preferred shares, holders of Series B convertible redeemable preferred shares to holders of Series A convertible redeemable preferred shares. The amount of preference will be equal to 150% of the issuance price plus any and all declared but unpaid dividends.

After distribution to the holder of convertible redeemable preferred shares the amount of preference, all remaining assets and funds of the Company available for distribution to the shareholders shall be distributed ratably among all the shareholders on a fully diluted basis.

Conversion Rights

The holders of the convertible redeemable preferred shares have the rights to convert of the preferred shares into ordinary shares at an initial conversion ratio of one for one at the option of the holders at any time. The initial conversion price is the issuance price of preferred shares, subject to adjustment in the event of (1) share split, share consolidation, share dividend or other similar event, and (2) issuance of new securities at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance. In that case, the conversion price shall be reduced concurrently to the subscription price of such issuance. Each preferred share shall automatically be converted, into ordinary shares upon the closing of a Qualified IPO.

Voting rights

Each preferred share confers the right to receive notice of, attend and vote at any general meeting of members on an as-converted basis. The holders of the convertible redeemable preferred shares vote together with the ordinary shareholders, and not as a separate class or series, on all matters put before the shareholders.

Redemption rights

At the option of a holder of the convertible redeemable preferred shares, the Company shall redeem at the redemption price all or any part of the outstanding convertible redeemable preferred shares, upon breach of contract, or at any time after the redemption start date for each series of convertible redeemable preferred shares. The redemption start date is December 31, 2022 for all series of convertible redeemable preferred shares.

The redemption price equals to the greater of (1) the issue price with an twenty percent compound per annum for Series A and Series B, or ten percent simple per annum return for Series C-1, C-2 and C-3, Series D and Series E (if the period is less than one year, such return shall be calculated pro rata) to the redemption price payment date, plus all accrued or declared but unpaid dividends or (2) the fair market value of preferred shares.

Accounting of Convertible Redeemable Preferred Shares

The Company classified all preferred shares as mezzanine equity in the consolidated balance sheets because they are redeemable at the holders’ option any time after a certain date and are

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

13.	Convertible redeemable preferred shares—(Continued)

Accounting of Convertible Redeemable Preferred Shares—(Continued)

contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. The convertible redeemable preferred shares are recorded initially at fair value, net of issuance costs.

The Company records accretion on the convertible redeemable preferred shares to the redemption value from the issuance dates to the earliest redemption dates. The accretion, calculated as the current redemption value, is recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. The accretion of convertible redeemable preferred shares was RMB878,319, RMB877,999 and RMB1,304,498 for the years ended December 31, 2018, 2019 and 2020, respectively.

The Company determined that the embedded conversion features and the redemption features do not require bifurcation as they either are clearly and closely related to the convertible redeemable preferred shares or do not meet the definition of a derivative.

The Company has determined that there was no beneficial conversion feature attributable to all convertible redeemable preferred shares because the initial effective conversion prices of these convertible redeemable preferred shares were higher than the fair value of the Company’s ordinary shares determined by the Company taking into account independent valuations.

14.	Share based compensation

In order to provide additional incentives to employees and to promote the success of the Group’s business, the Group adopted the share incentive plan since 2010, which permits the granting of share options to employees, and management of the Group. Additionally, the share incentive plan includes a condition where employees can only exercise vested options upon the occurrence of the Company’s ordinary shares becoming listed securities, which substantially creates a performance condition (“IPO Condition”) that has not been met. Therefore, since the adoption of the share incentive plan, the Group has not recognized any stock-based compensation expenses related to the options granted. The Group granted 4,696,068, 4,074,384 and 1,726,988 share options to certain of its employees in the 2018, 2019 and 2020, respectively. The options expire in ten years from the date of grant.

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

14.	Share based compensation—(Continued)

In determining the fair value of the stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates in 2018, 2018 and 2020 were as follows:

For the years ended December 31,
	2018	2019	2020
Expected volatility	47.59%~50.39%	45.98%~46.55%	47.28%~48.09%
Risk-free interest rate (per annum)	2.69%~3.06%	1.67%~2.41%	0.66%~0.92%
Exercise multiples	2.2~2.8	2.2~2.8	2.2~2.8
Expected dividend yield	0.00%	0.00%	0.00%
Fair value of underlying ordinary shares	RMB8.66~RMB24.79	RMB24.37~RMB39.06	RMB36.02~RMB47.16
Fair value of share option	RMB5.11~RMB24.15	RMB23.68~RMB38.40	RMB35.37~RMB46.53

The Group estimated expected volatility by reference to the historical price volatilities of ordinary shares of comparable companies over a period close to the contract term of the options. The Group estimated the risk free interest rate based on the yield to maturity of U.S. government bonds at grant date with a maturity period close to the contract term of options, adjusted by country risk differential between U.S. and China. As the Group has had no option exercise history, it estimated exercise multiples based on empirical research on typical employee stock option exercising behavior. The dividend yield was estimated as zero based on the plan to retain profit for corporate expansion and no dividend will be distributed in the near future. The Group determined the fair value of ordinary shares underlying each share option grant based on estimated equity value and allocation of it to each element of its capital structure.

The following table summarized the Group’s share option activities under the Option Plans:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual life	Aggregate intrinsic value
		RMB	RMB	Years	RMB
Outstanding as of December 31, 2017	9,837,147	0.96	2.09	7.81	73,759
Granted	4,696,068	0.83	11.79
Forfeited	(1,056,146)	2.85	7.09

Outstanding as of December 31, 2018	13,477,069	0.80	5.24	7.54	323,268
Granted	4,074,384	0.69	32.12
Forfeited	(1,608,313)	2.06	9.04

Outstanding as of December 31, 2019	15,943,140	0.66	11.88	7.16	593,890
Granted	1,726,988	0.68	40.90
Forfeited	(3,681,447)	0.67	9.90

Outstanding as of December 31, 2020	13,988,681	0.61	14.74	6.38	651,182
Expect to vest at December 31, 2020	13,988,681	0.61	14.74	6.38	651,182
Exercisable at December 31, 2020	—	—	—	—	—

As of December 31, 2020, share-based compensation of RMB91,755 would be recognized immediately if the IPO Condition had been met.

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

14.	Share based compensation—(Continued)

As of December 31, 2020, there were RMB124,150 of total unrecognized compensation expenses related to options for the future period.

15.	Net loss per share attributable to ordinary shareholders

Basic and diluted net loss per share for each of the year presented were calculated as follows. The Group had convertible redeemable preferred shares (Note 13), share options (Note 13) and convertible bonds (Note 12) which could potentially dilute basic earnings per ordinary share in the future. The calculation of diluted net loss per share does not include the effect of share options, conversions of convertible bonds and convertible redeemable preferred shares at total 84,855,392, 117,343,405 and 119,874,641 shares as for years ended December 31, 2018, 2019 and 2020 as the effect of the inclusion was anti-dilutive.

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Net loss	(207,941)	(704,888)	(470,618)
Accretion to convertible redeemable preferred shares redemption value	(878,319)	(877,999)	(1,304,498)

Net loss attributable to ordinary shareholders of the Company	(1,086,260)	(1,582,887)	(1,775,116)

Denominator:
Weighted average number of ordinary shares used in computing basic and diluted loss per ordinary share	19,405,981	18,782,620	18,782,620

Net loss per ordinary share basic and diluted	(55.98)	(84.27)	(94.51)

16.	Statutory reserves and net restrictive assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries, VIE and VIE subsidiaries incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

Under PRC law, the Company’s subsidiaries and consolidated VIEs located in the PRC (collectively referred as the (“PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the paid-in capital of the PRC entities is also restricted.

The balance of restricted net assets was RMB183,429, RMB186,629 and RMB207,206 as of December 31, 2018, 2019 and 2020, respectively.

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

17.	Related party transactions

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
JD and its subsidiaries (“JD Group”)	A shareholder of the Group
5Y Capital’s affiliates (“5Y Capital”, previously known as “Morningside”)	A shareholder of the Group
Baowu (Beijing) Technology Co., Ltd (“Baowu”)	An investee of the Group
Beijing Xichen Technology Co., Ltd and its subsidiaries (“Xichen Group”)	An investee of the Group
Fuzhou Ruifeng Renewable resources Co., Ltd (“Ruifeng”)	An investee of the Group
Jinsong (Shanghai) Network Information Technology Co., Ltd (“Jinsong”)	An investee of the Group
Manak Waste Management Private Limited (“Manak”)	An investee of the Group
Shanghai Meda Information Technology Co., Ltd (“Meda”)	An investee of the Group
Shanghai Yuekun Environmental Protection Technology Co., Ltd (“Yuekun”)	A Subsidiary of an investee of the Group
Shanghai Yueqing Information Technology Co., Ltd (“Yueqing”)	An investee of the Group
Shenzhen Aileyou Information Technology Co., Ltd (“Aileyou”)	An investee of the Group
Shanghai Yueyie Network Information Technology Co., Ltd (“Yueyie”)	An investee of the Group

For the years ended December 31, 2018, 2019 and 2020, significant related party transactions were as follows:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net Service Revenue
Consultation service provided to Manak	—	6,364	—

Net Product Revenue
Products sold to Xichen Group	16,356	—	—

Merchandise costs
Purchase from JD Group	—	8,073	25,440

Selling and marketing expenses
Commission service received from JD Group	21,049	82,637	166,079
Service received from Aileyou	—	—	2,019

Interest income
Interest income from loans provided to related parties	668	672	1,750

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

17.	Related party transactions—(Continued)

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Amount due from related parties
Loan to Jinsong	32,866	75,000	—
Loan to Yueqing	6,000	3,500	—
Loan to Meda	600	—	—
Loan to Yuekun	—	81,600	138,332
Loan to Aileyou	—	3,900	2,400
Repayments from Jinsong	26,069	81,797	—
Repayments from Yuekun	—	20,062	175,755
Repayments from Aileyou	—	1,520	2,911

As of December 31, 2018, 2019 and 2020, the amount due from/to related parties are as follows:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Due from JD Group (3)	32,350	115,395	165,626
Due from Jinsong
Loans provided to Jinsong	6,797	—	—
Other receivables from Jinsong	44,941	45,407	45,661
Due from Yueqing
Loans provided to Yueqing (1)	6,000	9,500	9,500
Due from Xichen Group	10,000	7,000	3,500
Due from Ruifeng
Loans provided to Ruifeng (1)	4,000	4,000	—
Due from Baowu	2,500	—	—
Due from Meda
Loans provided to Meda (1)	1,200	600	—
Due from Yuekun
Loans provided to Yuekun (1)	—	61,538	24,115
Other receivables from Yuekun	—	16,177	26,668
Due from Aileyou
Loans provided to Aileyou	—	2,380	1,869
Other receivables from Aileyou	—	3,230	12,217

	107,788	265,227	289,156

Due to JD Group
Prepaid subscription from JD Group (4)	—	—	35,000
Other payables to JD Group (2)	7,975	74,218	44,688
Due to 5Y Capital
Convertible loan due to 5Y Capital	33,423	33,423	33,423
Loan from Jinsong	250	223	—
Due to Manak	6,177	—	—
Due to Aileyou	—	—	1,384
Due to Yuekun	—	—	118
Due to Yueyie	—	—	56

	47,825	107,864	114,669

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

17.	Related party transactions—(Continued)

(1)

In relation to the loans provided to Yueqing, Ruifeng and Yuekun, the Group signed one year agreement and charged them with interest rate of 8%, 12% and 7% respectively. Loans to other related parties are interest free and due on demand. The Founder has provided guarantee on loans to Yuekun, and the loans were collateralized by his shareholdings in the Company. The Group recorded provision of allowance for amount due from Ruifeng and Meda of RMB4,000 and RMB600, respectively, for the year ended December 31, 2020.

(2)	Other payables to JD Group mainly includes channel commissions payable to JD Group.
(3)	Amount due from JD Group includes funds receivables from payment service providers of JD Group, and cash collected by JD Group from third party merchants on behalf of the Group.
(4)

The amount represents RMB35,000 prepaid subscription from an entity of JD Group for Series E convertible redeemable preferred shares. The issuance of preferred shares is upon ODI approval, otherwise the amount will be refunded to the investor.

18.	Commitments and contingencies

Operating lease commitments

The Group has leased office and store premises under operating lease agreements for the periods from 2021 to 2023.

Rental expenses amounted to RMB44,571, RMB83,093 and RMB87,681 for the years ended December 31, 2018, 2019 and 2020, respectively. Rental expenses are charged to the consolidated statements of operations and comprehensive loss when incurred.

Future minimum lease payment under non-cancelable operating lease agreements are as follow:

As of December 31, 2020
RMB
2021	9,808
2022	5,011
2023	2,588

17,407

The Group has no future minimum lease payments in 2024 and thereafter.

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not have any pending legal or administrative proceeding to which the Group is a party that will have a material effect on its business or financial condition.

19.	Subsequent events

The Group has evaluated subsequent events through March 17, 2021, which is the date when the consolidated financial statements were issued.

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share, per share data or otherwise noted)

19.	Subsequent events—(Continued)

On February 8, 2021, some of the 2016 and 2017 Notes holders have obtained ODI approval and accordingly, RMB103,423 has been redeemed and the Group has issued an aggregated of 5,831,426 shares of Series C-3 convertible redeemable preferred shares for consideration of US dollar equivalent to RMB103,423.

On February 8, 2021, the Group issued 403,747 shares of Series E convertible redeemable preferred shares for an aggregate consideration of US dollar equivalent of RMB50,000 to Refresher Limited, upon its ODI approval. The amount was prepaid to the Group and included in the balance of accrued expenses and other current liabilities (Note 10) as of December 31, 2020.

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

AIHUISHOU INTERNATIONAL CO. LTD.

CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share, per share data or otherwise noted)

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	117,342	2,220	76,865
Prepayments and other receivables	—	—	3,500

Total current assets	117,342	2,220	80,365

Non-current assets:
Investments in subsidiaries’ and VIE’s subsidiaries	518,965	3,638,854	3,654,880

Total Non-current assets	518,965	3,638,854	3,654,880

Total ASSETS	636,307	3,641,074	3,735,245

LIABILITIES
Current liabilities:
Short-term borrowings			29,906
Other payable	—	—	4,500

Total current liabilities	—	—	34,406

Non-current liabilities:
Long-term borrowings	—	—	32,624

Total non-current liabilities	—	—	32,624

Total LIABILITIES	—	—	67,030

CONVERTIBLE REDEEMABLE PREFERRED SHARES (total redemption value of, RMB3,251,753, and RMB9,834,318 and RMB10,886,220 as of December 31, 2018, 2019 and 2020, respectively)	2,492,056	7,080,078	8,879,894

Shareholders’ deficit
Ordinary shares (US$0.001 par value, 89,527,708, 209,505,766 and 192,499,052 shares authorized, 18,782,620 shares issued and outstanding as of December 31, 2018, 2019 and 2020, respectively)	11	11	11
Accumulated deficit	(1,855,770)	(3,438,657)	(5,213,773)
Accumulated other comprehensive income	10	(358)	2,083

Total shareholders’ deficit	(1,855,749)	(3,439,004)	(5,211,679)

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT	636,307	3,641,074	3,735,245

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

AIHUISHOU INTERNATIONAL CO. LTD.

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands, except for share, per share data or otherwise noted)

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues	—	—	—
Expenses and income (loss)
General and administrative expenses	—	—	(1,000)
Interest income	141	1,929	6
Other (loss) income, net	(1,024)	3,971	(19,844)
Fair value change in warrant liabilities	23,781	—	—
Equity in losses of subsidiaries, VIE and VIE’s subsidiaries	(230,839)	(710,788)	(449,780)

Net loss attributable to the Company	(207,941)	(704,888)	(470,618)
Accretion of convertible redeemable preferred shares	(878,319)	(877,999)	(1,304,498)

Net loss available to ordinary shareholders	(1,086,260)	(1,582,887)	(1,775,116)

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

AIHUISHOU INTERNATIONAL CO. LTD.

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share, per share data or otherwise noted)

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cash used in operating activities	—	—	—

Cash flows from investing activities:
Investment in subsidiaries’ and VIE’s subsidiaries	(817,875)	(584,758)	(500,551)

Cash used in investing activities	(817,875)	(584,758)	(500,551)

Cash flows from financing activities:
Proceeds from long-term borrowings	—	—	65,200
Repayment for short-term borrowings	—	—	(2,719)
Proceeds from issuance of convertible redeemable preferred shares	979,539	469,636	512,715
Payment for convertible redeemable preferred shares issuance costs	(22,572)	—	—
Repurchase of ordinary shares	(22,077)	—	—

Cash provided by financing activities	934,890	469,636	575,196

Net increase (decrease) in cash, cash equivalents	117,015	(115,122)	74,645
Cash, cash equivalent at the beginning of the year	327	117,342	2,220

Cash, cash equivalent at the end of the year	117,342	2,220	76,865

Supplemental disclosure of non-cash investing and financing activities:
Issuance of convertible redeemable preferred shares in connection with Paipai acquisition from JD Group (Note 3), accounted for as deemed contribution to the subsidiaries, VIE and VIE’ subsidiaries	—	3,242,245	—

SCHEDULE I

NOTES TO CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

1. Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same date and for the same period for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2. The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheet as “Investments in subsidiaries and VIE” or and the subsidiaries and VIE’ profit or loss as “Loss from equity in earnings of subsidiaries and VIE” on the Condensed Statements of Comprehensive Income (loss). Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

3. Besides the long-term borrowings entered during the year ended December 31, 2020, there were no other material contingencies, significant provisions of long-term obligations, guarantees of the Company for the years ended December 31, 2018, 2019 and 2020.

AIHUISHOU INTERNATIONAL CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND MARCH 31, 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

		As of December 31,	As of March 31,
	Note	2020	2021
		RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents		918,076	657,218
Short-term investments (including the fair value measured structured products of RMB71,775 and nil as of December 31, 2020 and March 31, 2021)		97,866	—
Amount due from related parties	10	289,156	295,094
Inventories, net		176,994	317,762
Funds receivable from third party payment service providers		124,262	78,876
Prepayments and other receivables, net	3	268,284	522,973

Total current assets		1,874,638	1,871,923

Non-current assets:
Investment in equity investees		96,362	104,877
Property and equipment, net		69,562	64,986
Intangible assets, net		1,367,841	1,290,002
Goodwill		1,803,415	1,803,415
Other non-current assets		14,520	16,417

Total non-current assets		3,351,700	3,279,697

TOTAL ASSETS		5,226,338	5,151,620

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities: (including amounts of the consolidated VIE without recourse to AiHuiShou International Co. Ltd.) (See Note 2.2)
Short-term borrowings	4	369,657	352,079
Accounts payable		27,201	43,954
Accrued expenses and other current liabilities		396,612	400,550
Accrued payroll and welfare		115,400	122,108
Convertible bonds	6	160,000	90,000
Amount due to related parties	10	114,669	71,046

Total current liabilities		1,183,539	1,079,737

Non-current liabilities:
Long-term borrowings		32,624	22,155
Deferred tax liabilities		341,960	322,501

Total non-current liabilities		374,584	344,656

TOTAL LIABILITIES		1,558,123	1,424,393

AIHUISHOU INTERNATIONAL CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF DECEMBER 31, 2020 AND MARCH 31, 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

		As of December 31,	As of March 31,
	Note	2020	2021
		RMB	RMB
Commitments and contingencies	11
MEZZANINE EQUITY	7
Series A convertible redeemable preferred shares (US$0.001 par value, 9,497,040 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021, respectively)		445,275	467,173
Series B convertible redeemable preferred shares (US$0.001 par value, 7,586,836 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021, respectively)		361,633	378,840
Series C convertible redeemable preferred shares (US$0.001 par value, 44,226,287 shares authorized, 33,320,256 and 39,151,682 issued and outstanding as of December 31, 2020 and March 31, 2021, respectively)		1,705,435	2,054,873
Series D convertible redeemable preferred shares (US$0.001 par value, 10,068,160 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021, respectively)		1,153,593	1,190,676
Series E convertible redeemable preferred shares (US$0.001 par value, 36,122,625 shares authorized, 34,225,014 and 34,628,761 issued and outstanding as of December 31, 2020 and March 31, 2021, respectively)		5,213,958	5,451,027

TOTAL MEZZANINE EQUITY		8,879,894	9,542,589

SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.001 par value, 192,499,052 shares authorized, 18,782,620 shares issued and outstanding as of December 31, 2020 and March 31, 2021, respectively)		11	11
Accumulated deficit		(5,213,773)	(5,817,181)
Accumulated other comprehensive income		2,083	1,808

TOTAL SHAREHOLDERS’ DEFICIT		(5,211,679)	(5,815,362)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT		5,226,338	5,151,620

The accompanying notes are an integral part of these condensed consolidated financial statements.

AIHUISHOU INTERNATIONAL CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

		Three months ended March 31,
	Note	2020	2021
		RMB	RMB
Net revenues
Net product revenues		606,103	1,310,547
Net service revenues		86,109	203,884
Operating expenses
Merchandise costs		(500,800)	(1,095,696)
Fulfillment expenses		(157,954)	(223,019)
Selling and marketing expenses		(144,150)	(222,580)
General and administrative expenses		(53,900)	(29,408)
Technology and content expenses		(40,165)	(55,499)

Total operating expenses		(896,969)	(1,626,202)
Other operating income		5,811	361

Loss from operations		(198,946)	(111,410)
Interest expense		(3,535)	(6,552)
Interest income		1,910	3,420
Other income, net		6,559	914

Loss before income taxes		(194,012)	(113,628)
Income tax benefits	5	12,028	19,459
Share of loss in equity method investments		(4,281)	(612)

Net loss		(186,265)	(94,781)
Accretion of convertible redeemable preferred shares	7	(326,123)	(508,627)

Net loss attributable to ordinary shareholders of the Company		(512,388)	(603,408)

Net loss per share attributable to ordinary shareholders:
Basic	9	(27.28)	(32.13)
Diluted		(27.28)	(32.13)
Weighted average number of shares used in calculating net loss per ordinary share
Basic		18,782,620	18,782,620
Diluted		18,782,620	18,782,620
Net loss		(186,265)	(94,781)
Foreign currency translation adjustments		(630)	(275)

Total comprehensive loss		(186,895)	(95,056)
Accretion of convertible redeemable preferred shares		(326,123)	(508,627)

Total comprehensive loss attributable to ordinary shareholders		(513,018)	(603,683)

The accompanying notes are an integral part of these condensed consolidated financial statements.

AIHUISHOU INTERNATIONAL CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

	Ordinary shares (par value US$0.001)		Accumulated Deficit	Accumulated other comprehensive income (loss)	Total shareholders’ deficit
	Number of shares	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	18,782,620	11	(3,438,657)	(358)	(3,439,004)
Net loss	—	—	(186,265)	—	(186,265)
Accretion on convertible redeemable preferred shares	—	—	(326,123)	—	(326,123)
Foreign currency translation adjustments	—	—	—	(630)	(630)

Balance as of March 31, 2020	18,782,620	11	(3,951,045)	(988)	(3,952,022)

Balance as of January 1, 2021	18,782,620	11	(5,213,773)	2,083	(5,211,679)
Net loss	—	—	(94,781)	—	(94,781)
Accretion on convertible redeemable preferred shares	—	—	(508,627)	—	(508,627)
Foreign currency translation adjustments	—	—	—	(275)	(275)

Balance as of March 31, 2021	18,782,620	11	(5,817,181)	1,808	(5,815,362)

The accompanying notes are an integral part of these condensed consolidated financial statements.

AIHUISHOU INTERNATIONAL CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

	Three months ended March 31,
	2020	2021
	RMB	RMB
Cash flows from operating activities:
Net loss	(186,265)	(94,781)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	94,116	86,922
Loss on the disposal of property and equipment	944	38
Provision for allowance for doubtful accounts	8,536	208
Share of loss in equity method investments	4,281	612
Foreign exchange (gains) losses	(5,870)	(1,769)
Changes in operating assets and liabilities:
Inventories, net	(41,725)	(140,768)
Prepayments and other receivables	25,888	(251,092)
Amount due from related parties	(23,111)	(8,743)
Funds receivable from third party payment service provider	17,000	45,386
Other non-current assets	2,424	(1,897)
Account payables	882	16,753
Accrued expenses and other current liabilities	(13,460)	69,556
Accrued payroll and welfare	(27,866)	6,708
Amount due to related parties	(46,855)	(10,200)
Deferred tax liabilities	(12,028)	(19,459)

Net cash used in operating activities	(203,109)	(302,526)

Cash flows from investing activities:
Purchase of property and equipment	(14,091)	(4,773)
Proceeds from disposal of property and equipment	5,225	227
Purchases of short-term investments	(27,701)	(246,110)
Proceeds from short-term investments	70,851	343,696
Payment for investments in equity investees	(8,000)	(9,000)
Repayment for loan to related parties	15,816	72,205
Loan to related parties	(34,312)	(69,400)

Cash provided by investing activities	7,788	86,845

Cash flows from financing activities:
Proceeds from short-term borrowings	131,240	124,004
Repayment for short-term borrowings	(44,040)	(152,489)
Repayment of related party loan	(223)	—
Payment for convertible redeemable preferred shares issuance costs	—	(15,618)

Cash provided by (used in) financing activities	86,977	(44,103)

Effect of foreign exchange rate changes on cash and cash equivalents	2,008	2,731

Net decrease in cash, cash equivalents and restricted cash	(106,336)	(257,053)
Cash, cash equivalent and restricted cash at the beginning of the period	411,083	918,376

Cash, cash equivalent and restricted cash at the end of the period	304,747	661,323

Reconciliation in amounts on the condensed consolidated balance sheets:
Cash and cash equivalents	304,447	657,218
Restricted cash, included in the prepayments and other receivables, net	300	4,105

Total cash, cash equivalents, and restricted cash	304,747	661,323

Supplemental cash flow disclosures of continuing operations:
Interest expenses paid	3,535	6,552
Supplemental disclosure of non-cash investing and financing activities:
Accretion of convertible redeemable preferred shares	326,123	508,627

The accompanying notes are an integral part of these condensed consolidated financial statements.

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

1.	Organization and principal activities

Description of Business

AiHuiShou International Co. Ltd. (the “Company”) was incorporated under the laws of the Cayman Islands on November 22, 2011. The Company through its wholly-owned subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries (collectively, the “Group”) primarily sell pre-owned consumer electronics through its online platforms and offline stores, and provide services to third-party merchants to sell the products through its platforms. The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).

As of March 31, 2021, the Company’s major subsidiaries, VIE and VIE’s subsidiaries are as follows:

		Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of direct/ indirect ownership
Subsidiaries	AiHuiShou International Company Limited	January 13, 2012	Hong Kong	100%
	Shanghai Aihui Trading Co., Ltd (“Shanghai Aihui”)	August 16, 2012	Mainland China	100%
	AHS Device Hong Kong Limited	March 8, 2017	Hong Kong	100%
VIE and VIE’s subsidiaries	Shanghai Yueyee Network Information Technology Co., Ltd (“Shanghai Yueyee”)	May 21, 2010	Mainland China	VIE
	Shanghai Yueyi Network Information Technology Co., Ltd (“Shanghai Yueyi”)	September 6, 2015	Mainland China	100%
	Changzhou Yueyi Network Information Technology Co., Ltd (“Changzhou Yueyi”)	June 23, 2017	Mainland China	100%

2.	Summary of significant accounting policies

2.1 Basis of Presentation

The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”), regarding interim financial reporting, and include all normal and recurring adjustments that management of the Group considers necessary for a fair presentation of its financial position and operating results. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these financial statements should be read in conjunction with the Group’s annual consolidated financial statements and notes thereto.

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.2 Basis of Consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE and VIE’s subsidiaries in which the Company is the primary beneficiary. The results of the subsidiaries, VIE and VIE’s subsidiaries are consolidated from the date which the Company obtained the control and continue to be consolidated until the date that such control ceases. All intercompany balances and transactions and unrealized profit and losses have been eliminated in consolidation.

The following financial statement amounts and balances of the VIE were included in the condensed consolidated financial statements after elimination of intercompany transactions and balances:

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB
ASSETS
Cash and cash equivalents	445,531	218,207
Amount due from related parties	289,156	295,087
Inventories, net	151,864	273,613
Funds receivable from third party payment service providers	122,234	72,477
Prepayments and other receivables, net	185,621	344,543
Investment in equity investees	50,149	58,537
Property and equipment, net	68,161	63,468
Intangible assets, net	1,365,847	1,290,002
Goodwill	1,799,529	1,799,529
Other non-current assets	13,649	16,410

Total Assets	4,491,741	4,431,873

LIABILITIES
Short-term borrowings	339,292	318,992
Account payables	25,573	42,098
Accrued expenses and other current liabilities	376,159	349,612
Accrued payroll and welfare	114,319	121,622
Convertible bonds	160,000	90,000
Amount due to related parties	114,551	70,929
Deferred tax liabilities	341,462	322,035

Total Liabilities	1,471,356	1,315,288

	Three months ended March 31,
	2020	2021
	RMB	RMB
Net revenues	663,416	1,473,947
Net loss	(187,074)	(88,250)
Net cash used in operating activities	(84,547)	(323,109)
Net cash used in investing activities	(35,362)	(10,740)
Net cash provided by (used in) financing activities	86,977	(20,300)

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.2 Basis of Consolidation—(Continued)

The VIE and its subsidiaries contributed 95.8% and 97.3% of the Group’s consolidated revenue for the three months ended March 31, 2020 and 2021, respectively.

As of March 31, 2021, the VIE and its subsidiaries accounted for an aggregate of 86.0% of the consolidated total assets, and 92.3% of the consolidated total liabilities. The Group’s non-VIE assets as of March 31, 2021 mainly consist of cash, prepayments and other receivables, net and investment in equity investees.

2.3 Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s condensed consolidated financial statements include valuation of convertible redeemable preferred shares, assessment for impairment of long-lived assets, including intangible assets, and goodwill, and investments in equity investees, convertible bonds, fair value of share-based compensation, fair value of assets and liabilities acquired in business combination, inventory provision, allowance for doubtful accounts, depreciable lives of Property and equipment, and useful life of intangible assets and realization of deferred tax assets.

2.4 Fair value measurements

The Group’s financial instruments not measured at fair value include cash and cash equivalent, certain short-term investments, other receivables, amount due from related parties, funds receivable from third party payment service providers, equity investments without readily determinable fair values, short-term borrowings, account payables, amount due to related parties, other current liabilities, convertible bonds and long-term borrowings. The carrying amounts of the short-term financial instruments approximate their fair value due to their short-term nature. The carrying amount of the long-term borrowings approximates its fair value as the interest rates are comparable to the prevailing interest rates in the market. The fair value of equity investments without readily determinable fair values and convertible bonds cannot be reasonably estimated without undue costs.

As of December 31, 2020 and March 31, 2021, the Group’s certain short-term investments are measured at fair value on a recurring basis subsequent to their initial recognition, using significant observable inputs classified as Level 2 in the fair value hierarchy. The difference between fair value and cost of such short-term investment is immaterial.

During the three months ended March 31, 2020 and 2021, the Group did not have assets or liabilities measured at fair value on a non-recurring basis.

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.5 Functional currency and foreign currency translation

The functional currency of the Company and its subsidiaries and VIE in the PRC is in Renminbi (“RMB”). The functional currency of the Group’s entities incorporated in Hong Kong (“HK”) is in Hong Kong dollars (“HKD”). The functional currency of the Group’s entities incorporated in the United States is in US dollars (“US$”).

Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Transaction gains and losses are recognized in the condensed consolidated statements of operations and comprehensive loss.

The Group’s reporting currency is RMB. For entities within the Group that have a functional currency other than the reporting currency, assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive income in the statements of comprehensive loss and the condensed consolidated statements of change in shareholders’ deficit.

2.6 Revenue recognition

Revenues are generated primarily from product revenue and service revenue through the platforms the Group offers to its customers. The Group also generates revenues from product sales through offline stores it operates.

The Group adopted ASC 606 “Revenue from Contract with Customers” (“ASC606”) for all periods presented. According to ASC 606, revenue is recognized when control of the promised good or service is transferred to the customer in an amount that reflects the consideration the Group expects to receive in exchange for those goods or services, after considering estimated sales return allowances, price concessions, discount and value added tax (“VAT”).

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.6 Revenue recognition—(Continued)

Disaggregation of revenues

For the three months ended March 31, 2020 and 2021, the disaggregated revenues by revenue streams were as follows:

	Three months ended March 31,
	2020	2021
	RMB	RMB
Net online product revenue	582,272	1,240,824
Net product revenue from offline channel	23,831	69,723

Net product revenue	606,103	1,310,547

Net service revenue for PJT marketplace	39,959	104,364
Net service revenue for Paipai marketplace	45,546	95,242
Net service revenue from other channel	604	4,278

Net service revenue	86,109	203,884

Geographic information

The following is the Group’s net product and service revenues by geographical location:

	Three months ended March 31,
	2020	2021
	RMB	RMB
Mainland China	582,272	1,270,502
Hong Kong	20,310	35,566
Others	3,521	4,479

Net product revenue	606,103	1,310,547

Mainland China	85,992	203,629
Hong Kong	117	255

Net service revenue	86,109	203,884

Contract balances

The Group receives advance payments from customers pursuant to the agreements with certain customers before the services or products are provided, which is recorded as contract liabilities included in accrued expenses and other current liabilities in the condensed consolidated balance sheets. As of December 31, 2020, the Group’s total contract liabilities were RMB33,884, of which RMB28,045 was recognized as revenues in current period. All contract liabilities as of March 31, 2021 are expected to be realized in the following twelve months.

There was no costs of obtaining a contract as of December 31, 2020 and March 31, 2021.

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.7 Segment reporting

Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Chairman of the Board of Directors and Chief-Executive Officer, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment. The Company is domiciled in the Cayman Islands while the Group mainly operates its businesses in the PRC.

3.	Prepayments and other receivables, net

Prepayments and other receivables, net consist of the following:

	As of December 31, 2020	As of March 31, 2021
	RMB	RMB
Deposits	17,557	14,782
Deposits to merchants (1)	121,419	302,564
Account receivables	12,336	8,730
Advance to suppliers	33,058	74,731
VAT recoverables	50,239	75,184
Others	27,661	43,595
Cash advanced to staff	6,014	3,387
Less: allowance	—	—

Total	268,284	522,973

(1)	The amount relates to the refundable deposits paid to merchants to whom the Group provides platform service.

4.	Short-term borrowings

	As of December 31, 2020	As of March 31, 2021	Weighted- average Interest rate
	RMB	RMB
Short-term bank borrowings	339,751	319,455	4.46%
Current portion of long-term borrowings	29,906	32,624	9%

Total	369,657	352,079

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

5.	Taxation

The current and deferred portion of income tax expenses included in the condensed consolidated statements of operations and comprehensive loss are as follows:

	Three months ended March 31,
	2020	2021
	RMB	RMB
Current tax expenses	—	—
Deferred tax benefits	(12,028)	(19,459)

Total income tax benefit	(12,028)	(19,459)

The effective tax rate (“ETR”) is based on expected income and statutory tax rates. For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period. As the year progresses, the Group refines the estimates of the year’s taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

The Group’s estimated ETR for the three months ended March 31, 2020 and 2021 was 6.20% and 17.12%, respectively.

The deferred tax benefits are related to the amortization of deferred tax liabilities resulting from the intangible assets acquired from business acquisitions.

The Group recorded a full valuation allowance against deferred tax assets of all its consolidated entities because all entities were in a cumulative loss position as of December 31, 2020 and March 31, 2021. No unrecognized tax benefits and related interest and penalties were recorded in any of the periods presented.

6.	Convertible bonds

On November 28, 2016, the Group’s PRC subsidiary, Shanghai Yueyee, issued non-interest bearing convertible bonds (the “2016 Notes”) with an aggregate principal amount of RMB200,000 and a maturity date of June 2018. Upon approval of ODI, the holders can at their option, to redeem the 2016 Notes in RMB and to purchase Series C-3 convertible redeemable preferred shares from the Company at US$2.6532 per share in US dollars for an amount equivalent to the principal of the 2016 Notes. This option to subscribe for the convertible redeemable preferred shares is not a free-standing financial instrument, but in essence a conversion option embedded in the 2016 Notes as it can only be exercised together with the redemption of the Notes.

The Group determined the conversion feature of the convertible bond is not an embedded derivative and therefore bifurcation from the convertible bonds is not required. Further, there’s no beneficial conversion feature associated with the conversion option as the effective conversion price was higher than the fair value of the underlying shares. The 2016 Notes were recorded as a liability in their entirety at amortized cost on the condensed consolidated balance sheets.

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

6.	Convertible bonds—(Continued)

In 2018, RMB40,000 of the 2016 Notes was converted into 2,255,380 Series C-3 convertible redeemable preferred shares at the contractual conversion price.

During the first quarter of 2021, another RMB70,000 of the 2016 Notes was converted into 3,946,915 Series C-3 convertible redeemable preferred shares at the contractual conversion price.

7.	Convertible redeemable preferred shares

The following table summarizes changes in the carrying amount of the convertible redeemable preferred shares for the three months ended March 31, 2020 and 2021:

	Series A Convertible redeemable preferred shares	Series B Convertible redeemable preferred shares	Series C Convertible redeemable preferred shares	Series D Convertible redeemable preferred shares	Series E Convertible redeemable preferred shares	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	361,963	295,666	1,393,992	1,005,852	4,022,605	7,080,078
Accretion	20,828	16,492	77,861	36,935	174,007	326,123

Balance as of March 31, 2020	382,791	312,158	1,471,853	1,042,787	4,196,612	7,406,201

	Series A Convertible redeemable preferred shares	Series B Convertible redeemable preferred shares	Series C Convertible redeemable preferred shares	Series D Convertible redeemable preferred shares	Series E Convertible redeemable preferred shares	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	445,275	361,633	1,705,435	1,153,593	5,213,958	8,879,894
Issuance upon conversion	—	—	103,423	—	50,645	154,068
Accretion	21,898	17,207	246,015	37,083	186,424	508,627

Balance as of March 31, 2021	467,173	378,840	2,054,873	1,190,676	5,451,027	9,542,589

The following table summarizes the issuance of convertible redeemable preferred shares from January 1, 2021 to March 31, 2021:

Series	Issuance date	Share Issued	Issue Price per Share		Proceeds from Issuance
C-3	February 8, 2021	5,831,426	US$	2.65	RMB103,423
E+	February 8, 2021	403,747	US$	17.84	RMB50,645

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

7.	Convertible redeemable preferred shares—(Continued)

Accounting of Convertible Redeemable Preferred Shares

The Company classified all preferred shares as mezzanine equity in the condensed consolidated balance sheets because they are redeemable at the holders’ option any time after a certain date and are contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. The convertible redeemable preferred shares are recorded initially at fair value, net of issuance costs.

The Company records accretion on the convertible redeemable preferred shares to the redemption value from the issuance dates to the earliest redemption dates. The accretion, calculated as the current redemption value, is recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. The accretion of convertible redeemable preferred shares was RMB326,123 and RMB508,627 for the three months ended March 31, 2020 and 2021, respectively.

The Company determined that the embedded conversion features and the redemption features do not require bifurcation as they either are clearly and closely related to the convertible redeemable preferred shares or do not meet the definition of a derivative.

The Company has determined that there was no beneficial conversion feature attributable to all convertible redeemable preferred shares because the initial effective conversion prices of these convertible redeemable preferred shares were higher than the fair value of the Company’s ordinary shares determined by the Company taking into account independent valuations.

8.	Share based compensation

The Group granted 981,847 share options with weighted average exercise price RMB0.70 (equivalent to US$0.10) and weighted average grant date fair value RMB38.12 for the three months ended March 31, 2020. The Group did not grant any share option to its employees for the three months ended March 31, 2021.

For the three months ended March 31, 2020, there were 2,635,495 share options forfeited with weighted average exercise price RMB0.70 (equivalent to US$0.10) and weighted average grant date fair value RMB9.09. For the three months ended March 31, 2021, there were 53,545 share options forfeited with weighted average exercise price RMB0.65 (equivalent to US$0.10) and weighted average grant date fair value RMB29.39.

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

9.	Net loss per share attributable to ordinary shareholders

The calculation of diluted net loss per share does not include the effect of share options, conversions of convertible bonds and convertible redeemable preferred shares at total 115,689,757 and 120,224,843 shares as for the three months ended March 31, 2020 and 2021 as the effect of the inclusion was anti-dilutive.

	Three months ended March 31,
	2020	2021
	RMB	RMB
Numerator:
Net loss	(186,265)	(94,781)
Accretion to convertible redeemable preferred shares redemption value	(326,123)	(508,627)

Net loss attributable to ordinary shareholders of the Company	(512,388)	(603,408)

Denominator:
Weighted average number of ordinary shares used in computing basic and diluted loss per ordinary share	18,782,620	18,782,620
Net loss per ordinary share basic and diluted	(27.28)	(32.13)

10.	Related party transactions

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
JD and its subsidiaries (“JD Group”)	A shareholder of the Group
5Y Capital’s affiliates (“5Y Capital”, previously known as “Morningside”)	A shareholder of the Group
Baowu (Beijing) Technology Co., Ltd (“Baowu”)	An investee of the Group
Beijing Xichen Technology Co., Ltd and its subsidiaries (“Xichen Group”)	An investee of the Group
Fuzhou Ruifeng Renewable resources Co., Ltd (“Ruifeng”)	An investee of the Group
Jinsong (Shanghai) Network Information Technology Co., Ltd (“Jinsong”)	An investee of the Group
Manak Waste Management Private Limited (“Manak”)	An investee of the Group
Shanghai Meda Information Technology Co., Ltd (“Meda”)	An investee of the Group
Shanghai Yuekun Environmental Protection Technology Co., Ltd (“Yuekun”)	A subsidiary of an investee of the Group
Shanghai Yueqing Information Technology Co., Ltd (“Yueqing”)	An investee of the Group
Shenzhen Aileyou Information Technology Co., Ltd (“Aileyou”)	An investee of the Group
Shanghai Yueyie Network Information Technology Co., Ltd (“Yueyie”)	An investee of the Group

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

10.	Related party transactions—(Continued)

For the three months ended March 31, 2020 and 2021, significant related party transactions were as follows:

	Three months ended March 31,
	2020	2021
	RMB	RMB
Merchandise costs
Purchase from JD Group	13,378	—
Selling and marketing expenses
Commission service received from JD Group	19,816	55,409
Service received from Aileyou	—	1,273
Interest income
Interest income from loans provided to related parties	1,330	1,170

Amount due from related parties
Loan to Yuekun	31,912	69,400
Loan to Aileyou	2,400	—
Repayments from Yuekun	13,268	72,205
Repayments from Aileyou	2,548	—

As of December 31, 2020 and March 31, 2021, the amount due from/to related parties are as follows:

	As of December 31, 2020	As of March 31, 2021
	RMB	RMB
Due from JD Group (3)	165,626	151,038
Due from Jinsong
Other receivables from Jinsong	45,661	48,872
Due from Yueqing
Loans provided to Yueqing (1)	9,500	9,500
Due from Xichen Group	3,500	3,500
Due from Yuekun
Loans provided to Yuekun (1)	24,115	21,310
Other receivables from Yuekun	26,668	28,768
Due from Aileyou
Loans provided to Aileyou	1,869	1,869
Other receivables from Aileyou	12,217	30,237

	289,156	295,094

Due to JD Group
Prepaid subscription from JD Group (4)	35,000	35,000
Other payables to JD Group (2)	44,688	35,928
Due to 5Y Capital
Convertible loan due to 5Y Capital (5)	33,423	—
Due to Aileyou	1,384	—
Due to Yuekun	118	118
Due to Yueyie	56	—

	114,669	71,046

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

10.	Related party transactions—(Continued)

(1)

In relation to the loans provided to Yueqing and Yuekun, the Group signed one year agreement and charged them with interest rate of 8% and 7% respectively. Loans to other related parties are interest free and due on demand. The Founder has provided guarantee on loans to Yuekun, and the loans were collateralized by his shareholdings in the Company. RMB63.3 million was collected from Yuekun in May 2021.

(2)	Other payables to JD Group mainly includes channel commissions payable to JD Group.
(3)	Amount due from JD Group includes funds receivables from payment service providers of JD Group, and cash collected by JD Group from third party merchants on behalf of the Group.
(4)

The amount represents RMB35,000 prepaid subscription from an entity of JD Group for Series E convertible redeemable preferred shares. The issuance of preferred shares is upon ODI approval, otherwise the amount will be refunded to the investor.

(5)	The convertible loan was converted into Series C convertible redeemable preferred shares in February 2021 according to the contractual terms (see Note 7).

11.	Commitments and contingencies

Operating lease commitments

The Group has leased office and store premises under operating lease agreements for the periods from 2021 to 2024.

Rental expenses amounted to RMB23,546 and RMB20,905 for the three months ended March 31, 2020 and 2021, respectively. Rental expenses are charged to the condensed consolidated statements of operations and comprehensive loss when incurred.

Future minimum lease payment under non-cancelable operating lease agreements are as follow:

Years ending	As of March 31, 2021
RMB
2021*	45,004
2022	15,625
2023	9,285
2024	2,923

72,837

*	Represents the nine months ended December 31, 2021.

The Group has no future minimum lease payments in 2025 and thereafter.

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not have any pending legal or administrative proceeding to which the Group is a party that will have a material effect on its business or financial condition.

AIHUISHOU INTERNATIONAL CO. LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

12.	Subsequent events

The Group has evaluated subsequent events through May 28, 2021, which is the date when the condensed consolidated financial statements were issued.

In April 2021, the Company granted a total of 2,964,091 restricted share units that were immediately vested upon grant to the Founder of the Company and is in process of estimating the fair value with assistance of an independent third party valuer.

In April and May 2021, RMB90,000 of the 2016 Notes were converted into 5,074,605 shares of Series C-3 convertible redeemable preferred shares according to the contractual conversion terms.

On May 25, 2021, the Group issued 1,493,864 Series E convertible redeemable preferred shares at consideration of RMB185,000, of which RMB135,000 was received in 2020 and recorded in Accrued expenses and other current liabilities and amount due to related parties as prepaid subscription as of March 31, 2021.

In April and May 2021, the Group issued a total of 9,777,383 Series F convertible redeemable preferred shares to certain investors (‘Series F investors’) for an aggregate consideration of US dollar equivalent of RMB1,234,537. Among which, 2,572,995 Series F preferred shares were issued to Cosmic Blue Investments Limited for a consideration of US dollar equivalent of RMB180,149 in cash and RMB141,546 in form of business resources. The key terms of Series F convertible redeemable preferred shares are the same as those of Series E other than the seniority in redemption and liquidation. As part of the Series F equity financing, the Series F investors also directly purchased 2,255,380 shares of Series C-3 convertible redeemable preferred shares from the Series C-3 shareholders and 1,604,113 ordinary shares from the Founder, respectively. The transfer of these shares was realized through a repurchase of the shares by the Group followed by a reissuance of the same shares to the Series F investors.

In connection with the Series F equity financing, the Group also issued to a third-party financial advisor warrants to purchase 153,570 shares of ordinary shares at US$2.65 per share during a four-year period. The warrants can be exercised at any time for cash, or on a net cashless basis if the fair value of ordinary shares is greater than the exercise price. The warrants will be automatically exercised on a net cashless basis on the expiration date if the fair value of ordinary shares is greater than the exercise price.

On May 12, 2021, the Group issued 56,041 Series E convertible redeemable preferred shares to certain third party investor at a purchase price of US$1,000,000.